

Annual Report

DECEMBER 31, 2019

VARIABLE INSURANCE PORTFOLIOS

Ivy Variable Insurance Portfolios

Asset Strategy	Class I	Class II
Balanced		Class II
Energy	Class I	Class II
Growth		Class II
High Income	Class I	Class II
International Core Equity		Class II
Mid Cap Growth	Class I	Class II
Natural Resources		Class II
Science and Technology	Class I	Class II
Small Cap Core		Class II
Small Cap Growth	Class I	Class II

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), you may not be receiving paper copies of the Fund's annual or semi-annual shareholder reports by mail, unless you specifically request paper copies of the reports from the insurance company that offers your variable annuity or variable life insurance contract or from your financial intermediary. Instead of delivering paper copies of the report, the insurance company may choose to make the reports available on a website, and will notify you by mail each time a shareholder report is posted and provide you with a website link to access the report. Instructions for requesting paper copies will be provided by your insurance company.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the insurance company or your financial intermediary electronically by following the instructions provided by the insurance company or by contacting your financial intermediary.

You may elect to receive all future Fund shareholder reports in paper free of charge from the insurance company. You can inform the insurance company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by following the instructions provided by the insurance company or by contacting your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your contract with the insurance company.

CONTENTS



Philip J. Sanders, CFA

DECEMBER 31, 2019 (UNAUDITED)

Dear Shareholder,

Following a sharp correction to end 2018, equity markets roared back during the fiscal year. The S&P 500 Index advanced more than 30% in 2019, and every sector posted gains. The rally had a pro-cyclical component, as information technology and communication services delivered the strongest sector returns, while energy and health care were the laggards.

The U.S. economy slowed in 2019, but remains in the longest economic expansion in U.S. history despite signs of global weakening. Waning benefits from U.S. fiscal stimulus, elevated inventory levels, Brexit chaos, a stronger U.S. dollar and the lagged effects of tighter monetary policy in places like the U.S. and China coalesced to weaken the pace of global growth. We believe some of those headwinds are reversing and could provide some lift to global growth in 2020.

Uncertainty around trade and the weakening of the global economy pressured the U.S. Federal Reserve (Fed) to reverse its policy during 2019. After projecting two rate hikes at the start of the fiscal year, the Fed cut interest rates three times in 2019, bringing the federal funds rate target range to 1.50–1.75%. Overall, we expect the Fed to leave rates unchanged throughout 2020.

Markets cheered the significant progress made toward a "phase one" U.S.-China trade deal in December, though we believe U.S. trade policy remains a wildcard and poses a threat to the current expansion. The uncertainty about the future of global trade created a significant slowing in the eurozone. In addition, uncertainty about the U.K.'s potential exit from the European Union triggered a further reduction in business confidence. The European Central Bank (ECB) announced additional easing in September, pushing interest rates further into negative territory and introducing another round of quantitative easing via bond purchases. While we believe average GDP growth in 2020 will be similar to the estimated 1.2% average in 2019, we expect the pace of eurozone growth to improve throughout 2020 on the back of a better global economy and reduced risks around trade and Brexit.

Emerging markets felt the effects of weak global trade in 2019, which led to disappointing economic growth overall. Despite near-term concerns and likely volatility across the global equity market, we believe the long-term fundamentals in emerging markets will continue to offer opportunities.

Looking ahead, we believe equities face intensifying headwinds as the pace of global growth slows and trade turmoil lingers. As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies are the ultimate drivers of long-term stock prices.

Economic Snapshot

	12/31/2019	12/31/2018
S&P 500 Index	3,230.78	2,506.85
MSCI EAFE Index	2,036.94	1,719.88
10-Year Treasury Yield	1.92%	2.69%
U.S. unemployment rate	3.5%	3.9%
30-year fixed mortgage rate	3.74%	4.55%
Oil price per barrel	$61.14	$45.41

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2019.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses for each share class. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid during Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses for each share class based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 in Notes to Financial Statements for further information.

(UNAUDITED)

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-19	Ending Account Value 12-31-19	Expenses Paid During Period*	Beginning Account Value 6-30-19	Ending Account Value 12-31-19	Expenses Paid During Period*	
Asset Strategy							
Class I	$1,000	$1,062.00	$4.02	$1,000	$1,021.34	$3.94	0.77%
Class II	$1,000	$1,060.60	$5.25	$1,000	$1,020.08	$5.15	1.02%
Balanced							
Class II	$1,000	$1,083.70	$5.31	$1,000	$1,020.14	$5.15	1.01%
Energy							
Class I	$1,000	$947.80	$4.87	$1,000	$1,020.16	$5.05	1.00%
Class II	$1,000	$946.60	$6.13	$1,000	$1,018.94	$6.36	1.25%
Growth							
Class II	$1,000	$1,102.20	$5.26	$1,000	$1,020.18	$5.05	1.00%
High Income							
Class I	$1,000	$1,027.50	$3.45	$1,000	$1,021.85	$3.44	0.67%
Class II	$1,000	$1,025.90	$4.66	$1,000	$1,020.57	$4.65	0.92%
International Core Equity							
Class II	$1,000	$1,060.10	$5.97	$1,000	$1,019.38	$5.86	1.16%
Mid Cap Growth							
Class I	$1,000	$1,087.70	$4.49	$1,000	$1,020.92	$4.34	0.85%
Class II	$1,000	$1,086.30	$5.74	$1,000	$1,019.66	$5.55	1.10%
Natural Resources							
Class II	$1,000	$997.10	$6.19	$1,000	$1,019.05	$6.26	1.22%
Science and Technology							
Class I	$1,000	$1,127.50	$4.79	$1,000	$1,020.69	$4.55	0.90%
Class II	$1,000	$1,126.10	$6.17	$1,000	$1,019.41	$5.86	1.15%
Small Cap Core							
Class II	$1,000	$1,037.60	$6.01	$1,000	$1,019.30	$5.96	1.17%
Small Cap Growth							
Class I	$1,000	$1,003.60	$4.51	$1,000	$1,020.71	$4.55	0.89%
Class II	$1,000	$1,002.30	$5.81	$1,000	$1,019.45	$5.86	1.14%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2019, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustrations are based on ongoing costs only.

(UNAUDITED)



Chace Brundige



W. Jeffery Surles

Below, F. Chace Brundige, CFA, and W. Jeffery Surles, CFA, portfolio managers of Ivy VIP Asset Strategy, discuss positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Brundige has managed the Portfolio since 2014 and has 26 years of industry experience. Mr. Surles has managed the Portfolio since 2018 and has 18 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019	
Ivy VIP Asset Strategy (Class II shares at net asset value)	21.78%
Benchmark and Morningstar Category	
MSCI All Country World Index (ACWI) (generally reflects the performance of stocks in 46 developed and emerging markets)	26.60%
Morningstar World Allocation Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	16.10%

Please note that the Portfolio returns include applicable investment fees and expense, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

An interesting year

According to Morgan Stanley, 2019 is the first year since 2010 in which every major asset class performed better than inflation. The starting point is important, of course, since 2018 was unique in that every major asset class underperformed inflation. The MSCI ACWI, the Portfolio's benchmark, returned 26.6% for the year. It did not recover to its September 2018 high until July, then consolidated until it pierced that level for good in October as the trade picture began to clear with positive indications of an initial trade agreement between the U.S. and China.

Yield curves began the year at their respective peaks, with all major curves flattening or shifting down through the first three quarters. The Federal Reserve (Fed), which raised interest rates nine times between late 2015 and December 2018, finally took its cue from markets and cut rates at each of its July, September, and October 2019 meetings. With central bank support firmly in place and the trade picture clearing, equity markets rallied and yield curves steepened during the fourth quarter. High yield credit spreads performed roughly in line with equities — rallying from recent peaks during the first quarter, volatile during the middle of the year and rallying to new low spread levels for the year in December, though still above the lows of both 2018 and 2017.

In addition to the improving trade picture with China during the year, the modification to the North American Free Trade Agreement known as the U.S.-Mexico-Canada Agreement was passed by the U.S. House of Representatives and we think it is likely to become law upon Senate approval. While it's difficult to measure the full negative impact of the trade dispute, it's fairly clear that global trade has slowed and corporate capital expenditures have come under pressure because of the uncertainty. Despite the uptick with "Phase 1" of a trade agreement that is expected to be signed in early 2020, any potential rebound in those two key metrics also will be difficult to gauge. That said, global manufacturing data appears to have bottomed for now, with positive signals stemming from inventory and new order data. Central banks remain accommodative and many national governments appear to be following the U.S., which in late 2019 posted a budget deficit eclipsing $1 trillion.

There were many macro and political events that affected the markets during the year: Brexit uncertainties, trade wars, Hong Kong unrest, Middle East tensions, spats with North Korea and impeachment proceedings, to name a few examples. All largely were brushed off by the markets. The focus — rightly so in our opinion — continues to be more on monetary policy, which remains easy, and economic growth, which we believe remains at acceptable levels.

Solid performance, but we could not keep pace with global equity markets

The Portfolio had a positive return for the fiscal year but did not keep pace with its benchmark. However, the Portfolio outperformed its Morningstar category average return.

The equity sleeve of the Portfolio performed well, with relative strength in information technology and industrials offsetting weakness in consumer discretionary and health care. Strong returns from Taiwan Semiconductor Manufacturing Co. Ltd., Qualcomm, Inc., ASML Holding N.V., Microsoft Corp. and Fiserv, Inc. eclipsed the fact that the Portfolio did not hold Apple, Inc. — a major component of the benchmark and key contributor to its performance — for most of the year. The Portfolio's industrial sector holdings performance was led by aerospace and defense, with Airbus SE — the largest position in the sector — rallying 55% for the year. Other industrial contributors include Ferguson Plc in the U.K., Vinci in France, and railroads Union Pacific Corp. and Kansas City Southern.

Weakness in the consumer discretionary sector performance was led by two positions within Japanese autos — Suzuki Motor Corp. and Subaru Corp. The former has been driven by a downturn in demand from India via its majority owned Maruti Suzuki subsidiary. We were a bit late to purchase Subaru, and the stock consolidated after a period of outperformance. In both cases, we feel the market has mispriced the respective opportunities in India and North America, and we continue to add on weakness. Dollar Tree, Inc., has also performed poorly since our purchase, though we maintain conviction in the longer term potential opportunity.

Health care performance was hindered by a large weight in Pfizer, which fell during the year after strong performance in 2018, and a poorly timed exit from UnitedHealth Group. We sold Pfizer during the year and built a position in Anthem within managed care, which trades at a steep discount to UnitedHealth Group.

Performance of the fixed income component of the Portfolio had a double-digit return on a standalone basis during the year. While a solid performance in isolation, it still was a detractor to overall performance against the Portfolio's all-equity benchmark. A longstanding position in subordinated European bank debt continued to perform well. Near the end of the fiscal year, we slightly reduced the position as a number of bonds hit price targets. Another longstanding position that contributed to performance was Altice Luxembourg S.A., in which we own bonds at several different points in the capital structure. Management demonstrated its ability to de-leverage the company through a series of asset sales which caused the bonds to rally substantially. Again, we reduced the position near the end of the year as bonds started to hit price targets and grew less attractive on a relative value basis. We had one substantial credit event during the year related to Argentina, where the Portfolio owns both sovereign and provincial credit. We were caught when the election cycle returned a Peronist government to power, causing bond prices to drop precipitously. We still have the exposure in the Portfolio as we believe the bonds are now trading significantly below recovery value in the event of any restructuring.

Gold consolidated early in the year but picked up steam as global rates came under pressure until Fed easing took hold. The metal continues to hold a place in our portfolio as one of the least-correlated to equities over time, though position size may vary with circumstances.

Investments in derivatives had a small positive impact on performance for the fiscal year.

Outlook for 2020

We enter 2020 with an equity weight of around 66%, with more than 25% in fixed income, almost 6% in gold and expected portfolio volatility of 74% of the benchmarks. Over the last few months, we continued to trim positions as they approached our targets, redeploying that capital in what we believe are attractive areas of global equity and fixed income.

For the first time in a long time, the Portfolio's equity exposure is primarily outside the U.S., where strong relative performance has, in many cases, led to less appealing relative value. We have found opportunities in autos in Japan, oil exploration & production in Canada, and semiconductors and financials in Asia, among others. In fixed income, we have decreased the previously outsized exposure to European bank subordinated debt and are primarily looking to redeploy capital into bifurcated parts of the high yield markets, where the relative spreads between BB-rated credit and lower-rated segments of the market are at historically wide levels.

We remain comfortable with the gold position because of its strong performance in 2019. Many countries and their respective central banks are beginning to question the ability of monetary policy alone to drive economic growth, given slower population growth, rising dependency ratios, high and rising corporate debt, and a decline in China's appetite for basic materials.

The call for fiscal stimulus is strong and growing globally, buttressed by the growing acceptance of "Modern Monetary Theory," which generally rejects conventional beliefs about government spending, money, taxes and budget deficits. We think it may just work...until it doesn't. To the extent that deficits do matter, we think the gold market will sniff that out even as real interest rates begin to rise to send the warning — and what would central banks do then?

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

The Portfolio may allocate its assets among different asset classes of varying correlation around the globe.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Portfolio may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Portfolio may seek to hedge market risk via the use of derivative instruments. Such investments involve additional risks.

Investing in commodities is generally considered speculative because of the significant potential for investment loss. Markets for commodities are likely to be volatile and there may be sharp price fluctuations even during periods when prices overall are rising.

The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Portfolio's value and the risk that fluctuations in the value of the derivatives may not correlate with the corresponding securities or fixed income markets or the underlying asset upon which the derivative's value is based.

These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Asset Strategy.

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	66.2%
Information Technology	17.3%
Industrials	11.9%
Financials	9.3%
Consumer Discretionary	7.1%
Health Care	7.1%
Consumer Staples	6.6%
Energy	3.8%
Communication Services	1.1%
Utilities	1.0%
Materials	0.7%
Real Estate	0.3%
Bullion (Gold)	5.7%
Bonds	25.1%
Corporate Debt Securities	13.7%
Loans	5.1%
United States Government and Government Agency Obligations	4.3%
Mortgage-Backed Securities	1.0%
Other Government Securities	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.0%

Country Weightings

North America	46.6%
United States	44.8%
Other North America	1.8%
Europe	28.4%
France	7.9%
United Kingdom	7.1%
Switzerland	4.5%
Other Europe	8.9%
Pacific Basin	15.0%
Japan	5.5%
Other Pacific Basin	9.5%
South America	1.3%
Bullion (Gold)	5.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.0%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors
Fiserv, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Wal-Mart Stores, Inc.	United States	Consumer Staples	Hypermarkets & Super Centers
Airbus SE	France	Industrials	Aerospace & Defense
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
ORIX Corp.	Japan	Financials	Consumer Finance
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Adobe, Inc.	United States	Information Technology	Application Software
Ping An Insurance (Group) Co. of China Ltd., H Shares	China	Financials	Life & Health Insurance

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT ASSET STRATEGY



—— Ivy VIP Asset Strategy (Class II)[1]		$17,327
····· MSCI ACWI Index		$23,216

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class I	Class II
1-year period ended 12-31-19	22.08%	21.78%
5-year period ended 12-31-19	—	3.99%
10-year period ended 12-31-19	—	5.65%
Since Inception of Class through 12-31-19[3]	9.87%	—

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)4-28-17 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

ASSET STRATEGY *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Media & Services – 1.1%		
Facebook, Inc., Class A (A)	41	$ 8,505
Total Communication Services – 1.1%		8,505
Consumer Discretionary		
Auto Parts & Equipment – 1.1%		
Aptiv plc	85	8,076
Automobile Manufacturers – 2.1%		
Subaru Corp. (B)	274	6,767
Suzuki Motor Corp. (B)	222	9,244
		16,011
General Merchandise Stores – 0.8%		
Dollar Tree, Inc. (A)	69	6,524
Home Improvement Retail – 1.0%		
Home Depot, Inc. (The)	36	7,915
Internet & Direct Marketing Retail – 1.0%		
Amazon.com, Inc. (A)	4	7,861
Leisure Facilities – 0.0%		
COTA Racing & Entertainment LLC, Class B (A)	—*	—
Leisure Products – 0.1%		
Media Group Holdings LLC, Series H (A)(C)(D)(E)	32	—*
Media Group Holdings LLC, Series T (A)(C)(D)(E)	4	395
		395
Restaurants – 1.0%		
Compass Group plc (B)	309	7,748
Total Consumer Discretionary – 7.1%		54,530
Consumer Staples		
Household Products – 1.0%		
Procter & Gamble Co. (The)	63	7,865
Hypermarkets & Super Centers – 2.1%		
Wal-Mart Stores, Inc.	135	16,043
Packaged Foods & Meats – 2.5%		
Danone S.A. (B)	95	7,893
Nestle S.A., Registered Shares (B)	107	11,572
		19,465
Personal Products – 1.0%		
Beiersdorf Aktiengesellschaft (B)	66	7,850
Total Consumer Staples – 6.6%		51,223

COMMON STOCKS (Continued)	Shares	Value
Energy		
Integrated Oil & Gas – 1.0%		
Total S.A. (B)	146	$ 8,031
Oil & Gas Exploration & Production – 0.9%		
Canadian Natural Resources Ltd.	212	6,852
Oil & Gas Refining & Marketing – 1.1%		
Reliance Industries Ltd. (B)	404	8,568
Oil & Gas Storage & Transportation – 0.8%		
Enterprise Products Partners L.P.	210	5,912
Total Energy – 3.8%		29,363
Financials		
Consumer Finance – 1.7%		
ORIX Corp. (B)	795	13,141
Diversified Banks – 3.8%		
BNP Paribas S.A. (B)	146	8,657
ICICI Bank Ltd. (B)	1,020	7,704
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (B)	1,314	7,103
UniCredit S.p.A. (B)	414	6,042
		29,506
Life & Health Insurance – 2.6%		
AIA Group Ltd. (B)	874	9,173
Ping An Insurance (Group) Co. of China Ltd., H Shares (B)	902	10,666
		19,839
Other Diversified Financial Services – 1.2%		
Citigroup, Inc.	120	9,558
Total Financials – 9.3%		72,044
Health Care		
Biotechnology – 0.7%		
Sarepta Therapeutics, Inc. (A)(F)	39	5,057
Health Care Equipment – 1.3%		
Zimmer Holdings, Inc.	64	9,581
Life Sciences Tools & Services – 0.3%		
Qiagen N.V. (A)	71	2,400
Managed Health Care – 0.8%		
Anthem, Inc.	21	6,427
Pharmaceuticals – 4.0%		
AstraZeneca plc (B)	76	7,708
Elanco Animal Health, Inc. (A)	299	8,808
GlaxoSmithKline plc (B)	338	7,976
Merck KGaA (B)	60	7,068
		31,560
Total Health Care – 7.1%		55,025

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Aerospace & Defense – 3.0%		
Airbus SE (B)	91	$ 13,386
Northrop Grumman Corp.	29	9,922
		23,308
Construction & Engineering – 1.8%		
Larsen & Toubro Ltd. (B)	348	6,326
Vinci (B)	70	7,811
		14,137
Construction Machinery & Heavy Trucks – 1.1%		
Caterpillar, Inc.	59	8,703
Electrical Components & Equipment – 1.3%		
Schneider Electric S.A. (B)	94	9,691
Industrial Conglomerates – 0.9%		
Koninklijke Philips Electronics N.V., Ordinary Shares (B)	140	6,820
Industrial Machinery – 0.9%		
Gardner Denver Holdings, Inc. (A)	181	6,637
Railroads – 2.0%		
Kansas City Southern	40	6,166
Union Pacific Corp.	52	9,405
		15,571
Trading Companies & Distributors – 0.9%		
Ferguson plc (B)	81	7,368
Total Industrials – 11.9%		92,235
Information Technology		
Application Software – 2.6%		
Adobe, Inc. (A)	34	11,234
Intuit, Inc.	35	9,266
		20,500
Data Processing & Outsourced Services – 4.2%		
Fiserv, Inc. (A)	164	18,950
Visa, Inc., Class A	71	13,278
		32,228
Electronic Equipment & Instruments – 0.8%		
Keyence Corp. (B)	19	6,473
Internet Services & Infrastructure – 0.3%		
VeriSign, Inc. (A)	11	2,030
IT Consulting & Other Services – 0.2%		
Garter, Inc., Class A (A)	12	1,874
Semiconductor Equipment – 1.1%		
ASML Holding N.V., Ordinary Shares (B)	30	8,737

CONSOLIDATED SCHEDULE OF INVESTMENTS ASSET STRATEGY (in thousands)

DECEMBER 31, 2019

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 4.1%		
QUALCOMM, Inc.	97	$ 8,548
Taiwan Semiconductor Manufacturing Co. Ltd. (B)	2,086	23,033
		31,581
Systems Software – 3.0%		
Microsoft Corp.	146	23,083
Technology Hardware, Storage & Peripherals – 1.0%		
Samsung Electronics Co. Ltd. (B)	160	7,656
Total Information Technology – 17.3%		134,162
Materials		
Diversified Metals & Mining – 0.7%		
Glencore International plc (B)	1,773	5,527
Total Materials – 0.7%		5,527
Real Estate		
Specialized REITs – 0.3%		
Equinix, Inc.	4	2,130
Total Real Estate – 0.3%		2,130
Utilities		
Electric Utilities – 1.0%		
E.ON AG (B)	744	7,918
Total Utilities – 1.0%		7,918
TOTAL COMMON STOCKS – 66.2%		$512,662
(Cost: $445,158)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 0.7%		
Altice Luxembourg S.A., 10.500%, 5-15-27 (G)	$2,383	2,717
Altice S.A., 7.625%, 2-15-25 (G)	2,603	2,707
		5,424
Integrated Telecommunication Services – 1.1%		
Frontier Communications Corp.:		
7.625%, 4-15-24	2,119	1,022
6.875%, 1-15-25	6,323	3,066
11.000%, 9-15-25	5,680	2,755
9.000%, 8-15-31	2,119	1,028
West Corp., 8.500%, 10-15-25 (F)(G)	1,500	1,200
		9,071
Total Communication Services – 1.8%		14,495
Consumer Discretionary		
Leisure Facilities – 0.3%		
Circuit of the Americas LLC, Series D, 0.000%, 10-2-23 (H)	$3,642	$ 2,261
Total Consumer Discretionary – 0.3%		2,261
Consumer Staples		
Packaged Foods & Meats – 0.3%		
JBS Investments II GmbH (GTD by JBS S.A.), 7.000%, 1-15-26 (G)	2,088	2,271
Tobacco – 0.3%		
Altria Group, Inc. (GTD by Philip Morris USA, Inc.), 5.950%, 2-14-49	2,000	2,418
Total Consumer Staples – 0.6%		4,689
Energy		
Integrated Oil & Gas – 0.9%		
Petroleos Mexicanos:		
6.490%, 1-23-27 (G)	4,223	4,491
6.840%, 1-23-30 (G)	2,057	2,193
		6,684
Total Energy – 0.9%		6,684
Financials		
Diversified Banks – 4.9%		
Barclays plc:		
7.875%, 12-29-49	7,618	8,208
8.000%, 9-15-68	2,013	2,252
ING Groep N.V., 6.875%, 12-29-49	2,681	2,866
Royal Bank of Scotland Group plc (The), 8.625%, 12-29-49	8,153	8,816
Societe Generale Group, 7.375%, 12-29-49 (G)	5,723	6,066
Standard Chartered plc, 7.500%, 12-29-49 (G)	3,731	4,016
UniCredit S.p.A.:		
5.861%, 6-19-32 (G)	3,700	3,861
7.296%, 4-2-34 (G)	1,612	1,852
		37,937
Diversified Capital Markets – 1.3%		
Credit Suisse Group AG:		
6.375%, 2-21-68 (G)	1,232	1,328
7.500%, 6-11-68 (G)	2,852	3,205
7.125%, 7-29-68	4,855	5,225
		9,758
Investment Banking & Brokerage – 0.4%		
Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 117 bps), 3.080%, 5-15-26 (I)	$ 3,241	$ 3,275
Total Financials – 6.6%		50,970
Health Care		
Pharmaceuticals – 0.3%		
Teva Pharmaceutical Finance Netherlands III B.V. (GTD by Teva Pharmaceutical Industries Ltd.), 2.800%, 7-21-23	2,034	1,887
Total Health Care – 0.3%		1,887
Industrials		
Aerospace & Defense – 0.9%		
Wolverine Escrow LLC:		
8.500%, 11-15-24 (G)	2,080	2,153
9.000%, 11-15-26 (G)	2,081	2,180
13.125%, 11-15-27 (G)	2,081	2,138
		6,471
Industrial Conglomerates – 0.3%		
Cosan Ltd., 5.500%, 9-20-29 (G)	2,330	2,429
Railroads – 0.2%		
Rumo Luxembourg S.a.r.l., 7.375%, 2-9-24 (G)	1,362	1,467
Security & Alarm Services – 0.7%		
Prime Security Services Borrower LLC and Prime Finance, Inc., 9.250%, 5-15-23 (G)	5,084	5,332
Total Industrials – 2.1%		15,699
Information Technology		
IT Consulting & Other Services – 0.4%		
Atento Luxco 1 S.A., 6.125%, 8-10-22 (G)	3,201	3,153
Total Information Technology – 0.4%		3,153
Materials		
Diversified Metals & Mining – 0.7%		
Glencore Funding LLC:		
4.125%, 3-12-24 (G)	2,415	2,527
4.875%, 3-12-29 (G)	2,732	2,965
		5,492
Total Materials – 0.7%		5,492
TOTAL CORPORATE DEBT SECURITIES – 13.7%		$105,330
(Cost: $103,727)		

CONSOLIDATED SCHEDULE OF INVESTMENTS

ASSET STRATEGY *(in thousands)*

MORTGAGE-BACKED SECURITIES	Principal	Value
Non-Agency REMIC/CMO – 1.0%		
Ellington Financial Mortgage Trust, Series 2018-1, Class B1 (Mortgage spread to 10-year U.S. Treasury index), 5.574%, 10-25-58 (G)(I)	$1,500	$ 1,504
Homeward Opportunities Fund I Trust, Series 2019-1, Class B1 (Mortgage spread to 10-year U.S. Treasury index), 4.800%, 1-25-59 (G)(I)	1,061	1,073
Merrill Lynch Mortgage Investors Trust, Series 1998-C1, Class F, 6.250%, 11-15-26	1,228	1,240
Verus Securitization Trust, Series 2019-1, Class B1 (Mortgage spread to 10-year U.S. Treasury index), 5.311%, 2-25-59 (G)(I)	3,432	3,491
		7,308
TOTAL MORTGAGE-BACKED SECURITIES – 1.0%		**$7,308**

(Cost: $7,388)

OTHER GOVERNMENT SECURITIES (J)		
Argentina – 1.0%		
Province of Mendoza, 8.375%, 5-19-24	4,362	3,250
Republic of Argentina:		
4.625%, 1-11-23	6,531	3,223
5.875%, 1-11-28 (F)	2,100	987
		7,460
TOTAL OTHER GOVERNMENT SECURITIES – 1.0%		**$7,460**

(Cost: $12,541)

LOANS (I)		
Communication Services		
Integrated Telecommunication Services – 0.7%		
West Corp. (3-Month ICE LIBOR plus 400 bps), 5.927%, 10-10-24	6,093	5,150
Total Communication Services – 0.7%		**5,150**
Energy		
Oil & Gas Storage & Transportation – 0.3%		
EPIC Crude Services L.P. (ICE LIBOR plus 500 bps), 7.040%, 3-1-26	2,818	2,698
Total Energy – 0.3%		**2,698**

LOANS (I) (Continued)	Principal	Value
Financials		
Financial Exchanges & Data – 0.4%		
Refinitiv U.S. Holdings, Inc. (ICE LIBOR plus 375 bps), 5.049%, 10-1-25	$3,243	$ 3,271
Property & Casualty Insurance – 1.7%		
Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps), 6.299%, 2-28-25 (E)	5,310	4,938
Hub International Ltd. (ICE LIBOR plus 300 bps), 4.690%, 4-25-25	522	521
USI, Inc. (ICE LIBOR plus 300 bps) 4.945%, 5-16-24	7,285	7,278
		12,737
Total Financials – 2.1%		**16,008**
Health Care		
Health Care Facilities – 0.6%		
RegionalCare Hospital Partners Holdings, Inc. (ICE LIBOR plus 450 bps), 6.202%, 11-16-25	1,998	2,013
Surgery Center Holdings, Inc. (ICE LIBOR plus 325 bps), 5.050%, 8-31-24	2,820	2,803
		4,816
Health Care Services – 0.3%		
Heartland Dental LLC, 0.000%, 4-30-25 (K)	58	57
Heartland Dental LLC (ICE LIBOR plus 375 bps), 5.549%, 4-30-25	2,561	2,545
		2,602
Total Health Care – 0.9%		**7,418**
Information Technology		
Application Software – 0.4%		
Avaya, Inc. (ICE LIBOR plus 425 bps), 5.990%, 12-15-24	2,853	2,794
Total Information Technology – 0.4%		**2,794**
Materials		
Construction Materials – 0.7%		
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps), 5.799%, 5-31-25	5,304	5,208
Total Materials – 0.7%		**5,208**
TOTAL LOANS – 5.1%		**$39,276**

(Cost: $40,711)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.7%		
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 562 bps), 3.828%, 6-25-45 (I)(L)	$ 4,267	$ 798
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 625 bps):		
4.328%, 4-25-45 (I)(L)	2,152	438
4.308%, 4-25-46 (I)(L)	5,067	803
4.308%, 8-25-46 (I)(L)	5,211	859
4.458%, 6-25-48 (I)(L)	11,748	2,248
		5,146
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.7%		**$ 5,146**

(Cost: $5,129)

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Inflation Protected Obligations – 2.1%		
U.S. Treasury Notes:		
0.125%, 4-15-21	4,646	4,637
0.625%, 1-15-26	5,830	6,008
0.125%, 7-15-26	5,797	5,815
		16,460
Treasury Obligations – 1.5%		
U.S. Treasury Bonds:		
2.750%, 8-15-47	8,828	9,456
3.000%, 2-15-49	2,024	2,280
		11,736
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 3.6%		**$28,196**

(Cost: $27,042)

BULLION – 5.7%	Troy Ounces	
Gold	29	44,344

(Cost: $36,084)

SHORT-TERM SECURITIES	Shares	
Money Market Funds (N) – 2.7%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 1.550%, (M)	616	616
State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550%	19,994	19,994
		20,610
TOTAL SHORT-TERM SECURITIES – 2.7%		**$20,610**

(Cost: $20,610)

ASSET STRATEGY *(in thousands)*

DECEMBER 31, 2019

	Value
TOTAL INVESTMENT SECURITIES – 99.7%	$770,332
(Cost: $698,390)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%	2,276
NET ASSETS – 100.0%	$772,608

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Restricted securities. At December 31, 2019, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Value
Media Group Holdings LLC, Series H	8-29-13 to 10-31-13	32	$22,349	$ —*
Media Group Holdings LLC, Series T	7-2-13 to 1-23-15	4	8,413	395
			$30,762	$395

The total value of these securities represented 0.1% of net assets at December 31, 2019.

(D) Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Portfolio and consolidated as described in Note 5 of the Notes to Financial Statements.

(E) Securities whose value was determined using significant unobservable inputs.

(F) All or a portion of securities with an aggregate value of $5,144 are on loan.

(G) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2019 the total value of these securities amounted to $66,319 or 8.6% of net assets.

(H) Zero coupon bond.

(I) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(J) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(K) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(L) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(M) Investment made with cash collateral received from securities on loan.

(N) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 8,505	$ —	$ —
Consumer Discretionary	38,124	16,011	395
Consumer Staples	31,801	19,422	—
Energy	29,363	—	—
Financials	45,758	26,286	—
Health Care	47,957	7,068	—
Industrials	92,235	—	—
Information Technology	120,033	14,129	—
Materials	5,527	—	—
Real Estate	2,130	—	—
Utilities	—	7,918	—
Total Common Stocks	$421,433	$90,834	$395

CONSOLIDATED SCHEDULE OF INVESTMENTS

ASSET STRATEGY *(in thousands)*

	Level 1	Level 2	Level 3
Corporate Debt Securities	$ —	$105,330	$ —
Mortgage-Backed Securities	—	7,308	—
Other Government Securities	—	7,460	—
Loans	—	34,338	4,938
United States Government Agency Obligations	—	5,146	—
United States Government Obligations	—	28,196	—
Bullion	44,344	—	—
Short-Term Securities	20,610	—	—
Total	$486,387	$278,612	$5,333

During the year ended December 31, 2019, securities totaling $3,417 were transferred from Level 2 to Level 3 due to the lack of observable market data due to decreased market activity or information for these securities.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)

United States	44.8%
France	7.9%
United Kingdom	7.1%
Japan	5.5%
Switzerland	4.5%
Taiwan	3.0%
Germany	2.9%
Netherlands	2.9%

Country Diversification (Continued)

India	2.9%
Italy	1.5%
China	1.4%
Luxembourg	1.3%
Hong Kong	1.2%
South Korea	1.0%
Argentina	1.0%
Other Countries	2.4%
Other+	8.7%

+Includes gold bullion, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Matthew A. Hekman



Mark G. Beischel



Susan Regan

Below, Matthew A. Hekman, Mark G. Beischel, CFA, and Susan K. Regan, the co-portfolio managers of Ivy VIP Balanced, discuss positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Hekman has managed the Portfolio since 2014, and has 21 years of industry experience. Mr. Beischel and Ms. Regan joined Mr. Hekman as co-portfolio managers of the Fund in April 2018. Mr. Beischel has 26 years of industry experience. Ms. Regan has 32 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019	
Ivy VIP Balanced (Class II shares at net asset value)	22.09%
Benchmark and Morningstar Category	
S&P 500 Index (Generally reflects the performance of large- and medium-sized U.S. stocks)	31.49%
Bloomberg Barclays U.S. Government/Credit Index (Generally reflects the performance of securities in the bond market)	9.71%
Morningstar Allocation 50% to 70% Equity Category Average (Generally reflects the performance of the universe of portfolios with similar investment objectives)	19.23%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Key Drivers

The fiscal year that ended December 31, 2019 was rewarding for investors. Equity markets posted positive returns with the S&P 500 Index, the Portfolio's equity benchmark, advancing 31.5% for the year. It is important to note the context of the benchmark's performance in 2019. This followed a weak fourth quarter 2018 that was punctuated by a dramatic 9% decline in December, which had the ignoble distinction of being the worst performance for the final month of a calendar year since 1931.

However, even against that backdrop, the vigorous advance of domestic equity markets was encouraging. Within the S&P 500 Index, the information technology, communication services and financials sectors outperformed the benchmark average while the energy, materials and traditionally defensive sectors of health care, utilities and consumer staples sectors underperformed. As this year marks the end of a decade, it seems appropriate to highlight the index's 11.2% annualized price return over the 10-year period ending December 31, 2019. This performance makes the most recent decade the fourth-most rewarding 10-year period on an annualized price returns basis since 1930; bested only by the 1950s (13.6% annualized price return), the 1980s (12.6%) and the 1990s (15.3%).

As many investors have experienced, the most recent decade has not been without drama and volatility. These periodic bouts of volatility can be unnerving, but the trailing fiscal year and 10-year performance of the Portfolio is a profitable reminder of the value of patient, disciplined investing with a long-term perspective.

Fixed income markets also posted positive returns for the fiscal year with the Bloomberg Barclays U.S. Government / Credit Index, the Portfolio's fixed income benchmark, up 9.71% for the year. Within the fixed income market, the U.S. Treasury yield curve flattened, benefiting longer duration positioning. Short-term Treasury yields declined as the U.S. Federal Reserve (Fed) cut the federal funds rate by a total of 75 basis points during the year, while longer-dated Treasury yields declined due to moderating growth expectations, modest inflation rates and global demand for the relatively attractive yield of U.S. Treasuries.

Investment grade credit reversed its abysmal 2018 performance and generated an excess return of 6.2% versus Treasuries across the maturity spectrum of the fixed income benchmark. During the fiscal year, we continued adjusting the allocation of the fixed income portfolio to reduce exposure to credit risk. We reduced our credit allocation of the fixed income portion of the Portfolio from 44% at the start of the year to 31% at year's end. Over the same period, we increased our allocation to U.S. Treasuries from 48% to 63%. The Portfolio's duration at year end was 106% of the benchmark.

Contributors and detractors

The Portfolio advanced just over 22% for the fiscal year, outperforming its peers in the Morningstar moderate allocation category. Performance was driven by a modest overweight of equities relative to the blended benchmark and strong security selection in both the equity and fixed income sleeves. The Portfolio's equity exposure averaged about 63% for the year; with 36% on average invested in fixed income securities and the balance in cash.

The equity component of the Portfolio rose 32.2% for the year, outperforming the S&P 500 Index. Strong stock selection in the financials, materials, consumer staples and information technology sectors were the notable highlights. The fixed income component of the Portfolio was up 9.9% for the year, modestly outperforming its corresponding benchmark. Our long-duration position relative to the benchmark and strong security selection in the industrial, energy and information technology sectors positively impacted relative performance.

Top contributors to over-all product performance included Apple, Inc., Blackstone Group, Inc., Qualcomm, Inc., Microsoft Corporation and Autodesk, Inc. Apple, Inc. had a remarkable year as investors re-valued its equity in recognition of the strength of the brand and in growing anticipation of an iPhone refresh cycle in 2020. Blackstone Group, Inc. also experienced a re-rating of its equity as it converted to a C-Corporation legal structure, which broadened its shareholder base and brought attention to its exceptional growth.

Qualcomm, Inc. posted strong returns as it settled legal disputes with its largest customers and benefited from its technology lead in next-generation 5G Wireless chipsets. Microsoft Corporation continues to expand its capability and market share in the cloud with its Azure product. Its deep focus and expertise in serving corporate information technology departments has strengthened a competitive moat we believe will prove durable. In addition, Autodesk, Inc. continues to execute a successful transition in revenue recognition from sale of product to recurring subscription fees coupled with strong demand for the companies' products which we believe could accelerate in the coming year.

Detractors to performance in the fiscal year were Tapestry, Inc., Cimarex Energy Co., Core Laboratories N.V., Biogen, Inc. and Arista Networks, Inc. Tapestry, Inc. was a disappointing investment for the Portfolio that performed poorly as investor concern over the health of the Coach and Kate Spade brands has proven to be accurate. We elected to exit our position in Tapestry, Inc. and Cimarex Energy Co., which were each negatively affected by an oversupplied energy market, which depressed prices of energy commodities and slowed exploration and production activity. We sold our position in Cimarex Energy Co. and reduced our exposure to Core Laboratories N.V. as we look to emphasize business models that can profitably survive a protracted cyclical downturn in the energy space.

Biogen, Inc. had a perplexing year as its late-stage research program on a drug to treat Alzheimer's disease was terminated due to futility. As a result, we exited the position as the risk/reward was unfavorable in our view at that point. In addition, Arista Networks, Inc. was a recent addition to the equity portion of the Portfolio, which declined in value as a key customer dramatically reduced its demand for Arista's products. Due to substantial negative earnings revisions, turnover in the management team and uncertainty around the motivations of the key customer, we elected to exit our position to invest in more attractive opportunities.

Outlook

As we look ahead, we think that global economic growth is likely to improve over the next several quarters as central banks have reduced rates in response to slowing growth and trade frictions have eased between the U.S. and China. However, the uncertainties around political and trade policies are likely to linger.

While we believe domestic economic growth will continue, the lagged effects of tariffs and ongoing uncertainty over future trade policy coupled with a volatile presidential election cycle represent a headwind to confidence and the growth outlook. As a result, we are closely watching inflation rates and inflation expectations which have been modest, and must remain so, in order to allow our central bank to respond to slower growth.

We have been encouraged by the Fed's recent accommodative monetary policy and the ongoing strength exhibited by the U.S. consumer. While we continue to monitor macroeconomic forces and trends, we maintain an emphasis on finding high quality, growing companies whose securities are trading at a reasonable valuation with visible catalysts to drive relative outperformance over the next twelve months. This approach has served investors well over time, and our confidence in it has not waned.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the net asset value of the Portfolio may fall as interest rates rise. The lower-rated securities in which the Portfolio may invest may carry greater risk of nonpayment of interest or principal then higher-rated bonds. In addition to the risks typically associated with fixed-income securities, loan participations in which the Portfolio may invest carry other risks, including the risk of insolvency of the lending bank or other intermediary. The Portfolio's emphasis on dividend-paying stocks involves the risk that such stocks may fall out of favor with investors and underperform non-dividend paying stocks and the market as a whole over any period of time. In addition, there is no guarantee that the companies in which the Portfolio invests will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time. The amount of any dividend the company may pay may fluctuate significantly. In addition, the value of dividend-paying common stocks can decline when interest rates rise as fixed-income investments become more attractive to investors. This risk may be greater due to the current period of historically low interest rates.

The Portfolio typically holds a limited number of stocks (generally 45 to 55). As a result, the appreciation or depreciation of any one security held by the Portfolio will have a greater impact on the Portfolio's net asset value than it would if the Portfolio invested in a large number of securities.

The value of a security believed by the Portfolio's managers to be undervalued may never reach what the managers believe to be its full value, or such security's value may decrease. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the Portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Balanced.

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	67.1%
Information Technology	16.6%
Financials	9.2%
Industrials	8.8%
Communication Services	7.3%
Health Care	7.2%
Consumer Discretionary	6.3%
Energy	4.5%
Consumer Staples	4.1%
Materials	3.1%
Bonds	32.5%
United States Government and Government Agency Obligations	21.5%
Corporate Debt Securities	10.7%
Loans	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.4%

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Microsoft Corp.	Information Technology	Systems Software
Autodesk, Inc.	Information Technology	Application Software
Las Vegas Sands, Inc.	Consumer Discretionary	Casinos & Gaming
Union Pacific Corp.	Industrials	Railroads
QUALCOMM, Inc.	Information Technology	Semiconductors
Zimmer Holdings, Inc.	Health Care	Health Care Equipment
Philip Morris International, Inc.	Consumer Staples	Tobacco
Lowe's Co., Inc.	Consumer Discretionary	Home Improvement Retail
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT   BALANCED

(UNAUDITED)



Ivy VIP Balanced (Class II)[1]	$24,071
S&P 500 Index	$35,666
Bloomberg Barclays U.S. Government/Credit Index	$14,746

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class II
1-year period ended 12-31-19	22.09%
5-year period ended 12-31-19	6.00%
10-year period ended 12-31-19	9.18%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS

BALANCED *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Integrated Telecommunication Services – 1.1%		
Verizon Communications, Inc.	59	$ 3,635
Interactive Home Entertainment – 1.7%		
Electronic Arts, Inc. (A)	53	5,723
Interactive Media & Services – 3.8%		
Alphabet, Inc., Class A (A)	4	5,897
Alphabet, Inc., Class C (A)	1	1,678
Facebook, Inc., Class A (A)	26	5,359
		12,934
Movies & Entertainment – 0.7%		
Walt Disney Co. (The)	17	2,465
Total Communication Services – 7.3%		24,757
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 1.2%		
V.F. Corp.	40	3,989
Casinos & Gaming – 2.0%		
Las Vegas Sands, Inc.	98	6,772
Home Improvement Retail – 1.7%		
Lowe's Co., Inc.	50	6,025
Restaurants – 1.4%		
Domino's Pizza, Inc.	16	4,722
Total Consumer Discretionary – 6.3%		21,508
Consumer Staples		
Distillers & Vintners – 1.5%		
Constellation Brands, Inc.	27	5,122
Packaged Foods & Meats – 0.8%		
General Mills, Inc.	49	2,616
Tobacco – 1.8%		
Philip Morris International, Inc.	72	6,118
Total Consumer Staples – 4.1%		13,856
Energy		
Integrated Oil & Gas – 2.0%		
Chevron Corp.	28	3,430
Hess Corp.	52	3,465
		6,895
Oil & Gas Equipment & Services – 0.2%		
Core Laboratories N.V.	18	687
Oil & Gas Exploration & Production – 1.2%		
Canadian Natural Resources Ltd.	128	4,153
Oil & Gas Storage & Transportation – 1.1%		
Enterprise Products Partners L.P.	138	$ 3,878
Total Energy – 4.5%		15,613
Financials		
Asset Management & Custody Banks – 0.4%		
Blackstone Group, Inc. (The), Class A	26	1,439
Diversified Banks – 2.5%		
Northern Trust Corp.	43	4,572
U.S. Bancorp	63	3,737
		8,309
Investment Banking & Brokerage – 1.5%		
Goldman Sachs Group, Inc. (The)	23	5,182
Multi-Sector Holdings – 1.4%		
Berkshire Hathaway, Inc., Class B (A)	21	4,762
Other Diversified Financial Services – 1.7%		
JPMorgan Chase & Co.	43	6,014
Regional Banks – 1.7%		
PNC Financial Services Group, Inc. (The)	36	5,789
Total Financials – 9.2%		31,495
Health Care		
Health Care Equipment – 1.9%		
Zimmer Holdings, Inc.	44	6,583
Health Care Technology – 1.4%		
Cerner Corp.	64	4,694
Managed Health Care – 1.3%		
Anthem, Inc.	15	4,513
Pharmaceuticals – 2.6%		
GlaxoSmithKline plc ADR	100	4,687
Jazz Pharmaceuticals plc (A)	15	2,258
Pfizer, Inc.	45	1,754
		8,699
Total Health Care – 7.2%		24,489
Industrials		
Aerospace & Defense – 1.4%		
Boeing Co. (The)	15	4,892
Agricultural & Farm Machinery – 1.3%		
Deere & Co.	25	4,318
Airlines – 1.0%		
Delta Air Lines, Inc.	61	3,566
Electrical Components & Equipment – 0.8%		
Emerson Electric Co.	34	$ 2,617
Industrial Machinery – 1.0%		
Snap-on, Inc.	20	3,443
Railroads – 2.0%		
Union Pacific Corp.	37	6,746
Trucking – 1.3%		
Knight Transportation, Inc.	123	4,394
Total Industrials – 8.8%		29,976
Information Technology		
Application Software – 2.0%		
Autodesk, Inc. (A)	37	6,873
Communications Equipment – 1.9%		
Arista Networks, Inc. (A)	3	709
Cisco Systems, Inc.	121	5,825
		6,534
Data Processing & Outsourced Services – 1.7%		
Fiserv, Inc. (A)	51	5,872
Electronic Manufacturing Services – 1.1%		
IPG Photonics Corp. (A)	26	3,744
Semiconductors – 5.7%		
Infineon Technologies AG ADR	176	3,932
Intel Corp.	50	2,988
Micron Technology, Inc. (A)	109	5,846
QUALCOMM, Inc.	76	6,692
		19,458
Systems Software – 2.1%		
Microsoft Corp.	44	6,994
Technology Hardware, Storage & Peripherals – 2.1%		
Apple, Inc.	24	7,157
Total Information Technology – 16.6%		56,632
Materials		
Commodity Chemicals – 1.4%		
LyondellBasell Industries N.V., Class A	49	4,655
Specialty Chemicals – 1.7%		
PPG Industries, Inc.	43	5,727
Total Materials – 3.1%		10,382
TOTAL COMMON STOCKS – 67.1%		$228,708
(Cost: $187,997)		

DECEMBER 31, 2019

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 0.3%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
4.250%, 10-15-30	$ 450	$ 514
4.700%, 10-15-48	450	554
		1,068
Total Communication Services – 0.3%		1,068
Consumer Discretionary		
Casinos & Gaming – 0.1%		
Las Vegas Sands Corp.,		
3.500%, 8-18-26	350	360
Internet & Direct Marketing Retail – 0.3%		
Amazon.com, Inc.,		
2.800%, 8-22-24	1,000	1,035
Total Consumer Discretionary – 0.4%		1,395
Consumer Staples		
Hypermarkets & Super Centers – 0.8%		
Walmart, Inc.,		
4.050%, 6-29-48	2,500	2,953
Total Consumer Staples – 0.8%		2,953
Energy		
Oil & Gas Drilling – 0.8%		
Nabors Industries Ltd., Convertible,		
0.750%, 1-15-24	3,600	2,683
Oil & Gas Storage & Transportation – 0.6%		
Colorado Interstate Gas Co.,		
4.150%, 8-15-26 (B)	800	839
Williams Partners L.P.,		
3.600%, 3-15-22	1,000	1,028
		1,867
Total Energy – 1.4%		4,550
Financials		
Consumer Finance – 0.3%		
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.450%, 4-10-22	250	256
3.700%, 5-9-23	150	154
Hyundai Capital America,		
2.550%, 4-3-20 (B)	500	500
		910
Diversified Banks – 0.4%		
HSBC Holdings plc,		
3.400%, 3-8-21	625	635
Truist Financial Corp. (3-Month ICE LIBOR plus 386 bps),		
5.754%, 12-15-68 (C)	400	401

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
U.S. Bancorp,		
3.100%, 4-27-26	$ 400	$ 416
		1,452
Investment Banking & Brokerage – 0.8%		
Credit Suisse Group Funding (Guernsey) Ltd.,		
2.750%, 3-26-20	500	501
Goldman Sachs Group, Inc. (The),		
2.905%, 7-24-23	2,000	2,035
Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 388.4 bps),		
5.785%, 12-29-49 (C)	66	66
		2,602
Life & Health Insurance – 0.6%		
Northwestern Mutual Life Insurance Co. (The),		
3.850%, 9-30-47 (B)	1,000	1,051
Sumitomo Life Insurance Co.,		
4.000%, 9-14-77 (B)	1,000	1,056
		2,107
Multi-Line Insurance – 0.1%		
Aon plc (GTD by Aon Corp.),		
2.800%, 3-15-21	500	505
Other Diversified Financial Services – 0.7%		
Citigroup, Inc.:		
5.950%, 12-29-49	150	154
6.250%, 12-29-49	750	852
JPMorgan Chase & Co.,		
5.300%, 11-1-68	250	252
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 332 bps),		
5.419%, 1-1-68 (C)	750	755
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 347 bps),		
5.406%, 4-29-49 (C)	194	196
		2,209
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.),		
2.200%, 3-15-21	200	201
Regional Banks – 0.2%		
PNC Bank N.A.,		
3.250%, 6-1-25	600	629
Total Financials – 3.2%		10,615
Health Care		
Biotechnology – 0.3%		
Amgen, Inc.,		
2.125%, 5-1-20	1,000	1,001

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Equipment – 0.1%		
Zimmer Holdings, Inc.,		
2.700%, 4-1-20	$ 350	$ 350
Health Care Supplies – 0.3%		
Shire Acquisitions Investments Ireland Designated Activity Co.,		
2.875%, 9-23-23	1,000	1,018
Pharmaceuticals – 0.8%		
Bristol-Myers Squibb Co.,		
3.450%, 11-15-27 (B)	500	535
Forest Laboratories, Inc.,		
5.000%, 12-15-21 (B)	1,258	1,315
Johnson & Johnson,		
3.400%, 1-15-38	1,000	1,070
		2,920
Total Health Care – 1.5%		5,289
Industrials		
Aerospace & Defense – 0.8%		
L3Harris Technologies, Inc.,		
4.400%, 6-15-28	1,000	1,113
Northrop Grumman Corp.,		
3.250%, 1-15-28	1,500	1,564
		2,677
Airlines – 0.1%		
Southwest Airlines Co.,		
2.650%, 11-5-20	375	377
Environmental & Facilities Services – 0.3%		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.),		
3.150%, 11-15-27	1,000	1,042
Total Industrials – 1.2%		4,096
Information Technology		
Electronic Equipment & Instruments – 0.2%		
Keysight Technologies, Inc.,		
4.600%, 4-6-27	500	554
Technology Hardware, Storage & Peripherals – 0.3%		
Apple, Inc.,		
3.200%, 5-11-27	1,000	1,054
Total Information Technology – 0.5%		1,608
Materials		
Diversified Metals & Mining – 0.1%		
Anglo American plc,		
4.125%, 4-15-21 (B)	500	510
Specialty Chemicals – 0.3%		
Ecolab, Inc.,		
3.250%, 12-1-27	1,000	1,057
Total Materials – 0.4%		1,567

DECEMBER 31, 2019
BALANCED *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Real Estate		
Specialized REITs – 0.6%		
American Tower Corp.,		
2.250%, 1-15-22	$1,200	$ 1,203
Crown Castle International Corp.:		
5.250%, 1-15-23	200	217
3.100%, 11-15-29	600	607
		2,027
Total Real Estate – 0.6%		2,027
Utilities		
Electric Utilities – 0.4%		
Duke Energy Corp.,		
3.150%, 8-15-27	500	515
Entergy Texas, Inc.,		
2.550%, 6-1-21	300	300
Exelon Corp.,		
2.450%, 4-15-21	400	402
		1,217
Total Utilities – 0.4%		1,217
TOTAL CORPORATE DEBT SECURITIES – 10.7%		$36,385
(Cost: $35,760)		
LOANS (C)		
Industrials		
Industrial Machinery – 0.3%		
Dynacast International LLC (ICE LIBOR plus 850 bps),		
10.445%, 1-30-23	1,100	1,037
Total Industrials – 0.3%		1,037
TOTAL LOANS – 0.3%		$ 1,037
(Cost: $1,089)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Mortgage-Backed Obligations – 0.9%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO,		
3.000%, 6-15-45	730	750
Federal National Mortgage Association Agency REMIC/CMO:		
3.500%, 6-25-29	461	482
3.000%, 10-25-46	756	780
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.500%, 10-1-28	57	62
6.500%, 2-1-29	27	30
7.500%, 4-1-31	27	30
7.000%, 7-1-31	34	40
7.000%, 9-1-31	62	71
6.500%, 2-1-32	138	159

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
7.000%, 2-1-32	$ 99	$ 113
7.000%, 3-1-32	34	40
7.000%, 7-1-32	68	78
5.500%, 5-1-33	30	33
5.500%, 6-1-33	32	36
4.500%, 11-1-43	458	507
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, Series 1997-1, Class 3A,		
8.293%, 12-15-26	24	27
		3,238
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.9%		$3,238
(Cost: $3,185)		
UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Inflation Protected Obligations – 3.6%		
U.S. Treasury Notes:		
0.125%, 7-15-26	4,294	4,307
2.125%, 2-15-40	3,810	4,979
1.000%, 2-15-46	2,607	2,866
		12,152
Treasury Obligations – 17.0%		
U.S. Treasury Bonds:		
2.250%, 11-15-25	3,240	3,325
3.500%, 2-15-39	4,000	4,788
3.875%, 8-15-40	225	283
3.750%, 8-15-41	650	806
3.000%, 2-15-48	250	281
3.000%, 8-15-48	3,060	3,442
3.000%, 2-15-49	1,750	1,972
U.S. Treasury Notes:		
2.250%, 2-15-21	3,907	3,933
2.875%, 10-15-21	8,195	8,377
2.875%, 11-15-21	750	768
1.875%, 4-30-22	200	201
2.000%, 7-31-22	1,045	1,055
1.875%, 10-31-22	1,000	1,007
2.000%, 10-31-22	480	485
2.125%, 12-31-22	6,300	6,392
2.875%, 9-30-23	2,000	2,087
2.875%, 10-31-23	600	627
2.750%, 11-15-23	500	520
1.750%, 6-30-24	600	601
2.125%, 9-30-24	1,000	1,019
2.250%, 10-31-24	3,635	3,727
1.500%, 11-30-24 (D)	1,700	1,685
2.500%, 1-31-25	1,250	1,298
2.875%, 4-30-25	1,000	1,058
2.875%, 5-31-25	900	952
3.000%, 9-30-25	900	960
2.625%, 12-31-25	800	838
2.375%, 5-15-27	340	352
2.750%, 2-15-28	250	266
2.875%, 5-15-28	575	619
2.875%, 8-15-28	1,987	2,140

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
3.125%, 11-15-28	$ 700	$ 769
1.625%, 8-15-29	1,250	1,217
		57,850
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 20.6%		$ 70,002
(Cost: $66,626)		
SHORT-TERM SECURITIES	Shares	
Money Market Funds (E) – 0.2%		
State Street Institutional U.S. Government Money Market Fund – Premier Class,		
1.550%	845	845
TOTAL SHORT-TERM SECURITIES – 0.2%		$ 845
(Cost: $845)		
TOTAL INVESTMENT SECURITIES – 99.8%		$ 340,215
(Cost: $295,502)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		624
NET ASSETS – 100.0%		$340,839

DECEMBER 31, 2019

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2019 the total value of these securities amounted to $5,806 or 1.7% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(D) All or a portion of securities with an aggregate value of $602 are on loan.

(E) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$228,708	$ —	$—
Corporate Debt Securities	—	36,385	—
Loans	—	1,037	—
United States Government Agency Obligations	—	3,238	—
United States Government Obligations	—	70,002	—
Short-Term Securities	845	—	—
Total	$229,553	$110,662	$—

During the year ended December 31, 2019, securities totaling $1,023 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(UNAUDITED)



David P. Ginther



Michael T. Wolverton

Below, David P. Ginther, CPA, and Michael T. Wolverton, CFA, portfolio managers of Ivy VIP Energy, discuss positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Ginther has managed the Portfolio since its inception in 2006 and has 24 years of industry experience. Mr. Wolverton has managed the Portfolio since 2016 and has 15 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019

Ivy VIP Energy (Class II shares at net asset value)	3.48%
Benchmark and Morningstar Category	
S&P 1500 Energy Sector Index (generally reflects the performance of stocks that represent the energy market)	10.05%
Morningstar Equity Energy Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	7.25%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Geopolitics in the spotlight

Crude oil prices rebounded significantly higher for the fiscal year. West Texas Intermediate, the U.S. benchmark, was up over 30% after falling 45% in the fourth quarter of 2018. Energy equities continued to disconnect from the oil commodity price because of escalating tension in the U.S.-China trade war, fear of a worldwide recession that surfaced during the year and the fact that demand for oil appeared to be peaking as many around the world continue to demand a reduction in the overall carbon footprint.

Geopolitical risks around the world increased throughout the year and affected the energy market. Tensions between U.S. and Iran flared at mid-year after Iran shot down a U.S. drone and there were charges that Iran was behind attacks on oil tankers in the Straits of Hormuz. Roughly 20% of the world oil supply travels through that waterway every day, making it a key issue for global oil supply.

Saudi Arabia oil facilities then were damaged by a missile strike in September that briefly reduced production capacity. Unrest then erupted in Iran late in the year with protests and an attack on the U.S. embassy in Baghdad. It spilled over into Iraq, where demonstrators began protests against the government and Iranian influence in their country. Iran's economy continued to struggle from the effects of government policy that has led to higher inflation and unemployment.

In addition to the growing tensions in the Middle East, the oil market absorbed news that affected oil output in other producing countries, including Iran, Libya and Venezuela.

In July, member countries of the Organization of Petroleum Exporting Countries plus Russia — widely referred to as OPEC+ — agreed to extend production cuts through the first quarter of 2020 as a means of supporting the oil price. But in early December, OPEC+ announced a larger-than-expected cut in production. The additional cuts were set to come from greater compliance with quotas and Saudi Arabia's promise to reduce production if other OPEC members complied with their quotas. OPEC said it will review the cuts and could extend them through the end of 2020, depending on global economic growth and U.S. production growth.

U.S. production growth started to slow as many energy companies began to show discipline in operating within their cash flow levels, generate free cash flow and return capital to shareholders. The U.S. rig count was reduced roughly 20% in the fiscal year, evidence that many companies were trying to spend within cash flow. We believe that will lead to slower U.S. oil production growth. These changes are further evidence to us that the energy industry has a growing awareness of the demand to pursue stronger environmental, social and corporate governance (ESG) standards and to help lower the globe's carbon footprint.

Positive year but challenges remain

The Portfolio had a positive return for the fiscal year but underperformed both the benchmark and its Morningstar category average.

The Portfolio's five greatest contributors to performance in the fiscal year relative to the benchmark were WEX, Inc., Dril-Quip Inc., WPX Energy Inc., Cactus, Inc. and Parsley Energy, Inc.

The Portfolio's five greatest detractors from relative performance were Whiting Petroleum Corp., Continental Resources, Inc., Centennial Resource Development, Concho Resources, Inc. and Oasis Petroleum, Inc. At the end of the fiscal year, Whiting Petroleum Corp. and Centennial Resource Development were no longer holdings in the Portfolio.

At the end of the fiscal year, about 36% of the Portfolio was allocated to holdings in the Oil & Gas Exploration & Production industry segment, followed by about 26% to Oil & Gas Equipment & Services. The weighting in those industry segments detracted from relative performance versus the benchmark, which had heavier weighting to integrated oil companies.

The focus of the energy strategy remains on investing in companies that can create value over the full course of the energy cycle. We identify those as companies that are low-cost operators, have strong balance sheets, have the ability to grow profitably and have strong return on capital.

Outlook focuses on supply/demand

We believe the additional production cuts by OPEC+ and higher compliance will balance the oil market in the first half 2020 and move into a deficit in 2021. Natural gas will remain over supplied in 2020 despite natural gas rig count near record lows.

We anticipate that U.S. oil production growth will slow as exploration & production companies change from a growth-oriented strategy to focus on more capital discipline and generating free cash flow. Companies are focused on shareholder returns and repairing balance sheets. Spending within cash flow means lower capital expenditures (capex). With the rig count already down more than 20% from its peak, we think a reduction in capex is likely to lead to lower U.S. oil production growth.

Demand expectations have improved based on improvements in the U.S.-China trade war, accommodative fiscal policy and forecasts for improving economic growth worldwide. We believe the majority of oil demand growth will continue to come from emerging markets.

Geopolitical tensions in the Middle East are likely to continue in 2020 with unrest in Iraq and Iran. We remain concerned about the reliability of oil infrastructure in the region after the attacks in September on Saudi Arabia's oil fields. The security and cost for transportation of crude oil through the Strait of Hormuz also remains a key concern.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Energy.

PORTFOLIO HIGHLIGHTS

ENERGY

Asset Allocation

Stocks	96.7%
Energy	90.3%
Information Technology	3.8%
Industrials	2.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.3%

Country Weightings

North America	91.7%
United States	87.7%
Canada	4.0%
Europe	5.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.3%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Valero Energy Corp.	United States	Energy	Oil & Gas Refining & Marketing
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Marathon Petroleum Corp.	United States	Energy	Oil & Gas Refining & Marketing
WPX Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production
Cactus, Inc., Class A	United States	Energy	Oil & Gas Equipment & Services
Parsley Energy, Inc., Class A	United States	Energy	Oil & Gas Exploration & Production
Diamondback Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



		$8,011
Ivy VIP Energy (Class II)[1]		$8,011
S&P 1500 Energy Sector Index		$12,936

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class I	Class II
1-year period ended 12-31-19	3.74%	3.48%
5-year period ended 12-31-19	—	-9.01%
10-year period ended 12-31-19	—	-2.19%
Since Inception of Class through 12-31-19[3]	-12.68%	—

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)4-28-17 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS ENERGY *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 5.6%		
Chevron Corp.	7	$ 875
Hess Corp.	6	380
Suncor Energy, Inc.	32	1,064
		2,319
Oil & Gas Drilling – 3.9%		
Patterson-UTI Energy, Inc.	67	704
Transocean, Inc. (A)	136	937
		1,641
Oil & Gas Equipment & Services – 24.9%		
Baker Hughes, Inc.	50	1,292
Cactus, Inc., Class A	44	1,512
Core Laboratories N.V.	8	312
Dril-Quip, Inc. (A)	24	1,124
Frank's International N.V. (A)	83	429
Halliburton Co.	44	1,086
Helix Energy Solutions Group, Inc. (A)	87	837
Liberty Oilfield Services, Inc., Class A	33	371
National Oilwell Varco, Inc.	12	297
NexTier Oilfield Solutions, Inc. (A)	65	438
ProPetro Holding Corp. (A)	51	579
Schlumberger Ltd.	32	1,267
TechnipFMC plc (A)	38	811
		10,355
Oil & Gas Exploration & Production – 34.5%		
Canadian Natural Resources Ltd.	18	566
Concho Resources, Inc.	23	2,043
ConocoPhillips	10	664
Continental Resources, Inc.	43	1,465
Diamondback Energy, Inc.	16	1,476
EOG Resources, Inc.	13	1,092
Marathon Oil Corp.	69	941
Oasis Petroleum LLC (A)	126	410
Parsley Energy, Inc., Class A	79	1,485
Pioneer Natural Resources Co.	13	1,900
Viper Energy Partners L.P.	30	729
WPX Energy, Inc. (A)	117	1,604
		14,375
Oil & Gas Refining & Marketing – 16.5%		
Marathon Petroleum Corp.	28	1,708
PBF Energy, Inc., Class A	39	1,218
Phillips 66	18	2,023
Valero Energy Corp.	20	1,917
		6,866
Oil & Gas Storage & Transportation – 4.9%		
Energy Transfer L.P.	23	297
Enterprise Products Partners L.P.	32	890
MPLX L.P.	8	210
Rattler Midstream L.P.	36	642
		2,039
Total Energy – 90.3%		37,595

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Industrial Machinery – 2.6%		
Apergy Corp. (A)	32	$ 1,080
Total Industrials – 2.6%		1,080
Information Technology		
Application Software – 0.4%		
Aspen Technology, Inc. (A)	1	176
Data Processing & Outsourced Services – 3.4%		
Wright Express Corp. (A)	7	1,403
Total Information Technology – 3.8%		1,579
TOTAL COMMON STOCKS – 96.7%		$40,254
(Cost: $53,129)		

SHORT-TERM SECURITIES		
Money Market Funds(B) – 2.5%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550%	1,055	1,055
TOTAL SHORT-TERM SECURITIES – 2.5%		$ 1,055
(Cost: $1,055)		
TOTAL INVESTMENT SECURITIES – 99.2%		$ 41,309
(Cost: $54,184)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		348
NET ASSETS – 100.0%		$ 41,657

DECEMBER 31, 2019

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$40,254	$—	$—
Short-Term Securities	1,055	—	—
Total	$ 41,309	$—	$—

Country Diversification

(as a % of net assets)

United States	87.7%
Canada	4.0%
Switzerland	2.2%
United Kingdom	2.0%
Other Countries	0.8%
Other+	3.3%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Bradley M. Klapmeyer

Below, Bradley M. Klapmeyer, CFA, portfolio manager of Ivy VIP Growth, discusses positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Klapmeyer has managed the Portfolio since August 2016 and he has 20 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019

Ivy VIP Growth (Class II shares at net asset value)	36.59%
Benchmark and Morningstar Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	36.39%
Morningstar Large Growth Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	31.90%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Market conditions

The Russell 1000 Growth Index, the Fund's benchmark, gained a remarkable 36.39% during the measurement period, which followed rather unimpressive equity market returns in 2018. Market gains started early in the calendar year as there was a recovery from a downdraft that occurred during the fourth quarter of 2018. There were fundamental factors driving the strong market returns as well, the most notable being accommodative Federal Reserve (Fed) interest rate policy and the de-escalation of the trade war with China. Over the past decade, the Russell 1000 Growth Index is up over 300%, marking an exceptionally strong decade of appreciation for growth-style investments.

The calendar year began with a quick reversal of the negative sentiment accumulated during the fourth quarter of 2018 and this reversal was mainly driven by commentary from the Fed. Post what was perceived to be policy error during fourth quarter of 2018, the Fed moved quickly to ease tightening financial conditions. The actions taken included: stepping back from quantitative tightening (balance sheet reduction) and communicating interest rate hikes will be on hold for the foreseeable future. This commentary on interest rate hikes proved to be conservative as the Fed moved to become very accommodative with policy throughout 2019.

Yields across the yield curve in the U.S. ended substantially lower than where they started in January 2019, with much of the move coming during the first half of the measurement period. Investors were clearly anticipating Fed action as worry began to increase regarding slowing global growth, continued trade war rhetoric, and weakening manufacturing data in the U.S. The pieces were assembling for an elevated risk of a more material downturn or a recession. The Fed responded to these desires, and data points, with federal funds target rate cuts of 0.25% in August, another 0.25% in September and a final 0.25% cut in October. This placed both Fed commentary and interest rates in a more accommodative position at the end of 2019 versus its position at the end of 2018.

Another pressure upon the market was the continued trade war with China, as well as with several additional trade partners, such as Europe and Mexico. As could have been anticipated given the roller coaster ride of trade tariff sentiment during the prior year, 2019 matched with a similar level of intensity and sentiment shifts. During second quarter of 2019 there was a temporary tariff spat with Mexico that resolved quickly. However, the bigger news at mid-year was the building expectation for an easing in trade tensions between U.S. and China that ultimately ended with a temporary "trade truce" between the two countries during the June G20 Summit. This truce continued to build expectations for further de-escalation in the trade war during the third and fourth quarters of 2019. Those expectations were met, concluding in December's "phase 1" deal that reduced tariffs implemented in September, withdrew the threat of escalation and promised further progress on a more comprehensive deal.

Economic data points throughout the calendar year were generally mixed with housing and labor (employment) performing well. However, the manufacturing economy moved into contraction territory as orders and production both weakened materially. We saw similar manufacturing trends globally as well.

The market clearly had a cloud of negative sentiment hanging over valuations at the start of 2019 that slowly cleared to allow beams of more optimistic sentiment drive returns toward the back half the calendar year. One of the more notable events during the year was the aggressive low quality, deep value rotation that occurred in early September. This rotation marked a clear change in narrative from concern on an economic slowdown to one of optimism, looking forward to better growth prospects on the horizon. This sentiment shift appeared to be trigged by a confluence of factors, including many that were aforementioned — global central bank policy (easing), trade rhetoric (de-escalation) and global economic data points (slightly better). This rotation came at the expense of momentum, as the market sold the high-performing stocks.

Looking at the return by the index, factor performance showed that risk (beta) and quality (Return on Assets, Return on Capital and Return on Equity) factors were key factors driving performance during the calendar year. Value (low enterprise value to earnings before interest, taxes, depreciation and amortization [EBITDA], low price to cash flow) and growth (five-year projected earnings per share growth and earnings per share estimate revisions) were the key lagging factors during the measurement period.

Strategies employed, contributors and detractors

In the 12-month period ended Dec. 31, 2019, the Portfolio posted strong absolute gains and outperformed relative to its benchmark and peer category average. Stock selection drove positive attribution in industrials, consumer discretionary, consumer staples, information technology and real estate. Despite the strong absolute and relative performance there were a few notable detractors as well, including financials, communications services and health care. Even though the Portfolio held a minimal amount, cash was a detractor given the strong absolute gains during the measurement period.

From a high level, the Portfolio outperformed for much of the measurement period but did struggle during the latter months of the year. As noted in the market conditions commentary, for a large portion of 2019, investors were concerned about slowing growth and potential looming recessionary conditions. This sentiment backdrop meant that investors favored stable, less volatile growth stocks with long-term visibility into growth prospects. The Portfolio's key philosophy is to look for enduring, structurally advantaged business models that have strong long-term growth prospects, which were stocks that the market favored much of the year. These stocks were rewarded for these characteristics with higher valuations on average than the market. Stocks in the Portfolio that had exceptional returns partly due to this market dynamic, but also due to strong company-specific fundamentals, included such names as CoStar Group, Verisk Analytics, Verisign, Adobe, and MasterCard.

During the closing months of 2019, many of these same securities, despite continued strong underlying results, saw their valuations compress as investors shifted to a more positive narrative around accelerating growth thus favoring cheaper and more economically sensitive securities. At times, these rotations included strong returns for low-quality names that had been set aside as investors worried if those businesses could weather a no-growth economy. This rotation reduced the extent of full-year outperformance as many of the names that worked well for much of the year saw notable relative underperformance in those ending months. The stocks that perform well only in a period of favorable macroeconomic sentiment did well during the same time frame. These periods are difficult for the Portfolio as it remains positioned toward high quality, competitively advantaged business models that we believe perform well through-cycle and are unlikely to have significant exposure to securities that perform well during such intense rotations.

Turning back to positive contributors during the measurement period, within industrials it was an overweight position to two services stocks (CoStar Group, Inc. and Verisk Analytics, Inc.) that led the way for strong sector attribution. These stocks continued to show strong quarterly growth performance throughout the measurement period. Within consumer discretionary two notable contributors were V.F. Corp., which saw continued strong sales of Vans shoes and an improvement in trends at The North Face brand, and Ulta Beauty, which posted improving same store sales comparables for most of the year. We exited our position in Ulta Beauty during the third quarter as we saw the stock as fully valued and expectations elevated.

Within consumer staples, Estee Lauder Co., Inc. was a strong contributor as the company maintained strong momentum in emerging markets, including China, despite market fears of a consumer slowdown. We reduced our position in Estee Lauder in the back half of 2019 as we saw expectations fully embrace strong three-year growth prospects. We intend to stay exposed to the favorable long-term trends within the cosmetic/skin-care market. Within information technology, we saw strong performance from NVIDIA Corp., a leader in graphic processing units and a new position during 2019, as fundamentals in data center and gaming end markets saw improvements.

The Fund was overweight Pfizer, Inc. for the measurement period, which was a notable detractor as the stock underperformed due to the announced exit of its Upjohn business. This led investors to debate the outlook for the remaining company. We sold Pfizer during the fourth quarter. An underweight position to Apple, Inc., which posted a significant return on the back of mainly valuation expansion, was a large detractor during the period. Worth noting as detractor was our overweight position to CME Group, Inc., which performed poorly due to an environment in which uncertainty and volatility was in decline leading to lower utilization of derivative products.

Outlook and positioning

We believe there is still room for the "accelerating global growth" narrative to push cyclical, cheaper stocks higher. A change in sentiment can be a strong tailwind for a group of stocks that was set aside during a period of economic fears. This move will likely be supported by improvements in global manufacturing data around the world, as many of those indices have bottomed or are near a bottom entering 2020. We think global accommodate monetary policy will likely stimulate some level of incremental economic growth during 2020.

This reversion to mean may support that positive narrative temporarily, but sustained improvements in earnings growth would be required for sustained outperformance of value-style securities. We are somewhat skeptical that the fourth mini-cycle of this decade long bull market will create enough economic momentum to sustain a durable rally in value. We think more likely is continued mediocre growth that is unable to resuscitate structurally challenged businesses without an overall stronger environment in which to operate. We think a modest growth environment is positive for our style of investing and good for active management as there will be more dispersion and separation between contributors and detractors.

Excesses, such as consumer debt, manufacturing inventories, corporate debt coverage, and business investment, are just not apparent this cycle. While this suggests limited excesses to worry about on the downside, this could also remove the catalysts for upside momentum as there are less economic input troughing and bouncing off a bottom. Sometimes a sharp correction sows the seeds for a strong growth recovery. The ability to create a strong growth cycle from monetary policy or fiscal stimulus may be waning in an environment of decent housing, low unemployment, rational business investment and appropriate inventories.

We exited the year with the Portfolio positioned for moderately improving economic growth. We did add some high-quality cyclical exposure, specifically where we see an overly discounted downside economic scenario already embedded, such as in Caterpillar, Inc. within industrials. Another name providing high-quality cyclical exposure is Stanley Black & Decker, Inc., where we see a potential benefit from easing headwinds (tariffs, inputs prices) combined with strong company-specific growth drivers. As always, our goal is to select stocks based on three- to five-year growth prospects rather than near-term revisions arising from macro factors. As valuation spreads between cyclicals and non-cyclicals compress, our goal is to sift through those adjustments and add exposure to long-term stories where current valuation understates our view of the company's long-term prospects.

As of calendar year end 2019, the Portfolio's largest positions are Microsoft Corp., Apple, Inc., Alphabet, Inc., Visa, Inc., Amazon.com, Inc., Facebook, Inc., Coca-Cola Co. (The), Booking Holdings, Inc., Cerner Corp. and Motorola Solutions, Inc. Thank you for your continued interest and support.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Growth.

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	99.4%
Information Technology	37.2%
Consumer Discretionary	15.7%
Health Care	12.6%
Communication Services	12.2%
Industrials	11.9%
Consumer Staples	4.2%
Financials	3.5%
Real Estate	2.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.6%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Alphabet, Inc., Class A	Communication Services	Interactive Media & Services
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Cerner Corp.	Health Care	Health Care Technology
Facebook, Inc., Class A	Communication Services	Interactive Media & Services
Coca-Cola Co. (The)	Consumer Staples	Soft Drinks
Booking Holdings, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Motorola, Inc.	Information Technology	Communications Equipment

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT GROWTH

(UNAUDITED)



(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class II
1-year period ended 12-31-19	36.59%
5-year period ended 12-31-19	14.41%
10-year period ended 12-31-19	14.51%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS GROWTH *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 1.9%		
Electronic Arts, Inc. (A)	139	$ 14,958
Interactive Media & Services – 9.0%		
Alphabet, Inc., Class A (A)	29	38,456
Alphabet, Inc., Class C (A)	6	8,437
Facebook, Inc., Class A (A)	118	24,141
		71,034
Movies & Entertainment – 1.3%		
Walt Disney Co. (The)	75	10,848
Total Communication Services – 12.2%		96,840
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 1.9%		
V.F. Corp.	148	14,761
Automobile Manufacturers – 1.9%		
Ferrari N.V.	90	14,856
Footwear – 2.4%		
NIKE, Inc., Class B	192	19,480
Home Improvement Retail – 2.2%		
Home Depot, Inc. (The)	79	17,294
Internet & Direct Marketing Retail – 7.3%		
Amazon.com, Inc. (A)	19	35,346
Booking Holdings, Inc. (A)	11	22,441
		57,787
Total Consumer Discretionary – 15.7%		124,178
Consumer Staples		
Personal Products – 1.2%		
Estee Lauder Co., Inc. (The), Class A	44	9,176
Soft Drinks – 3.0%		
Coca-Cola Co. (The)	430	23,799
Total Consumer Staples – 4.2%		32,975
Financials		
Financial Exchanges & Data – 3.5%		
CME Group, Inc.	75	15,149
S&P Global, Inc.	46	12,535
		27,684
Total Financials—3.5%		27,684
Health Care		
Biotechnology – 1.5%		
Vertex Pharmaceuticals, Inc. (A)	53	11,678
Health Care Equipment – 3.5%		
Danaher Corp.	103	15,815

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment (Continued)		
Intuitive Surgical, Inc. (A)	20	$ 11,868
		27,683
Health Care Technology – 3.0%		
Cerner Corp.	329	24,160
Life Sciences Tools & Services – 1.2%		
Illumina, Inc. (A)	28	9,441
Managed Health Care – 1.9%		
UnitedHealth Group, Inc.	50	14,841
Pharmaceuticals – 1.5%		
Zoetis, Inc.	89	11,829
Total Health Care – 12.6%		99,632
Industrials		
Aerospace & Defense – 2.6%		
Boeing Co. (The)	28	9,207
Northrop Grumman Corp.	34	11,559
		20,766
Construction Machinery & Heavy Trucks – 1.8%		
Caterpillar, Inc.	94	13,905
Industrial Machinery – 2.4%		
Stanley Black & Decker, Inc.	114	18,860
Railroads – 1.2%		
Union Pacific Corp.	53	9,560
Research & Consulting Services – 2.6%		
CoStar Group, Inc. (A)	15	9,221
Verisk Analytics, Inc., Class A	76	11,308
		20,529
Trucking – 1.3%		
J.B. Hunt Transport Services, Inc.	86	10,065
Total Industrials – 11.9%		93,685
Information Technology		
Application Software – 6.9%		
Adobe, Inc. (A)	65	21,312
Intuit, Inc.	60	15,635
NVIDIA Corp.	74	17,473
		54,420
Communications Equipment – 2.7%		
Motorola, Inc.	136	21,859
Data Processing & Outsourced Services – 10.6%		
Broadridge Financial Solutions, Inc.	86	10,631
FleetCor Technologies, Inc. (A)	35	10,178
MasterCard, Inc., Class A	35	10,563
PayPal, Inc. (A)	136	14,697
Visa, Inc., Class A	200	37,496
		83,565

COMMON STOCKS (Continued)	Shares	Value
Internet Services & Infrastructure – 1.1%		
VeriSign, Inc. (A)	45	$ 8,725
IT Consulting & Other Services – 0.6%		
Garter, Inc., Class A (A)	31	4,806
Systems Software – 9.1%		
Microsoft Corp.	458	72,177
Technology Hardware, Storage & Peripherals – 6.2%		
Apple, Inc.	166	48,779
Total Information Technology – 37.2%		294,331
Real Estate		
Specialized REITs – 2.1%		
American Tower Corp., Class A	28	6,338
Equinix, Inc.	18	10,599
		16,937
Total Real Estate – 2.1%		16,937
TOTAL COMMON STOCKS – 99.4%		$786,262
(Cost: $540,040)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (B) – 0.6%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550%	4,460	4,460
TOTAL SHORT-TERM SECURITIES – 0.6%		$ 4,460
(Cost: $4,460)		
TOTAL INVESTMENT SECURITIES – 100.0%		$790,722
(Cost: $544,500)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(22)
NET ASSETS – 100.0%		$790,700

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$786,262	$—	$—
Short-Term Securities	4,460	—	—
Total	$790,722	$—	$—

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Chad A. Gunther

Below, Chad Gunther, portfolio manager of Ivy VIP High Income, discusses positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Gunther has managed the Portfolio since July 2014, and has 22 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019	
Ivy VIP High Income (Class II shares at net asset value)	11.19%
Benchmark and Morningstar Category	
ICE Bank of America Merrill Lynch US High Yield Index (generally reflects the performance of securities representing the high-yield sector of the bond market)	14.41%
Morningstar High Yield Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	12.62%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Performance

The Portfolio ended the fiscal year with a double-digit return, but underperformed its benchmark and Morningstar peer group category average. Compared to the Portfolio's all-bond benchmark, as well as our peer group, we are underweight high-yield bonds. This detracted from our performance as bank loans underperformed high yield in 2019. The allocation to loans was the largest detractor from performance. Additionally, credit selection inside our loan portfolio in the mining, oil & gas and retail sectors detracted from relative performance. Conversely, the selection effect of our bond portfolio outperformed the index and peer group in 2019.

Market Sector Update

The high-yield sector posted a full-year return of 14.08%, as measured by JPMorgan. Meanwhile, leveraged loans returned 8.64% for the full year. Overall in fiscal year 2019, B-rated returned 15.69% and outperformed BB-rated and CCC-rated bonds, which returned 15.61% and 11.25%, respectively. Default activity in bonds and loans decreased to $1.2 billion in December, the lowest level since January 2019. This is compared to an average monthly default rate of $4.9 billion, $3.6 billion and $3.1 billion in 2019, 2018 and 2017, respectively. Sectors contributing to this year's default activity were energy (44%), healthcare (9%) and retail (9%). The full-year U.S. default rate was 2.86%.

Bond yields declined sharply in December as completion of phase-one of the U.S.-China trade deal came into focus. Yields and spreads decreased 44 basis points (bps) and 46 bps in December to 5.91% and 424 bps, respectively. Yields on the high-yield index ended the fiscal year below 6% for the first time since January 2018.

In the final month of the calendar year, after underperforming for seven consecutive months, lower rated CCC bonds returned 5.08% and meaningfully outperformed B and BB bonds, which returned 2.36% and 1.37%, respectively. Energy was the largest outperformer in December at 5.79%, but lagged the broader index for the year.

The high-yield universe had strong new issuance in the final quarter of the fiscal year with $78 billion of new bonds. Refinancing continues to lead among the use of proceeds for the 35th straight month. In terms of full-year new issuance by ratings, split BBB or BB accounted for the highest volume at 47% of total volume; CCC or non-rated was the lowest volume at 10%.

Leveraged loans ended the fiscal year with December posting the strongest gains since January. For the fiscal year, leveraged loans returned 8.64%, but underperformed the high-yield and investment-grade sectors which returned 14.08% and 14.10%, respectively. Loan funds reported their 15th consecutive outflow in December, albeit it was one of the lowest outflows of the fiscal year at approximately $1 billion. The last four quarters rank among the eight largest quarterly outflows on record.

New issue activity picked up considerably for leveraged loans during the final quarter of the fiscal year with $141.3 billion priced versus $93 billion, $91 billion and $67 billion in the third, second and first quarters, respectively. Similar to bonds, refinancing was the main use of proceeds.

Portfolio Positioning

The Portfolio's allocation across asset classes remained steady, ending the year with 64.5% bonds, 22.1% loans, 5.4% other and 7.8% cash. The Portfolio's weighting by rating category is 12.9% BB, 47.1% B, and 23.8% CCC, as measured by Standard & Poor's. The breakdown of our loan portfolio is 17% first lien and 4% second lien.

Leveraged loans continue to offer attractive yields relative to their seniority in the capital structure. First-lien loans are the largest loan category and one of the most senior parts of the capital structure. In times of stress and volatility, loans offer the potential for more stability and outperformance as compared to high-yield debt and equity.

As we assess the market uncertainty around tariffs and trade, we have become more cautious about the risks we are taking. The outperformance of BB-rated bonds in 2019 has mostly been rate driven as the 10-year U.S. Treasury yield moved from 2.68% at the beginning of the year to 1.92% at the end of the year. We continue to view our loan portfolio as a replacement for our exposure in the BB category. The yield pick-up in loans relative to expensive BB-rated paper reinforces our allocation to leveraged loans.

Looking towards 2020

The Federal Reserve's (Fed) early-year dovish approach to interest rate policy had an effect on high-yield bonds as the bonds became the preferred way to lock in cheaper borrowing rates. As economic indicators stabilized toward the end of calendar year 2019 and phase-one of a U.S.-China trade pact became clear, there was a late-year increase in issuance and a better-bid in the secondary market.

As the market becomes more comfortable that the Fed is done cutting rates, we believe outflows from the loan asset class should cease which would reverse the large technical (supply/demand changes) that the loan market experienced in 2019. However, still looming over the market in 2020 are the presidential impeachment proceedings, the 2020 U.S. presidential election, unrest in the Middle East and questions around the trajectory of global growth. On the flip side, the strong labor market continues to help consumer confidence, the Fed and global central banks are easing and providing stimulus, which in turn has continued to help sectors such as housing and building materials.

We believe replicating the returns experienced this past fiscal year may be extremely difficult as spreads sit close to 400 bps versus 570 bps when the fiscal year started. Market predictions for high yield performance in 2020 indicates expectations for single-digit returns, while S&P Global Ratings expect the corporate default rate to rise to 3.9% by the end of 3Q 2020, driven by more energy sector defaults. As always, our focus when evaluating investments is a company's business model and competitive advantages in order to weather a recession and perform throughout the cycle.

Past performance is not a guarantee of future results. As with any investment, the value of the Portfolio's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. In addition to the risks typically associated with fixed-income securities, loan participations in which the fund may invest carry other risks including the risk of insolvency of the lending bank or other intermediary. Loan participations may be unsecured or not fully collateralized, may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends, and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy VIP High Income.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	5.5%
Financials	2.9%
Consumer Discretionary	1.7%
Energy	0.9%
Health Care	0.0%
Consumer Staples	0.0%
Industrials	0.0%
Warrants	0.0%
Bonds	85.4%
Corporate Debt Securities	63.3%
Loans	22.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	9.1%

Quality Weightings

Non-Investment Grade	85.4%
BB	7.7%
B	48.4%
CCC	25.5%
Below CCC	1.5%
Non-rated	2.3%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	14.6%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE IN $10,000 INVESTMENT HIGH INCOME



(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class I	Class II
1-year period ended 12-31-19	11.49%	11.19%
5-year period ended 12-31-19	—	4.75%
10-year period ended 12-31-19	—	7.37%
Since Inception of Class through 12-31-19(3)	4.73%	—

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)4-28-17 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 0.0%		
True Religion Apparel, Inc. (A)(B)	13	$ —*
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)(B)(C)	—*	—
Education Services – 0.9%		
Laureate Education, Inc., Class A (A)	443	7,795
Hotels, Resorts & Cruise Lines – 0.8%		
Studio City International Holdings Ltd. ADR (A)	343	6,862
Total Consumer Discretionary – 1.7%		**14,657**
Consumer Staples		
Agricultural Products – 0.0%		
ASG Warrant Corp. (A)(B)	1	—
Total Consumer Staples – 0.0%		**—**
Energy		
Coal & Consumable Fuels – 0.0%		
Westmoreland Coal Co. (A)	29	344
Oil & Gas Equipment & Services – 0.0%		
Larchmont Resources LLC (A)(B)(C)(D)(E)	1	252
McDermott International, Inc. (A)	21	14
		266
Oil & Gas Exploration & Production – 0.0%		
Bellatrix Exploration Ltd. (A)(B)(D)	436	—*
Sabine Oil & Gas Corp. (A)(B)(C)	—*	19
		19
Total Energy – 0.0%		**629**
Health Care		
Pharmaceuticals – 0.0%		
Advanz Pharma Corp. (A)(D)	35	96
Total Health Care – 0.0%		**96**
Industrials		
Air Freight & Logistics – 0.0%		
BIS Industries Ltd. (A)(B)(C)	1,605	79
Total Industrials – 0.0%		**79**
TOTAL COMMON STOCKS – 1.7%		**$15,461**
(Cost: $13,362)		

INVESTMENT FUNDS	Shares	Value
Registered Investment Companies – 2.9%		
iShares iBoxx $ High Yield Corporate Bond ETF	290	$25,503
TOTAL INVESTMENT FUNDS – 2.9%		**$25,503**
(Cost: $25,202)		

PREFERRED STOCKS	Shares	Value
Consumer Staples		
Agricultural Products – 0.0%		
Pinnacle Agriculture Enterprises LLC (A)(B)(C)	4,583	—*
Total Consumer Staples – 0.0%		**—***
Energy		
Oil & Gas Exploration & Production – 0.9%		
Targa Resources Corp., 9.500% (A)(C)	8	8,211
Total Energy – 0.9%		**8,211**
TOTAL PREFERRED STOCKS – 0.9%		**$ 8,211**
(Cost: $10,499)		

WARRANTS	Shares	Value
Oil & Gas Exploration & Production – 0.0%		
Ultra Resources, Inc., expires 7-14-25 (F)	20	1
TOTAL WARRANTS – 0.0%		**$ 1**
(Cost: $5)		

CORPORATE DEBT SECURITIES	Principal	
Communication Services		
Alternative Carriers – 0.1%		
Consolidated Communications Finance II Co., 6.500%, 10-1-22 (G)	$ 926	838
Broadcasting – 1.1%		
Clear Channel Outdoor Holdings, Inc., 5.125%, 8-15-27 (H)	5,508	5,735
Clear Channel Worldwide Holdings, Inc., 9.250%, 2-15-24 (H)	3,979	4,407
		10,142
Cable & Satellite – 8.0%		
Altice Financing S.A.:		
6.625%, 2-15-23 (H)	950	966
7.500%, 5-15-26 (H)	4,462	4,797
Altice France S.A.:		
7.375%, 5-1-26 (H)	7,396	7,941
8.125%, 2-1-27 (H)	6,013	6,772
Altice Luxembourg S.A., 10.500%, 5-15-27 (H)	11,289	12,870

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
Altice S.A., 7.625%, 2-15-25 (H)	$ 5,952	$ 6,190
Altice U.S. Finance I Corp., 5.500%, 5-15-26 (H)	2,745	2,906
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.500%, 5-1-26 (H)	1,187	1,251
5.000%, 2-1-28 (H)	4,233	4,442
CSC Holdings LLC:		
5.375%, 2-1-28 (H)	4,930	5,257
5.750%, 1-15-30 (H)	1,372	1,464
DISH DBS Corp.:		
5.875%, 7-15-22	2,310	2,449
5.875%, 11-15-24	1,724	1,762
7.750%, 7-1-26	2,821	2,988
Neptune Finco Corp., 6.625%, 10-15-25 (H)	788	836
VTR Finance B.V., 6.875%, 1-15-24 (H)	8,223	8,408
		71,299
Integrated Telecommunication Services – 3.5%		
Frontier Communications Corp.:		
6.875%, 1-15-25	6,315	3,063
11.000%, 9-15-25	8,236	3,994
8.500%, 4-1-26 (H)	11,690	11,836
West Corp., 8.500%, 10-15-25 (H)	15,487	12,390
		31,283
Publishing – 0.4%		
MDC Partners, Inc., 6.500%, 5-1-24 (H)	3,426	3,101
Wireless Telecommunication Service – 1.5%		
Digicel Group Ltd.:		
6.000%, 4-15-21 (H)	1,965	1,533
8.250%, 9-30-22 (H)	760	182
8.250%, 12-30-22 (H)	3,033	1,691
Digicel Group Ltd. (7.125% Cash and 2.000% PIK), 9.125%, 4-1-24 (H)(I)	3,263	498
Digicel International Finance Ltd., 8.750%, 5-25-24 (H)	8,401	8,191
Digicel Ltd., 6.750%, 3-1-23 (H)	2,507	1,454
		13,549
Total Communication Services – 14.6%		**130,212**
Consumer Discretionary		
Automotive Retail – 0.4%		
Allison Transmission, Inc., 5.000%, 10-1-24 (H)	781	800
Lithia Motors, Inc., 4.625%, 12-15-27 (H)	1,119	1,150
Sonic Automotive, Inc., 6.125%, 3-15-27	1,198	1,249
		3,199
Casinos & Gaming – 2.1%		
Boyd Gaming Corp., 4.750%, 12-1-27 (H)	2,089	2,170

DECEMBER 31, 2019

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Casinos & Gaming (Continued)		
Everi Payments, Inc.,		
7.500%, 12-15-25 (H)	$ 4,320	$ 4,633
Gateway Casinos & Entertainment Ltd.,		
8.250%, 3-1-24 (H)	2,450	2,505
Golden Nugget, Inc.,		
6.750%, 10-15-24 (H)	5,273	5,458
Scientific Games International, Inc. (GTD by Scientific Games Corp.):		
7.000%, 5-15-28 (H)	282	302
7.250%, 11-15-29 (H)	282	306
Wynn Macau Ltd.:		
4.875%, 10-1-24 (H)	855	874
5.500%, 10-1-27 (H)	2,301	2,393
5.125%, 12-15-29 (H)	421	430
		19,071
Education Services – 2.3%		
Laureate Education, Inc.,		
8.250%, 5-1-25 (H)	19,228	20,694
Hotels, Resorts & Cruise Lines – 0.3%		
Boyne USA, Inc.,		
7.250%, 5-1-25 (H)	2,468	2,684
Leisure Facilities – 0.3%		
Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC,		
5.375%, 4-15-27	2,137	2,300
Specialized Consumer Services – 0.4%		
Nielsen Co. (Luxembourg) S.a.r.l. (The),		
5.500%, 10-1-21 (H)	2,371	2,380
Nielsen Finance LLC and Nielsen Finance Co.,		
5.000%, 4-15-22 (H)	896	899
		3,279
Specialty Stores – 2.9%		
Party City Holdings, Inc.,		
6.625%, 8-1-26 (G)(H)	1,785	1,259
Staples, Inc.:		
7.500%, 4-15-26 (H)	16,924	17,559
10.750%, 4-15-27 (H)	7,355	7,465
		26,283
Total Consumer Discretionary – 8.7%		77,510
Consumer Staples		
Food Distributors – 0.4%		
Performance Food Group, Inc.:		
5.500%, 6-1-24 (H)	2,754	2,823
5.500%, 10-15-27 (H)	485	518
		3,341

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Packaged Foods & Meats – 4.6%		
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7-15-24 (H)	$5,708	$ 5,873
5.750%, 6-15-25 (H)	4,650	4,813
JBS USA Lux S.A. and JBS USA Finance, Inc.,		
6.750%, 2-15-28 (H)	3,115	3,442
JBS USA, JBS USA Food Co. and JBS USA Finance, Inc. (GTD by JBS S.A.):		
6.500%, 4-15-29 (H)	545	606
5.500%, 1-15-30 (H)	2,078	2,232
Pilgrim's Pride Corp.:		
5.750%, 3-15-25 (H)	881	911
5.875%, 9-30-27 (H)	3,082	3,332
Post Holdings, Inc.:		
5.500%, 3-1-25 (H)	781	818
5.000%, 8-15-26 (H)	1,267	1,338
5.750%, 3-1-27 (H)	5,618	6,026
Simmons Foods, Inc.:		
7.750%, 1-15-24 (H)	1,656	1,784
5.750%, 11-1-24 (H)	9,752	9,801
		40,976
Total Consumer Staples – 5.0%		44,317
Energy		
Oil & Gas Drilling – 0.9%		
KCA Deutag UK Finance plc,		
7.250%, 5-15-21 (H)	5,209	3,542
Offshore Drilling Holding S.A.,		
8.375%, 9-20-20 (H)(J)	8,682	2,518
Valaris plc,		
7.750%, 2-1-26	2,484	1,403
		7,463
Oil & Gas Equipment & Services – 0.3%		
Nine Energy Service, Inc.,		
8.750%, 11-1-23 (H)	1,917	1,553
SESI LLC,		
7.125%, 12-15-21 (G)	906	772
		2,325
Oil & Gas Exploration & Production – 3.3%		
Bellatrix Exploration Ltd.,		
8.500%, 9-11-23 (K)	1,022	1,048
Bellatrix Exploration Ltd. (3.000% Cash and 9.500% PIK),		
9.500%, 12-15-23 (I)(K)	1,113	1,137
Chesapeake Energy Corp.,		
11.500%, 1-1-25	3,037	2,870
Crownrock L.P.,		
5.625%, 10-15-25 (H)	7,521	7,671
Endeavor Energy Resources L.P.:		
5.500%, 1-30-26 (H)	2,453	2,533
5.750%, 1-30-28 (H)	1,789	1,880
Extraction Oil & Gas, Inc.,		
5.625%, 2-1-26 (H)	3,647	2,188
Laredo Petroleum, Inc.,		
6.250%, 3-15-23 (G)	821	770

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Sanchez Energy Corp.,		
7.250%, 2-15-23 (G)(H)(K)	$ 622	$ 404
Seven Generations Energy Ltd.:		
6.750%, 5-1-23 (H)	5,646	5,787
5.375%, 9-30-25 (H)	2,523	2,536
Ultra Resources, Inc. (9.000% Cash and 2.000% PIK),		
11.000%, 7-12-24 (I)	1,016	163
		28,987
Oil & Gas Refining & Marketing – 1.6%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.):		
6.125%, 10-1-24	1,081	1,101
6.375%, 7-1-26	386	392
Comstock Escrow Corp.,		
9.750%, 8-15-26	10,817	9,817
EP Energy LLC and Everest Acquisition Finance, Inc.:		
9.375%, 5-1-24 (H)(K)	1,320	26
8.000%, 2-15-25 (H)(K)	1,386	28
7.750%, 5-15-26 (H)(K)	1,933	1,382
QEP Resources, Inc.,		
5.625%, 3-1-26 (G)	1,599	1,559
		14,305
Total Energy – 6.1%		53,080
Financials		
Consumer Finance – 0.3%		
CURO Group Holdings Corp.,		
8.250%, 9-1-25 (H)	2,815	2,477
Financial Exchanges & Data – 0.7%		
Refinitiv U.S. Holdings, Inc.,		
8.250%, 11-15-26 (H)	5,889	6,632
Insurance Brokers – 1.7%		
NFP Corp.:		
6.875%, 7-15-25 (H)	12,033	12,063
8.000%, 7-15-25 (H)	2,791	2,847
		14,910
Other Diversified Financial Services – 1.3%		
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK),		
10.625%, 5-1-19 (H)(I)(K)	26,095	11,482
Property & Casualty Insurance – 1.3%		
Amwins Group, Inc.,		
7.750%, 7-1-26 (H)	5,966	6,593
Hub International Ltd.,		
7.000%, 5-1-26 (H)	4,731	5,003
		11,596
Specialized Finance – 1.5%		
BCPE Cycle Merger Sub II, Inc.,		
10.625%, 7-15-27 (H)	5,496	5,633

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Specialized Finance (Continued)		
Compass Group Diversified Holdings LLC,		
8.000%, 5-1-26 (H)	$2,534	$ 2,743
Tervita Escrow Corp.,		
7.625%, 12-1-21 (H)	1,289	1,297
TMX Finance LLC and TitleMax Finance Corp.,		
11.125%, 4-1-23 (H)	3,348	3,030
		12,703
Thrifts & Mortgage Finance – 0.3%		
Provident Funding Associates L.P. and PFG Finance Corp.,		
6.375%, 6-15-25 (H)	2,943	2,884
Total Financials – 7.1%		62,684

Health Care

	Principal	Value
Health Care Facilities – 1.9%		
RegionalCare Hospital Partners Holdings, Inc. and Legend Merger Sub, Inc.,		
9.750%, 12-1-26 (H)	8,355	9,441
Surgery Center Holdings, Inc.,		
10.000%, 4-15-27 (H)	6,050	6,640
		16,081
Health Care Services – 0.6%		
Heartland Dental LLC,		
8.500%, 5-1-26 (H)	4,714	4,826
Health Care Technology – 1.2%		
Verscend Holding Corp.,		
9.750%, 8-15-26 (H)	9,366	10,244
Life Sciences Tools & Services – 0.9%		
Avantor, Inc.,		
9.000%, 10-1-25 (H)	6,976	7,796
Pharmaceuticals – 2.2%		
Advanz Pharma Corp.,		
8.000%, 9-6-24	430	405
Bausch Health Cos., Inc.:		
6.125%, 4-15-25 (H)	1,727	1,784
9.000%, 12-15-25 (H)	855	972
9.250%, 4-1-26 (H)	2,515	2,889
8.500%, 1-31-27 (H)	3,270	3,724
Eagle Holding Co. II LLC (7.500% Cash or 8.500% PIK),		
7.750%, 5-15-22 (H)(I)	6,101	6,195
Par Pharmaceutical, Inc.,		
7.500%, 4-1-27 (H)	3,609	3,591
		19,560
Total Health Care – 6.8%		58,507

Industrials

	Principal	Value
Aerospace & Defense – 5.5%		
TransDigm UK Holdings plc,		
6.875%, 5-15-26	2,171	2,312

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Aerospace & Defense (Continued)		
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.500%, 7-15-24	$ 6,077	$ 6,268
6.500%, 5-15-25	1,162	1,208
6.250%, 3-15-26 (H)	3,744	4,053
6.375%, 6-15-26	2,490	2,641
7.500%, 3-15-27	2,673	2,924
5.500%, 11-15-27 (H)	6,936	7,014
Wolverine Escrow LLC:		
8.500%, 11-15-24 (H)	7,697	7,967
9.000%, 11-15-26 (H)	11,228	11,761
13.125%, 11-15-27 (H)	2,259	2,321
		48,469
Diversified Support Services – 0.4%		
Ahern Rentals, Inc.,		
7.375%, 5-15-23 (H)	3,901	3,092
United Rentals (North America), Inc. (GTD by United Rentals, Inc.),		
5.875%, 9-15-26	472	506
		3,598
Electrical Components & Equipment – 0.1%		
Vertiv Group Corp.,		
9.250%, 10-15-24 (H)	844	907
Vertiv Intermediate Holding Corp. (12.000% Cash or 13.000% PIK),		
12.000%, 2-15-22 (H)(I)	393	408
		1,315
Environmental & Facilities Services – 1.0%		
GFL Environmental, Inc.:		
5.375%, 3-1-23 (H)	2,809	2,893
7.000%, 6-1-26 (H)	3,835	4,052
8.500%, 5-1-27 (H)	952	1,047
Waste Pro USA, Inc.,		
5.500%, 2-15-26 (H)	482	502
		8,494
Research & Consulting Services – 0.3%		
Alliance Data Systems Corp.,		
4.750%, 12-15-24 (H)	2,991	2,983
Security & Alarm Services – 0.8%		
Prime Security Services Borrower LLC and Prime Finance, Inc.,		
9.250%, 5-15-23 (H)	6,620	6,943
Total Industrials – 8.1%		71,802

Information Technology

	Principal	Value
Application Software – 1.5%		
Kronos Acquisition Holdings, Inc.,		
9.000%, 8-15-23 (H)	13,902	13,276
Data Processing & Outsourced Services – 1.5%		
Italics Merger Sub, Inc.,		
7.125%, 7-15-23 (H)	12,260	12,444

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Data Processing & Outsourced Services (Continued)		
j2 Cloud Services LLC and j2 Global, Inc.,		
6.000%, 7-15-25 (H)	$ 1,192	$ 1,264
		13,708
Electronic Equipment & Instruments – 0.2%		
NCR Corp.:		
5.750%, 9-1-27 (H)	966	1,029
6.125%, 9-1-29 (H)	966	1,048
		2,077
IT Consulting & Other Services – 1.0%		
Cardtronics, Inc. and Cardtronics USA, Inc.,		
5.500%, 5-1-25 (H)	687	713
NCR Escrow Corp.,		
6.375%, 12-15-23	4,266	4,373
Pioneer Holding Corp.,		
9.000%, 11-1-22 (H)	3,739	3,907
		8,993
Total Information Technology – 4.2%		38,054

Materials

	Principal	Value
Aluminum – 1.0%		
Constellium N.V.:		
5.750%, 5-15-24 (H)	3,551	3,649
5.875%, 2-15-26 (H)	2,322	2,455
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8-15-24 (H)	1,471	1,543
5.875%, 9-30-26 (H)	985	1,048
		8,695
Commodity Chemicals – 0.5%		
NOVA Chemicals Corp.:		
4.875%, 6-1-24 (H)	2,943	3,039
5.250%, 6-1-27 (H)	1,177	1,209
		4,248
Construction Materials – 0.6%		
Hillman Group, Inc. (The),		
6.375%, 7-15-22 (H)	5,883	5,471
Fertilizers & Agricultural Chemicals – 0.3%		
Pinnacle Operating Corp.,		
9.000%, 5-15-23 (B)(H)	6,601	2,640
Metal & Glass Containers – 0.3%		
ARD Finance S.A. (6.500% Cash or 7.250% PIK),		
6.500%, 6-30-27 (H)(I)	2,110	2,182

DECEMBER 31, 2019SCHEDULE OF INVESTMENTS HIGH INCOME (in thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Metal & Glass Containers (Continued)		
HudBay Minerals, Inc.:		
7.250%, 1-15-23 (H)	$ 408	$ 423
7.625%, 1-15-25 (H)	611	645
		3,250
Total Materials – 2.7%		24,304
TOTAL CORPORATE DEBT SECURITIES – 63.3%		$560,470
(Cost: $581,094)		

LOANS (L)	Principal	Value
Communication Services		
Advertising – 0.4%		
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 325 bps), 5.049%, 7-25-21	790	762
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps), 8.299%, 7-25-22	2,951	2,606
		3,368
Broadcasting – 0.8%		
Clear Channel Outdoor Holdings, Inc. (ICE LIBOR plus 350 bps), 5.299%, 8-1-26	6,597	6,628
Integrated Telecommunication Services – 1.1%		
West Corp. (3-Month ICE LIBOR plus 400 bps), 5.927%, 10-10-24	10,951	9,255
Publishing – 0.1%		
Recorded Books, Inc. (ICE LIBOR plus 450 bps), 6.299%, 8-31-25 (B)	1,130	1,132
Wireless Telecommunication Service – 0.1%		
Digicel International Finance Ltd. (ICE LIBOR plus 325 bps), 5.340%, 5-27-24	1,394	1,240
Total Communication Services – 2.5%		21,623
Consumer Discretionary		
Apparel Retail – 0.6%		
Talbots, Inc. (The) (ICE LIBOR plus 700 bps), 8.799%, 11-28-22 (B)	4,483	4,371
TRLG Intermediate Holdings LLC, 10.000%, 10-27-22	1,521	1,435
		5,806
Department Stores – 0.2%		
Belk, Inc. (ICE LIBOR plus 675 bps), 8.803%, 7-31-25	2,200	1,522

LOANS (L) (Continued)	Principal	Value
Housewares & Specialties – 0.3%		
KIK Custom Products, Inc. (ICE LIBOR plus 400 bps), 5.792%, 5-15-23	$2,573	$ 2,521
Restaurants – 0.4%		
CEC Entertainment, Inc. (ICE LIBOR plus 650 bps), 8.299%, 8-30-26	3,444	3,299
NPC International, Inc. (ICE LIBOR plus 750 bps), 9.427%, 4-18-25	3,326	339
		3,638
Specialized Consumer Services – 0.2%		
Asurion LLC (ICE LIBOR plus 600 bps), 8.299%, 8-4-25	1,861	1,883
Specialty Stores – 1.1%		
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps), 6.934%, 10-16-23	3,273	2,268
Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps), 11.042%, 5-21-24	3,971	1,363
Staples, Inc. (ICE LIBOR plus 500 bps), 6.691%, 4-12-26	6,061	5,949
		9,580
Textiles – 0.5%		
SIWF Holdings, Inc. (ICE LIBOR plus 425 bps), 6.049%, 6-15-25	4,219	4,198
Total Consumer Discretionary – 3.3%		29,148
Consumer Staples		
Packaged Foods & Meats – 0.3%		
Bellring Brands LLC (ICE LIBOR plus 500 bps), 6.799%, 10-21-24	2,762	2,788
Total Consumer Staples – 0.3%		2,788
Energy		
Coal & Consumable Fuels – 0.6%		
Foresight Energy LLC (ICE LIBOR plus 725 bps), 7.659%, 3-28-22	6,950	2,964
Westmoreland Coal Co. (ICE LIBOR plus 650 bps), 10.150%, 3-15-22 (B)	595	592
Westmoreland Mining Holdings LLC (15.000% Cash or 15.000% PIK), 15.000%, 3-15-29 (I)	1,870	1,440
		4,996

LOANS (L) (Continued)	Principal	Value
Oil & Gas Equipment & Services – 0.1%		
Larchmont Resources LLC (8.890% Cash or 8.890% PIK), 8.890%, 8-7-20 (B)(E)(I)	$ 757	$ 697
Oil & Gas Exploration & Production – 0.4%		
California Resources Corp. (ICE LIBOR plus 1,037.50 bps), 12.180%, 12-31-21	2,885	2,140
California Resources Corp. (ICE LIBOR plus 475 bps), 6.555%, 12-31-22	1,928	1,718
		3,858
Oil & Gas Storage & Transportation – 1.2%		
Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps), 12.659%, 2-16-21	1,911	1,791
Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps), 7.659%, 8-12-20	2,748	2,673
EPIC Crude Services L.P. (ICE LIBOR plus 500 bps), 7.040%, 3-1-26	6,000	5,745
Lower Cadence Holdings LLC (ICE LIBOR plus 400 bps), 5.799%, 5-22-26	681	672
		10,881
Total Energy – 2.3%		20,432
Financials		
Asset Management & Custody Banks – 0.4%		
Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps), 8.535%, 7-20-26	4,048	4,028
Financial Exchanges & Data – 0.4%		
Hudson River Trading LLC (3-Month U.S. LIBOR plus 350 bps), 5.299%, 4-3-25 (B)	3,350	3,367
Insurance Brokers – 0.3%		
NFP Corp. (ICE LIBOR plus 300 bps), 4.799%, 1-8-24	2,499	2,486
Investment Banking & Brokerage – 0.6%		
Jane Street Group LLC (ICE LIBOR plus 300 bps), 4.799%, 8-25-22	5,020	5,008
Other Diversified Financial Services – 0.0%		
New Cotai LLC, 0.000%, 7-20-20 (M)	44	44
New Cotai LLC (1-Month U.S. LIBOR plus 25 bps):		
2.965%, 7-20-20	71	72
5.000%, 7-20-20	71	71
		187

DECEMBER 31, 2019

LOANS (L) (Continued)	Principal	Value
Property & Casualty Insurance – 1.2%		
Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps), 6.299%, 2-28-25(B)	$ 8,373	$ 7,787
Amynta Agency Borrower, Inc. (ICE LIBOR plus 850 bps), 10.299%, 2-28-26	2,807	2,821
		10,608
Specialized Finance – 0.5%		
Gulf Finance LLC (ICE LIBOR plus 525 bps):		
6.950%, 8-25-23	3,806	2,969
7.200%, 8-25-23	2,272	1,772
		4,741
Total Financials—3.4%		30,425
Health Care		
Health Care Equipment – 0.1%		
LifeScan Global Corp. (3-Month ICE LIBOR plus 950 bps), 11.556%, 10-1-25	632	543
Health Care Facilities – 1.5%		
Gentiva Health Services, Inc. (3-Month ICE LIBOR plus 375 bps), 5.563%, 7-2-25	7,322	7,355
RegionalCare Hospital Partners Holdings, Inc. (ICE LIBOR plus 450 bps), 6.202%, 11-16-25	6,406	6,452
		13,807
Health Care Services – 1.6%		
Heartland Dental LLC, 0.000%, 4-30-25 (M)	90	89
Heartland Dental LLC (ICE LIBOR plus 375 bps), 5.549%, 4-30-25	3,986	3,961
U.S. Renal Care, Inc. (3-Month ICE LIBOR plus 500 bps), 6.813%, 6-26-26	10,964	10,854
		14,904
Health Care Technology – 1.0%		
Verscend Holding Corp. (ICE LIBOR plus 450 bps), 6.299%, 8-27-25	8,917	8,969
Pharmaceuticals – 0.1%		
Concordia International Corp. (ICE LIBOR plus 550 bps), 7.447%, 9-6-24	1,158	1,080
Total Health Care – 4.3%		39,303

LOANS (L) (Continued)	Principal	Value
Industrials		
Building Products – 0.1%		
Hampton Rubber Co. & SEI Holding Corp. (ICE LIBOR plus 800 bps), 9.799%, 3-27-22	$ 1,074	$ 1,052
Construction & Engineering – 0.8%		
McDermott Technology (Americas), Inc. (ICE LIBOR plus 500 bps), 6.945%, 5-10-25	5,530	3,220
McDermott Technology Americas, Inc., 0.000%, 10-21-21 (M)	1,483	1,511
McDermott Technology Americas, Inc. (ICE LIBOR plus 1,000 bps):		
11.900%, 10-21-21	407	415
12.002%, 10-21-21	896	912
Tensar International Corp. (ICE LIBOR plus 850 bps), 10.445%, 7-10-22 (B)	1,119	896
		6,954
Diversified Support Services – 0.1%		
Creative Artists Agency LLC (ICE LIBOR plus 375 bps), 5.549%, 11-26-26	1,034	1,042
Industrial Conglomerates – 0.7%		
PAE Holding Corp. (ICE LIBOR plus 550 bps), 7.349%, 10-20-22	4,968	4,968
PAE Holding Corp. (ICE LIBOR plus 950 bps), 11.349%, 10-20-23	798	783
		5,751
Industrial Machinery – 1.6%		
Dynacast International LLC (ICE LIBOR plus 850 bps), 10.445%, 1-30-23	13,354	12,586
Form Technologies LLC (ICE LIBOR plus 325 bps), 5.195%, 1-28-22 (B)	1,680	1,630
		14,216
Total Industrials – 3.3%		29,015
Information Technology		
Application Software – 0.3%		
Applied Systems, Inc. (ICE LIBOR plus 700 bps), 8.945%, 9-19-25	1,954	1,987
Kronos Acquisition Holdings, Inc. (ICE LIBOR plus 700 bps), 8.799%, 5-15-23 (B)	531	523
		2,510
Communications Equipment – 0.9%		
MLN U.S. Holdco LLC (ICE LIBOR plus 450 bps), 6.191%, 11-30-25	5,814	5,479

LOANS (L) (Continued)	Principal	Value
Communications Equipment (Continued)		
MLN U.S. Holdco LLC (ICE LIBOR plus 875 bps), 10.441%, 11-30-26	$ 2,920	$ 2,161
		7,640
Data Processing & Outsourced Services – 1.0%		
CommerceHub, Inc. (ICE LIBOR plus 375 bps), 5.299%, 5-21-25	3,145	3,074
Cyxtera DC Holdings, Inc., 0.000%, 5-1-25 (M)	702	423
Cyxtera DC Holdings, Inc. (ICE LIBOR plus 300 bps), 8.990%, 5-1-25	2,727	1,642
Cyxtera DC Holdings, Inc. (ICE LIBOR plus 325 bps), 4.740%, 5-1-24	3,359	2,954
		8,093
Total Information Technology – 2.2%		18,243
Materials		
Construction Materials – 0.5%		
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps), 5.799%, 5-31-25	4,298	4,221
Total Materials – 0.5%		4,221
TOTAL LOANS – 22.1%		$ 195,198
(Cost: $215,920)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds (O) – 8.1%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 1.550%, (N)	2,193	2,193
State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550%	69,394	69,394
		71,587
TOTAL SHORT-TERM SECURITIES – 8.1%		$ 71,587
(Cost: $71,587)		
TOTAL INVESTMENT SECURITIES – 99.0%		$ 876,431
(Cost: $917,669)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		9,442
NET ASSETS – 100.0%		$885,873

SCHEDULE OF INVESTMENTS

HIGH INCOME *(in thousands)*

DECEMBER 31, 2019

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities whose value was determined using significant unobservable inputs.

(C) Restricted securities. At December 31, 2019, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Value
BIS Industries Ltd.	12-22-17	1,605	$ 151	$ 79
Larchmont Resources LLC	12-8-16	1	340	252
New Cotai Participation Corp., Class B	4-12-13	—*	62	—
Sabine Oil & Gas Corp.	12-7-16	—*	11	19
Pinnacle Agriculture Enterprises LLC	3-10-17	4,583	2,083	—*
Targa Resources Corp., 9.500%	10-24-17	8	8,416	8,211
			$11,063	$8,561

The total value of these securities represented 1.0% of net assets at December 31, 2019.

(D) Listed on an exchange outside the United States.

(E) Deemed to be an affiliate due to the Portfolio owning at least 5% of the voting securities.

(F) Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(G) All or a portion of securities with an aggregate value of $1,918 are on loan.

(H) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2019 the total value of these securities amounted to $500,158 or 56.4% of net assets.

(I) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(J) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at December 31, 2019.

(K) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(L) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(M) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(N) Investment made with cash collateral received from securities on loan.

(O) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 14,657	$ —	$ —*
Energy	14	344	271
Health Care	96	—	—
Industrials	—	—	79
Total Common Stocks	$ 14,767	$ 344	$ 350
Investment Funds	25,503	—	—
Preferred Stocks	—	8,211	—*
Warrants	—	1	—
Corporate Debt Securities	—	557,830	2,640
Loans	—	174,203	20,995
Short-Term Securities	71,587	—	—
Total	$ 111,857	$740,589	$23,985

SCHEDULE OF INVESTMENTS HIGH INCOME *(in thousands)*

DECEMBER 31, 2019

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Corporate Debt Securities	Loans
Beginning Balance 1-1-19	$ 4,144	$ 410	$ —	$ 50,874
Net realized gain (loss)	434	—	—	29
Net change in unrealized appreciation (depreciation)	(1,260)	(410)	(1,650)	(492)
Purchases	664	—	—	2,820
Sales	(3,644)	—	—	(6,725)
Amortization/Accretion of premium/discount	—	—	—	53
Transfers into Level 3 during the period	12	—	4,290	10,137
Transfers out of Level 3 during the period	—	—	—	(35,701)
Ending Balance 12-31-19	$ 350	$ —*	$2,640	$20,995
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 12-31-19	$ (826)	$(410)	$(1,650)	$ (492)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

Information about Level 3 fair value investments:

	Fair Value at 12-31-19	Valuation Technique(s)	Unobservable Input(s)	Input value(s)
Assets				
Common Stocks	$ 79	Market approach	Adjusted EBITDA multiple	6.20x
	271	Third-party valuation service	Broker quotes	N/A
	—*	Net asset approach	Adjusted book value	1.00x
Preferred Stocks	—*	Transaction	Price	$0
Corporate Debt Securities	2,640	Transaction	Price	$40
Loans	20,995	Third-party valuation service	Broker quotes	N/A

Significant increases (decreases) in the adjusted EBITDA multiple inputs as of the reporting date would result in a higher (lower) fair value measurement.

The following acronyms are used throughout this schedule:

ETF = Exchange Traded Fund
GTD = Guaranteed
ICE = Intercontinental Exchange
PIK = Payment In Kind
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.



John C. Maxwell



Catherine L. Murray

Below, John Maxwell, CFA, and Catherine Murray, portfolio managers of Ivy VIP International Core Equity, discuss positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Maxwell has managed the Portfolio since May 2009 and has 28 years of industry experience. Ms. Murray was named co-portfolio manager in January 2017 and was previously an assistant portfolio manager on the Portfolio since 2014. She has 29 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019	
Ivy VIP International Core Equity (Class II shares at net asset value)	18.69%
Benchmark and Morningstar Category	
MSCI EAFE Index (generally reflects the performance of securities in Europe, Australasia and the Far East)	22.01%
Morningstar Foreign Large Blend Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	21.59%

Please note that the Portfolio returns include applicable fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

International markets stage a recovery

The MSCI EAFE Index, the Portfolio's benchmark, was up 22% in 2019 as the anticipation of relief from geopolitical overhangs was enough to boost sentiment in developed international equities. We believe market gains did not fully reflect the volatility of events that took place during the fiscal year. The U.S.-China trade war was met with many hurdles, delays and unexpected turns which resulted in damage to corporate confidence across the globe. Companies paused investment and slowed inventory procurement, all impacting manufacturing in key international economies. The year had several economic setbacks and murky visibility. But relatively cheap equity valuations to start the year, expansionary monetary policy and signs of economic bottoming coincided with enough progress toward a phase 1 trade deal between the U.S. and China that confidence overcame fear.

The U.S. Federal Reserve (Fed) had an about face with its 2019 approach toward interest rate policy. After taking a hawkish tone through 2018, the Fed cut 75 basis points during the year in an effort to provide "insurance" to the market. With the Fed accommodating, central banks around the world followed easy policy. In China, a combination of monetary and fiscal measures, including a significant income tax break, helped boost a faltering consumer base. This boost helped the country maintain a reasonably high growth rate.

The U.S. dollar appreciated against the euro and British pound for the first half of 2019 before reversing to erase all gains to close the year. The opposite trend took place for the yen, where global fear in the first half of the year drew money to the safe-haven currency before it rushed out as fear subsided. Oil was volatile throughout the year as oversupply in the beginning of 2019 was met with several geopolitical events and supply cuts from OPEC. In September, oil fields in Saudi Arabia were bombed and escalation in the Middle East to end the year were major events that demonstrated how fragile one of the world's major sources of oil can be.

Portfolio review

For the fiscal year ended Dec. 31, 2019, the Portfolio underperformed its benchmark and Morningstar peer group. In 2019, markets were dominated by growth companies, an environment not favorable for the strategy, which uses a relative value approach. Throughout the year, the Portfolio was positioned with a slightly defensive posture. An above historical average cash balance, selective currency contracts and hedges as well as undervalued companies that, we believed, were positioned to go down less than the market all offset market risk. Although, we did not anticipate the market would shrug off risks in the manner it did. The Portfolio did perform well within periods of market stress; however, those periods were short-lived. Overall, the rally was primarily led by, what we believe are, overvalued growth companies.

During the year, poor stock selection in the financials, information technology and communication services sectors were top relative detractors to performance. Additionally, the Portfolio's overweight allocation to the poor performing energy sector as well as a relatively large cash allocation in a strong market contributed to the underperformance. Specifically, positions in Swedbank AB, a Swedish bank; Isuzu Motors Ltd., a Japanese truck company; and BT Group plc, a British telecommunications company were the worst relative performing stocks for the fiscal year. Contributing to performance was strong stock selection in industrials and consumer staples. In particular, positions in Wuliangye Yibin Co. Ltd., A Shares, a Chinese spirits business; Airbus SE, a French aerospace company; and CRH plc, a U.K.-based building materials company, all helped performance. The Portfolio no longer holds BT Group plc or Wuliangye Yibin Co. Ltd.

From a country standpoint, stock selection in China was the largest relative contributor, while stock selection in France and Sweden dragged on performance. An overweight allocation to Canada was also a detractor.

Actions in the Portfolio during the year

To start the fiscal year, the Portfolio transitioned to a more defensive posture through increasing cash and selling several positions highly levered to global trade. The threat of an escalating trade war and clear stress on global trade led the team to believe certain companies would be at risk. As the year progressed, new threats began to rise. The U.S. discussed limiting U.S. pension access to Chinese equities and stopping Chinese companies from listing on U.S. exchanges. This opened up the potential for a new set of rules that led the Portfolio to slightly lower direct China holdings and instead gain exposure through global companies with significant exposure to the Chinese consumer.

Throughout most of the year, the strategy maintained an above average cash position, a long Japanese yen position and had China exposure fully hedged to currency risk. Toward the end of the year as several of the risk factors began to abate, the cash level was lowered and the currency hedge to the Chinese yuan was exited.

Current Portfolio themes are:

• Disproportionate growth of emerging-market consumers, particularly in the Asia-Pacific region

• Strong growth in infrastructure

• Solid and believable dividend yields

• Forces of market disruption

What we seek

As we move forward, we continue to seek companies we believe are underpriced relative to their prospects and peers in both the growth and value parts of the market. We are seeking less economically sensitive and less leveraged stocks in both the cyclical and defensive parts of the market. With disruptive forces that seem more concentrated in the defensive part of the market, the Portfolio's defensive/cyclical weighting is balanced. We are also increasingly focused on companies with sustainable competitive advantages or improving industry dynamics that are not appreciated by the market — a strategy we believe to be effective at the end of an economic cycle.

Outlook

The outset of 2020 has several conflicting circumstances to consider. Global growth is still fragile. Manufacturing and industrial production has been weak and the lasting impacts of trade disputes on capital investment and business confidence is still unknown. The consumer has rescued and supported economic growth across much of the world, a source of growth that may not be sustainable. Tensions in the Middle East are boiling, which could continue to drive oil prices to levels that hurt consumers and major oil importing nations around the world. It may also carry with it a risk premium that discounts current market valuations.

On the positive side, there are signs of cyclical bottoming across Europe and Asia. If these economies can sustain improvements in key economic growth drivers, this would be positive for the global economy. We believe a U.S.-China trade deal expected to be signed in January should bring confidence to industries that had previously experienced significant trade-related slowdowns. Lastly, Brexit is several steps closer toward an orderly conclusion. There are still variables that could derail this soft exit, but the situation has improved which should support improvements in the U.K. and Europe.

Looking forward, we believe 2020 should prove to be an eventful year. Geopolitics will likely continue to be an unrelenting driver of asset values across the globe. An election year in the U.S. will bring a new slate of risks to consider. And tensions in the Middle East could bring market shocks. At the same time, the positive factors mentioned above could bring another year of positive returns, particularly in international markets.

We continue to believe there is opportunity in developed international markets. We believe valuations remain attractive, particularly in the companies we own, and growth prospects are brightening. The relative value approach the Portfolio employs led us to be underexposed to many of the large gainers in the international universe in 2019; however, we are confident the value discrepancies in the stocks we own are temporary.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Portfolio's value and the risk that fluctuations in the value of the derivatives may not correlate with the corresponding securities or fixed income markets or the underlying asset upon which the derivative's value is based. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, and includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy VIP International Core Equity.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	95.7%
Financials	13.8%
Industrials	13.4%
Health Care	13.2%
Consumer Discretionary	13.1%
Consumer Staples	11.6%
Energy	9.9%
Materials	7.4%
Information Technology	6.7%
Communication Services	3.0%
Utilities	2.2%
Real Estate	1.4%
Bonds	0.3%
Other Government Securities	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.0%

Country Weightings

Europe	63.2%
France	13.6%
United Kingdom	12.5%
Germany	12.3%
Switzerland	8.9%
Netherlands	4.1%
Other Europe	11.8%
Pacific Basin	26.9%
Japan	12.8%
China	5.3%
Other Pacific Basin	8.8%
North America	5.9%
Canada	4.5%
Other North America	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.0%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Total S.A.	France	Energy	Integrated Oil & Gas
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Airbus SE	France	Industrials	Aerospace & Defense
SAP AG	Germany	Information Technology	Application Software
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Subaru Corp.	Japan	Consumer Discretionary	Automobile Manufacturers
UniCredit S.p.A.	Italy	Financials	Diversified Banks
Bayer AG	Germany	Health Care	Pharmaceuticals
Seven & i Holdings Co. Ltd.	Japan	Consumer Staples	Food Retail
Merck KGaA	Germany	Health Care	Pharmaceuticals

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



| | | Ivy VIP International Core Equity (Class II)(1) . . . . | $16,974 |
| | | MSCI EAFE Index . . . . | $17,085 |

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class II
1-year period ended 12-31-19	18.69%
5-year period ended 12-31-19	3.77%
10-year period ended 12-31-19	5.43%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS INTERNATIONAL CORE EQUITY *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Australia		
Materials – 3.2%		
BHP Group plc	347	$ 8,172
BHP Group plc ADR	113	5,315
Newcrest Mining Ltd.	406	8,619
		22,106
Total Australia – 3.2%		$22,106
Canada		
Consumer Discretionary – 1.1%		
Dollarama, Inc.	220	7,578
Energy – 3.4%		
Canadian Natural Resources Ltd.	281	9,075
Seven Generations Energy Ltd., Class A (A)	1,027	6,698
Suncor Energy, Inc.	234	7,675
		23,448
Total Canada – 4.5%		$31,026
China		
Consumer Discretionary – 2.0%		
Alibaba Group Holding Ltd. ADR (A)(B)	40	8,452
Gree Electric Appliances, Inc. of Zhuhai, A Shares	591	5,571
		14,023
Consumer Staples – 1.0%		
Wens Foodstuffs Group Co. Ltd., Class A	1,464	7,064
Financials – 1.2%		
China Construction Bank Corp.	9,645	8,330
Health Care – 1.1%		
Yunnan Baiyao Group Co. Ltd., A Shares	567	7,287
Total China – 5.3%		$36,704
Denmark		
Industrials – 1.3%		
A.P. Moller – Maersk A/S	5	6,686
A.P. Moller – Maersk A/S, Class A	2	2,135
		8,821
Total Denmark – 1.3%		$ 8,821
Finland		
Information Technology – 0.8%		
Nokia Corp., Series A ADR	722	2,680
Nokia OYJ	720	2,668
		5,348
Total Finland – 0.8%		$ 5,348

COMMON STOCKS (Continued)	Shares	Value
France		
Communication Services – 2.2%		
Orange S.A.	741	$ 10,912
Ubisoft Entertainment S.A. (A)	57	3,919
		14,831
Consumer Staples – 1.3%		
Pernod Ricard S.A.	51	9,149
Energy – 2.8%		
Total S.A.	360	19,872
Financials – 1.5%		
BNP Paribas S.A.	170	10,054
Industrials – 3.9%		
Airbus SE	114	16,738
Schneider Electric S.A.	100	10,306
		27,044
Information Technology – 0.8%		
Cap Gemini S.A.	48	5,854
Utilities – 1.1%		
ENGIE	472	7,631
Total France – 13.6%		$94,435
Germany		
Consumer Discretionary – 1.2%		
Continental AG	66	8,437
Consumer Staples – 1.1%		
Beiersdorf Aktiengesellschaft	65	7,757
Financials – 0.6%		
Commerzbank AG	676	4,128
Health Care – 4.7%		
Bayer AG	150	12,138
Fresenius Medical Care AG & Co. KGaA	134	9,832
Merck KGaA	97	11,458
		33,428
Information Technology – 2.2%		
SAP AG	118	15,760
Real Estate – 1.4%		
Deutsche Wohnen AG	242	9,874
Utilities – 1.1%		
E.ON AG	709	7,542
Total Germany – 12.3%		$86,926
Hong Kong		
Financials – 1.5%		
Hong Kong Exchanges and Clearing Ltd.	331	10,763
Total Hong Kong – 1.5%		$ 10,763

COMMON STOCKS (Continued)	Shares	Value
India		
Financials – 2.1%		
Axis Bank Ltd.	744	$ 7,860
Housing Development Finance Corp. Ltd.	206	6,971
		14,831
Total India – 2.1%		$ 14,831
Ireland		
Materials – 1.3%		
CRH plc	222	8,931
Total Ireland – 1.3%		$ 8,931
Italy		
Financials – 1.8%		
UniCredit S.p.A.	862	12,572
Total Italy – 1.8%		$ 12,572
Japan		
Consumer Discretionary – 5.4%		
Isuzu Motors Ltd.	782	9,226
Subaru Corp.	549	13,576
Suzuki Motor Corp.	177	7,375
Zozo, Inc.	396	7,558
		37,735
Consumer Staples – 1.7%		
Seven & i Holdings Co. Ltd.	320	11,729
Energy – 1.2%		
Inpex Corp.	836	8,605
Financials – 2.4%		
ORIX Corp.	459	7,583
Tokio Marine Holdings, Inc.	163	9,132
		16,715
Industrials – 2.1%		
SMC Corp.	23	10,670
Taisei Corp.	94	3,872
		14,542
Total Japan – 12.8%		$89,326
Luxembourg		
Energy – 1.1%		
Tenaris S.A.	335	3,802
Tenaris S.A. ADR (C)	166	3,749
		7,551
Total Luxembourg – 1.1%		$ 7,551
Netherlands		
Consumer Discretionary – 1.2%		
Prosus N.V. (A)	116	8,654

INTERNATIONAL CORE EQUITY *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Health Care – 0.5%		
Qiagen N.V. (A)	108	$ 3,680
Industrials – 2.4%		
Koninklijke Philips Electronics N.V., Ordinary Shares	164	8,005
Randstad Holding N.V.	154	9,425
		17,430
Total Netherlands – 4.1%		$29,764
Norway		
Communication Services – 0.3%		
Telenor ASA	113	2,026
Consumer Staples – 1.1%		
Mowi ASA	289	7,513
Financials – 1.2%		
DNB ASA	456	8,534
Total Norway – 2.6%		$18,073
Singapore		
Communication Services – 0.5%		
Singapore Telecommunications Ltd.	1,534	3,849
Total Singapore – 0.5%		$ 3,849
South Korea		
Information Technology – 1.5%		
Samsung Electronics Co. Ltd.	220	10,541
Total South Korea – 1.5%		$ 10,541
Spain		
Consumer Discretionary – 1.1%		
Industria de Diseno Textil S.A.	214	7,537
Total Spain – 1.1%		$ 7,537
Sweden		
Financials – 1.5%		
Swedbank AB	713	10,583
Total Sweden – 1.5%		$10,583
Switzerland		
Consumer Staples – 2.7%		
Nestle S.A., Registered Shares	173	18,674
Health Care – 3.1%		
Alcon, Inc. (A)	136	7,671
Roche Holdings AG, Genusscheine	42	13,789
		21,460
Industrials – 1.6%		
Ferguson plc	121	11,022

COMMON STOCKS (Continued)	Shares	Value
Materials – 1.5%		
Glencore International plc	3,414	$ 10,644
Total Switzerland – 8.9%		$ 61,800
United Kingdom		
Consumer Discretionary – 1.1%		
Whitbread plc	117	7,500
Consumer Staples – 2.7%		
British American Tobacco plc	260	11,119
Imperial Tobacco Group plc	325	8,040
		19,159
Energy – 1.4%		
BP plc	1,046	6,536
BP plc ADR	83	3,151
		9,687
Health Care – 3.8%		
AstraZeneca plc	38	3,816
AstraZeneca plc ADR	100	4,973
GlaxoSmithKline plc	471	11,108
GlaxoSmithKline plc ADR	139	6,541
		26,438
Industrials – 2.1%		
Babcock International Group plc	877	7,312
BAE Systems plc	1,017	7,609
		14,921
Information Technology – 1.4%		
Amdocs Ltd.	130	9,380
Total United Kingdom – 12.5%		$ 87,085
TOTAL COMMON STOCKS – 94.3%		$658,572
(Cost: $665,437)		

INVESTMENT FUNDS		
United States – 1.4%		
SPDR Gold Trust (A)	70	10,023
TOTAL INVESTMENT FUNDS – 1.4%		$ 10,023
(Cost: $8,720)		

OTHER GOVERNMENT SECURITIES (D)	Principal	
Norway – 0.3%		
Norway Government Bond 3.750%, 5-25-21 (E)(F)	NOK21,060	2,479
TOTAL OTHER GOVERNMENT SECURITIES – 0.3%		$ 2,479
(Cost: $2,429)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (G) – 3.7%		
State Street Institutional U.S. Government Money Market Fund – Premier Class 1.550%	25,862	$ 25,862
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 1.550% (H)	76	76
		25,938
TOTAL SHORT-TERM SECURITIES – 3.7%		$ 25,938
(Cost: $25,938)		
TOTAL INVESTMENT SECURITIES – 99.7%		$697,012
(Cost: $702,524)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		2,065
NET ASSETS – 100.0%		$699,077

SCHEDULE OF INVESTMENTS INTERNATIONAL CORE EQUITY *(in thousands)*

DECEMBER 31, 2019

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $1,315 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

(C)All or a portion of securities with an aggregate value of $72 are on loan.

(D)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(E)Principal amounts are denominated in the indicated foreign currency, where applicable (NOK – Norwegian Krone).

(F)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2019 the total value of these securities amounted to $2,479 or 0.4% of net assets.

(G)Rate shown is the annualized 7-day yield at December 31, 2019.

(H)Investment made with cash collateral received from securities on loan.

The following forward foreign currency contracts were outstanding at December 31, 2019:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	58,936	Japanese Yen	6,310,648	1-10-20	Deutsche Bank AG	$—	$833

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 14,831	$ 5,875	$—
Consumer Discretionary	45,292	46,172	—
Consumer Staples	35,372	45,673	—
Energy	56,756	12,407	—
Financials	43,978	52,532	—
Health Care	37,777	54,516	—
Industrials	70,417	23,363	—
Information Technology	17,914	28,969	—
Materials	41,681	—	—
Real Estate	—	9,874	—
Utilities	7,631	7,542	—
Total Common Stocks	$371,649	$286,923	$—
Investment Funds	10,023	—	—
Other Government Securities	—	2,479	—
Short-Term Securities	25,938	—	—
Total	$407,610	$289,402	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 833	$—

SCHEDULE OF INVESTMENTS INTERNATIONAL CORE EQUITY *(in thousands)*

DECEMBER 31, 2019

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over The Counter

Market Sector Diversification

(as a % of net assets)	
Financials	13.8%
Industrials	13.4%
Health Care	13.2%
Consumer Discretionary	13.1%
Consumer Staples	11.6%
Energy	9.9%
Materials	7.4%
Information Technology	6.7%
Communication Services	3.0%
Utilities	2.2%
Real Estate	1.4%
Other Government Securities	0.3%
Other+	4.0%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Kimberly A. Scott



Nathan A. Brown

Below, Kimberly A. Scott, CFA, and Nathan A. Brown, CFA, co-portfolio managers of Ivy VIP Mid Cap Growth, discuss positioning, performance and results for the fiscal year ended December 31, 2019. Ms. Scott has managed the Portfolio since its inception in 2005 and has 32 years of industry experience. Mr. Brown became co-portfolio manager in October 2016 and has 20 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019

Ivy VIP Mid Cap Growth (Class II shares at net asset value)	37.94%
Benchmark and Morningstar Category	
Russell Midcap Growth Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	35.47%
Morningstar Mid-Cap Growth Category Average (generally reflects the performance of the universe of Portfolios with similar investment objectives)	32.52%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Contributors and detractors

Mid-cap growth stocks, as represented by the Portfolio's benchmark, the Russell Midcap Growth Index, gained 35.47% in the 12-month period ended December 31, 2019. Ivy VIP Mid Cap Growth posted a 37.94% return for the measurement period, soundly outperforming its benchmark and peer category average.

During the measurement period, the Portfolio experienced positive results in all sectors except for real estate and consumer staples. The strongest sector exposure was in consumer discretionary, followed by information technology, health care, materials, communication services, industrials and financials. All sectors benefited from strong stock selection. Energy provided a positive contribution due to our decision to have no exposure to companies within that sector. Negative contributions to relative performance came from real estate, where we had no exposure, and consumer staples, where the benefit of our underweight position was overcome by poor stock selection within that sector. Equity options were additive to returns in the form of a portfolio hedge implemented in July, when the trade agreement was in doubt and there was no substantial talk by the Federal Reserve (Fed) regarding interest rate policy changes. While we maintained cash at the low end of our comfortable range, it was a significant drag on the Portfolio throughout the year.

Holdings within the consumer discretionary sector made the greatest positive contribution to the Portfolio's return for the measurement period. We were overweight this sector, with our names outperforming the names held in the index by 5.99%. While the consumer discretionary sector is composed of 85 names in the benchmark, we chose to focus on 12 names in the sector, a couple of which are not in the index. The vast performance for the sector came from Chipotle Mexican Grill, Inc., MercadoLibre, Inc., Lululemon Athletica, Inc. and Tiffany & Co. Chipotle and Lululemon are both long-held names in the Portfolio that experienced tremendous growth throughout 2019 due to strong management execution on product sets that are innovative and differentiated in the marketplace. Both companies also began to see the fruits of their e-commerce strategies that ultimately drove better bottom-line results. As the year progressed and the stocks appreciated, we became more active in managing the position sizes within the Portfolio. We have taken some gains from each name while maintaining exposure to what we deem to be superior business models. MercadoLibre is a Latin American focused e-commerce company that demonstrated strong growth after emerging from a significant corporate investment period. Tiffany & Co. benefitted in the fourth quarter of 2019 from an unsolicited acquisition bid by the parent company of Louis Vuitton, and we chose to exit the position. Duluth Holdings, Inc. and GrubHub, Inc. were two standout detractors from performance for the year. Duluth is a specialty retailer that had disappointing sales performance as new store openings did not meet expectations in generating overall growth in the business. We have exited our position in Duluth. GrubHub is a scale provider in restaurant take-out and delivery that underperformed in 2019 due to intense competition in the industry. We think GrubHub will weather the competitive threat because of scale and should ultimately be able to expand into adjacent business lines by cross-selling as it more deeply integrates with restaurants. Despite the macro environment in the U.S. struggling with the trade war, the domestic consumer maintained resiliency throughout 2019, rewarding cyclically charged consumer companies.

Information technology names within the Portfolio were a strong positive performance group in aggregate. With 124 names comprising the benchmark's information technology sector, our portfolio of 23 names, while underweight the benchmark allocation, outperformed the index by 5.89%. Stock selection within this sector more than offset the underperformance caused by our strategy being underweight this strong performing sector. Top-performing names in the Portfolio included Teradyne, Inc. and Keysight Technologies, Inc., both of which provide, among other things, systems and network testing for the oncoming 5G market. Universal Display Corp., the dominant provider of phosphorous OLED products used for displays like televisions and foldable cell phones, was another strong contributor to the Portfolio return for the year. An overweight position to negative performing Arista Networks, Inc. hurt performance relative to the benchmark. Arista had a pullback on the year due in part to lackluster spending outlooks from the cloud titans who utilize Arista's cloud network solutions. We are maintaining exposure to Arista as we feel it is still a solid long-term provider in the cloud solutions infrastructure.

Health care was an overweight sector in the Portfolio relative to the benchmark where both allocation effect and stock selection were positive. Top names for the year were DexCom, Inc., Seattle Genetics, Inc., and Zoetis, Inc. DexCom engages in the design and development of continuous glucose monitoring systems for diabetics. It is benefitting from a best in class product suite as well as a shift from point in time blood glucose monitoring to continuous glucose monitoring. Seattle Genetics, a biotech company that engages in development of antibody-based therapies for the treatment of cancer, experienced strong growth from an existing lymphoma treatment while capturing positive early and later stage results for oncology therapies currently in its product pipeline. Zoetis, the global leader in animal health therapies for both livestock and companion animals, continues to grow sales and profits faster than industry peers with plenty of new products in the pipeline. Abiomed, Inc. was the standout detractor from Portfolio performance in the health care sector on the year. The heart pump maker had a slower than expected adoption rate in smaller hospitals and an early year U.S. Food and Drug Administration (FDA) letter that caused concern for the company's Impella heart pump. We have maintained a position in the name with the belief that the company's products are strong and that continual results from FDA studies will validate our thesis.

Industrials, like health care, contributed positively to the Portfolio on both an allocation and security selection basis. CoStar Group, Inc., the top holding in the Portfolio at the end of 2019, led this sector in performance for the year. CoStar Group is the leading provider of real estate data, analytics and marketplace listing platforms, including Apartments.com. It has a defensible franchise of mainly subscription-based revenue that continues to grow with solid management execution. Annual online traffic trends for Apartments.com and ForRent.com indicate robust growth over the past 12 months, far outpacing that of competitors.

Our materials exposure was a source of alpha generation, primarily related to a strong year from Scotts Miracle-Gro Companies. The Scotts Miracle-Gro consumer division continued steady growth throughout 2019 while it's Hawthorne division, the largest hydroponic distributor in the U.S., experienced some doubt early in the year before regaining solid footing in the fourth quarter with strong guidance going into 2020.

Consumer staples was the only sector where the Portfolio had negative stock selection for the measurement period. Sprouts Farmers Markets, Inc. experienced weaker than expected same store sales growth and had significant executive level management turnover. We sold our position in the third quarter but continue to monitor the name, given its market position in the healthy grocery store segment with few independent competitors.

Market conditions and outlook

The market's temperament was positive at the beginning of 2019, based on the Fed talk of halting interest rate hikes and much rhetoric around a resolution, albeit on the horizon, to the China/U.S. trade wars. Near-term confidence in the economy and corporate profits became in vogue again in the first quarter, with strong risk trade presenting itself in the markets. The market cooled substantially from the first quarter to the second, based largely on trade war concerns and the ultimate affect the impasse would have on global and domestic gross domestic product (GDP) growth. Though the ramifications of the impasse seemed largely contained, many of the rest of the world's economies were challenged to find solid growth footing. The Fed began to discuss interest rate cuts for the back half of 2019 and there was continual rhetoric around a resolution to the China/U.S. trade wars. Near-term confidence in the economy and corporate profits became more uncertain in the second quarter, with decelerating earnings growth once again the talk of the markets. The broad U.S. equity market continued its quarterly moderating return profile in the third quarter, based largely on trade war concerns and the ultimate effect the impasse would have on global and domestic GDP. The ramifications of the trade impasse coupled with political and geopolitical uncertainties appeared to be bleeding through to company management decisions relating to capital expenditures and productivity. The Fed implemented an interest rate cut late in the third quarter as an 'insurance measure' against the potential economic slowdown due to tariffs, but near-term confidence in the economy and corporate profits continued to be uncertain in quarter. The broad U.S. equity market reaccelerated in the fourth quarter, based largely on an agreement for phase 1 in the trade war, an acceptable level for the Fed Funds Rate, and indications that the trade impasse had not meaningfully constricted global growth. What is interesting is that the uncertainty around the U.S. political environment continues to hang over the markets, including a president who has been impeached by the House of

Representatives, is seemingly of little consequence to the markets. Although many of the rest of the world's economies are challenged, it appears that the bottoming process is beginning to take place, with confidence growing around the trade agreement and motion in the finalization of the Brexit agreement. As expected, the Fed cut interest rates one final time in October, then signaled that it was entirely comfortable with the level as it stands now.

Domestic equities from large to mid to small had excellent returns in calendar year 2019, even though the U.S. economy was slowing (the Institute for Supply Management is in a contractionary state) and corporate earnings were decelerating. Looking into 2020, there are many positives forming as a market foundation, including a "Goldilocks" economy in the U.S., an apparent bottoming in many developed and emerging international economies, strong underlying corporate fundamentals, and continually strong consumer confidence level. On the flip side, the trade agreement has yet to be signed, there is significant uncertainty around the coming U.S. Presidential election, and there are plenty of geopolitical hotspots that could intensify.

We think the measurable positives outweigh any potential negatives for 2020, and our Portfolio continues to express a more economically constructive and optimistic view, with a more assertive pro-growth, less defensive stance. We are not expecting the same level of returns in the market that we saw in 2019 and we are cautiously mindful of elevated stock valuations in an environment of rising interest rates and potential inflationary pressure. We remain overweight the consumer discretionary, health care, financials and materials sectors and, while we are underweight, we still have a healthy exposure to the information technology sector. We remain steadfast in our approach in which stock selection drives performance, but we will prudently apply a macro overlay if need be, by utilizing more defensive sector exposure, cash and/or portfolio hedging.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Portfolio's value and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Mid Cap Growth.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	95.1%
Information Technology	26.8%
Health Care	17.6%
Consumer Discretionary	17.2%
Industrials	17.1%
Financials	6.4%
Materials	4.5%
Communication Services	4.0%
Consumer Staples	1.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.9%

Top 10 Equity Holdings

Company	Sector	Industry
CoStar Group, Inc.	Industrials	Research & Consulting Services
Electronic Arts, Inc.	Communication Services	Interactive Home Entertainment
Chipotle Mexican Grill, Inc., Class A	Consumer Discretionary	Restaurants
MarketAxess Holdings, Inc.	Financials	Financial Exchanges & Data
TransUnion	Industrials	Research & Consulting Services
Teradyne, Inc.	Information Technology	Semiconductor Equipment
Tractor Supply Co.	Consumer Discretionary	Specialty Stores
Fastenal Co.	Industrials	Trading Companies & Distributors
Keysight Technologies, Inc.	Information Technology	Electronic Equipment & Instruments
DexCom, Inc.	Health Care	Health Care Equipment

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



		$36,420
———	Ivy VIP Mid Cap Growth (Class II)(1)	$36,420
‐ ‐ ‐ ‐	Russell Midcap Growth Index	$37,856

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class I	Class II
1-year period ended 12-31-19	38.28%	37.94%
5-year period ended 12-31-19	—	11.83%
10-year period ended 12-31-19	—	13.80%
Since Inception of Class through 12-31-19(3)	19.57%	—

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)4-28-17 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS MID CAP GROWTH *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 3.0%		
Electronic Arts, Inc. (A)	153	$ 16,434
Interactive Media & Services – 1.0%		
Twitter, Inc. (A)	168	5,374
Total Communication Services – 4.0%		21,808
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 2.6%		
Burberry Group plc (B)	224	6,534
lululemon athletica, Inc. (A)	34	7,912
		14,446
Auto Parts & Equipment – 1.7%		
BorgWarner, Inc.	214	9,285
Automotive Retail – 1.3%		
O'Reilly Automotive, Inc. (A)	16	7,180
Department Stores – 0.7%		
Nordstrom, Inc.	92	3,750
Internet & Direct Marketing Retail – 2.6%		
Grubhub, Inc. (A)	107	5,221
MercadoLibre, Inc. (A)	15	8,829
		14,050
Restaurants – 4.3%		
Chipotle Mexican Grill, Inc., Class A (A)	18	15,300
Dunkin Brands Group, Inc.	114	8,601
		23,901
Specialty Stores – 4.0%		
Tractor Supply Co.	138	12,903
Ulta Beauty, Inc. (A)	35	8,919
		21,822
Total Consumer Discretionary – 17.2%		94,434
Consumer Staples		
Packaged Foods & Meats – 1.5%		
Hershey Foods Corp.	55	8,051
Total Consumer Staples – 1.5%		8,051
Financials		
Financial Exchanges & Data – 3.2%		
Chicago Board Options Exchange, Inc.	29	3,501
MarketAxess Holdings, Inc.	37	13,843
		17,344
Regional Banks – 3.2%		
First Republic Bank	86	10,130
SVB Financial Group (A)	30	7,480
		17,610
Total Financials – 6.4%		34,954

COMMON STOCKS (Continued)	Shares	Value
Health Care		
Biotechnology – 1.6%		
Seattle Genetics, Inc. (A)	78	$ 8,859
Health Care Equipment – 7.7%		
Abiomed, Inc. (A)	35	5,970
DexCom, Inc. (A)	52	11,365
Edwards Lifesciences Corp. (A)	47	10,920
Glaukos Corp. (A)	86	4,702
Intuitive Surgical, Inc. (A)	16	9,470
		42,427
Health Care Services – 2.0%		
Laboratory Corp. of America Holdings (A)	43	7,209
Teladoc Health, Inc. (A)(C)	43	3,608
		10,817
Health Care Supplies – 0.9%		
National Vision Holdings, Inc. (A)	157	5,091
Health Care Technology – 2.0%		
Cerner Corp.	148	10,837
Life Sciences Tools & Services – 2.0%		
10x Genomics, Inc., Class A (A)	9	714
Agilent Technologies, Inc.	80	6,796
TECHNE Corp.	15	3,200
		10,710
Pharmaceuticals – 1.4%		
Zoetis, Inc.	58	7,648
Total Health Care – 17.6%		96,389
Industrials		
Aerospace & Defense – 1.5%		
L3Harris Technologies, Inc.	43	8,440
Building Products – 2.9%		
A. O. Smith Corp.	180	8,571
Trex Co., Inc. (A)	83	7,415
		15,986
Industrial Machinery – 4.5%		
Gardner Denver Holdings, Inc. (A)	165	6,035
IDEX Corp.	54	9,371
Middleby Corp. (A)	82	9,035
		24,441
Research & Consulting Services – 5.9%		
CoStar Group, Inc. (A)	32	18,851
TransUnion	158	13,542
		32,393
Trading Companies & Distributors – 2.3%		
Fastenal Co.	335	12,360
Total Industrials – 17.1%		93,620

COMMON STOCKS (Continued)	Shares	Value
Information Technology		
Application Software – 4.7%		
DocuSign, Inc. (A)	92	$ 6,831
Guidewire Software, Inc. (A)	99	10,898
Tyler Technologies, Inc. (A)	27	8,076
		25,805
Communications Equipment – 1.3%		
Arista Networks, Inc. (A)	35	7,214
Data Processing & Outsourced Services – 1.8%		
Square, Inc., Class A (A)	154	9,653
Electronic Components – 1.9%		
II-VI, Inc. (A)	22	754
Maxim Integrated Products, Inc.	159	9,785
		10,539
Electronic Equipment & Instruments – 3.7%		
Coherent, Inc. (A)	33	5,502
Keysight Technologies, Inc. (A)	116	11,906
Novanta, Inc. (A)	32	2,787
		20,195
Internet Services & Infrastructure – 1.4%		
Twilio, Inc., Class A (A)	59	5,762
VeriSign, Inc. (A)	9	1,742
		7,504
Semiconductor Equipment – 2.4%		
Teradyne, Inc.	193	13,134
Semiconductors – 7.0%		
Advanced Micro Devices, Inc. (A)	213	9,790
Microchip Technology, Inc.	101	10,616
Monolithic Power Systems, Inc.	59	10,447
Universal Display Corp.	37	7,536
		38,389
Systems Software – 2.6%		
Palo Alto Networks, Inc. (A)	35	8,209
ServiceNow, Inc. (A)	22	6,258
		14,467
Total Information Technology – 26.8%		146,900
Materials		
Fertilizers & Agricultural Chemicals – 1.3%		
Scotts Miracle-Gro Co. (The)	65	6,862
Specialty Chemicals – 3.2%		
Axalta Coating Systems Ltd. (A)	295	8,968
RPM International, Inc.	112	8,618
		17,586
Total Materials – 4.5%		24,448
TOTAL COMMON STOCKS – 95.1%		$520,604

(Cost: $376,071)

DECEMBER 31, 2019

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (D) – 4.9%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550%	26,803	$ 26,803
TOTAL SHORT-TERM SECURITIES – 4.9%		$ 26,803
(Cost: $26,803)		
TOTAL INVESTMENT SECURITIES – 100.0%		$547,407
(Cost: $402,874)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		159
NET ASSETS – 100.0%		$547,566

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) All or a portion of securities with an aggregate value of $3,229 are on loan.

(D) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$520,604	$—	$—
Short-Term Securities	26,803	—	—
Total	$ 547,407	$—	$—

See Accompanying Notes to Financial Statements.

(UNAUDITED)



David P. Ginther



Michael T. Wolverton

Below, David P. Ginther, CPA, and Michael T. Wolverton, CFA, portfolio managers of Ivy VIP Natural Resources, discuss positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Ginther has managed the Portfolio since 2013 and has 24 years of industry experience. Mr. Wolverton has managed the Portfolio since 2016 and has 15 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019

Ivy VIP Natural Resources (Class II shares at net asset value)	9.46%
Benchmark and Morningstar Category	
S&P North American Natural Resources Sector Index (generally reflects the performance of the energy and materials stocks in North America)	17.63%
Morningstar Natural Resources Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	14.95%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Transition year for energy

The energy market struggled against the broader equity market and underperformed for a third straight year despite the crude oil price rising by over 30%. This move higher in oil came after moving sharply lower in the fourth quarter of the previous year, however. Despite the higher oil price, energy equities struggled to overcome concerns about a U.S.-China trade deal having a negative effect on demand along with the price volatility. Additionally, excess capacity for oil supply, poor financial performance by the sector and a shift away from energy by investors because of environmental concerns helped cause a sharp decline in the multiples for the equities.

All of these issues have created strategic questions for companies in the sector and are causing their management teams to re-evaluate strategies and modify business models. Many U.S. energy companies are shifting away from prioritizing production growth and moving to prioritizing free cash flow and return on capital employed. This is a welcome change in our view, but only time will tell if energy companies are able to execute the strategy and stick with it in the years ahead. At the very least, we believe these changes will slow oil supply growth for the industry, especially in the U.S.

The other significant player in the oil market beside the U.S. is OPEC. After cutting its production quota in November 2018, the organization again announced plans to further reduce supply in December 2019. OPEC, for the time being, has showed a strong willingness to balance the oil market in an attempt to support the price. The combination of deceleration in U.S. oil supply growth and decreased OPEC supply allowed the oil price to end the year at around $61 per barrel for West Texas Intermediate, the U.S. benchmark.

Portfolio positioning

The Portfolio had a positive return for the fiscal year but trailed the return of its benchmark index and category average. The Portfolio in general was underweight the energy sector and overweight the materials sector compared to its benchmark. The Portfolio averaged about 62% energy exposure for the year, with the remainder in materials.

Globally, the energy sector significantly underperformed the materials sector during the fiscal year, but both sectors underperformed the overall market. Generally, more defensive names outperformed in energy, as did companies with high-quality balance sheets. The Portfolio was underweight the industry segments of Integrated Oil, Pipelines, and Precious Metals, which detracted from performance. Overweight positions in Refining, Railroads, Chemicals, and Other Metals contributed to positive relative performance.

The Portfolio's five greatest contributors to performance relative to the benchmark in the year were underweight positions in Exxon Mobil Corp., Occidental Petroleum Corp., ConocoPhillips, and overweight positions in Rio Tinto plc and Canadian Pacific Railway Ltd. At the end of the fiscal year, Exxon Mobil Corp. and Occidental Petroleum Corp. were no longer holdings in the Portfolio.

The five greatest detractors from relative performance were Centennial Resource Development, Inc., Halliburton Co., Concho Resources Inc., Core Laboratories N.V., and Anadarko Petroleum Corp. At the end of the fiscal year, Centennial Resource Development, Inc., and Anadarko Petroleum Corp. were no longer holdings in the Portfolio.

Capital discipline is critical to stock performance

Even though the oil market enters the year 2020 relatively balanced, oil supply capacity remains abundant with excess capability from OPEC and the U.S. With OPEC signaling that it is willing to cede market share to keep the market in balance, responsibility for capital discipline falls on the U.S. producers. If these companies follow through on promises to limit capital expenditures, restrain production growth and produce free cash flow, we believe the energy sector will likely see positive stock performance. If excess cash flows are redirected into more drilling, however, we think investors are likely to be disappointed.

U.S. oil production is forecast to decelerate in 2020. After growing over 1 million barrels per day in 2019, production could grow at half that rate in 2020 based on current drilling activity. We believe this would be a positive step toward a recovery in the energy markets.

On the demand side, risks remain both in the short and long term. Both the energy and materials sectors are quite sensitive to the level of demand for commodities in emerging markets, especially China. Demand for commodities is also dependent on currency movements, particularly in the U.S. dollar. If recent declines in the value of the dollar continue, we think it will likely be supportive for emerging market and commodity demand.

The Portfolio is focusing on equities across the natural resources landscape that we believe can deliver above-market returns on capital, with disciplined capital allocation and a strong balance sheet.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments; and the cost assumed by natural resource companies in complying with environmental and safety regulations.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Commodity trading, including trading in precious metals, is generally considered speculative because of the significant potential for investment loss. Markets for commodities are likely to be volatile and there may be sharp price fluctuations even during periods when prices overall are rising.

These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Natural Resources.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	96.6%
Energy	60.5%
Materials	30.0%
Industrials	5.6%
Information Technology	0.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.4%

Country Weightings

North America	75.4%
United States	64.8%
Canada	10.6%
Europe	14.8%
United Kingdom	7.0%
Other Europe	7.8%
Pacific Basin	4.6%
Australia	3.6%
Other Pacific Basin	1.0%
Other	1.8%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.4%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Chevron Corp.	United States	Energy	Integrated Oil & Gas
Marathon Petroleum Corp.	United States	Energy	Oil & Gas Refining & Marketing
Valero Energy Corp.	United States	Energy	Oil & Gas Refining & Marketing
ConocoPhillips	United States	Energy	Oil & Gas Exploration & Production
BHP Group plc	Australia	Materials	Diversified Metals & Mining
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Barrick Gold Corp.	Canada	Materials	Gold
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



——	Ivy VIP Natural Resources (Class II)[1]	$7,302
····	S&P North American Natural Resources Sector Index	$11,484

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class II
1-year period ended 12-31-19	9.46%
5-year period ended 12-31-19	-3.63%
10-year period ended 12-31-19	-3.10%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS

NATURAL RESOURCES *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Australia		
Materials – 3.6%		
BHP Group plc	133	$ 3,135
Total Australia – 3.6%		$ 3,135
Canada		
Energy – 1.5%		
Suncor Energy, Inc.	41	1,336
Industrials – 2.8%		
Canadian Pacific Railway Ltd.	10	2,427
Materials – 6.3%		
Barrick Gold Corp.	158	2,930
Nutrien Ltd. (A)	35	1,658
West Fraser Timber Co. Ltd. (A)	21	931
		5,519
Total Canada – 10.6%		$9,282
France		
Energy – 3.0%		
Total S.A. ADR	48	2,630
Total France – 3.0%		$2,630
Hong Kong		
Materials – 0.0%		
China Metal Recycling (Holdings) Ltd. (B)(C)	1,900	—*
Total Hong Kong – 0.0%		$ —*
India		
Energy – 1.0%		
Reliance Industries Ltd.	43	902
Total India – 1.0%		$ 902
Netherlands		
Energy – 2.6%		
Core Laboratories N.V.	14	533
Royal Dutch Shell plc, Class A	59	1,737
		2,270
Total Netherlands – 2.6%		$2,270
Portugal		
Energy – 2.2%		
Galp Energia SGPS S.A., Class B	115	1,928
Total Portugal – 2.2%		$ 1,928
South Africa		
Materials – 1.8%		
Mondi plc	68	1,602
Total South Africa – 1.8%		$ 1,602

COMMON STOCKS (Continued)	Shares	Value
United Kingdom		
Energy – 2.5%		
BP plc	350	$ 2,187
Materials – 4.5%		
Croda International plc	14	948
Rio Tinto plc	51	3,022
		3,970
Total United Kingdom – 7.0%		$ 6,157
United States		
Energy – 47.7%		
Cabot Oil & Gas Corp.	68	1,181
Chevron Corp.	35	4,172
Cimarex Energy Co.	19	1,001
Concho Resources, Inc.	31	2,717
ConocoPhillips	49	3,206
Diamondback Energy, Inc.	24	2,260
Enterprise Products Partners L.P.	88	2,486
EOG Resources, Inc.	34	2,852
Halliburton Co.	77	1,894
HollyFrontier Corp.	7	377
Magellan Midstream Partners L.P.	35	2,179
Marathon Petroleum Corp.	59	3,537
Noble Energy, Inc.	64	1,588
ONEOK, Inc.	24	1,784
Parsley Energy, Inc., Class A	70	1,327
Phillips 66	38	4,241
Valero Energy Corp.	37	3,443
WPX Energy, Inc. (B)	111	1,520
		41,765
Industrials – 2.8%		
Union Pacific Corp.	14	2,465
Information Technology – 0.5%		
Enphase Energy, Inc. (A)(B)	18	460
Materials – 13.8%		
Air Products and Chemicals, Inc.	6	1,388
Albemarle Corp.	6	465
Avery Dennison Corp.	6	812
FMC Corp.	9	880
Graphic Packaging Holding Co.	34	558
Huntsman Corp.	37	894
LyondellBasell Industries N.V., Class A	9	876
Packaging Corp. of America	13	1,480
PPG Industries, Inc.	13	1,774
Sherwin-Williams Co. (The)	2	1,329
Southern Copper Corp.	37	1,578
		12,034
Total United States – 64.8%		$56,724
TOTAL COMMON STOCKS – 96.6%		$84,630
(Cost: $94,201)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (D) – 7.1%		
State Street Institutional U.S. Government Money Market Fund – Premier Class 1.550%	3,446	$ 3,446
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 1.550% (E)	2,806	2,806
		6,252
TOTAL SHORT-TERM SECURITIES – 7.1%		$ 6,252
(Cost: $6,252)		
TOTAL INVESTMENT SECURITIES – 103.7%		$90,882
(Cost: $100,453)		
LIABILITIES, NET OF CASH AND OTHER ASSETS (F) – (3.7)%		(3,274)
NET ASSETS – 100.0%		$87,608

DECEMBER 31, 2019

Notes to Schedule of Investments

*Not shown due to rounding.

(A)All or a portion of securities with an aggregate value of $2,719 are on loan.

(B)No dividends were paid during the preceding 12 months.

(C)Securities whose value was determined using significant unobservable inputs.

(D)Rate shown is the annualized 7-day yield at December 31, 2019.

(E)Investment made with cash collateral received from securities on loan.

(F)Cash of $610 has been pledged as collateral on OTC forward foreign currency contracts.

The following forward foreign currency contracts were outstanding at December 31, 2019:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	5,615	U.S. Dollar	6,189	1-10-20	Morgan Stanley International	$—	$ 112
British Pound	8,156	U.S. Dollar	10,032	1-10-20	UBS AG	—	773
Canadian Dollar	1,169	U.S. Dollar	884	1-10-20	UBS AG	—	16
						$—	$901

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$84,630	$ —	$—*
Short-Term Securities	6,252	—	—
Total	$90,882	$ —	$—*
Liabilities			
Forward Foreign Currency Contracts	$ —	$901	$—

During the year ended December 31, 2019, there were no transfers in or out of level 3.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

OTC = Over the Counter

Market Sector Diversification

(as a % of net assets)

Energy	60.5%
Materials	30.0%
Industrials	5.6%
Information Technology	0.5%
Other+	3.4%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.



Zachary H. Shafran



Bradley J. Warden

Below, Zachary Shafran and Bradley Warden, portfolio managers of Ivy VIP Science and Technology, discuss positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Shafran has managed the Portfolio since 2001 and has 31 years of industry experience. Mr. Warden has managed the Portfolio since 2016 and was previously an assistant portfolio manager on the Portfolio from 2014 to 2016. He has 22 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019	
Ivy VIP Science and Technology (Class II)	49.48%
Benchmark and Morningstar Category	
S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	42.68%
Morningstar Technology Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	37.49%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Strong markets despite continued macroeconomic and political concerns

Equity and fixed-income markets were strong in the fiscal year ended December 31, 2019. U.S. growth continued through the fiscal year, driven by a strong job market and supportive economy, while some key global economies, like China, struggled under the negative sentiment of increasing tariffs. Over the course of the fiscal year, markets rebounded from the latter months of 2018 when domestic markets began to fear the long-term impacts of trade policy and a potential policy mistake by the Federal Reserve (Fed).

Along with the Fed's pivot away from monetary policy tightening in early 2019, other areas of the world echoed a similar easing of monetary policy. The markets' primary concerns around the final rate increase in December 2018 related to softening in the domestic housing market and continued trade-related slowdowns. Following the December 2018 rate increase, the Fed expressed a more dovish outlook on monetary policy in 2019 and stuck with it during calendar year 2019. Inflation remained in check through the fiscal year, even with stronger wage growth being offset by energy and housing price relief.

The Fed's actions were in focus, but the U.S.-China trade war created the greatest uncertainty in the markets over the past fiscal year. China's economy and markets saw significant weakening over the course of the fiscal year. We believe a negotiated solution is in the best interest of each country, and the emergence of "phase one" of a trade settlement helped to sustain the market's upward trajectory.

Beyond the global challenges, the U.S. House of Representatives pushed forward articles of impeachment against President Trump, which further complicates policymaking preceding the upcoming U.S. presidential election. The markets shrugged off any real concern on the issue, believing the Republican-controlled Senate will not garner the votes needed to impeach the president.

During the fiscal year, information technology stocks performed well with the Portfolio's benchmark advancing 42.7%. Within information technology, the technology hardware subsector performed well on the back of Apple's stellar performance, while the semiconductor subsector also outperformed the other subsectors. We continue to believe semiconductors are key to future innovation within information technology and that consolidation, operating leverage, balance sheet strength, increases in dividend payments and strong management should provide stability and growth for this subsector. The software subsector performed in line with the benchmark, following a few years of outperformance.

On the health care front, a few health care technology and biotech stocks had strong performance, but the aggregate health care portion of the portfolio relatively underperformed, largely due to the outsized performance of the information technology sector. We believe health care policy and drug pricing likely get additional focus, though major health care policy changes seem unlikely given the current government composition.

Semiconductor exposure drove outperformance

The Portfolio outperformed its benchmark and its Morningstar peer group average during the fiscal year. Outperformance in the Portfolio's technology exposure was primarily driven by the positions in Universal Display Corp., Cypress Semiconductor Corp., WNS Holdings, and Micron Technology Inc. Underweight positions in Amazon.com, Inc. and Cisco Systems, Inc. contributed positively to relative returns as well. The Portfolio no longer holds Cypress Semiconductor Corp. or Cisco Systems, Inc., as of Dec. 31, 2019.

Health care is not represented in the benchmark, so the Portfolio's allocation to the sector is an important distinction when comparing performance metrics. In the fiscal year, the Portfolio's health care allocation detracted from relative performance, with outperformance in health care technology offset by underperformance in biotechnology. Within biotechnology, Vertex Pharmaceuticals, Inc. was the greatest positive contributor.

The Portfolio used derivatives over the reporting period, but the usage had no material impact on Portfolio performance.

Portfolio positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many stocks in the information technology space remain relatively well-positioned going forward. We saw a meaningful rebound in fiscal 2019 after the late sell-off in 2018. The Portfolio had approximately 62% of its equity exposure in the information technology sector, as of Dec. 31, 2019. The exposure in information technology is lower year over year due to the creation of the communication services sector, which includes many companies previously in the information technology sector. The Portfolio had approximately 15% of its equity assets in the communication services sector, as of Dec. 31, 2019.

As of the fiscal year end, roughly 14% of the Portfolio's equity assets were in the health care sector. In developing markets, as the standard of living increases, we believe the demand for quality health care should increase. In our view, biotechnology, health care information technology systems and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas. Even with rhetoric around drug pricing, we believe biotechnology and pharmaceutical companies that bring economic value to the market (e.g. fewer hospitalizations and better patient productivity) should see significant returns and appreciating stock prices. We believe the next few years should continue to be constructive for biotechnology company stocks and we have added several names in this area, as we expect significant innovation and economic returns.

The Portfolio's "applied science and technology" holdings span several industries and sectors and make up the remainder of the Portfolio's equity composition. At the end of the fiscal year, the Portfolio's cash position was 2.6% of net assets. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves, or to use as a defensive measure to protect the Portfolio in adverse market conditions.

Seeking opportunities in a volatile market

Going forward, with global trade tensions easing and more dovish monetary policy, we are cautiously optimistic on the broader macroeconomy. Core to this optimism is an expectation of continued progress in the trade war through the balance of 2020. This action is in the long-term best interests of both the U.S. and China and we believe that progress towards negotiations should be supportive of financial markets. Company management teams express varying levels of optimism about economic growth. We also recognize that global economic growth is likely to continue to be questioned as aggressive global monetary easing slows and global trade policy questions linger. With this backdrop, we expect any potential volatility to provide opportunities for positioning in key innovation-led names that fit our process and long-term holding strategy.

For the upcoming fiscal year, we believe growth may be lower than fiscal 2019, though asset prices largely reflect this expectation. That said, we intend to continue to be prudent in balancing growth with valuations, as we believe there are many potential investment opportunities — especially in biotechnology, data and semiconductors — around the world. As we look at the securities of such companies, we are focused on what we believe are good growth prospects and sound capital structures. We believe there will be improvement in capital spending trends, and we are looking for a continuation of an active mergers-and-acquisition environment. As always, we continue to carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research, coupled with the innovation and transformation under way across the globe should continue to provide investment opportunities for the Portfolio.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Because the Portfolio invests more than 25% of its total assets in the science and technology industry, the Portfolio's performance may be more susceptible to a single economic, regulatory or technological occurrence than a fund that does not concentrate its investments in this industry. Securities of companies within specific industries or sectors of the economy may periodically perform differently than the overall market. In addition, the Portfolio's performance may be more volatile than an investment in a portfolio of broad market securities and may underperform the market as a whole, due to the relatively limited number of issuers of science and technology related securities. Investment risks associated with investing in science and technology securities, in addition to other risks, include: operating in rapidly changing fields, abrupt or erratic market movements, limited product lines, markets or financial resources, management that is dependent on a limited number of people, short product cycles, aggressive pricing of products and services, new market entrants and obsolescence of existing technology.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Dividend-paying stocks may fall out of favor with investors and underperform non-dividend paying stocks and the market as a whole. In addition, dividend-paying companies may not pay dividends in the future; such dividends, if declared, may not remain at current levels or increase over time. The amount of any dividend the company may pay may fluctuate significantly. Dividend-paying stocks can decline in value when interest rates rise; this risk may be greater during the current period of historically low interest rates. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Science and Technology.

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.5%
Information Technology	60.4%
Communication Services	14.5%
Health Care	13.3%
Consumer Discretionary	7.2%
Real Estate	1.5%
Industrials	0.4%
Materials	0.2%
Warrants	0.0%
Bonds	0.1%
Corporate Debt Securities	0.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.4%

Country Weightings

North America	80.1%
United States	80.1%
Pacific Basin	11.3%
China	4.6%
India	4.3%
Other Pacific Basin	2.4%
Europe	6.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.4%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Apple, Inc.	United States	Information Technology	Technology Hardware, Storage & Peripherals
Facebook, Inc., Class A	United States	Communication Services	Interactive Media & Services
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Alibaba Group Holding Ltd. ADR	China	Consumer Discretionary	Internet & Direct Marketing Retail
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Aspen Technology, Inc.	United States	Information Technology	Application Software
ACI Worldwide, Inc.	United States	Information Technology	Application Software
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
WNS (Holdings) Ltd. ADR	India	Information Technology	Data Processing & Outsourced Services

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



Ivy VIP Science and Technology (Class II)[1]		$40,344
S&P North American Technology Sector Index		$50,391

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class I	Class II
1-year period ended 12-31-19	49.86%	49.48%
5-year period ended 12-31-19	—	13.04%
10-year period ended 12-31-19	—	14.97%
Since Inception of Class through 12-31-19[3]	21.09%	—

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)4-28-17 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 2.2%		
Electronic Arts, Inc. (A)	57	$ 6,171
Take-Two Interactive Software, Inc. (A)	56	6,832
		13,003
Interactive Media & Services – 11.3%		
Alphabet, Inc., Class A (A)	11	15,135
Alphabet, Inc., Class C (A)	14	18,441
Facebook, Inc., Class A (A)	156	32,027
		65,603
Movies & Entertainment – 1.0%		
Walt Disney Co. (The)	38	5,518
Total Communication Services – 14.5%		**84,124**
Consumer Discretionary		
Internet & Direct Marketing Retail – 7.2%		
Alibaba Group Holding Ltd. ADR (A)	128	27,085
Amazon.com, Inc. (A)	6	10,348
Booking Holdings, Inc. (A)	2	4,582
		42,015
Total Consumer Discretionary – 7.2%		**42,015**
Health Care		
Biotechnology – 9.0%		
CRISPR Therapeutics AG (A)	66	4,050
Evogene Ltd. (A)	137	205
Ionis Pharmaceuticals, Inc. (A)(B)	144	8,697
Moderna, Inc. (A)	116	2,270
Sage Therapeutics, Inc. (A)	31	2,216
Sarepta Therapeutics, Inc. (A)	62	8,001
Vertex Pharmaceuticals, Inc. (A)	123	26,955
		52,394
Health Care Services – 0.6%		
Teladoc Health, Inc. (A)(B)	44	3,709
Health Care Technology – 3.7%		
Cerner Corp.	290	21,262
Total Health Care – 13.3%		**77,365**
Industrials		
Trucking – 0.4%		
Lyft, Inc., Class A (A)	56	2,423
Total Industrials – 0.4%		**2,423**
Information Technology		
Application Software – 11.1%		
ACI Worldwide, Inc. (A)	681	25,818
Aspen Technology, Inc. (A)	221	26,737
NVIDIA Corp.	27	6,260
salesforce.com, Inc. (A)	34	5,558
		64,373

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services – 10.4%		
Euronet Worldwide, Inc. (A)	160	$ 25,213
Fiserv, Inc. (A)	85	9,858
WNS (Holdings) Ltd. ADR (A)	379	25,081
		60,152
Semiconductor Equipment – 3.0%		
ASML Holding N.V., NY Registry Shares	59	17,431
Semiconductors – 17.3%		
Infineon Technologies AG (C)	649	14,513
Microchip Technology, Inc. (B)	83	8,702
Micron Technology, Inc. (A)	532	28,621
QUALCOMM, Inc.	135	11,937
Semtech Corp. (A)	139	7,351
Taiwan Semiconductor Manufacturing Co. Ltd. ADR	120	6,952
Universal Display Corp.	109	22,457
		100,533
Systems Software – 11.2%		
Microsoft Corp.	373	58,824
ServiceNow, Inc. (A)	22	6,106
		64,930
Technology Hardware, Storage & Peripherals – 7.4%		
Apple, Inc.	123	36,002
Samsung Electronics Co. Ltd. (C)	142	6,811
		42,813
Total Information Technology – 60.4%		**350,232**
Materials		
Fertilizers & Agricultural Chemicals – 0.2%		
Marrone Bio Innovations, Inc. (A)	1,116	1,127
Total Materials – 0.2%		**1,127**
Real Estate		
Specialized REITs – 1.5%		
QTS Realty Trust, Inc., Class A	160	8,700
Total Real Estate – 1.5%		**8,700**
TOTAL COMMON STOCKS – 97.5%		**$565,986**
(Cost: $300,862)		
WARRANTS		
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 12-31-20 (D)(E)	230	—*
Marrone Bio Innovations, Inc., expires 8-20-23 (D)(E)	230	—*
		—*
TOTAL WARRANTS – 0.0%		$ —*
(Cost: $—)		

CORPORATE DEBT SECURITIES	Principal	Value
Materials		
Fertilizers & Agricultural Chemicals – 0.1%		
Marrone Bio Innovations, Inc., 8.000%, 8-20-20 (D)	$ 288	$ 293
Total Materials – 0.1%		293
TOTAL CORPORATE DEBT SECURITIES – 0.1%		$ 293
(Cost: $288)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (F) – 2.4%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550%	14,152	14,152
TOTAL SHORT-TERM SECURITIES – 2.4%		$ 14,152
(Cost: $14,152)		
TOTAL INVESTMENT SECURITIES – 100.0%		$ 580,431
(Cost: $315,302)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(8)
NET ASSETS – 100.0%		**$580,423**

SCHEDULE OF INVESTMENTS

SCIENCE AND TECHNOLOGY *(in thousands)*

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $5,497 are on loan.

(C) Listed on an exchange outside the United States.

(D) Restricted securities. At December 31, 2019, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Principal	Cost	Value
Marrone Bio Innovations, Inc., 8.000%, 08-20-20	8-20-15	$288	$288	$293
		Shares		
Marrone Bio Innovations, Inc., expires 12-31-20	2-6-18	230	—	—*
Marrone Bio Innovations, Inc., expires 8-20-23	8-20-15	230	—	—*
			$288	$293

The total value of these securities represented 0.1% of net assets at December 31, 2019.

(E) Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(F) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 84,124	$ —	$—
Consumer Discretionary	42,015	—	—
Health Care	77,365	—	—
Industrials	2,423	—	—
Information Technology	328,908	21,324	—
Materials	1,127	—	—
Real Estate	8,700	—	—
Total Common Stocks	$544,662	$21,324	$—
Warrants	—	—*	—
Corporate Debt Securities	—	293	—
Short-Term Securities	14,152	—	—
Total	$ 558,814	$ 21,617	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

Country Diversification

(as a % of net assets)

United States	80.1%
China	4.6%
India	4.3%
Netherlands	3.0%
Germany	2.5%
Taiwan	1.2%
South Korea	1.2%
Other Countries	0.7%
Other+	2.4%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.



Kenneth G. Gau

Below, Kenneth G. Gau, portfolio manager of Ivy VIP Small Cap Core, discusses positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Gau has managed the Portfolio since 2014, and has 26 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019

Ivy VIP Small Cap Core (Class II shares at net asset value)	24.33%
Benchmark and Morningstar Category	
Russell 2000 Index (Generally reflects the performance of small-company stocks)	25.53%
Morningstar Small Blend Category Average (Generally reflects the performance of the universe of portfolios with similar investment objectives)	23.75%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Key factors

In a vacuum, it was a good year for small cap stocks with the Russell 2000 Index, the Portfolio's benchmark, up 25.5% for the year ended December 31, 2019. Shifts in sentiment related to U.S.-China trade negotiations marked inflection points in the market throughout the year, which ultimately ended on a relative high note as the first phase of a deal was agreed to in principle in December. However, it is also important to keep in context that absent a severe drawdown in the fourth quarter of 2018 that returns would not look so rosy in 2019 as we have yet to recapture the highs the market saw in August of 2018, and more than 100% of the rebound in the index can be attributed to expanding valuations rather than earnings growth.

Also, from peak to trough in 2019, the yield on the 10-year U.S. Treasury note declined by more than 130 basis points, which inverted the yield curve in the process. A yield curve inversion historically has signaled an increased likelihood of an impending recession. While the curve has since recovered to a positive slope, it has been led by a combination of expectations of a bottoming in economic fundamentals (that have yet to clearly be manifested) and a dramatic reversal by the U.S. Federal Reserve (Fed), which cut rates three times and shifted from quantitative tightening to quantitative easing towards the end of 2019.

This move by the Fed was not unique only to the U.S. as many central bankers around the world have pumped liquidity into their markets hoping to arrest decelerating growth trends. How this will all work out going forward remains to be seen, as it is clearly out of the ordinary to see such stimulus when we are at full employment in the U.S. One thing for sure is that low or negative rates globally made equities a relatively attractive asset class, and drove them higher over the course of the year, accelerating into year end.

Contributors and detractors

Despite delivering a positive return, the Portfolio slightly lagged the benchmark for the period ended December 31, 2019. In many ways, the year could be broken down into what occurred before and after September.

Through the beginning of August, the yield on the U.S. 10-year Treasury drifted down, culminating with a marked acceleration downward exiting the month. The Portfolio was positioned well for this type of environment, with stable, defensive business models, which were favored across industries. Our stock selection in information technology, consumer discretionary and communication services helped drive significant outperformance through the end of August, led by PROS Holdings, Inc. and Vonage Holdings Corporation.

September brought about a rapid reversal in the 10-year Treasury, which triggered a sharp rotation in the types of stocks that led the benchmark. The low volatility, low-beta stocks that led the market in the first part of the year gave way to smaller, more cyclical, and in many cases, lower-quality stocks for the remainder of the year, with the stretched valuation gap between the two cohorts correcting to some extent.

This rotation took a toll on the relative performance of the Portfolio, as the significant lead developed versus the benchmark through late summer dwindled to a slight loss by year end, though we still ended up in the top half of the peer group as just 35% of portfolios outpaced the benchmark.

Stock selection became a drag post-August, as both factor-driven underperformance and stock specific issues arose, with the biggest drag coming from Vonage Holdings Corporation (execution, competition) and Grand Canyon Education, Inc. (political concerns.) For the full year, positive relative attribution was generated out of information technology (+2.4%), energy (+1.5%) and consumer discretionary (+1.0%). Conversely, negative relative attribution was based on performance from the financials (-2.9%), materials (-0.7%) and industrials (-0.4%) sectors.

Outlook

Looking forward to 2020, we hold to our view that the business cycle is still in its later stages. When it ends is hard to exactly predict, but we believe managing risk at this point is of great importance. While it might be true that this is a mini cycle that we just experienced (within a broader cycle) and this cycle could be longer than what has been experienced historically because of its lower slope and the size of the last recession, we do not believe that we will see a substantial reacceleration in global growth.

Not only do we believe that China — one of the biggest growth engines over the past decade — will experience moderated growth, we also believe global demographics are a headwind. In addition, interest rates are already very low across the world, leverage is high and considerable stimulus has already been exhausted in the form of major cut in taxes and significant amounts of deregulation.

How this all translates to equity returns remains to be seen, but it would seem logical if growth slows then returns followed suit. Independent of what the market holds, we believe our process of identifying quality, underappreciated companies coupled with thoughtful Portfolio construction will set us up to outperform our peers and benchmark over time.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in small-cap growth and value stocks may carry more risk than investing in stocks of larger, more well-established companies. Growth stocks may be more volatile or not perform as well as value stocks or the stock market in general. Value stocks are stocks of companies that may have experienced adverse developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Portfolio's manager, undervalued. Such security may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the Portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Small Cap Core.

ALL DATA AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.6%
Financials	17.4%
Information Technology	14.5%
Health Care	13.3%
Industrials	12.6%
Consumer Discretionary	11.3%
Consumer Staples	6.5%
Materials	6.3%
Real Estate	6.0%
Energy	4.4%
Utilities	3.2%
Communication Services	3.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.4%

Top 10 Equity Holdings

Company	Sector	Industry
Nomad Foods Ltd.	Consumer Staples	Packaged Foods & Meats
Chemed Corp.	Health Care	Health Care Services
Cardtronics plc, Class A	Information Technology	Data Processing & Outsourced Services
Visteon Corp.	Consumer Discretionary	Auto Parts & Equipment
Encompass Health Corp.	Health Care	Health Care Facilities
Webster Financial Corp.	Financials	Regional Banks
MGIC Investment Corp.	Financials	Thrifts & Mortgage Finance
Cogent Communications Group, Inc.	Communication Services	Alternative Carriers
Switch, Inc., Class A	Information Technology	IT Consulting & Other Services
Magnolia Oil & Gas Corp.	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT SMALL CAP CORE



Ivy VIP Small Cap Core (Class II)[1]	$28,791
Russell 2000 Index	$30,582

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class II
1-year period ended 12-31-19	24.33%
5-year period ended 12-31-19	9.02%
10-year period ended 12-31-19	11.15%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Alternative Carriers – 3.1%		
Cogent Communications Group, Inc.	73	$ 4,823
Vonage Holdings Corp. (A)	145	1,071
		5,894
Total Communication Services – 3.1%		5,894
Consumer Discretionary		
Auto Parts & Equipment – 3.5%		
Visteon Corp. (A)	76	6,579
Casinos & Gaming – 0.6%		
Red Rock Resorts, Inc., Class A	49	1,173
Education Services – 1.4%		
Grand Canyon Education, Inc. (A)	27	2,600
Footwear – 1.4%		
Skechers USA, Inc. (A)	61	2,620
Homebuilding – 0.8%		
TopBuild Corp. (A)	14	1,443
Leisure Products – 3.1%		
Polaris, Inc.	34	3,436
YETI Holdings, Inc. (A)(B)	69	2,392
		5,828
Specialized Consumer Services – 0.5%		
OneSpaWorld Holdings Ltd. (B)	58	985
Total Consumer Discretionary – 11.3%		21,228
Consumer Staples		
Packaged Foods & Meats – 6.5%		
Nomad Foods Ltd. (A)	373	8,346
Sanderson Farms, Inc.	10	1,767
TreeHouse Foods, Inc. (A)	44	2,116
		12,229
Total Consumer Staples – 6.5%		12,229
Energy		
Oil & Gas Exploration & Production – 2.4%		
Magnolia Oil & Gas Corp. (A)	354	4,448
Oil & Gas Refining & Marketing – 0.9%		
PBF Energy, Inc., Class A	54	1,684
Oil & Gas Storage & Transportation – 1.1%		
Scorpio Tankers, Inc.	53	2,103
Total Energy – 4.4%		8,235
Financials		
Consumer Finance – 1.7%		
Encore Capital Group, Inc. (A)	93	3,280

COMMON STOCKS (Continued)	Shares	Value
Financial Exchanges & Data – 1.8%		
Morningstar, Inc.	23	$ 3,486
Multi-Line Insurance – 2.5%		
Assurant, Inc.	14	1,870
Kemper Corp.	36	2,757
		4,627
Property & Casualty Insurance – 2.1%		
Argo Group International Holdings Ltd.	46	3,013
Old Republic International Corp.	41	922
		3,935
Regional Banks – 6.2%		
First Horizon National Corp.	159	2,631
TCF Financial Corp.	65	3,053
Webster Financial Corp.	112	5,982
		11,666
Thrifts & Mortgage Finance – 3.1%		
MGIC Investment Corp.	406	5,754
Total Financials – 17.4%		32,748
Health Care		
Health Care Equipment – 5.1%		
Envista Holdings Corp. (A)	100	2,965
Integer Holdings Corp. (A)	19	1,515
NuVasive, Inc. (A)	32	2,446
Tandem Diabetes Care, Inc. (A)	46	2,757
		9,683
Health Care Facilities – 3.3%		
Encompass Health Corp.	89	6,176
Health Care Services – 4.1%		
Chemed Corp.	18	7,704
Pharmaceuticals – 0.8%		
Intersect ENT, Inc. (A)	59	1,457
Total Health Care – 13.3%		25,020
Industrials		
Building Products – 1.0%		
Trex Co., Inc. (A)	21	1,843
Electrical Components & Equipment – 1.0%		
EnerSys	26	1,939
Environmental & Facilities Services – 1.1%		
Clean Harbors, Inc. (A)	23	1,972
Industrial Machinery – 5.0%		
Crane Co.	43	3,705
Gardner Denver Holdings, Inc. (A)	85	3,104
RBC Bearings, Inc. (A)	17	2,655
		9,464

COMMON STOCKS (Continued)	Shares	Value
Research & Consulting Services – 2.1%		
ICF International, Inc.	44	$ 3,999
Security & Alarm Services – 1.3%		
Brink's Co. (The)	28	2,516
Trucking – 1.1%		
Knight Transportation, Inc.	55	1,980
Total Industrials – 12.6%		23,713
Information Technology		
Application Software – 1.8%		
Q2 Holdings, Inc. (A)	43	3,459
Data Processing & Outsourced Services – 5.1%		
Cardtronics plc, Class A (A)	166	7,405
EVERTEC, Inc.	64	2,190
		9,595
Electronic Equipment & Instruments – 1.2%		
Coherent, Inc. (A)	13	2,239
IT Consulting & Other Services – 2.5%		
Switch, Inc., Class A	313	4,644
Semiconductor Equipment – 2.4%		
Brooks Automation, Inc.	55	2,319
Enphase Energy, Inc. (A)(B)	80	2,083
		4,402
Systems Software – 1.5%		
Varonis Systems, Inc. (A)	37	2,860
Total Information Technology – 14.5%		27,199
Materials		
Aluminum – 1.3%		
Constellium N.V., Class A (A)	181	2,428
Diversified Chemicals – 1.8%		
Huntsman Corp.	143	3,464
Diversified Metals & Mining – 1.5%		
Compass Minerals International, Inc.	46	2,792
Fertilizers & Agricultural Chemicals – 1.7%		
Scotts Miracle-Gro Co. (The)	29	3,116
Total Materials – 6.3%		11,800
Real Estate		
Diversified REITs – 0.6%		
Essential Properties Realty Trust, Inc.	48	1,203
Hotel & Resort REITs – 1.5%		
Ryman Hospitality Properties, Inc.	33	2,854

DECEMBER 31, 2019

COMMON STOCKS (Continued)	Shares	Value
Industrial REITs – 2.1%		
STAG Industrial, Inc.	127	$ 4,012
Retail REITs – 1.8%		
Agree Realty Corp.	47	3,317
Total Real Estate – 6.0%		11,386
Utilities		
Electric Utilities – 1.2%		
ALLETE, Inc.	29	2,366
Gas Utilities – 2.0%		
ONE Gas, Inc.	39	3,685
Total Utilities – 3.2%		6,051
TOTAL COMMON STOCKS – 98.6%		$185,503
(Cost: $168,256)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (D) – 3.9%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 1.550% (C)	4,768	$ 4,768
State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550%	2,480	2,480
		7,248
TOTAL SHORT-TERM SECURITIES – 3.9%		$ 7,248
(Cost: $7,248)		
TOTAL INVESTMENT SECURITIES – 102.5%		$192,751
(Cost: $175,504)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.5)%		(4,735)
NET ASSETS – 100.0%		$188,016

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $4,705 are on loan.

(C) Investment made with cash collateral received from securities on loan.

(D) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$185,503	$—	$—
Short-Term Securities	7,248	—	—
Total	$ 192,751	$—	$—

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Kenneth G. McQuade



Timothy J. Miller



Bradley P. Halverson

Below, Bradley P. Halverson, CFA, Kenneth G. McQuade and Timothy J. Miller, CFA, co-portfolio managers of Ivy VIP Small Cap Growth, discuss positioning, performance and results for the fiscal year ended December 31, 2019. Mr. McQuade has managed the Portfolio since 2006 and has 21 years of investment experience. Mr. Halverson and Mr. Miller assumed co-manager responsibility in 2016 and they have 18 years and 40 years of industry experience, respectively.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019	
Ivy VIP Small Cap Growth (Class II shares at net asset value)	23.37%
Benchmark and Morningstar Category	
Russell 2000 Growth Index (Generally reflects the performance of small-company stocks)	28.48%
Morningstar Small Growth Category Average (Generally reflects the performance of the universe of portfolios with similar investment objectives)	27.68%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Key factors

A strong domestic stock market year across the board for the year ended Dec. 31, 2019 was led by mid- and large-capitalization stocks, but small-cap stocks also delivered healthy returns for the period. For the year, small-cap growth stocks outperformed small-cap value stocks. The profile of performance for the year was divided into three segments driven by macro factors influencing the market.

The first segment was a strong move upward from the beginning of the year until early May. Economic activity remained strong while the U.S. Federal Reserve (Fed) turned dovish allowing interest rates to decline and risk assets to perform well. This momentum was halted in May as the U.S. raised tariffs on $250 billion of Chinese imports, as well as threatening tariffs on Mexico, triggering renewed fear of harmful trade disputes. Issues related to the United Kingdom's pending exit from the European Union also raised concerns about the global economic direction. The result was an initial sharp correction followed by a flattish pattern through the summer.

The final period was another sharp rally from early October through the end of the year. The Fed cut interest rates for the first time in years in reaction to an inverted yield curve, which sparked recession fears. The markets responded favorably as the whole term structure of rates continued to fall and as signs of trade progress were evident.

The second half of the fiscal year was particularly challenging for the small-cap growth segment of the market. Biotechnology stocks were the best performers by a wide margin. The industry accounted for 13% of the Russell 2000 Growth Index, the Portfolio's benchmark, when the index was rebalanced. This group advanced a whopping 32% in the fourth quarter, accounting for one-third of the benchmark's return for that period.

Another headwind for growth stocks was a sharp rotation to lower quality and value stocks during the period. This latter move was in response to the combination of the Fed lowering short-term rates and a China trade agreement, igniting a rally in many depressed cyclical stocks such as machinery, materials and automobiles.

Contributors and detractors

Despite delivering a positive return for the year, the Portfolio lagged the benchmark for the year, with most of the shortfall occurring in the second half of the year. The Portfolio had significant outperformance through June during the market's initial rally. The outperformance during this first half was attributable to the information technology, consumer discretionary, and industrial sectors. Within those sectors, the software stocks were leaders in information technology; housing, internet retail and specialty retail stocks led consumer discretionary; and machinery, aerospace and truckers led the industrial sector. Notable winners included Paycom Software, Inc., Booz Allen Hamilton Holding Corporation, Carvana Group, LLC and JBT Corporation.

The second half of the year proved challenging for the Portfolio, accounting for the underperformance for the year. Two general factors accounted for the shortfall. First, the environment for growth managers during the second half of the year was quite unfavorable, with the index performance being driven by more speculative biotechnology stocks and a rally in low-quality cyclical stocks. These groups do not generally fit our investment process, and are therefore underexposed in the Portfolio. Fortunately, history shows these periods of outperformance from these groups are short-lived, and in the case of the cyclical stocks, tend to do best coming out of a recession, which is not the environment that exists. The second factor was a slate of stock-specific issues that led to outsized negative reactions from the market given the prevailing sentiment against growth stocks. Among these were shortfalls from CareDx, Inc., Merit Medical Systems, Inc., Pluralsight, Inc. and Grand Canyon Education, Inc.

Information technology was a notable contributor to performance during 2019. The Portfolio was overweight the sector, which outperformed the benchmark, and stock selection exceeded the sector performance. Software was a key contributor, with cloud adoption and automation driving companies globally to enable workforces to become increasingly mobile while making their operations more efficient. Paycom Software, Inc., Proofpoint, Inc., Globant SA and Five9, Inc. positively contributed during the year, delivering consistent results. Conversely, detractors Pluralsight, Inc. and New Relic, Inc. had sales force execution challenges, which modestly offset the overall positive contribution.

Also within the sector, the IT services segment was an area of strength as both Booz Allen Hamilton Holding Corporation and Interxion Holding N.V. both delivered strong performance. Despite healthy contributions from semiconductors stock Monolithic Power Systems, Inc., the Portfolio lagged the industry due to an underweight position in the space. We remain overweight in the information technology sector and continue to focus on identifying companies attached to strong secular trends that can deliver multi-year outperformance.

Within the health care sector, the Portfolio underperformed the benchmark for the year due primarily to the previously noted performance within the biotechnology segment. This industry produced a 44% annual return, which was the best performing segment within the health care sector, and one of the best segments anywhere. We consistently underweight biotechnology given the more binary risk profile usually centered around clinical data or drug approval for typically single-product companies. In addition, their usual unprofitability and lack of operational history also does not fit our investment process.

We attempt to find similar growth in other health care industries, such as medical equipment and health care technology. These segments did not perform anywhere close to biotechnology for the year, which created a weighting issue. Certain holdings within the medical equipment and health care technology segments exhibited poor execution, including Inogen, Inc., Merit Medical Systems, Inc. and Evolent Health, Inc., further setting the Portfolio back from the biotechnology returns.

"Medicare-for-all" spurred concerns periodically throughout the year and will likely do the same in 2020 as the presidential election nears. However, the pressures on drug pricing will probably maintain greater fundamental risks for health care stocks. We believe we are less exposed to drug pricing risk due to our investment process, but all health care can be subject to the rhetoric of regulation changes. Meanwhile, most Americans still have access to health care insurance so we think that the percentage of insured patients should remain stable while any significant regulation enactment should be nonexistent until after the November election.

We think that this stable environment should result in slow but steady health care growth, possibly in the lower single-digits, slightly higher than gross domestic product (GDP) growth. Health care's minimal exposure to cyclical slowdown and trade war risks make the sector more appealing if macro concerns escalate. Insurers are also accelerating the shift to more cost-effective settings and procedures, such as ambulatory, in-office and home-based treatments. We continue to gravitate to novel products and services that facilitate the trend away from costly hospitals.

We finished the year in line with industrials. The Portfolio benefitted from the continued economic growth, housing related strengths and a strong aerospace cycle. Factors detracting from performance include the pressures of trade wars and the tight labor market. With an economy still buoyed by low interest rates, low taxes and strong business sentiment, manufacturing is expected to continue to grow, especially if trade relationships improve. We remain invested in multiple specialty industrial segments anticipated to have greater growth than GDP with overweight exposure to aerospace and defense, building supplies and transportation.

Outlook

The macro headwinds faced in the second half of the year should ease as we move through 2020. Small cap stocks in general should benefit from better earnings growth. Interest rate declines are likely behind us at this point, but they are not expected to rise significantly in 2020, a scenario that is beneficial for growth stocks.

The 2020 elections undoubtedly will generate some volatility for the market and certain sectors, but ultimately it is the companies that deliver or exceed expectations that will prevail. Our focus remains on identifying the companies best positioned to capitalize on large market opportunities for sustained multi-year growth.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger more well-established companies. Prices of growth stocks may be more sensitive to changes in current and expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The Portfolio may invest in Initial Public Offerings (IPOs), which can have a significant positive impact on the Portfolio's performance that may not be replicated in the future. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the Portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Small Cap Growth.

Asset Allocation

Stocks	95.3%
Information Technology	25.7%
Health Care	22.6%
Industrials	19.2%
Consumer Discretionary	13.9%
Financials	6.4%
Communication Services	2.7%
Consumer Staples	2.7%
Energy	1.7%
Real Estate	0.4%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	4.7%

Top 10 Equity Holdings

Company	Sector	Industry
Teladoc Health, Inc.	Health Care	Health Care Services
Nexstar Broadcasting Group, Inc.	Communication Services	Broadcasting
Five9, Inc.	Information Technology	Application Software
Mercury Computer Systems, Inc.	Industrials	Aerospace & Defense
Insulet Corp.	Health Care	Health Care Equipment
InterXion Holding N.V.	Information Technology	IT Consulting & Other Services
Clean Harbors, Inc.	Industrials	Environmental & Facilities Services
Grand Canyon Education, Inc.	Consumer Discretionary	Education Services
Tactile Systems Technology, Inc.	Health Care	Health Care Equipment
Woodward, Inc.	Industrials	Industrial Machinery

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



		$26,942
Ivy VIP Small Cap Growth (Class II)[1]		$26,942
Russell 2000 Growth Index		$33,965

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class I	Class II
1-year period ended 12-31-19	23.68%	23.37%
5-year period ended 12-31-19	—	8.84%
10-year period ended 12-31-19	—	10.42%
Since Inception of Class through 12-31-19[3]	7.31%	—

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)11-5-18 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS SMALL CAP GROWTH *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Broadcasting – 2.7%		
Gray Television, Inc. (A)	52	$ 1,109
Nexstar Broadcasting Group, Inc.	81	9,505
		10,614
Total Communication Services – 2.7%		10,614
Consumer Discretionary		
Apparel Retail – 0.6%		
Boot Barn Holdings, Inc. (A)	50	2,239
Auto Parts & Equipment – 0.9%		
Fox Factory Holding Corp. (A)	52	3,622
Casinos & Gaming – 1.6%		
Churchill Downs, Inc.	32	4,403
PlayAGS, Inc. (A)	150	1,822
		6,225
Distributors – 1.0%		
Pool Corp.	19	3,957
Education Services – 1.8%		
Grand Canyon Education, Inc. (A)	74	7,073
General Merchandise Stores – 0.5%		
Ollie's Bargain Outlet Holdings, Inc. (A)	32	2,079
Homebuilding – 2.4%		
Installed Building Products, Inc. (A)	94	6,495
TopBuild Corp. (A)	28	2,887
		9,382
Hotels, Resorts & Cruise Lines – 1.2%		
Hilton Grand Vacations, Inc. (A)	130	4,461
Leisure Facilities – 1.5%		
SeaWorld Entertainment, Inc. (A)	182	5,784
Leisure Products – 0.7%		
Malibu Boats, Inc., Class A (A)	70	2,880
Restaurants – 1.7%		
Wingstop, Inc.	76	6,570
Total Consumer Discretionary – 13.9%		54,272
Consumer Staples		
Packaged Foods & Meats – 2.7%		
J&J Snack Foods Corp.	28	5,098
Nomad Foods Ltd. (A)	239	5,336
		10,434
Total Consumer Staples – 2.7%		10,434

COMMON STOCKS (Continued)	Shares	Value
Energy		
Oil & Gas Equipment & Services – 0.9%		
Cactus, Inc., Class A	56	$ 1,909
Dril-Quip, Inc. (A)	36	1,679
		3,588
Oil & Gas Exploration & Production – 0.8%		
Matador Resources Co. (A)	166	2,985
Total Energy – 1.7%		6,573
Financials		
Asset Management & Custody Banks – 0.7%		
Hamilton Lane, Inc., Class A	47	2,796
Insurance Brokers – 1.2%		
eHealth, Inc. (A)	49	4,700
Investment Banking & Brokerage – 2.2%		
Houlihan Lokey, Inc.	36	1,759
LPL Investment Holdings, Inc.	74	6,861
		8,620
Regional Banks – 1.2%		
Seacoast Banking Corp. of Florida (A)	146	4,457
Thrifts & Mortgage Finance – 1.1%		
Essent Group Ltd.	80	4,165
Total Financials – 6.4%		24,738
Health Care		
Biotechnology – 1.3%		
Vericel Corp. (A)	300	5,220
Health Care Distributors – 1.3%		
PetIQ, Inc. (A)	203	5,075
Health Care Equipment – 6.9%		
Insulet Corp. (A)	46	7,915
iRhythm Technologies, Inc. (A)	30	2,047
NovoCure Ltd. (A)	33	2,764
Penumbra, Inc. (A)	30	4,856
Tactile Systems Technology, Inc. (A)	104	7,042
Veracyte, Inc. (A)	76	2,123
		26,747
Health Care Services – 6.3%		
AMN Healthcare Services, Inc. (A)	91	5,686
LHC Group, Inc. (A)	43	5,867
Teladoc Health, Inc. (A)(B)	156	13,102
		24,655
Health Care Supplies – 1.2%		
STAAR Surgical Co. (A)	133	4,688

COMMON STOCKS (Continued)	Shares	Value
Health Care Technology – 4.3%		
CareDx, Inc. (A)	312	$ 6,721
HMS Holdings Corp. (A)	165	4,890
Omnicell, Inc. (A)	61	4,954
		16,565
Managed Health Care – 1.3%		
HealthEquity, Inc. (A)	66	4,886
Total Health Care – 22.6%		87,836
Industrials		
Aerospace & Defense – 2.1%		
Mercury Computer Systems, Inc. (A)	122	8,413
Air Freight & Logistics – 1.4%		
Air Transport Services Group, Inc. (A)	230	5,386
Building Products – 1.3%		
PGT Innovations, Inc. (A)	198	2,951
Trex Co., Inc. (A)	23	2,071
		5,022
Electrical Components & Equipment – 1.3%		
EnerSys	67	4,993
Environmental & Facilities Services – 1.9%		
Clean Harbors, Inc. (A)	85	7,303
Industrial Machinery – 7.6%		
Crane Co.	55	4,792
John Bean Technologies Corp.	62	6,979
RBC Bearings, Inc. (A)	29	4,570
Timken Co. (The)	110	6,177
Woodward, Inc.	59	7,005
		29,523
Security & Alarm Services – 1.8%		
Brink's Co. (The)	77	6,956
Trading Companies & Distributors – 0.5%		
GMS, Inc. (A)	77	2,094
Trucking – 1.3%		
Knight Transportation, Inc.	143	5,140
Total Industrials – 19.2%		74,830
Information Technology		
Application Software – 12.2%		
Envestnet, Inc. (A)	73	5,054
Five9, Inc. (A)	130	8,551
Globant S.A. (A)	54	5,688
HubSpot, Inc. (A)	25	4,024
Mimecast Ltd. (A)	159	6,919
Paycom Software, Inc. (A)	13	3,450
Pluralsight, Inc., Class A (A)	197	3,383

SCHEDULE OF INVESTMENTS SMALL CAP GROWTH *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS (Continued)	Shares	Value
Application Software (Continued)		
Q2 Holdings, Inc. (A)	83	$ 6,706
Smartsheet, Inc., Class A (A)	82	3,695
		47,470
Communications Equipment – 1.1%		
Viavi Solutions, Inc. (A)	273	4,097
Data Processing & Outsourced Services – 1.0%		
EVO Payments, Inc., Class A (A)	155	4,091
Electronic Equipment & Instruments – 1.2%		
Coherent, Inc. (A)	28	4,687
Internet Services & Infrastructure – 1.2%		
8x8, Inc. (A)	245	4,486
IT Consulting & Other Services – 3.1%		
Booz Allen Hamilton Holding Corp.	65	4,605
InterXion Holding N.V. (A)	90	7,580
		12,185
Semiconductor Equipment – 0.8%		
Enphase Energy, Inc. (A)(B)	122	3,185
Semiconductors – 1.7%		
Monolithic Power Systems, Inc.	37	6,658
Systems Software – 3.4%		
Proofpoint, Inc. (A)	61	6,978
Varonis Systems, Inc. (A)	80	6,195
		13,173
Total Information Technology – 25.7%		100,032
Real Estate		
Health Care REITs – 0.4%		
Community Healthcare Trust, Inc.	34	1,449
Total Real Estate – 0.4%		1,449
TOTAL COMMON STOCKS – 95.3%		$370,778
(Cost: $282,748)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (D) – 4.9%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 1.550% (C)	1,607	$ 1,607
State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550%	17,391	17,391
		18,998
TOTAL SHORT-TERM SECURITIES – 4.9%		$18,998
(Cost: $18,998)		
TOTAL INVESTMENT SECURITIES – 100.2%		$389,776
(Cost: $301,746)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(833)
NET ASSETS – 100.0%		$388,943

DECEMBER 31, 2019

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $13,293 are on loan.

(C)Investment made with cash collateral received from securities on loan.

(D)Rate shown is the annualized 7-day yield at December 31, 2019.

The following total return swap agreements were outstanding at December 31, 2019:

Underlying Security	Long/Short	Counterparty	Maturity Date	Notional Amount	Financing Fee[(1)(2)]	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation
Biotech Custom Index	Long	Goldman Sachs International	07/02/2020	$11,066	1-Month LIBOR plus 2.5 bps	$609	$—	$609

(1)The Portfolio pays the financing fee multiplied by the notional amount if long on the swap agreement. If the Portfolio is short on the swap agreement, the Portfolio receives the financing fee multiplied by the notional amount.

(2)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. If the Portfolio is long on the swap agreement, the Portfolio would receive payments on any net positive total return, and would owe payments in the event of a negative total return. If the Portfolio is short on the swap agreement, the Portfolio would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following table represents security positions within the total return basket swap as of December 31, 2019:

Reference Entity	Shares	Notional Amount	Value	% of Value
Global Blood Therapeutics, Inc.	—*	$662	$ 36	6.0%
Arrowhead Pharmaceuticals, Inc.	—*	472	26	4.2
ACADIA Pharmaceuticals, Inc.	—*	364	20	3.3
Repligen Corp.	—*	355	20	3.2
Blueprint Medicines Corp.	—*	316	17	2.9
Immunomedics, Inc.	1	273	15	2.5
Mirati Therapeutics, Inc.	—*	262	14	2.4
MyoKardia, Inc.	—*	258	14	2.3
Iovance Biotherapeutics, Inc.	1	257	14	2.3
Intercept Pharmaceuticals, Inc.	—*	245	14	2.2
FibroGen, Inc.	—*	242	13	2.2
PTC Therapeutics, Inc.	—*	222	12	2.0
Audentes Therapeutics, Inc.	—*	209	12	1.9
Halozyme Therapeutics, Inc.	1	205	11	1.9
Emergent BioSolutions, Inc.	—*	201	11	1.8
Axsome Therapeutics, Inc.	—*	197	11	1.8
Ultragenyx Pharmaceutical, Inc.	—*	188	10	1.7
Amicus Therapeutics, Inc.	1	181	10	1.6
Zogenix, Inc.	—*	180	10	1.6
Ironwood Pharmaceuticals, Inc.	1	163	9	1.5
Medicines Co. (The)	—*	160	9	1.4
Acceleron Pharma, Inc.	—*	157	9	1.4
Momenta Pharmaceuticals, Inc.	—*	$ 157	$ 9	1.4%
Natera, Inc.	—*	151	8	1.4
Insmed, Inc.	—*	150	8	1.4
Biohaven Pharmaceutical Holding Co. Ltd.	—*	148	8	1.3
Pacira BioSciences, Inc.	—*	148	8	1.3
ArQule, Inc.	—*	147	8	1.3
Arena Pharmaceuticals, Inc.	—*	147	8	1.3
Heron Therapeutics, Inc.	—*	139	8	1.3
Reata Pharmaceuticals, Inc.	—*	139	8	1.3
Allakos, Inc.	—*	132	7	1.2
Portola Pharmaceuticals, Inc.	—*	128	7	1.2
Xencor, Inc.	—*	126	7	1.1
Esperion Therapeutics, Inc.	—*	120	7	1.1
Editas Medicine, Inc.	—*	120	7	1.1
Apellis Pharmaceuticals, Inc.	—*	119	7	1.1
Aimmune Therapeutics, Inc.	—*	119	7	1.1
Ra Pharmaceuticals, Inc.	—*	117	6	1.1
Epizyme, Inc.	—*	114	6	1.0
Invitae Corp.	—*	113	6	1.0
REGENXBIO, Inc.	—*	110	6	1.0
Veracyte, Inc.	—*	107	6	1.0
Corcept Therapeutics, Inc.	—*	96	5	0.9
Supernus Pharmaceuticals, Inc.	—*	94	5	0.9
Theravance Biopharma, Inc.	—*	92	5	0.8
Dicerna Pharmaceuticals, Inc.	—*	$ 92	$ 5	0.8%
Exact Sciences Corp.	—*	91	5	0.8
Enanta Pharmaceuticals, Inc.	—*	86	5	0.8
Aerie Pharmaceuticals, Inc.	—*	83	5	0.8
Fate Therapeutics, Inc.	—*	82	5	0.7
Allogene Therapeutics, Inc.	—*	82	4	0.7
Athenex, Inc.	—*	74	4	0.7
Innoviva, Inc.	—*	73	4	0.7
Radius Health, Inc.	—*	73	4	0.7
Vanda Pharmaceuticals, Inc.	—*	69	4	0.6
NanoString Technologies, Inc.	—*	69	4	0.6
Codexis, Inc.	—*	67	4	0.6
Denali Therapeutics, Inc.	—*	67	4	0.6
Tricida, Inc.	—*	66	4	0.6
TG Therapeutics, Inc.	—*	63	3	0.6
Vericel Corp.	—*	62	3	0.6
ZIOPHARM Oncology, Inc.	1	61	3	0.6
Atara Biotherapeutics, Inc.	—*	59	3	0.5
Madrigal Pharmaceuticals, Inc.	—*	57	3	0.5
Amphastar Pharmaceuticals, Inc.	—*	56	3	0.5
Sangamo Therapeutics, Inc.	—*	54	3	0.5
Heska Corp.	—*	54	3	0.5
Pacific Biosciences of California, Inc.	1	54	3	0.5

DECEMBER 31, 2019

Reference Entity	Shares	Notional Amount	Value	% of Value	Reference Entity	Shares	Notional Amount	Value	% of Value	Reference Entity	Shares	Notional Amount	Value	% of Value
Omeros Corp.	—*	$ 53	$ 3	0.5%	Phibro Animal Health Corp.	—*	$ 39	$ 2	0.3%	Stemline Therapeutics, Inc.	—*	$ 34	$ 2	0.3%
UroGen Pharma Ltd.	—*	51	3	0.5	Cara Therapeutics, Inc.	—*	39	2	0.3	Spectrum Pharmaceuticals, Inc.	—*	30	2	0.3
Adverum Biotechnologies, Inc.	—*	49	3	0.4	PetIQ, Inc.	—*	38	2	0.3	AnaptysBio, Inc.	—*	27	1	0.2
Retrophin, Inc.	—*	46	3	0.4	Accelerate Diagnostics, Inc.	—*	37	2	0.3	Voyager Therapeutics, Inc.	—*	27	1	0.2
ANI Pharmaceuticals, Inc.	—*	46	3	0.4	Amneal Pharmaceuticals, Inc.	—*	36	2	0.3				$609	
G1 Therapeutics, Inc.	—*	43	2	0.4	Twist Bioscience Corp.	—*	35	2	0.3					
Clovis Oncology, Inc.	—*	40	2	0.4										

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$370,778	$ —	$—
Short-Term Securities	18,998	—	—
Total	$389,776	$ —	$—
Total Return Swaps	$ —	$609	$—

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2019

(In thousands, except per share amounts)	Asset Strategy[(1)]	Balanced	Energy	Growth	High Income	International Core Equity	Mid Cap Growth
ASSETS							
Investments in unaffiliated securities at value+^	$725,988	$340,215	$41,309	$790,722	$875,482	$697,012	$547,407
Investments in affiliated securities at value+	—	—	—	—	949	—	—
Bullion at value+	44,344	—	—	—	—	—	—
Investments at Value	770,332	340,215	41,309	790,722	876,431	697,012	547,407
Cash	291	—	—	—	1,776	—	—
Cash denominated in foreign currencies at value+	—	—	—	—	—	2,024	—
Investment securities sold receivable	23	—	—	—	93	442	691
Dividends and interest receivable	3,026	982	28	525	11,883	2,240	119
Capital shares sold receivable	262	4	360	89	340	22	506
Receivable from affiliates	—	—	—	—	—	—	116
Receivable from securities lending income — net	1	1	—*	14	7	5	1
Prepaid and other assets	9	4	—*	6	11	5	3
Total Assets	773,944	341,206	41,697	791,356	890,541	701,750	548,843
LIABILITIES							
Cash collateral on securities loaned at value	616	—	—	—	2,193	76	—
Investment securities purchased payable	58	—	—	—	2,055	1,256	961
Capital shares redeemed payable	452	256	27	328	293	368	250
Independent Trustees and Chief Compliance Officer fees payable	163	92	9	287	85	83	37
Distribution and service fees payable	5	2	—*	6	6	5	2
Shareholder servicing payable	1	1	—*	1	1	1	1
Investment management fee payable	15	7	1	15	15	16	13
Accounting services fee payable	17	8	2	17	18	14	12
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	—	833	—
Other liabilities	9	1	1	2	2	21	1
Total Liabilities	1,336	367	40	656	4,668	2,673	1,277
Commitments and Contingencies (See Note 2 and Note 13)							
Total Net Assets	$772,608	$340,839	$41,657	$790,700	$885,873	$699,077	$547,566
NET ASSETS							
Capital paid in (shares authorized — unlimited)	$702,160	$274,562	$92,530	$432,335	$942,590	$691,083	$363,983
Accumulated earnings gain (loss)	70,448	66,277	(50,873)	358,365	(56,717)	7,994	183,583
Total Net Assets	$772,608	$340,839	$41,657	$790,700	$885,873	$699,077	$547,566
CAPITAL SHARES OUTSTANDING:							
Class I	35	N/A	47	N/A	7,827	N/A	18,254
Class II	81,292	41,463	10,368	69,810	247,531	44,662	24,794
NET ASSET VALUE PER SHARE:							
Class I	$ 9.50	N/A	$ 4.02	N/A	$ 3.48	N/A	$ 12.77
Class II	$ 9.50	$ 8.22	$ 4.00	$ 11.33	$ 3.47	$ 15.65	$ 12.69
+COST							
Investments in unaffiliated securities at cost	$662,306	$295,502	$ 54,184	$544,500	$ 916,579	$702,524	$402,874
Investments in affiliated securities at cost	—	—	—	—	1,090	—	—
Bullion at cost	36,084	—	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	—	—	—	—	2,021	—
^Securities loaned at value	5,144	602	—	—	1,918	72	3,229

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2019

(In thousands, except per share amounts)	Natural Resources	Science and Technology	Small Cap Core	Small Cap Growth
ASSETS				
Investments in unaffiliated securities at value+^	$ 90,882	$ 580,431	$ 192,751	$ 389,776
Investments at Value	90,882	580,431	192,751	389,776
Cash denominated in foreign currencies at value+	—*	—	—	—
Restricted cash	610	—	—	—
Investment securities sold receivable	504	144	193	686
Dividends and interest receivable	60	290	138	78
Capital shares sold receivable	38	228	141	61
Receivable from affiliates	—	—	—	38
Swap agreements, at value	—	—	—	609
Receivable from securities lending income — net	—*	1	14	3
Prepaid and other assets	1	6	2	4
Total Assets	92,095	581,100	193,239	391,255
LIABILITIES				
Cash collateral on securities loaned at value	2,806	—	4,768	1,607
Investment securities purchased payable	654	—	378	224
Capital shares redeemed payable	101	548	31	333
Independent Trustees and Chief Compliance Officer fees payable	18	96	33	125
Distribution and service fees payable	1	4	1	2
Shareholder servicing payable	—*	1	—*	1
Investment management fee payable	2	14	4	9
Accounting services fee payable	4	13	6	10
Unrealized depreciation on forward foreign currency contracts	901	—	—	—
Other liabilities	—*	1	2	1
Total Liabilities	4,487	677	5,223	2,312
Commitments and Contingencies (See Note 2 and Note 13)				
Total Net Assets	$ 87,608	$580,423	$188,016	$388,943
NET ASSETS				
Capital paid in (shares authorized — unlimited)	$ 148,100	$ 293,113	$ 162,201	$ 301,428
Accumulated earnings gain (loss)	(60,492)	287,310	25,815	87,515
Total Net Assets	$ 87,608	$580,423	$188,016	$388,943
CAPITAL SHARES OUTSTANDING:				
Class I	N/A	32	N/A	6,547
Class II	22,797	19,435	13,710	37,757
NET ASSET VALUE PER SHARE:				
Class I	N/A	$ 29.94	N/A	$ 8.80
Class II	$ 3.84	$ 29.82	$ 13.71	$ 8.77
+COST				
Investments in unaffiliated securities at cost	$100,453	$ 315,302	$ 175,504	$ 301,746
Cash denominated in foreign currencies at cost	—*	—	—	—
^Securities loaned at value	2,719	5,497	4,705	13,293

Not shown due to rounding.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

(In thousands)	Asset Strategy[1]	Balanced	Energy	Growth	High Income	International Core Equity	Mid Cap Growth
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 10,905	$ 4,246	$ 690	$ 7,010	$ 1,945	$ 22,670	$ 3,019
Foreign dividend withholding tax	(879)	(10)	(10)	(14)	—	(2,002)	—
Interest and amortization from unaffiliated securities	12,711	3,627	28	138	64,410	1,025	201
Interest and amortization from affiliated securities	—	—	—	—	77	—	—
Securities lending income — net	104	13	5	21	138	199	20
Total Investment Income	22,841	7,876	713	7,155	66,570	21,892	3,240
EXPENSES							
Investment management fee	5,392	2,304	354	5,295	5,461	6,016	4,248
Distribution and service fees:							
Class II	1,925	823	104	1,891	2,114	1,769	714
Shareholder servicing:							
Class I	—*	N/A	—*	N/A	1	N/A	2
Class II	30	11	4	22	26	19	15
Custodian fees	54	8	4	14	17	87	11
Independent Trustees and Chief Compliance Officer fees	51	25	3	60	53	43	27
Accounting services fee	200	96	28	192	214	167	135
Professional fees	75	33	26	35	60	52	30
Commitment and interest expense for borrowing	—	—	—	—	41	—	—
Other	133	21	13	38	66	60	34
Total Expenses	7,860	3,321	536	7,547	8,053	8,213	5,216
Less:							
Expenses in excess of limit	—*	—	—	—	—	—	(260)
Total Net Expenses	7,860	3,321	536	7,547	8,053	8,213	4,956
Net Investment Income (Loss)	14,981	4,555	177	(392)	58,517	13,679	(1,716)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	32,220	17,335	(7,223)	112,843	(1,822)	326	41,326
Investments in affiliated securities	—	—	—	—	1	—	—
Written options	—	—	—	—	—	—	(88)
Swap agreements	569	—	—	—	—	201	—
Forward foreign currency contracts	—	—	—	—	55	225	—
Foreign currency exchange transactions	(180)	—	—	—	—*	(107)	(3)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	104,123	43,391	8,632	118,696	36,468	105,851	114,679
Investments in affiliated securities	—	—	—	—	(47)	—	—
Swap agreements	—	—	—	—	—	(46)	—
Forward foreign currency contracts	—	—	—	—	(14)	(485)	—
Foreign currency exchange transactions	33	—	—	—	—*	30	—*
Net Realized and Unrealized Gain	136,765	60,726	1,409	231,539	34,641	105,995	155,914
Net Increase in Net Assets Resulting from Operations	$ 151,746	$ 65,281	$ 1,586	$ 231,147	$ 93,158	$ 119,674	$154,198

*Not shown due to rounding.

[1]Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED DECEMBER 31, 2019

(In thousands)	Natural Resources	Science and Technology	Small Cap Core	Small Cap Growth
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 2,767	$ 2,914	$ 1,975	$ 711
Foreign dividend withholding tax	(55)	(73)	(1)	—
Interest and amortization from unaffiliated securities	56	362	191	394
Securities lending income — net	8	318	27	60
Total Investment Income	2,776	3,521	2,192	1,165
EXPENSES				
Investment management fee	756	4,441	1,649	3,301
Distribution and service fees:				
Class II	223	1,305	485	830
Shareholder servicing:				
Class I	N/A	—*	N/A	—*
Class II	7	18	7	14
Custodian fees	5	8	16	6
Independent Trustees and Chief Compliance Officer fees	7	32	13	29
Accounting services fee	43	141	70	124
Professional fees	33	35	29	31
Other	26	48	12	49
Total Expenses	1,100	6,028	2,281	4,384
Less:				
Expenses in excess of limit	—	—	—	(92)
Total Net Expenses	1,100	6,028	2,281	4,292
Net Investment Income (Loss)	1,676	(2,507)	(89)	(3,127)
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	(9,898)	77,233	9,077	22,223
Written options	—	(2,276)	—	—
Swap agreements	—	—	(1)	1,265
Forward foreign currency contracts	1,442	—	—	—
Foreign currency exchange transactions	10	(24)	—	—
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	16,492	130,323	32,388	58,289
Swap agreements	—	—	—	1,921
Forward foreign currency contracts	(1,327)	—	—	—
Foreign currency exchange transactions	—*	—*	—	—
Net Realized and Unrealized Gain	6,719	205,256	41,464	83,698
Net Increase in Net Assets Resulting from Operations	$ 8,395	$202,749	$ 41,375	$ 80,571

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Asset Strategy[1] Year ended 12-31-19	Asset Strategy[1] Year ended 12-31-18	Balanced Year ended 12-31-19	Balanced Year ended 12-31-18	Energy Year ended 12-31-19	Energy Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 14,981	$ 14,508	$ 4,555	$ 5,385	$ 177	$ (601)
Net realized gain (loss) on investments	32,609	83,992	17,335	26,007	(7,223)	6,108
Net change in unrealized appreciation (depreciation)	104,156	(139,114)	43,391	(40,922)	8,632	(28,418)
Net Increase (Decrease) in Net Assets Resulting from Operations	151,746	(40,614)	65,281	(9,530)	1,586	(22,911)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class I	(20)	(18)	N/A	N/A	—	—
Class II	(45,846)	(49,202)	(31,681)	(10,863)	—	—
Total Distributions to Shareholders	(45,866)	(49,220)	(31,681)	(10,863)	—	—
Capital Share Transactions	(86,614)	(92,730)	(3,079)	(31,749)	873	(106,411)
Net Increase (Decrease) in Net Assets	19,266	(182,564)	30,521	(52,142)	2,459	(129,322)
Net Assets, Beginning of Period	753,342	935,906	310,318	362,460	39,198	168,520
Net Assets, End of Period	$772,608	$753,342	$340,839	$310,318	$41,657	$39,198

(In thousands)	Growth Year ended 12-31-19	Growth Year ended 12-31-18	High Income Year ended 12-31-19	High Income Year ended 12-31-18	International Core Equity Year ended 12-31-19	International Core Equity Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (392)	$ (200)	$ 58,517	$ 57,825	$ 13,679	$ 13,342
Net realized gain (loss) on investments	112,843	187,073	(1,766)	(24,107)	645	58,736
Net change in unrealized appreciation (depreciation)	118,696	(147,341)	36,407	(51,073)	105,350	(216,635)
Net Increase (Decrease) in Net Assets Resulting from Operations	231,147	39,532	93,158	(17,355)	119,674	(144,557)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class I	N/A	N/A	(3,156)	(3,506)	N/A	N/A
Class II	(186,937)	(99,828)	(55,287)	(56,012)	(70,370)	(32,980)
Total Distributions to Shareholders	(186,937)	(99,828)	(58,443)	(59,518)	(70,370)	(32,980)
Capital Share Transactions	77,299	(153,936)	4,104	(19,488)	(26,103)	18,832
Net Increase (Decrease) in Net Assets	121,509	(214,232)	38,819	(96,361)	23,201	(158,705)
Net Assets, Beginning of Period	669,191	883,423	847,054	943,415	675,876	834,581
Net Assets, End of Period	$790,700	$669,191	$885,873	$847,054	$699,077	$675,876

(1)Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Mid Cap Growth		Natural Resources		Science and Technology	
	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (1,716)	$ (2,364)	$ 1,676	$ 837	$ (2,507)	$ (2,425)
Net realized gain (loss) on investments	41,235	158,437	(8,446)	2,092	74,933	136,933
Net change in unrealized appreciation (depreciation)	114,679	(136,340)	15,165	(30,405)	130,323	(144,970)
Net Increase (Decrease) in Net Assets Resulting from Operations	154,198	19,733	8,395	(27,476)	202,749	(10,462)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class I	(35,378)	(6,483)	N/A	N/A	(80)	(85)
Class II	(46,820)	(23,180)	(870)	(351)	(49,737)	(65,600)
Total Distributions to Shareholders	(82,198)	(29,663)	(870)	(351)	(49,817)	(65,685)
Capital Share Transactions	61,552	(291,936)	(8,357)	(15,129)	(2,175)	(138,951)
Net Increase (Decrease) in Net Assets	133,552	(301,866)	(832)	(42,956)	150,757	(215,098)
Net Assets, Beginning of Period	414,014	715,880	88,440	131,396	429,666	644,764
Net Assets, End of Period	$547,566	$ 414,014	$ 87,608	$ 88,440	$580,423	$429,666

(In thousands)	Small Cap Core		Small Cap Growth	
	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (89)	$ (857)	$ (3,127)	$ (1,836)
Net realized gain on investments	9,076	37,591	23,488	67,357
Net change in unrealized appreciation (depreciation)	32,388	(48,670)	60,210	(77,892)
Net Increase (Decrease) in Net Assets Resulting from Operations	41,375	(11,936)	80,571	(12,371)
Distributions to Shareholders From:				
Accumulated earnings:				
(combined net investment income and net realized gains)				
Class I	N/A	N/A	(4,305)	—
Class II	(36,690)	(56,235)	(24,945)	(117,993)
Total Distributions to Shareholders	(36,690)	(56,235)	(29,250)	(117,993)
Capital Share Transactions	7,974	(72,013)	(14,405)	105,572
Net Increase (Decrease) in Net Assets	12,659	(140,184)	36,916	(24,792)
Net Assets, Beginning of Period	175,357	315,541	352,027	376,819
Net Assets, End of Period	$ 188,016	$ 175,357	$388,943	$352,027

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Asset Strategy							
Class I Shares							
Year ended 12-31-2019	$ 8.29	$ 0.20	$ 1.63	$ 1.83	$(0.23)	$(0.39)	$(0.62)
Year ended 12-31-2018	9.37	0.18	(0.67)	(0.49)	(0.20)	(0.39)	(0.59)
Year ended 12-31-2017[4]	8.57	0.08	0.88	0.96	(0.16)	—	(0.16)
Class II Shares							
Year ended 12-31-2019	8.29	0.18	1.62	1.80	(0.20)	(0.39)	(0.59)
Year ended 12-31-2018	9.37	0.16	(0.67)	(0.51)	(0.18)	(0.39)	(0.57)
Year ended 12-31-2017	8.04	0.03	1.44	1.47	(0.14)	—	(0.14)
Year ended 12-31-2016	8.30	0.06	(0.27)	(0.21)	(0.05)	—	(0.05)
Year ended 12-31-2015	10.87	0.08	(0.77)	(0.69)	(0.04)	(1.84)	(1.88)
Balanced							
Class II Shares							
Year ended 12-31-2019	7.46	0.11	1.44	1.55	(0.14)	(0.65)	(0.79)
Year ended 12-31-2018	7.95	0.12	(0.36)	(0.24)	(0.13)	(0.12)	(0.25)
Year ended 12-31-2017	7.47	0.12	0.70	0.82	(0.12)	(0.22)	(0.34)
Year ended 12-31-2016	8.76	0.11	0.00*	0.11	(0.12)	(1.28)	(1.40)
Year ended 12-31-2015	10.19	0.12	(0.09)	0.03	(0.09)	(1.37)	(1.46)
Energy							
Class I Shares							
Year ended 12-31-2019	3.88	0.03	0.11	0.14	—	—	—
Year ended 12-31-2018	5.87	0.00*	(1.99)	(1.99)	—	—	—
Year ended 12-31-2017[4]	5.84	0.06	0.02	0.08	(0.05)	—	(0.05)
Class II Shares							
Year ended 12-31-2019	3.87	0.02	0.11	0.13	—	—	—
Year ended 12-31-2018	5.87	(0.02)	(1.98)	(2.00)	—	—	—
Year ended 12-31-2017	6.77	0.04	(0.90)	(0.86)	(0.04)	—	(0.04)
Year ended 12-31-2016	5.04	(0.02)	1.76	1.74	(0.01)	—	(0.01)
Year ended 12-31-2015	6.51	0.00*	(1.44)	(1.44)	—*	(0.03)	(0.03)
Growth							
Class II Shares							
Year ended 12-31-2019	11.02	(0.01)	3.58	3.57	—	(3.26)	(3.26)
Year ended 12-31-2018	12.09	0.00*	0.36	0.36	—*	(1.43)	(1.43)
Year ended 12-31-2017	10.30	0.01	2.84	2.85	(0.03)	(1.03)	(1.06)
Year ended 12-31-2016	11.42	0.03	0.03	0.06	—*	(1.18)	(1.18)
Year ended 12-31-2015	12.08	0.00*	0.85	0.85	(0.01)	(1.50)	(1.51)
High Income							
Class I Shares							
Year ended 12-31-2019	3.35	0.24	0.13	0.37	(0.24)	—	(0.24)
Year ended 12-31-2018	3.65	0.23	(0.29)	(0.06)	(0.24)	—	(0.24)
Year ended 12-31-2017[4]	3.73	0.16	(0.03)	0.13	(0.21)	—	(0.21)
Class II Shares							
Year ended 12-31-2019	3.34	0.23	0.13	0.36	(0.23)	—	(0.23)
Year ended 12-31-2018	3.64	0.22	(0.29)	(0.07)	(0.23)	—	(0.23)
Year ended 12-31-2017	3.61	0.23	0.01	0.24	(0.21)	—	(0.21)
Year ended 12-31-2016	3.35	0.24	0.28	0.52	(0.26)	—	(0.26)
Year ended 12-31-2015	3.85	0.26	(0.48)	(0.22)	(0.24)	(0.04)	(0.28)
International Core Equity							
Class II Shares							
Year ended 12-31-2019	14.66	0.29	2.28	2.57	(0.25)	(1.33)	(1.58)
Year ended 12-31-2018	18.58	0.30	(3.45)	(3.15)	(0.28)	(0.49)	(0.77)
Year ended 12-31-2017	15.30	0.23	3.29	3.52	(0.24)	—	(0.24)
Year ended 12-31-2016	15.53	0.24	(0.11)	0.13	(0.20)	(0.16)	(0.36)
Year ended 12-31-2015	18.00	0.20	(0.06)	0.14	(0.24)	(2.37)	(2.61)

*Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)For the period from April 28, 2017 (commencement of operations of the class) through December 31, 2017.

(5)Annualized.

(6)Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended December 31, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Asset Strategy								
Class I Shares								
Year ended 12-31-2019	$ 9.50	22.08%	$ 1	0.77%	2.19%	0.77%	2.19%	46%
Year ended 12-31-2018	8.29	-5.20	—*	0.78	1.91	0.78	1.91	58
Year ended 12-31-2017[4]	9.37	11.16	—*	0.74[5]	1.30[5]	—	—	39[6]
Class II Shares								
Year ended 12-31-2019	9.50	21.78	772	1.02	1.94	—	—	46
Year ended 12-31-2018	8.29	-5.44	753	1.03	1.65	—	—	58
Year ended 12-31-2017	9.37	18.27	936	1.02	0.35	—	—	39
Year ended 12-31-2016	8.04	-2.57	954	1.01	0.70	1.02	0.69	68
Year ended 12-31-2015	8.30	-8.35	1,268	0.98	0.81	0.99	0.80	70
Balanced								
Class II Shares								
Year ended 12-31-2019	8.22	22.09	341	1.01	1.38	—	—	44
Year ended 12-31-2018	7.46	-3.24	310	1.01	1.55	—	—	54
Year ended 12-31-2017	7.95	11.37	362	1.01	1.54	—	—	48
Year ended 12-31-2016	7.47	2.03	361	1.01	1.53	—	—	54
Year ended 12-31-2015	8.76	-0.32	383	1.00	1.28	—	—	44
Energy								
Class I Shares								
Year ended 12-31-2019	4.02	3.74	—*	1.04	0.64	—	—	21
Year ended 12-31-2018	3.88	-33.96	—*	0.94	-0.09	0.94	-0.09	37
Year ended 12-31-2017[4]	5.87	1.55	—*	0.92[5]	1.70[5]	—	—	22[6]
Class II Shares								
Year ended 12-31-2019	4.00	3.48	42	1.29	0.42	—	—	21
Year ended 12-31-2018	3.87	-34.14	39	1.19	-0.41	—	—	37
Year ended 12-31-2017	5.87	-12.64	169	1.19	0.75	—	—	22
Year ended 12-31-2016	6.77	34.55	196	1.19	-0.27	—	—	31
Year ended 12-31-2015	5.04	-22.14	117	1.20	0.08	—	—	34
Growth								
Class II Shares								
Year ended 12-31-2019	11.33	36.59	791	1.00	-0.05	—	—	30
Year ended 12-31-2018	11.02	2.28	669	1.00	-0.02	—	—	37
Year ended 12-31-2017	12.09	29.34	883	0.99	0.05	—	—	41
Year ended 12-31-2016	10.30	1.22	835	0.98	0.26	1.00	0.24	53
Year ended 12-31-2015	11.42	7.17	897	0.96	0.03	0.99	—	30
High Income								
Class I Shares								
Year ended 12-31-2019	3.48	11.49	27	0.67	6.82	—	—	35
Year ended 12-31-2018	3.35	-1.86	44	0.66	6.50	0.66	6.50	42
Year ended 12-31-2017[4]	3.65	3.42	56	0.66[5]	6.53[5]	—	—	52[6]
Class II Shares								
Year ended 12-31-2019	3.47	11.19	859	0.92	6.57	—	—	35
Year ended 12-31-2018	3.34	-2.11	803	0.91	6.27	—	—	42
Year ended 12-31-2017	3.64	6.68	887	0.91	6.22	—	—	52
Year ended 12-31-2016	3.61	16.19	845	0.89	6.97	0.92	6.94	36
Year ended 12-31-2015	3.35	-6.50	725	0.89	7.01	0.92	6.98	44
International Core Equity								
Class II Shares								
Year ended 12-31-2019	15.65	18.69	699	1.16	1.93	—	—	69
Year ended 12-31-2018	14.66	-17.81	676	1.16	1.70	—	—	51
Year ended 12-31-2017	18.58	23.16	835	1.16	1.33	—	—	59
Year ended 12-31-2016	15.30	1.08	736	1.17	1.60	—	—	77
Year ended 12-31-2015	15.53	-0.94	675	1.16	1.18	—	—	87

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Mid Cap Growth							
Class I Shares							
Year ended 12-31-2019	$ 11.10	$(0.02)	$ 3.95	$ 3.93	$ —	$(2.26)	$(2.26)
Year ended 12-31-2018	11.63	(0.02)	0.09	0.07	—	(0.60)	(0.60)
Year ended 12-31-2017[4]	10.30	0.00*	1.64	1.64	—	(0.31)	(0.31)
Class II Shares							
Year ended 12-31-2019	11.07	(0.06)	3.94	3.88	—	(2.26)	(2.26)
Year ended 12-31-2018	11.61	(0.05)	0.09	0.04	—	(0.58)	(0.58)
Year ended 12-31-2017	9.44	(0.04)	2.52	2.48	—	(0.31)	(0.31)
Year ended 12-31-2016	9.42	(0.01)	0.55	0.54	—	(0.52)	(0.52)
Year ended 12-31-2015	10.84	(0.01)	(0.52)	(0.53)	—	(0.89)	(0.89)
Natural Resources							
Class II Shares							
Year ended 12-31-2019	3.55	0.07	0.26	0.33	(0.04)	—	(0.04)
Year ended 12-31-2018	4.63	0.03	(1.10)	(1.07)	(0.01)	—	(0.01)
Year ended 12-31-2017	4.50	0.00*	0.14	0.14	(0.01)	—	(0.01)
Year ended 12-31-2016	3.66	0.01	0.86	0.87	(0.03)	—	(0.03)
Year ended 12-31-2015	4.72	0.02	(1.08)	(1.06)	—*	—	—*
Science and Technology							
Class I Shares							
Year ended 12-31-2019	21.91	(0.06)	10.95	10.89	—	(2.86)	(2.86)
Year ended 12-31-2018	27.04	(0.03)	(1.24)	(1.27)	—	(3.86)	(3.86)
Year ended 12-31-2017[4]	25.22	(0.04)	4.16	4.12	—	(2.30)	(2.30)
Class II Shares							
Year ended 12-31-2019	21.84	(0.13)	10.90	10.77	—	(2.79)	(2.79)
Year ended 12-31-2018	27.04	(0.11)	(1.23)	(1.34)	—	(3.86)	(3.86)
Year ended 12-31-2017	22.34	(0.13)	7.08	6.95	—	(2.25)	(2.25)
Year ended 12-31-2016	22.96	(0.11)	0.34	0.23	—	(0.85)	(0.85)
Year ended 12-31-2015	25.02	(0.15)	(0.41)	(0.56)	—	(1.50)	(1.50)
Small Cap Core							
Class II Shares							
Year ended 12-31-2019	13.51	0.00*	3.12	3.12	—	(2.92)	(2.92)
Year ended 12-31-2018	18.32	(0.06)	(1.37)	(1.43)	(0.02)	(3.36)	(3.38)
Year ended 12-31-2017	18.34	0.00*	2.21	2.21	—	(2.23)	(2.23)
Year ended 12-31-2016	15.66	0.01	4.17	4.18	(0.07)	(1.43)	(1.50)
Year ended 12-31-2015	17.98	0.05	(0.95)	(0.90)	(0.02)	(1.40)	(1.42)
Small Cap Growth							
Class I Shares							
Year ended 12-31-2019	7.69	(0.05)	1.85	1.80	—	(0.69)	(0.69)
Year ended 12-31-2018[5]	8.76	0.00*	(1.07)	(1.07)	—	—	—
Class II Shares							
Year ended 12-31-2019	7.68	(0.07)	1.85	1.78	—	(0.69)	(0.69)
Year ended 12-31-2018	11.63	(0.06)	0.03	(0.03)	(0.05)	(3.87)	(3.92)
Year ended 12-31-2017	9.69	(0.07)	2.27	2.20	—	(0.26)	(0.26)
Year ended 12-31-2016	10.60	(0.07)	0.23	0.16	—	(1.07)	(1.07)
Year ended 12-31-2015	12.15	(0.09)	0.51	0.42	—	(1.97)	(1.97)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 28, 2017 (commencement of operations of the class) through December 31, 2017.

(5) For the period from November 5, 2018 (commencement of operations of the class) through December 31, 2018.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended December 31, 2017.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended December 31, 2018.

(9) Expense ratio based on the period excluding reorganization expenses was 0.89%.

(10) Expense ratio based on the period excluding reorganization expenses was 1.14%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Mid Cap Growth								
Class I Shares								
Year ended 12-31-2019	$ 12.77	38.28%	$233	0.85%	-0.20%	0.90%	-0.25%	20%
Year ended 12-31-2018	11.10	0.20	184	0.85	-0.14	0.90	-0.19	53
Year ended 12-31-2017[4]	11.63	16.44	131	0.85[6]	0.05[6]	0.89[6]	0.01[6]	25[7]
Class II Shares								
Year ended 12-31-2019	12.69	37.94	315	1.10	-0.45	1.15	-0.50	20
Year ended 12-31-2018	11.07	-0.06	230	1.10	-0.42	1.15	-0.47	53
Year ended 12-31-2017	11.61	26.89	585	1.11	-0.39	1.15	-0.43	25
Year ended 12-31-2016	9.44	6.12	615	1.10	-0.09	1.15	-0.14	33
Year ended 12-31-2015	9.42	-5.78	586	1.10	-0.07	1.15	-0.12	42
Natural Resources								
Class II Shares								
Year ended 12-31-2019	3.84	9.46	88	1.24	1.88	—	—	36
Year ended 12-31-2018	3.55	-23.23	88	1.21	0.72	—	—	33
Year ended 12-31-2017	4.63	2.97	131	1.36	0.11	—	—	44
Year ended 12-31-2016	4.50	23.81	144	1.36	0.20	—	—	67
Year ended 12-31-2015	3.66	-22.39	114	1.35	0.54	—	—	34
Science and Technology								
Class I Shares								
Year ended 12-31-2019	29.94	49.86	1	0.90	-0.23	—	—	31
Year ended 12-31-2018	21.91	-5.00	1	0.91	-0.11	0.91	-0.11	17
Year ended 12-31-2017[4]	27.04	17.24	—*	0.90[6]	-0.25[6]	—	—	27[7]
Class II Shares								
Year ended 12-31-2019	29.82	49.48	579	1.15	-0.48	—	—	31
Year ended 12-31-2018	21.84	-5.23	429	1.16	-0.38	—	—	17
Year ended 12-31-2017	27.04	32.12	645	1.15	-0.51	—	—	27
Year ended 12-31-2016	22.34	1.54	514	1.15	-0.52	1.17	-0.54	16
Year ended 12-31-2015	22.96	-2.88	582	1.13	-0.60	1.15	-0.62	25
Small Cap Core								
Class II Shares								
Year ended 12-31-2019	13.71	24.33	188	1.18	-0.05	—	—	126
Year ended 12-31-2018	13.51	-10.49	175	1.17	-0.34	—	—	112
Year ended 12-31-2017	18.32	13.73	316	1.15	0.01	—	—	112
Year ended 12-31-2016	18.34	28.88	348	1.16	0.08	—	—	182
Year ended 12-31-2015	15.66	-5.58	318	1.15	0.26	—	—	142
Small Cap Growth								
Class I Shares								
Year ended 12-31-2019	8.80	23.68	58	0.89	-0.60	0.91	-0.62	41
Year ended 12-31-2018[5]	7.69	-12.24	52	1.05[6][9]	0.15[6]	1.07[6]	0.13[6]	52[8]
Class II Shares								
Year ended 12-31-2019	8.77	23.37	331	1.14	-0.84	1.17	-0.87	41
Year ended 12-31-2018	7.68	-4.11	300	1.16[10]	-0.52	1.18	-0.54	52
Year ended 12-31-2017	11.63	23.12	377	1.15	-0.69	1.17	-0.71	55
Year ended 12-31-2016	9.69	2.92	426	1.14	-0.79	1.16	-0.81	107
Year ended 12-31-2015	10.60	1.88	430	1.13	-0.76	1.15	-0.78	102

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Asset Strategy, Balanced, Energy, Growth, High Income, International Core Equity, Mid Cap Growth, Natural Resources, Science and Technology, Small Cap Core and Small Cap Growth (each, a "Portfolio") are eleven series of the Trust and are the only series of the Trust included in these financial statements. The assets belonging to each Portfolio are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Ivy Investment Management Company ("IICO").

Each Portfolio offers Class II shares. Asset Strategy, Energy, High Income, Mid Cap Growth, Science and Technology and Small Cap Growth also offer Class I shares. All classes of shares have identical rights and voting privileges with respect to the Portfolio in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share ("NAV") may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class II shares have a distribution and service plan. Class I shares are not included in the plan.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Portfolio will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by a Portfolio in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact the Portfolios' investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by a Portfolio, or (iii) reduced effectiveness of related Portfolio transactions, such as hedging.

As the impacts of the transition become clearer during the next year, Management will be evaluating the impacts of these changes.

Inflation-Indexed Bonds. Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Portfolios may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the LIBOR or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Portfolio's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Portfolio purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Portfolio purchases a participation of a loan interest, the Portfolio typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Portfolio generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Portfolio assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Portfolio and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Portfolio may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Portfolios may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's NAV to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Portfolio's investment subadviser, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Portfolio's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Portfolio's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. IICO, pursuant to authority delegated by the Board, has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Portfolio uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Portfolio may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over the counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Portfolio.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of December 31, 2019, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations.

Forward Foreign Currency Contracts. All Portfolios are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

High Income, International Core Equity and Natural Resources enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Portfolio has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying instrument. With written options, there may be times when a Portfolio will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Asset Strategy, Mid Cap Growth and Science and Technology purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. All Portfolios are authorized to invest in swap agreements. Swap agreements are bilaterally negotiated agreements between a Portfolio and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements are privately negotiated in the over-the-counter market ("OTC swaps"). If the OTC swap entered is one of the swaps identified by a relevant regulator as a swap that is required to be cleared, then it will be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Portfolio are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. An early termination payment received or made at an early termination or a final payment made at the maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

After a centrally cleared swap is accepted for clearing, a Portfolio may be required to deposit initial margin with a Clearing Member in the form of cash or securities. Securities deposited as initial margin, if any, are designated on the Schedule of Investments. Cash deposited as initial margin is identified on the Schedule of Investments and is recorded as restricted cash on the Statement of Assets and Liabilities.

Total return swaps involve a commitment of one party to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, a basket of securities, or an index exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

Asset Strategy, International Core Equity, Small Cap Core and Small Cap Growth enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Portfolio enters into a swap agreement is monitored by IICO. If a counterparty creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Portfolio may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized due to facts specific to certain situations (i.e., collateral may not have been posted by the counterparty due to the required collateral amount being less than the pre-agreed thresholds. Additionally, regulatory developments called stay resolutions and the ensuing required contractual amendments to the transactional documentation, including derivatives, permit the relevant regulators to preclude parties to a transaction from terminating trades, among other rights it may have in the trade agreements should a counterparty that it regulates experience financial distress. A relevant regulator also has the authority to reduce the value of certain liabilities owed by the counterparty to a Fund and/or convert cash liabilities of a regulated entity into equity holdings. The power given to the relevant regulators includes the ability to amend transactional agreements unilaterally, modify the maturity of eligible liabilities, reduce the amount of interest payable or change the date on which interest becomes payable, among other powers.

To prevent incurring losses due to the counterparty credit risk, IICO actively monitors the creditworthiness of the counterparties with which it has entered financial transactions. IICO consistently and frequently risk manages the credit risk of the counterparties it faces in transactions.

Collateral and rights of offset. A Portfolio mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Portfolio and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Portfolio and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Portfolio's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Portfolio and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of December 31, 2019:

Assets

Portfolio	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
International Core Equity							
Unrealized appreciation on forward foreign currency contracts[1]	$ 13	$—	$ 13	$(13)	$—	$ —	$—
Natural Resources							
Unrealized appreciation on forward foreign currency contracts[1]	$ —*	$—	$ —*	$ —*	$—	$ —	$—
Small Cap Growth							
Swap agreements, at value	$609	$—	$609	$ —	$—	$(609)	$—

*Not shown due to rounding.
(1)Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Portfolio	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
International Core Equity							
Unrealized depreciation on forward foreign currency contracts[1]	$1,044	$—	$1,044	$(13)	$(1,031)	$ —	$ —
Natural Resources							
Unrealized depreciation on forward foreign currency contracts[1]	$ 904	$—	$ 904	$ —*	$ —	$(610)	$294

*Not shown due to rounding.
(1)Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of December 31, 2019:

Portfolio	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
International Core Equity	Foreign currency		$ —	Unrealized depreciation on forward foreign currency contracts	$833
Natural Resources	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	901
Small Cap Growth	Equity	Swap agreements, at value	609		—

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended December 31, 2019:

Portfolio	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Asset Strategy	Equity	$ 267	$ 569	$—	$ —	$ —	$ 836
High Income	Foreign currency	—	—	—	—	55	55
International Core Equity	Equity	—	201	—	—	—	201
	Foreign currency	—	—	—	—	225	225
Mid Cap Growth	Equity	2,401	—	—	(88)	—	2,313
Natural Resources	Foreign currency	—	—	—	—	1,442	1,442
Science and Technology	Equity	3,720	—	—	(2,276)	—	1,444
Small Cap Core	Equity	—	(1)	—	—	—	(1)
Small Cap Growth	Equity	—	1,265	—	—	—	1,265

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended December 31, 2019:

Portfolio	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
High Income	Foreign currency	$—	$ —	$—	$—	$ (14)	$ (14)
International Core Equity	Equity	—	(46)	—	—	—	(46)
	Foreign currency	—	—	—	—	(485)	(485)
Natural Resources	Foreign currency	—	—	—	—	(1,327)	(1,327)
Small Cap Growth	Equity	—	1,921	—	—	—	1,921

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended December 31, 2019, the average derivative volume was as follows:

Portfolio	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Asset Strategy	$ —	$—	$—	$ 968	$ 23	$ —
High Income	4	—	—	—	—	—
International Core Equity	528	—	—	168	—	—
Mid Cap Growth	—	—	—	—	46	26
Natural Resources	3	—	—	—	—	—
Science and Technology	—	—	—	—	558	184
Small Cap Growth	—	—	—	11,102	—	—

[1] Average absolute value of unrealized appreciation/depreciation during the period.
[2] Average value outstanding during the period.
[3] Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY PORTFOLIO ($ amounts in thousands)

Ivy VIP ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for Ivy VIP Asset Strategy (referred to as "the Portfolio" in this subsection). VIP ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Portfolio. The Subsidiary and the Company act as an investment vehicle for the Portfolio, in order to affect certain investments for the Portfolio consistent with the Portfolio's investment objectives and policies as specified in its prospectus and SAI.

The Portfolio's investment portfolio has been consolidated and includes the portfolio holdings of the Portfolio, its Subsidiary and the Company. The consolidated financial statements include the accounts of the Portfolio, its Subsidiary and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Portfolio and its Subsidiary and the Company comprising the entire issued share capital of the Subsidiary and the Company with the intent that the Portfolio will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and the Company.

See the table below for details regarding the structure, incorporation and relationship as of December 31, 2019 of the Subsidiary and the Company to the Portfolio (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Portfolio Net Assets	Subsidiary/Company Net Assets	Percentage of Portfolio Net Assets
Ivy VIP ASF II, Ltd.	1-31-13	4-10-13	$772,608	$44,367	5.74%
VIP ASF III (SBP), LLC	4-9-13	4-23-13	772,608	432	0.01

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio at the following annual rates as a percentage of average daily net assets:

Portfolio (M — Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $10,000M	Over $10,000M
Asset Strategy	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%	0.550%	0.550%
Balanced	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Energy	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Growth	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
High Income	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
International Core Equity	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Mid Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Natural Resources	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.700
Science and Technology	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Small Cap Core	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Small Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760

IICO has voluntarily agreed to waive a Portfolio's investment management fee on any Portfolio that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"). Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M — Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Each Portfolio also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Class II. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio may pay a service fee to Ivy Distributors, Inc. ("IDI") for Class II shares in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. IICO, the Portfolios' investment manager, IDI, the Portfolios' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Portfolios' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Portfolio and class expense limitations and related waivers/reimbursements for the year ended December 31, 2019 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Asset Strategy	Class I	Contractual	4-28-2017	4-30-2020	Class II less 0.25%	$ —*	12b-1 Fees and/or Shareholder Servicing
Energy	Class I	Contractual	4-28-2017	4-30-2020	Class II less 0.25%	$ —	N/A
High Income	Class I	Contractual	4-28-2017	4-30-2020	Class II less 0.25%	$ —	N/A
Mid Cap Growth	All Classes	Contractual	4-28-2017	4-30-2020	N/A	$242[1]	Investment Management Fee
	Class I	Contractual	4-28-2017	4-30-2020	0.85%	$ 2	Shareholder Servicing
	Class I	Contractual	4-28-2017	4-30-2020	Class II less 0.25%	$ —	N/A
	Class II	Contractual	5-1-2012	4-30-2020	1.10%	$ 16	12b-1 Fees and/or Shareholder Servicing
Science and Technology	Class I	Contractual	4-28-2017	4-30-2020	Class II less 0.25%	$ —	N/A
Small Cap Growth	All Classes	Contractual	4-28-2017	4-30-2020	N/A	$ 76[1]	Investment Management Fee
	Class I	Contractual	11-5-2018	4-30-2020	Class II less 0.25%	$ 1	Shareholder Servicing
	Class II	Contractual	10-1-2016	4-30-2020	1.14%	$ 15	12b-1 Fees and/or Shareholder Servicing

*Not shown due to rounding.
(1)Due to Class I and/or Class II contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the Portfolios as a reimbursement but not paid as of December 31, 2019 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended December 31, 2019.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended December 31, 2019 follows:

Portfolio	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/ (Loss)	Distributions Received	12-31-19 Share Balance	12-31-19 Value	Net Change in Unrealized Appreciation
High Income								
Larchmont Resources LLC[1][2][3]	1	$—	$ —	$—	$—	1	$252	$ —

	12-31-18 Principal Balance				Interest Received	12-31-19 Principal Balance		Net Change in Unrealized Depreciation
Larchmont Resources LLC (8.890% Cash or 8.890% PIK), 8.890%, 8-7-20[2][4] ...	$817	$—	$56	$ 1	$77	$757	$697	$(47)

(1) No dividends were paid during the preceding 12 months.
(2) Securities whose value was determined using significant unobservable inputs.
(3) Restricted security.
(4) Payment-in-kind bond.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended December 31, 2019, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Asset Strategy	$ 2,041	$ 321,150	$ 7,181	$ 436,251
Balanced	29,917	111,232	20,768	146,327
Energy	—	10,455	—	8,644
Growth	—	224,922	—	337,541
High Income	—	287,374	—	309,435
International Core Equity	—	454,968	—	528,296
Mid Cap Growth	—	98,056	—	137,716
Natural Resources	—	30,559	—	36,460
Science and Technology	—	154,131	—	213,785
Small Cap Core	—	236,814	—	261,738
Small Cap Growth	—	153,171	—	188,925

10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Portfolios may lend their portfolio securities only to borrowers that are approved by the Portfolio's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Portfolio collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Portfolio is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Portfolio and any excess collateral is returned by the Portfolio on the next business day. During the term of the loan, the Portfolio is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Portfolio's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Portfolio's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Portfolio and the Portfolio does not have the ability to re-hypothecate these securities. The securities on loan for each Portfolio are also disclosed in its Schedule of Investments. The total value of any securities on loan as of December 31, 2019 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Portfolios from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Portfolio's securities lending positions and related cash and non-cash collateral received as of December 31, 2019:

Portfolio	Market Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Asset Strategy	$ 5,144	$ 616	$6,006	$ 6,622
Balanced	602	—	614	614
High Income	1,918	2,193	—	2,193
International Core Equity	72	76	—	76
Mid Cap Growth	3,229	—	3,293	3,293
Natural Resources	2,719	2,806	—	2,806
Science and Technology	5,497	—	5,608	5,608
Small Cap Core	4,705	4,768	40	4,808
Small Cap Growth	13,293	1,607	11,961	13,568

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Portfolios benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Portfolio could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

11. BORROWINGS

On May 24, 2019 the Trust, on behalf of High Income, along with certain other funds managed by the investment adviser ("Participating Funds"), entered into a 364-day senior unsecured revolving credit facility with Bank of New York Mellon and a group of financial institutions to be utilized to temporarily finance the repurchase or redemption of Fund shares and for other temporary or emergency purposes. The Participating Funds can borrow up to an aggregate commitment amount of $130 million at any time outstanding, subject to asset coverage and other limitations as specified in the agreement. The credit facility has the following terms: a commitment fee of 0.15% per annum of the daily amount of unused commitment amounts and interest at a rate equal to the higher of (a) the federal funds effective rate (but not below 0.0%) plus 1.00% per annum or (b) the one-month LIBOR rate (but not below 0.0%) plus 1.00% per annum on amounts borrowed. The agreement expires in May 2020 unless extended or renewed. As of December 31, 2019, if applicable, any outstanding borrowings would be disclosed as a payable for borrowing on the Statement of Assets and Liabilities. Commitment and interest fees, if any, paid by the Participating Funds are disclosed as part of commitment and interest expense for borrowing on the Statement of Operations. During the year ended December 31, 2019, the Participating Funds did not borrow under the credit facility.

12. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Asset Strategy				Balanced			
	Year ended 12-31-19		Year ended 12-31-18		Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	—	$ —	1	$ 9	N/A	N/A	N/A	N/A
Class II	1,784	16,459	3,140	29,977	1,682	$ 13,146	1,416	$ 11,226
Shares issued in reinvestment of distributions to shareholders:								
Class I	2	20	2	18	N/A	N/A	N/A	N/A
Class II	4,849	45,846	5,872	49,202	4,279	31,681	1,388	10,863
Shares redeemed:								
Class I	—*	—*	—*	—*	N/A	N/A	N/A	N/A
Class II	(16,162)	(148,939)	(18,070)	(171,936)	(6,122)	(47,906)	(6,760)	(53,838)
Net decrease	(9,527)	$ (86,614)	(9,055)	$ (92,730)	(161)	$ (3,079)	(3,956)	$ (31,749)

	Energy				Growth			
	Year ended 12-31-19		Year ended 12-31-18		Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	5	$ 21	8	$ 32	N/A	N/A	N/A	N/A
Class II	4,050	16,320	5,435	31,159	936	$ 10,589	1,679	$ 20,421
Shares issued in reinvestment of distributions to shareholders:								
Class I	—	—	—	—	N/A	N/A	N/A	N/A
Class II	—	—	—	—	18,896	186,937	8,478	99,828
Shares redeemed:								
Class I	(9)	(34)	—*	—*	N/A	N/A	N/A	N/A
Class II	(3,772)	(15,434)	(24,018)	(137,602)	(10,740)	(120,227)	(22,501)	(274,185)
Net increase (decrease)	274	$ 873	(18,575)	$ (106,411)	9,092	$ 77,299	(12,344)	$(153,936)

	High Income				International Core Equity			
	Year ended 12-31-19		Year ended 12-31-18		Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	765	$ 2,711	1,713	$ 5,956	N/A	N/A	N/A	N/A
Class II	26,909	92,614	32,626	116,310	2,003	$ 30,385	4,963	$ 83,359
Shares issued in reinvestment of distributions to shareholders:								
Class I	936	3,156	1,015	3,506	N/A	N/A	N/A	N/A
Class II	16,418	55,287	16,234	56,012	4,945	70,370	1,813	32,980
Shares redeemed:								
Class I	(7,167)	(24,449)	(4,836)	(16,926)	N/A	N/A	N/A	N/A
Class II	(36,409)	(125,215)	(52,101)	(184,346)	(8,396)	(126,858)	(5,580)	(97,507)
Net increase (decrease)	1,452	$ 4,104	(5,349)	$ (19,488)	(1,448)	$ (26,103)	1,196	$ 18,832

*Not shown due to rounding.

	Mid Cap Growth				Natural Resources			
	Year ended 12-31-19		Year ended 12-31-18		Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	1,304	$ 16,178	7,297	$ 90,379	N/A	N/A	N/A	N/A
Class II	5,186	64,074	7,032	87,767	3,518	$ 13,191	3,428	$ 15,087
Shares issued in reinvestment of distributions to shareholders:								
Class I	3,171	35,378	534	6,483	N/A	N/A	N/A	N/A
Class II	4,217	46,820	1,911	23,180	229	870	75	351
Shares redeemed:								
Class I	(2,828)	(34,889)	(2,531)	(31,811)	N/A	N/A	N/A	N/A
Class II	(5,347)	(66,009)	(38,548)	(467,934)	(5,896)	(22,418)	(6,932)	(30,567)
Net increase (decrease)	5,703	$ 61,552	(24,305)	$(291,936)	(2,149)	$ (8,357)	(3,429)	$ (15,129)

	Science and Technology				Small Cap Core			
	Year ended 12-31-19		Year ended 12-31-18		Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	5	$ 144	6	$ 184	N/A	N/A	N/A	N/A
Class II	2,087	58,421	2,736	79,209	564	$ 7,839	841	$ 13,662
Shares issued in reinvestment of distributions to shareholders:								
Class I	3	80	4	85	N/A	N/A	N/A	N/A
Class II	1,692	49,737	2,937	65,600	2,817	36,690	3,561	56,235
Shares redeemed:								
Class I	—*	(17)	(1)	(26)	N/A	N/A	N/A	N/A
Class II	(3,995)	(110,540)	(9,856)	(284,003)	(2,655)	(36,555)	(8,646)	(141,910)
Net increase (decrease)	(208)	$ (2,175)	(4,174)	$ (138,951)	726	$ 7,974	(4,244)	$(72,013)

	Small Cap Growth			
	Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class I	477	$ 4,296	6,845	$ 58,514
Class II	2,202	19,523	3,202	32,902
Shares issued in connection with merger:				
Class I	N/A	N/A	56	487
Class II	N/A	N/A	9,666	84,646
Shares issued in reinvestment of distributions to shareholders:				
Class I	489	4,305	—	—
Class II	2,841	24,945	12,302	117,993
Shares redeemed:				
Class I	(1,198)	(10,725)	(123)	(980)
Class II	(6,327)	(56,749)	(18,536)	(187,990)
Net increase (decrease)	(1,516)	$ (14,405)	13,412	$ 105,572

*Not shown due to rounding.

13. COMMITMENTS

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At December 31, 2019, there were no outstanding bridge loan commitments.

14. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2019 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Asset Strategy	$727,863	$ 116,007	$73,478	$ 42,529
Balanced	295,431	46,967	2,183	44,784
Energy	54,046	1,775	14,512	(12,737)
Growth	544,537	249,624	3,439	246,185
High Income	929,758	29,314	82,641	(53,327)
International Core Equity	703,632	54,901	61,521	(6,620)
Mid Cap Growth	403,027	154,507	10,127	144,380
Natural Resources	100,344	6,000	15,462	(9,462)
Science and Technology	317,265	272,236	9,070	263,166
Small Cap Core	175,685	19,695	2,629	17,066
Small Cap Growth	301,988	97,259	9,471	87,788

For Federal income tax purposes, the Portfolios' undistributed earnings and profit for the year ended December 31, 2019 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Asset Strategy	$ 1,311	$ 1,768	$—	$ —	$—
Balanced	4,355	17,231	—	—	—
Energy	168	—	—	—	—
Growth	13,692	98,774	—	—	—
High Income	58,257	—	—	—	—
International Core Equity	14,565	111	—	—	—
Mid Cap Growth	5,351	33,888	—	—	—
Natural Resources	1,603	—	—	—	—
Science and Technology	992	23,177	—	—	—
Small Cap Core	1,998	6,738	—	—	—
Small Cap Growth	—	—	—	147	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2019 and 2018 were as follows:

Portfolio	December 31, 2019		December 31, 2018	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Asset Strategy	$ 15,765	$ 30,101	$15,495	$33,725
Balanced	6,330	25,351	5,473	5,390
Energy	—	—	—	—
Growth	4,140	182,797	811	99,017
High Income	58,443	—	59,518	—
International Core Equity	13,997	56,373	28,472	4,508
Mid Cap Growth	—	82,198	2,816	26,847
Natural Resources	870	—	351	—
Science and Technology	1,227	48,590	—	65,685
Small Cap Core	12,737	23,953	27,706	28,529
Small Cap Growth	—	29,250	20,961	97,032

[1]Includes short-term capital gains, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2019 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of December 31, 2019, the capital loss carryovers were as follows:

Portfolio	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Asset Strategy	$ —	$ —
Balanced	—	—
Energy	11,755[1]	26,541[1]
Growth	—	—
High Income	—	61,563
International Core Equity	—	—
Mid Cap Growth	—	—
Natural Resources	7,291	45,325
Science and Technology	—	—
Small Cap Core	—	—
Small Cap Growth	—	—

[1]$29,983 of these Capital Loss Carryovers are subject to an annual limitation of $3,708 plus any unused limitation from prior years.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), investments held within the wholly-owned subsidiary and companies, partnership transactions and in-kind redemptions. At December 31, 2019, the following reclassifications were made:

Portfolio	Accumulated Earnings Gain (Loss)	Paid-In Capital
Asset Strategy	$ —	$ —
Balanced	—*	—*
Energy	(459)	459
Growth	—	—
High Income	—*	—*
International Core Equity	—	—
Mid Cap Growth	(126)	126
Natural Resources	1	(1)
Science and Technology	—	—
Small Cap Core	—	—
Small Cap Growth	1,358	(1,358)

*Not shown due to rounding.

To the Shareholders and Board of Trustees of Ivy Variable Insurance Portfolios:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy VIP Asset Strategy, Ivy VIP Balanced, Ivy VIP Energy, Ivy VIP Growth, Ivy VIP High Income, Ivy VIP International Core Equity, Ivy VIP Mid Cap Growth, Ivy VIP Natural Resources, Ivy VIP Science and Technology, Ivy VIP Small Cap Core, and Ivy VIP Small Cap Growth, eleven of the series constituting the Ivy Variable Insurance Portfolios (the "Funds"), including the schedules of investments, as of December 31, 2019, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds as of December 31, 2019, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2019, by correspondence with the custodian, agent banks, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
February 14, 2020

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

INCOME TAX INFORMATION

AMOUNTS NOT ROUNDED (UNAUDITED)

The Portfolios hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations for the tax period ended December 31, 2019:

	Dividends Received Deduction for Corporations
Asset Strategy	$3,406,450
Balanced	4,458,742
Energy	—
Growth	4,139,160
High Income	1,330,507
International Core Equity	—
Mid Cap Growth	—
Natural Resources	869,454
Science and Technology	1,227,384
Small Cap Core	1,544,050
Small Cap Growth	—

The Portfolios hereby designate the following amounts as distributions of long-term capital gains:

Asset Strategy	$ 30,101,622
Balanced	25,350,906
Energy	—
Growth	182,796,812
High Income	—
International Core Equity	56,372,903
Mid Cap Growth	82,197,639
Natural Resources	—
Science and Technology	48,589,986
Small Cap Core	23,953,069[1]
Small Cap Growth	29,249,969

[1]Of this amount $13,024 is Unrecaptured Section 1250 Gain.

Internal Revenue Code regulations permit each qualifying Portfolio to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Portfolio. Each Portfolio elected to pass the following amounts of creditable foreign taxes through to their shareholders:

	Foreign Tax Credit	Foreign Derived Income
International Core Equity	$1,440,560	$18,481,961

(UNAUDITED)

Each of the individuals listed below serves as a trustee for the Trust (28 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, the Ivy Funds (45 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and InvestEd Portfolios ("InvestEd") (6 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (the "SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	1997	Emeritus Dean and Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company — Montana and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, WRA Funds (1997-2018); Trustee, Ivy NextShares (2017-2019); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, Ivy Funds (2017 to present) (45 portfolios overseen); Trustee, IVH (2017 to present) (1 portfolio overseen).
H. Jeffrey Dobbs 6300 Lamar Avenue Overland Park, KS 66202 1955	Trustee	2019	Global Sector Chairman, Industrial Manufacturing, KPMG LLP (2010-2015).	Director, Valparaiso University (2012 to present); Director, TechAccel LLC (2015 to present) (Tech R&D); Board Member, Kansas City Repertory Theatre (2015 to present); Board Member, PatientsVoices, Inc. (technology) (2018 to present); Board Member, Kansas City Campus for Animal Care (2018 to present); Director, National Association of Manufacturers (2010-2015); Director, The Children's Center (2003-2015); Director, Metropolitan Affairs Coalition (2003-2015); Director, Michigan Roundtable for Diversity and Inclusion (2003-2015); Trustee, Ivy NextShares (2019); Trustee, InvestEd (2019 to present) (6 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen).
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2017	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Partner, 1788 Chicken, LLC (food franchise) (2016 to present).	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee; IVH (2013 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	1998 2015	Interim President (2019 to present), Vice President (2010-2019) and Dean (2010-2019), College of Law, University of Oklahoma; Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, WRA Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Independent Chairman and Trustee, Ivy NextShares (2016-2019); Independent Chairman and Trustee, InvestEd (Independent Chairman: 2015 to present; Trustee: 2001 to present) (6 portfolios overseen); Independent Chairman and Trustee, Ivy Funds (Independent Chairman: 2006 to present; Trustee: 1998 to present) (45 portfolios overseen); Independent Chairman and Trustee, IVH (2013 to present) (1 portfolio overseen).
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2017	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to 2019); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen).
Sandra A.J. Lawrence 6300 Lamar Avenue Overland Park, KS 66202 1957	Trustee	2019	Retired, formerly, Chief Administrative Officer, Children's Mercy Hospitals and Clinics (2016-2019); CFO, Children's Mercy Hospitals and Clinics (2005-2016).	Director, Hall Family Foundation (1993 to present); Director, Westar Energy (2004-2018); Trustee, Nelson-Atkins Museum of Art (non-profit) (2007 to present); Director, Turn the Page KC (non-profit) (2012-2016); Director, Kansas Metropolitan Business and Healthcare Coalition (non-profit) (2017-2019); Director, National Association of Corporate Directors (non-profit) (2017 to present); Director, American Shared Hospital Services (2017 to present); Director, Evergy, Inc., Kansas City Power & Light Company, KCP&L Greater Missouri Operations Company, Westar Energy, Inc. and Kansas Gas and Electric Company (related utility companies) (2018 to present); Director, Stowers (research) (2018); Trustee, Ivy NextShares (2019); Trustee, InvestEd (2019 to present) (6 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen).
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953	Trustee	1996	Shareholder/Director, Polsinelli PC (law firm) (1980 to present).	Trustee, WRA Funds (1996-2018); Trustee, Ivy NextShares (2017-2019); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, Ivy Funds (2017 to present) (45 portfolios overseen); Trustee, IVH (2017 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2017	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	Director, Executive Board, Cox Business School, Southern Methodist University (1998-2019); Lead Director, Northwestern Mutual Funds (2003-2017) (29 portfolios overseen); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen).
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2017	Retired; formerly, CEO and Director of Asgard Holdings, LLC (computer network and security services) (2002-2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	Trustee, Hansberger Institutional Funds (2000-2007); Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy Funds (1999 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen).

Interested Trustees

Messrs. Herrmann and Sanders are “interested” by virtue of their former engagement as an officer of Waddell & Reed Financial, Inc. (“WDR”) or its wholly-owned subsidiaries, including each Fund’s investment manager, Ivy Investment Management Company (“IICO”), each Fund’s principal underwriter, Ivy Distributors, Inc. (“IDI”), and each Fund’s shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), a subsidiary of Waddell & Reed, Inc. (“Waddell & Reed”), as well as by virtue of their personal ownership of shares of WDR. The address for each Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

Name and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Henry J. Herrmann 1942	Trustee	1998	Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (2001-2016).	Director, WDR, (1998 to present); Director, IICO (2002-2016); Director, WRIMCO (1991-2016); Director, WISC (2001-2016); Director, W&R Capital Management Group, Inc. (2008-2016); Director, Waddell & Reed (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, WRA Funds (1998-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, Ivy Funds (1998 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen).
Philip J. Sanders 1959	Trustee	2019	CEO, WDR (2016 to present); President, CEO and Chairman, IICO (2016 to present); President of each of the funds in the Fund Complex (2016 to present); CIO, WDR (2011-2019); CIO, IICO (2010-2019).	Trustee, Ivy NextShares (2019); Trustee, InvestEd (2019 to present) (6 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen).

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name and Year of Birth	Position(s) Held with The Trust	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed, IICO and IDI (2018 to present).
Joseph W. Kauten 1969	Vice President	2009	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company (WRSCO) (2007 to present).
	Treasurer	2009	2006	
	Principal Financial Officer	2009	2007	
Philip J. Sanders** 1959	President	2016	2016	CEO of WDR (2016 to present); President, CEO and Chairman of IICO (2016 to present) and WRIMCO (2016-2018); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011-2019); CIO of IICO (2010-2019) and WRIMCO (2010-2018).
Scott J. Schneider 1968	Vice President	2009	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO (2006 to present) and WRIMCO (2006-2018).
	Chief Compliance Officer	2009	2004	
Philip A. Shipp 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010-present).

*This is the date when the Officer first became an officer of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).

**Mr. Sanders was Vice President of the Trust since 2006, and of the other Trusts within the Fund Complex, until his appointment as President in 2016.

(UNAUDITED)

At a meeting of the Board of Trustees (the "Board") of Ivy Variable Insurance Portfolios (the "Trust") held on August 13th and 14th, 2019, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, and the continuance of the Investment Subadvisory Agreement between IICO and Securian Asset Management, Inc. (the "Subadviser") with respect to Ivy VIP Securian Real Estate Securities, Ivy VIP Pathfinder Moderate – Managed Volatility, Ivy VIP Pathfinder Moderately Aggressive – Managed Volatility and Ivy VIP Pathfinder Moderately Conservative – Managed Volatility. The Management Agreement and the Investment Subadvisory Agreement are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO and the Subadviser. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadviser, profitability (including any fall-out benefits) from IICO's and the Subadviser's relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and the Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge"), an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2019. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 13-14, 2019 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and the Subadviser, taking into account the large amount of materials produced by IICO and the Subadviser in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the changes IICO and its affiliates have been undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the overall rationalization of the fund complex (both completed and/or proposed), which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and the Subadviser, as well as the other services provided to the Funds by IICO and the Subadviser, as applicable (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and the Subadviser, noting the resources that each has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and the Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or the Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered management's proposal to outsource the transactional processing operations of WISC to a sub-agent for the Funds, which is designed to achieve greater efficiencies and savings for Fund shareholders over time. After full consideration of these and other factors, the Board concluded that none of IICO, the Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or the Investment Subadvisory Agreement with the Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the various initiatives that IICO has undertaken to seek to rationalize the fund complex.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark index and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective benchmark index, the Board recognized that IICO, or the Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and the Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the fund complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2019, approximately 17% of the Funds were in the top quartile of performance and 29% of the Funds were in the top two quartiles of performance and that short-term performance of such Funds were showing signs of improvement. Specifically, the report noted that 58% of the Funds were in the top two quartiles in the one-year period, and that 28% of all such Funds had improving performance in their one-year period. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were 3% over the average total expenses of their respective Broadridge Expense Group peers and 1% under the average total expenses for their Broadridge Expense Universe peers. The net management fees for the Funds were 2% over the average net management fees of their respective Broadridge Expense Group peers and 7% over the average net management fees for their Broadridge Expense Universes. The report also stated that, when compared to expenses from the prior year, net management fees deceased by 1.5%, while total expenses decreased by 1%.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated subadvisers and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

Ivy Distributors, Inc., the Ivy Variable Insurance Portfolios and the InvestEd Portfolios ("Ivy") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Ivy, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Ivy is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Ivy, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Ivy.

Information Collected

In order to tailor available financial products to your specific needs, Ivy may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Ivy may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Ivy may disclose information it collects from applications and other forms, as described above, we at Ivy also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Ivy may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Ivy has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Ivy and your financial advisor leaves Ivy to join a firm that has likewise entered the Protocol, Ivy may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Ivy, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1-888-923-3355 and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

(UNAUDITED)

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q and/or Form NPORT-EX. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

This page has been intentionally left blank

THE IVY VARIABLE INSURANCE PORTFOLIOS FAMILY

Global/International Portfolios

Global Equity Income

Global Growth

International Core Equity

Domestic Equity Portfolios

Core Equity

Growth

Mid Cap Growth

Small Cap Core

Small Cap Growth

Value

Fixed Income Portfolios

Corporate Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolio

Government Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate — Managed Volatility

Pathfinder Moderately Aggressive — Managed Volatility

Pathfinder Moderately Conservative — Managed Volatility

Science and Technology

Securian Real Estate Securities

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.



VARIABLE INSURANCE PORTFOLIOS

Annual Report

DECEMBER 31, 2019

Ivy Variable Insurance Portfolios

Core Equity	Class II
Corporate Bond	Class II
Global Bond	Class II
Global Equity Income	Class II
Global Growth	Class II
Limited-Term Bond	Class II
Securian Real Estate Securities	Class II
Value	Class II

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), you may not be receiving paper copies of the Fund's annual or semi-annual shareholder reports by mail, unless you specifically request paper copies of the reports from the insurance company that offers your variable annuity or variable life insurance contract or from your financial intermediary. Instead of delivering paper copies of the report, the insurance company may choose to make the reports available on a website, and will notify you by mail each time a shareholder report is posted and provide you with a website link to access the report. Instructions for requesting paper copies will be provided by your insurance company.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the insurance company or your financial intermediary electronically by following the instructions provided by the insurance company or by contacting your financial intermediary.

You may elect to receive all future Fund shareholder reports in paper free of charge from the insurance company. You can inform the insurance company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by following the instructions provided by the insurance company or by contacting your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your contract with the insurance company.

CONTENTS



Philip J. Sanders, CFA

DECEMBER 31, 2019 (UNAUDITED)

Dear Shareholder,

Following a sharp correction to end 2018, equity markets roared back during the fiscal year. The S&P 500 Index advanced more than 30% in 2019, and every sector posted gains. The rally had a pro-cyclical component, as information technology and communication services delivered the strongest sector returns, while energy and health care were the laggards.

The U.S. economy slowed in 2019, but remains in the longest economic expansion in U.S. history despite signs of global weakening. Waning benefits from U.S. fiscal stimulus, elevated inventory levels, Brexit chaos, a stronger U.S. dollar and the lagged effects of tighter monetary policy in places like the U.S. and China coalesced to weaken the pace of global growth. We believe some of those headwinds are reversing and could provide some lift to global growth in 2020.

Uncertainty around trade and the weakening of the global economy pressured the U.S. Federal Reserve (Fed) to reverse its policy during 2019. After projecting two rate hikes at the start of the fiscal year, the Fed cut interest rates three times in 2019, bringing the federal funds rate target range to 1.50–1.75%. Overall, we expect the Fed to leave rates unchanged throughout 2020.

Markets cheered the significant progress made toward a "phase one" U.S.-China trade deal in December, though we believe U.S. trade policy remains a wildcard and poses a threat to the current expansion. The uncertainty about the future of global trade created a significant slowing in the eurozone. In addition, uncertainty about the U.K.'s potential exit from the European Union triggered a further reduction in business confidence. The European Central Bank (ECB) announced additional easing in September, pushing interest rates further into negative territory and introducing another round of quantitative easing via bond purchases. While we believe average GDP growth in 2020 will be similar to the estimated 1.2% average in 2019, we expect the pace of eurozone growth to improve throughout 2020 on the back of a better global economy and reduced risks around trade and Brexit.

Emerging markets felt the effects of weak global trade in 2019, which led to disappointing economic growth overall. Despite near-term concerns and likely volatility across the global equity market, we believe the long-term fundamentals in emerging markets will continue to offer opportunities.

Looking ahead, we believe equities face intensifying headwinds as the pace of global growth slows and trade turmoil lingers. As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies are the ultimate drivers of long-term stock prices.

Economic Snapshot

	12/31/2019	12/31/2018
S&P 500 Index	3,230.78	2,506.85
MSCI EAFE Index	2,036.94	1,719.88
10-Year Treasury Yield	1.92%	2.69%
U.S. unemployment rate	3.5%	3.9%
30-year fixed mortgage rate	3.74%	4.55%
Oil price per barrel	$61.14	$45.41

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2019.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses for each share class. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses for each share class based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 in Notes to Financial Statements for further information.

(UNAUDITED)

Portfolio	Actual[1] Beginning Account Value 6-30-19	Actual[1] Ending Account Value 12-31-19	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 6-30-19	Hypothetical[2] Ending Account Value 12-31-19	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Core Equity							
Class II	$1,000	$ 1,110.70	$5.07	$1,000	$ 1,020.41	$4.85	0.95%
Corporate Bond							
Class II	$1,000	$ 1,034.10	$3.97	$1,000	$ 1,021.31	$3.94	0.77%
Global Bond							
Class II	$1,000	$1,024.50	$2.23	$1,000	$1,023.05	$2.23	0.43%
Global Equity Income							
Class II	$1,000	$1,083.20	$5.42	$1,000	$1,020.06	$5.25	1.02%
Global Growth							
Class II	$1,000	$1,067.40	$5.89	$1,000	$ 1,019.50	$5.76	1.13%
Limited-Term Bond							
Class II	$1,000	$ 1,011.10	$4.02	$1,000	$ 1,021.21	$4.04	0.79%
Securian Real Estate Securities							
Class II	$1,000	$ 1,074.70	$6.33	$1,000	$ 1,019.12	$ 6.16	1.21%
Value							
Class II	$1,000	$ 1,116.30	$5.29	$1,000	$ 1,020.18	$5.05	1.00%

**Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2019, and divided by 365.*

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustrations are based on ongoing costs only.

(UNAUDITED)



Erik R. Becker

Below, Erik R. Becker, CFA, portfolio manager of Ivy VIP Core Equity, discusses positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Becker has managed the Portfolio since 2006, and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019	
Ivy VIP Core Equity (Class II shares at net asset value)	31.09%
Benchmark and Morningstar Category	
S&P 500 Index (Generally reflects the performance of large- and medium-sized U.S. stocks)	31.49%
Morningstar Large Growth Category Average (Generally reflects the performance of the universe of portfolios with similar investment objectives)	31.90%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Key factors

The S&P 500 Index, the Portfolio's benchmark, advanced more than 31% for the fiscal year ended December 31, 2019, delivering the index's best performance since 2013, and the second best of the current, record-long cycle. The year was unique in that the market appreciation was accompanied by essentially no earnings growth for the market as a whole. That is, stocks were driven by investors' willingness to pay a higher price for a given earnings stream. It could also be that market participants, as a whole, expected a significant acceleration in the rate of earnings growth in the future.

The information technology sector was far and away the best performing sector for the year, increasing 50% as a group. The sector accounted for nearly 20% of the overall market; it generated nearly one-third of the benchmark's gain. Strong performance was driven by solid fundamentals, particularly for software and payments firms, as well as significant valuation expansion for some of the sectors largest constituents: Apple, Inc. and Microsoft Corporation.

The communication services and financials sectors also provided above-market returns for the year. Conversely, lagging sectors included energy and health care. While health care earnings growth exceeded the growth of the market, concerns around political risk heading into 2020 elections weighed on valuation for the sector. From a style perspective, growth significantly outperformed more value-oriented equities.

Contributors and detractors

Despite delivering a positive return, the Portfolio slightly lagged its benchmark and peer group for the period ended December 31, 2019. Individual stock selection within the financials sector was additive to performance, with Citigroup, Inc., The Blackstone Group, Inc. and S&P Global, Inc. providing a strong lift to the Portfolio. Sector selection also contributed to performance, particularly the decision to overweight information technology versus the benchmark. Cash was an offsetting negative for the year given the very strong equity market returns.

A notable laggard for the Portfolio was Boeing Company as delays mounted for the entry back into service for the 737 Max jet. Reentry into service for the airplane has been pushed back until the first quarter of 2020, as best we can tell, as the company continues to work to fix the flight control software. Without minimizing the tragic 737 Max crashes, we believe strongly in Boeing Company's ability to correct deficiencies in the flight control software and pilot training that led to the disasters. The company remains a duopoly player in a relatively high growth market for air travel with nearly 5,000 units in backlog – nearly nine years of production – which we believe should produce significant profits and cash flows leading to a higher share price. While we reduced our exposure to the company, we continue to hold a position in Boeing Company.

The Portfolio has continued to shift into more value-oriented names that should benefit from any growth stabilization/ improvement or even an extended period of moderate economic growth. Recent purchases, toward this end, include Cisco Systems, Inc. and Morgan Stanley, two companies trading well below historical valuation norms with attractive cash flow characteristics and strong buyback programs in place. We have also taken action based on the underperformance of the health care sector in 2019, which returned 21% for the period. We increased our stake in UnitedHealth Group, Inc. and Anthem, Inc. during the fourth quarter, while adding positions in CVS Health Corp. and Eli Lilly and Company.

Sector positioning is currently more balanced than other periods. We continue to be underweight the defensive sectors – utilities, real estate, consumer staples – given robust valuations in those stable groups.

Outlook

Many have argued, and we concur, that 2019 represented the third profits recession since the Great Financial Crisis. At present, consensus estimates suggest that the market anticipates aggregate earnings growth will accelerate in 2020 by slightly over 9%, which is certainly an improvement over no growth in 2019.

We think that industrials, information technology (the more cyclical areas within the sector), and commodity-sensitive industries should fare better as the global growth slowdown and trade-related inventory correction ultimately reverses in 2020. Global central banks have aggressively reduced short-term interest rates to stimulate business investment and risk-taking. That stated, we continue to be wary of the extent to which investors have pushed valuations higher in many of the stable and high-growth areas of the market that performed superbly as cyclical growth slowed in 2019.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Because the Portfolio is generally invested in a small number of stocks, the performance of any one security held by the Portfolio will have a greater impact than if the Portfolio were invested in a larger number of securities. Although larger companies tend to be less volatile than companies with smaller market capitalizations, returns on investments in securities of large capitalization companies could trail the returns on investments in securities of smaller companies. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the Portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Core Equity.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	99.5%
Information Technology	24.0%
Financials	17.7%
Communication Services	11.2%
Health Care	11.0%
Consumer Discretionary	10.8%
Industrials	10.1%
Consumer Staples	6.8%
Energy	2.9%
Materials	2.9%
Utilities	2.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.5%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Citigroup, Inc.	Financials	Other Diversified Financial Services
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Boeing Co. (The)	Industrials	Aerospace & Defense
TE Connectivity Ltd.	Information Technology	Electronic Manufacturing Services
Wal-Mart Stores, Inc.	Consumer Staples	Hypermarkets & Super Centers
Comcast Corp., Class A	Communication Services	Cable & Satellite
Alphabet, Inc., Class A	Communication Services	Interactive Media & Services

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



Ivy VIP Core Equity (Class II)(1)	$33,238
S&P 500 Index	$35,666

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class II
1-year period ended 12-31-19	31.09%
5-year period ended 12-31-19	9.26%
10-year period ended 12-31-19	12.76%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Cable & Satellite – 3.1%		
Charter Communications, Inc., Class A (A)	7	$ 3,571
Comcast Corp., Class A	416	18,706
		22,277
Interactive Home Entertainment – 1.7%		
Take-Two Interactive Software, Inc. (A)	101	12,345
Interactive Media & Services – 4.5%		
Alphabet, Inc., Class A (A)	14	18,575
Facebook, Inc., Class A (A)	69	14,112
		32,687
Movies & Entertainment – 1.9%		
Walt Disney Co. (The)	96	13,955
Total Communication Services – 11.2%		**81,264**
Consumer Discretionary		
Auto Parts & Equipment – 2.0%		
Aptiv plc	151	14,343
Automotive Retail – 1.8%		
AutoZone, Inc. (A)	11	13,312
Footwear – 2.0%		
NIKE, Inc., Class B	145	14,681
Internet & Direct Marketing Retail – 5.0%		
Alibaba Group Holding Ltd. ADR (A)	73	15,412
Amazon.com, Inc. (A)	11	20,326
		35,738
Total Consumer Discretionary – 10.8%		**78,074**
Consumer Staples		
Drug Retail – 0.9%		
CVS Caremark Corp.	90	6,710
Household Products – 1.6%		
Procter & Gamble Co. (The)	89	11,142
Hypermarkets & Super Centers – 4.3%		
Costco Wholesale Corp.	40	11,714
Wal-Mart Stores, Inc.	163	19,423
		31,137
Total Consumer Staples – 6.8%		**48,989**
Energy		
Oil & Gas Refining & Marketing – 1.2%		
Phillips 66	78	8,722
Oil & Gas Storage & Transportation – 1.7%		
Enterprise Products Partners L.P.	428	12,058
Total Energy – 2.9%		**20,780**

COMMON STOCKS (Continued)	Shares	Value
Financials		
Asset Management & Custody Banks – 2.4%		
Blackstone Group, Inc. (The), Class A	206	$ 11,501
KKR & Co.	209	6,082
		17,583
Financial Exchanges & Data – 2.0%		
S&P Global, Inc.	54	14,625
Insurance Brokers – 1.7%		
Aon plc	57	11,841
Investment Banking & Brokerage – 1.9%		
Morgan Stanley	264	13,475
Other Diversified Financial Services – 8.0%		
Citigroup, Inc.	295	23,549
Fidelity National Information Services, Inc.	78	10,796
JPMorgan Chase & Co.	167	23,339
		57,684
Property & Casualty Insurance – 1.7%		
Progressive Corp. (The)	172	12,452
Total Financials – 17.7%		**127,660**
Health Care		
Health Care Equipment – 4.2%		
Danaher Corp.	87	13,292
Zimmer Holdings, Inc.	114	17,103
		30,395
Managed Health Care – 4.1%		
Anthem, Inc.	42	12,826
UnitedHealth Group, Inc.	57	16,772
		29,598
Pharmaceuticals – 2.7%		
Eli Lilly and Co.	66	8,739
Zoetis, Inc.	82	10,912
		19,651
Total Health Care – 11.0%		**79,644**
Industrials		
Aerospace & Defense – 4.8%		
Boeing Co. (The)	61	19,870
Lockheed Martin Corp.	39	15,256
		35,126
Environmental & Facilities Services – 1.5%		
Waste Connections, Inc.	116	10,535
Railroads – 2.2%		
Norfolk Southern Corp.	53	10,234
Union Pacific Corp.	30	5,401
		15,635

COMMON STOCKS (Continued)	Shares	Value
Trading Companies & Distributors – 1.6%		
United Rentals, Inc. (A)	71	$ 11,829
Total Industrials – 10.1%		**73,125**
Information Technology		
Communications Equipment – 3.2%		
Cisco Systems, Inc.	252	12,073
Motorola, Inc.	69	11,042
		23,115
Data Processing & Outsourced Services – 4.3%		
Fiserv, Inc. (A)	136	15,672
MasterCard, Inc., Class A	52	15,462
		31,134
Electronic Manufacturing Services – 2.7%		
TE Connectivity Ltd.	205	19,615
Semiconductors – 3.6%		
Analog Devices, Inc.	122	14,484
Texas Instruments, Inc.	87	11,130
		25,614
Systems Software – 6.5%		
Microsoft Corp.	298	46,922
Technology Hardware, Storage & Peripherals – 3.7%		
Apple, Inc.	92	26,939
Total Information Technology – 24.0%		**173,339**
Materials		
Commodity Chemicals – 1.4%		
LyondellBasell Industries N.V., Class A	107	10,105
Specialty Chemicals – 1.5%		
Sherwin-Williams Co. (The)	19	10,913
Total Materials – 2.9%		**21,018**
Utilities		
Electric Utilities – 2.1%		
NextEra Energy, Inc.	63	15,207
Total Utilities – 2.1%		**15,207**
TOTAL COMMON STOCKS – 99.5%		**$719,100**
(Cost: $616,267)		
SHORT-TERM SECURITIES		
Money Market Funds (B) – 0.2%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550%	1,759	1,759
TOTAL SHORT-TERM SECURITIES – 0.2%		**$ 1,759**
(Cost: $1,759)		

SCHEDULE OF INVESTMENTS CORE EQUITY *(in thousands)*

DECEMBER 31, 2019

	Value
TOTAL INVESTMENT SECURITIES – 99.7%	$720,859
(Cost: $618,026)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%	2,416
NET ASSETS – 100.0%	$723,275

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 719,100	$—	$—
Short-Term Securities	1,759	—	—
Total	$720,859	$—	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Mark G. Beischel



Susan Regan

Below, Mark G. Beischel, CFA and Susan Regan, co-portfolio managers of Ivy VIP Corporate Bond, discuss positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Beischel has managed the Portfolio since April 2018 and has 26 years of industry experience. Ms. Regan has managed the Portfolio since April 2018 and has 32 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019	
Ivy VIP Corporate Bond (Class II shares at net asset value)	12.18%
Benchmark and Morningstar Category	
Bloomberg Barclays U.S. Credit Index (generally reflects the performance of securities representing the U.S. credit market)	13.80%
Morningstar Corporate Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	13.03%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Portfolio Performance

The Portfolio had a double-digit return, but underperformed its benchmark and Morningstar peer group category average for the year. The return was primarily driven by spreads tightening 53 basis points (bps) in the year, coupon income and a fall in U.S. Treasury yields.

Market Update

Calendar year 2019 saw strong returns across risk asset classes as trade tensions eased significantly between the U.S. and China, Brexit appeared headed toward a benign outcome and macro data strengthened. The S&P 500 returned an impressive 31.5% for the year.

Despite the improvements in the risk picture in 2019, U.S. Treasuries rallied with the 10-year yield falling 76 bps from 2.68% to 1.92%, while the yield on the 2-year U.S. Treasury fell 92 bps from 2.49% to 1.57%. Both were driven in part by the Federal Reserve (Fed) cutting rates a total of 75 bps during the fiscal year, lowering the federal funds rate range from 2.25-2.50% at the beginning of the fiscal year to 1.50-1.75% at fiscal year-end. The market is pricing in slightly more than 60% odds of one additional rate cut in 2020.

The yield curve steepened in the year with the difference between the 10-year U.S. Treasury note and the 2-year U.S. Treasury note rising 15 bps to 34 bps for the year, generally a sign the bond market is pricing in more robust future economic growth. However, in August 2019 this measure of the yield curve inverted briefly, and while inversion has been a reliable predictor of recession in the past, the lead time can be long and variable.

The spread on the Portfolio's benchmark, the Bloomberg Barclays U.S. Credit Index, tightened from 143 bps to 90 bps at fiscal year-end, marking the tightest level for the index since early 2018. High yield delivered solid gains of 14.32% for the year due to carry and spread tightening, as the spread on the high yield index tightened 190 bps to 336 bps during the fiscal year. Surprisingly, it was the highest rating category of high yield that led returns – BB, B and CCC credits returned 15.51%, 14.80% and 9.52% for the fiscal year, respectively. CCC lagged the higher rated categories through the summer and fall, but staged a large rally in December relative to B and BB categories.

Debt growth in the investment grade universe, excluding the volatile commodity sectors, slowed to 4.3% in the third quarter of 2019 compared to last year, its slowest pace since 2011. The same universe saw a slowdown in EBITDA growth to 2%, resulting in leverage of 3.1-times, flat sequentially, and up 0.1-time year over year.

Despite concerns over the BBB space, BBB leverage declined 0.1-time year over year to 3.6-times, while A-rated company leverage increased 0.3-time year over year to 2.5-times at fiscal year-end. This is consistent with the trend in the earnings payout ratio (the proportion of EBITDA used for dividends and share repurchases) where BBB-rated issuers payout ratio declined 4% year over year to 30%, while the payout ratio for A-rated issuers rose 3% to approximately 55%. Thus, while credit trends were roughly stable at extremely weak levels, the trend worsened for the A-rated space and BBB saw modest improvement at fiscal year-end.

For the year, gross issuance was nearly $1.3 trillion, a 7% increase year over year, while net issuance was $356 billion up 5% year over year. BBB-rated issuance was 43% of gross issuance in 2019, in line with 2018 levels. Long-duration issuance increased during the year with 58% of issuance longer than six years, relative to 54% in 2018 as low rates encourage longer duration issuance.

Portfolio Positioning

The Portfolio's duration rose slightly during the year but not to the degree of the benchmark and the Portfolio remained modestly below the benchmark's duration of 7.6 years at fiscal year-end. Higher duration means higher price volatility for a given change in spreads as well as interest rates.

During the year, the Portfolio increased its allocation to A-rated credits, at the expense of the Portfolio's exposure to BBB, AA and BB rated credits. The largest changes in sector positioning were increases in the consumer non-cyclical and industrial sectors and decreases in the financial and utility sectors.

Outlook

The principal risk of 2019 was trade policy, and given the likelihood of a trade deal in January 2020, we think this risk has abated. Replacing this risk is the 2020 U.S. presidential election, as the two political parties have starkly different candidates and policies that could dramatically impact risk assets. Additionally, we believe the Fed is less likely to be a material driver of risk assets in either direction in 2020 since expectations are either for one rate cut, or none. While we expect the Fed to remain "on hold" for 2020, rate cuts are possible if the macro picture worsens.

The final quarter of the fiscal year saw a notable change in high yield as CCC credits began to outperform higher rated high yield in December. While this bodes well for staving off a larger uptick in the default rate, we believe some of these companies and capital structures are broken and will need restructuring. We think an increase in the default rate is likely in 2020, although we don't expect recession-level defaults.

The technical backdrop for spreads remains very positive. We expect net supply of investment-grade issuance in 2020 to be materially lower than 2019 due to smaller merger and acquisition volume, lessening leveraging trends and higher maturities in 2020. However, we expect a higher amount of total fixed income issuance principally from U.S. deficit funding. On the demand side, trends are modestly supportive of spreads. Mutual fund flows remain robust and are likely to continue, but demand may be reduced due to yield compression. Additionally, foreign demand is likely to remain strong given the yield gap between U.S. investment grade yields and those found in foreign countries.

We believe spreads will widen in 2020 as valuations are near historically tight levels, particularly when adjusting for declining credit fundamentals and increasing duration. One potential catalyst would be if rating agency action turns more negative. The agencies have been very lenient with companies pushing the envelope on leverage or failing to hit deleveraging targets. While the timing of such a change is hard to anticipate, this leniency is appearing in financial media and the political realm, which may catalyze rating action. As it stands, 2019 saw deterioration in the upgrade-to-downgrade ratio in investment grade, which was 1.46 in 2018 for Moody's, dropping to 1.25 for 2019, and 1.07 in fourth quarter 2019.

Given our expectation for modest widening of spreads in 2020, we believe our conservative positioning relative to the benchmark is appropriate.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Portfolio may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Corporate Bond.

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Bonds	**96.8%**
Corporate Debt Securities	93.2%
Asset-Backed Securities	1.6%
Municipal Bonds – Taxable	1.2%
Other Government Securities	0.5%
United States Government Agency Obligations	0.2%
Mortgage-Backed Securities	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.2%

Quality Weightings

Investment Grade	**96.5%**
AAA	2.3%
AA	11.0%
A	34.6%
BBB	48.6%
Non-Investment Grade	**0.3%**
BB	0.2%
Non-rated	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.2%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT CORPORATE BOND



	Ivy VIP Corporate Bond (Class II)[1]	$14,671
	Bloomberg Barclays U.S. Credit Index	$16,790

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class II
1-year period ended 12-31-19	12.18%
5-year period ended 12-31-19	3.60%
10-year period ended 12-31-19	3.91%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

DECEMBER 31, 2019

ASSET-BACKED SECURITIES

	Principal	Value
AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust, 3.500%, 5-26-22	$ 1,320	$ 1,356
Air Canada Enhanced Equipment Trust, Series 2015-2, Class AA, 3.750%, 12-15-27 (A)	831	881
American Airlines Class AA Pass-Through Certificates, Series 2016-2, 3.200%, 6-15-28	1,615	1,660
American Airlines, Inc. Pass-Through Certificates, Series 2016-1, Class AA, 3.575%, 1-15-28	857	899
American Airlines, Inc. Pass-Through Certificates, Series 2017-1, Class AA, 3.650%, 2-15-29	2,191	2,307
United Airlines Pass-Through Certificates, Series 2016-AA, 3.100%, 7-7-28	2,639	2,702
TOTAL ASSET-BACKED SECURITIES – 1.6%		**$9,805**

(Cost: $9,336)

CORPORATE DEBT SECURITIES

Communication Services

	Principal	Value
Cable & Satellite – 1.2%		
Charter Communications Operating LLC and Charter Communications Operating Capital Corp., 4.464%, 7-23-22	1,000	1,050
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
3.900%, 3-1-38	500	553
4.600%, 10-15-38	1,125	1,338
Comcast Corp. (GTD by Comcast Cable Communications LLC and NBCUniversal Media LLC), 3.250%, 11-1-39	3,875	3,926
		6,867
Integrated Telecommunication Services – 2.5%		
AT&T, Inc.:		
3.950%, 1-15-25	1,000	1,072
2.950%, 7-15-26	2,000	2,037
4.350%, 3-1-29	3,500	3,888
Verizon Communications, Inc.:		
4.500%, 8-10-33	3,500	4,084
5.250%, 3-16-37	1,250	1,566
4.812%, 3-15-39	1,684	2,028
		14,675
Interactive Home Entertainment – 0.5%		
Activision Blizzard, Inc., 2.300%, 9-15-21	3,145	3,161
Movies & Entertainment – 0.5%		
Walt Disney Co. (The), 4.125%, 6-1-44	2,574	3,030

CORPORATE DEBT SECURITIES
(Continued)

	Principal	Value
Publishing – 0.3%		
Thomson Reuters Corp., 5.850%, 4-15-40	$1,500	$ 1,779
Wireless Telecommunication Service – 1.0%		
Crown Castle Towers LLC, 3.663%, 5-15-25 (A)	2,450	2,541
Sprint Spectrum L.P., 3.360%, 9-20-21 (A)	1,531	1,545
Vodafone Group plc, 4.125%, 5-30-25	2,000	2,170
		6,256
Total Communication Services – 6.0%		**35,768**

Consumer Discretionary

	Principal	Value
Auto Parts & Equipment – 0.3%		
Lear Corp., 3.800%, 9-15-27	1,750	1,766
Automobile Manufacturers – 0.2%		
General Motors Co., 5.000%, 10-1-28	1,250	1,360
Casinos & Gaming – 0.3%		
Las Vegas Sands Corp., 3.500%, 8-18-26	1,600	1,644
Education Services – 0.1%		
University of Southern California, 3.028%, 10-1-39	500	502
Footwear – 1.0%		
NIKE, Inc., 3.875%, 11-1-45	5,500	6,232
Home Improvement Retail – 0.6%		
Home Depot, Inc. (The), 4.200%, 4-1-43	2,800	3,240
Hotels, Resorts & Cruise Lines – 0.9%		
Royal Caribbean Cruises Ltd.:		
2.650%, 11-28-20	1,875	1,885
3.700%, 3-15-28	3,500	3,597
		5,482
Restaurants – 0.3%		
Starbucks Corp., 4.450%, 8-15-49	1,500	1,734
Total Consumer Discretionary – 3.7%		**21,960**

Consumer Staples

	Principal	Value
Brewers – 1.5%		
Anheuser-Busch Inbev Finance, Inc. (GTD by AB INBEV/BBR/COB), 4.700%, 2-1-36	6,750	7,785
Molson Coors Brewing Co., 2.250%, 3-15-20	1,000	1,000
		8,785

CORPORATE DEBT SECURITIES
(Continued)

	Principal	Value
Distillers & Vintners – 0.2%		
Constellation Brands, Inc., 2.650%, 11-7-22	$1,000	$ 1,014
Drug Retail – 1.0%		
CVS Health Corp.:		
2.800%, 7-20-20	75	75
4.100%, 3-25-25	2,500	2,682
3.250%, 8-15-29	1,875	1,903
5.050%, 3-25-48	1,000	1,181
		5,841
Household Products – 0.3%		
Procter & Gamble Co. (The), 2.700%, 2-2-26	2,000	2,081
Hypermarkets & Super Centers – 0.4%		
Walmart, Inc., 4.050%, 6-29-48	2,250	2,658
Packaged Foods & Meats – 2.3%		
General Mills, Inc., 3.200%, 4-16-21	4,045	4,117
Mars, Inc.:		
3.200%, 4-1-30 (A)	1,625	1,719
3.950%, 4-1-49 (A)	1,000	1,128
Nestle Holdings, Inc., 3.900%, 9-24-38 (A)	3,500	3,948
Smithfield Foods, Inc.:		
2.650%, 10-3-21 (A)	1,250	1,242
3.350%, 2-1-22 (A)	1,500	1,504
		13,658
Personal Products – 0.3%		
Estee Lauder Co., Inc. (The), 3.125%, 12-1-49	2,000	1,994
Soft Drinks – 0.7%		
Keurig Dr Pepper, Inc., 4.057%, 5-25-23	2,125	2,240
PepsiCo, Inc., 3.375%, 7-29-49	1,875	1,960
		4,200
Tobacco – 1.5%		
Altria Group, Inc. (GTD by Philip Morris USA, Inc.):		
3.490%, 2-14-22	1,830	1,883
2.850%, 8-9-22	2,550	2,598
Imperial Brands Finance plc, 3.125%, 7-26-24 (A)	2,700	2,726
Philip Morris International, Inc., 2.875%, 5-1-24	1,900	1,954
		9,161
Total Consumer Staples – 8.2%		**49,392**

DECEMBER 31, 2019

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Energy		
Oil & Gas Equipment & Services – 0.9%		
Baker Hughes, a GE Co. LLC and Baker Hughes Co-Obligor, Inc.:		
2.773%, 12-15-22	$3,000	$3,059
3.337%, 12-15-27	2,000	2,085
		5,144
Oil & Gas Exploration & Production – 2.1%		
BP Capital Markets plc (GTD by BP plc):		
3.216%, 11-28-23	1,500	1,562
3.814%, 2-10-24	3,000	3,200
Canadian Natural Resources Ltd.,		
3.850%, 6-1-27	5,500	5,861
ConocoPhillips Co. (GTD by ConocoPhillips),		
4.150%, 11-15-34	218	244
EQT Corp.,		
3.000%, 10-1-22 (B)	1,450	1,424
		12,291
Oil & Gas Refining & Marketing – 0.3%		
Phillips 66 (GTD by Phillips 66 Co.) (3-Month U.S. LIBOR plus 60 bps),		
2.517%, 2-26-21 (C)	2,000	2,000
Oil & Gas Storage & Transportation – 5.6%		
Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.),		
4.450%, 7-15-27	2,000	2,068
Cameron LNG LLC,		
3.302%, 1-15-35 (A)	1,700	1,713
Colonial Pipeline Co.,		
4.250%, 4-15-48 (A)	1,000	1,117
Colorado Interstate Gas Co.,		
4.150%, 8-15-26 (A)	1,000	1,049
Enbridge, Inc. (GTD by Enbridge Energy Partners L.P. and Spectra Energy Partners L.P.),		
3.125%, 11-15-29	1,825	1,845
Energy Transfer Partners L.P.:		
4.200%, 4-15-27	2,000	2,092
6.000%, 6-15-48	1,000	1,164
EQT Midstream Partners L.P.,		
4.750%, 7-15-23	1,000	1,003
Kinder Morgan, Inc.,		
5.550%, 6-1-45	1,000	1,195
Midwest Connector Capital Co. LLC,		
3.900%, 4-1-24 (A)	1,400	1,470
Plains All American Pipeline L.P. and PAA Finance Corp.:		
3.600%, 11-1-24	1,031	1,060
4.500%, 12-15-26	1,750	1,862
Sabal Trail Transmission LLC,		
4.246%, 5-1-28 (A)	2,500	2,725
Sabine Pass Liquefaction LLC,		
4.200%, 3-15-28	1,500	1,588
Sunoco Logistics Partners Operations L.P. (GTD by Energy Transfer Partners L.P.),		
4.000%, 10-1-27	2,000	2,067

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.),		
4.400%, 4-1-21	$ 500	$ 512
Tennessee Gas Pipeline Co.,		
7.000%, 3-15-27	2,000	2,486
TransCanada Corp.,		
5.100%, 3-15-49	3,000	3,650
Transcontinental Gas Pipe Line Co. LLC,		
4.600%, 3-15-48	1,000	1,093
Williams Partners L.P.,		
4.850%, 3-1-48	1,750	1,910
		33,669
Total Energy – 8.9%		53,104
Financials		
Asset Management & Custody Banks – 1.3%		
BlackRock, Inc.,		
3.250%, 4-30-29	1,900	2,037
Blackstone Holdings Finance Co. LLC,		
2.500%, 1-10-30 (A)	1,875	1,849
Brookfield Finance, Inc. (GTD by Brookfield Asset Management, Inc.),		
4.700%, 9-20-47	500	573
Owl Rock Capital Corp.:		
5.250%, 4-15-24	675	716
4.000%, 3-30-25	1,025	1,028
State Street Corp.,		
4.375%, 3-7-21	1,250	1,287
		7,490
Consumer Finance – 1.4%		
American Express Credit Corp.,		
2.200%, 3-3-20	2,000	2,000
Capital One Financial Corp.,		
3.750%, 7-28-26	1,000	1,052
Experian Finance plc,		
2.750%, 3-8-30 (A)	2,000	1,967
Ford Motor Credit Co. LLC:		
5.875%, 8-2-21	1,500	1,570
3.810%, 1-9-24	1,500	1,522
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.),		
3.200%, 7-6-21	500	507
		8,618
Diversified Banks – 9.3%		
Banco Santander S.A.,		
3.500%, 4-11-22	1,250	1,283
Bank of America Corp.:		
2.503%, 10-21-22	4,000	4,039
4.244%, 4-24-38	2,000	2,301
Bank of America Corp. (3-Month U.S. LIBOR plus 77 bps),		
2.661%, 2-5-26 (C)	4,000	3,997

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Diversified Banks (Continued)		
Bank of New York Mellon Corp. (The),		
3.550%, 9-23-21	$ 1,250	$ 1,284
BB&T Corp.:		
2.050%, 5-10-21	1,000	1,002
2.750%, 4-1-22	3,500	3,561
Citizens Bank N.A.,		
3.250%, 2-14-22	1,050	1,076
Commonwealth Bank of Australia,		
2.000%, 9-6-21 (A)	1,500	1,503
Danske Bank A.S.,		
2.700%, 3-2-22 (A)	1,500	1,511
Fifth Third Bank N.A.:		
2.250%, 6-14-21	500	502
3.350%, 7-26-21	1,500	1,533
HSBC Holdings plc,		
3.803%, 3-11-25	2,250	2,360
Huntington Bancshares, Inc.,		
2.300%, 1-14-22	500	502
ING Groep N.V.,		
3.550%, 4-9-24	1,325	1,387
KeyBank N.A.,		
3.300%, 2-1-22	750	770
Korea Development Bank,		
3.000%, 3-19-22	1,125	1,146
Mitsubishi UFJ Financial Group, Inc.:		
2.998%, 2-22-22	500	510
3.218%, 3-7-22	2,000	2,048
Mizuho Financial Group, Inc.,		
2.953%, 2-28-22	3,000	3,054
Royal Bank of Canada,		
3.200%, 4-30-21	3,000	3,053
Santander Holdings USA, Inc.,		
3.400%, 1-18-23	2,500	2,562
Toronto-Dominion Bank,		
3.250%, 3-11-24	1,875	1,962
U.S. Bancorp,		
3.375%, 2-5-24	1,000	1,049
U.S. Bank N.A.,		
3.450%, 11-16-21	7,000	7,206
Wells Fargo & Co.:		
2.100%, 7-26-21	1,000	1,001
3.069%, 1-24-23	1,500	1,531
4.150%, 1-24-29	1,000	1,113
Westpac Banking Corp.,		
2.000%, 8-19-21	1,000	1,001
		55,847
Diversified Capital Markets – 0.3%		
Credit Suisse Group AG,		
3.574%, 1-9-23 (A)	2,000	2,054
Financial Exchanges & Data – 0.9%		
Intercontinental Exchange, Inc.,		
4.250%, 9-21-48	2,750	3,272
S&P Global, Inc.,		
3.250%, 12-1-49	2,000	2,040
		5,312

CORPORATE BOND *(in thousands)*

DECEMBER 31, 2019

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Insurance Brokers – 0.8%		
Marsh & McLennan Cos., Inc.:		
3.500%, 12-29-20	$1,000	$ 1,015
2.750%, 1-30-22	2,000	2,031
Willis North America, Inc.,		
2.950%, 9-15-29	1,700	1,682
		4,728
Investment Banking & Brokerage – 3.1%		
Credit Suisse Group Funding (Guernsey) Ltd.,		
3.125%, 12-10-20	1,000	1,009
Daiwa Securities Group, Inc.,		
3.129%, 4-19-22 (A)	1,000	1,019
Goldman Sachs Group, Inc. (The):		
3.000%, 4-26-22	1,000	1,012
2.905%, 7-24-23	1,000	1,018
3.272%, 9-29-25	2,500	2,586
3.500%, 11-16-26	2,000	2,102
4.017%, 10-31-38	1,500	1,626
Morgan Stanley,		
3.875%, 1-27-26	6,000	6,439
Morgan Stanley (3-Month U.S. LIBOR plus 140 bps),		
3.336%, 10-24-23 (C)	1,500	1,532
		18,343
Life & Health Insurance – 3.4%		
Aflac, Inc.,		
4.750%, 1-15-49	750	911
MetLife Global Funding I,		
1.950%, 9-15-21 (A)	2,000	2,001
Metropolitan Life Insurance Co.,		
3.450%, 10-9-21 (A)	3,000	3,083
New York Life Global Funding,		
2.900%, 1-17-24 (A)	5,500	5,671
Northwestern Mutual Life Insurance Co. (The),		
3.850%, 9-30-47 (A)	3,000	3,152
Principal Life Global Funding II,		
3.000%, 4-18-26 (A)	1,000	1,033
Protective Life Global Funding:		
2.262%, 4-8-20 (A)	2,500	2,502
2.700%, 11-25-20 (A)	1,000	1,006
Sumitomo Life Insurance Co.,		
4.000%, 9-14-77 (A)	1,000	1,056
		20,415
Other Diversified Financial Services – 3.4%		
Citigroup, Inc.:		
2.700%, 3-30-21	3,000	3,028
3.500%, 5-15-23	2,000	2,081
3.980%, 3-20-30	3,875	4,236
JPMorgan Chase & Co.:		
2.700%, 5-18-23	3,000	3,060
3.220%, 3-1-25	6,000	6,216
3.540%, 5-1-28	1,500	1,592
		20,213
Property & Casualty Insurance – 0.6%		
Aon Corp. (GTD by Aon plc),		
3.750%, 5-2-29	3,500	3,746

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Regional Banks – 1.3%		
PNC Bank N.A.:		
2.450%, 11-5-20	$ 264	$ 266
3.300%, 10-30-24	1,000	1,051
PNC Financial Services Group, Inc. (The):		
2.600%, 7-23-26	1,875	1,898
3.450%, 4-23-29	2,000	2,132
SunTrust Banks, Inc.,		
3.200%, 4-1-24	2,500	2,599
		7,946
Reinsurance – 0.3%		
Reinsurance Group of America, Inc.,		
3.900%, 5-15-29	1,700	1,812
Specialized Finance – 0.8%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
4.420%, 6-15-21 (A)	3,000	3,086
8.100%, 7-15-36 (A)	1,500	1,969
		5,055
Total Financials – 26.9%		161,579
Health Care		
Biotechnology – 1.3%		
Amgen, Inc.:		
2.200%, 5-11-20	2,000	2,002
3.875%, 11-15-21	2,500	2,578
3.625%, 5-22-24	1,500	1,585
4.950%, 10-1-41	1,500	1,782
		7,947
Health Care Distributors – 0.4%		
McKesson Corp.,		
3.650%, 11-30-20	2,500	2,535
Health Care Equipment – 0.9%		
Becton Dickinson & Co.,		
2.894%, 6-6-22	3,000	3,049
Boston Scientific Corp.,		
4.550%, 3-1-39	1,875	2,200
		5,249
Health Care Facilities – 0.3%		
HCA, Inc. (GTD by HCA Holdings, Inc.),		
4.125%, 6-15-29	1,675	1,775
Health Care Services – 0.4%		
Cigna Corp.,		
3.400%, 9-17-21	2,500	2,558
Health Care Supplies – 0.9%		
Abbott Laboratories:		
3.400%, 11-30-23	700	736
4.750%, 11-30-36	3,000	3,744
Shire Acquisitions Investments Ireland Designated Activity Co.,		
2.400%, 9-23-21	1,000	1,005
		5,485

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Life Sciences Tools & Services – 0.3%		
PerkinElmer, Inc.,		
3.300%, 9-15-29	$ 1,700	$ 1,734
Managed Health Care – 1.3%		
Humana, Inc.,		
2.900%, 12-15-22	5,000	5,092
UnitedHealth Group, Inc.,		
3.500%, 2-15-24	2,500	2,637
		7,729
Pharmaceuticals – 3.6%		
AbbVie, Inc.:		
2.600%, 11-21-24 (A)	1,800	1,810
4.400%, 11-6-42	1,800	1,943
Bayer U.S. Finance II LLC,		
4.375%, 12-15-28 (A)	3,500	3,816
Bayer U.S. Finance LLC,		
3.000%, 10-8-21 (A)	1,500	1,519
Bristol-Myers Squibb Co.,		
2.900%, 7-26-24 (A)	1,875	1,934
Elanco Animal Health, Inc.,		
3.912%, 8-27-21	1,250	1,282
Perrigo Finance Unlimited Co. (GTD by Perrigo Co. plc),		
3.500%, 3-15-21	1,000	1,009
Pfizer, Inc.,		
3.900%, 3-15-39	3,500	3,943
Zoetis, Inc.:		
3.900%, 8-20-28	1,500	1,626
4.700%, 2-1-43	2,000	2,376
		21,258
Total Health Care – 9.4%		56,270
Industrials		
Aerospace & Defense – 3.0%		
BAE Systems Holdings, Inc.,		
3.850%, 12-15-25 (A)	1,500	1,591
Boeing Co. (The):		
1.650%, 10-30-20	500	499
3.750%, 2-1-50	3,375	3,577
L3Harris Technologies, Inc.:		
3.850%, 12-15-26 (A)	500	536
4.400%, 6-15-28 (A)	3,000	3,340
4.400%, 6-15-28	1,250	1,392
Northrop Grumman Corp.:		
3.250%, 1-15-28	2,250	2,345
4.030%, 10-15-47	3,000	3,345
Rockwell Collins, Inc.,		
2.800%, 3-15-22	1,500	1,526
		18,151
Agricultural & Farm Machinery – 0.2%		
CNH Industrial N.V.,		
3.850%, 11-15-27	1,000	1,043
Air Freight & Logistics – 0.3%		
FedEx Corp.,		
3.100%, 8-5-29	2,000	1,996

CORPORATE BOND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Airlines – 0.7%		
Aviation Capital Group Corp.,		
2.875%, 1-20-22 (A)	$3,000	$ 3,021
Sydney Airport Finance,		
3.625%, 4-28-26 (A)	1,000	1,047
		4,068
Building Products – 0.3%		
Allegion plc,		
3.500%, 10-1-29	1,700	1,728
Environmental & Facilities Services – 1.4%		
Waste Connections, Inc.,		
3.500%, 5-1-29	4,000	4,233
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.):		
4.100%, 3-1-45	2,500	2,801
4.150%, 7-15-49	1,000	1,141
		8,175
Industrial Machinery – 0.3%		
Roper Technologies, Inc.,		
2.950%, 9-15-29	2,000	2,017
Railroads – 0.8%		
Burlington Northern Santa Fe LLC,		
4.550%, 9-1-44	1,000	1,189
Kansas City Southern,		
4.300%, 5-15-43	1,475	1,605
Union Pacific Corp.,		
3.550%, 8-15-39	1,875	1,943
		4,737
Research & Consulting Services – 1.0%		
RELX Capital, Inc. (GTD by RELX plc),		
4.000%, 3-18-29	1,875	2,034
Verisk Analytics, Inc.,		
4.125%, 3-15-29	3,950	4,332
		6,366
Total Industrials – 8.0%		48,281
Information Technology		
Application Software – 0.2%		
NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC,		
4.300%, 6-18-29 (A)	925	999
Communications Equipment – 0.5%		
Motorola Solutions, Inc.,		
4.600%, 5-23-29	2,825	3,080
Data Processing & Outsourced Services – 2.2%		
Broadridge Financial Solutions, Inc.,		
2.900%, 12-1-29	2,000	1,997
Fiserv, Inc.,		
3.500%, 7-1-29	2,425	2,545
PayPal Holdings, Inc.,		
2.650%, 10-1-26	3,375	3,419
Visa, Inc.:		
2.800%, 12-14-22	3,000	3,085
3.650%, 9-15-47	2,000	2,255
		13,301

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electronic Components – 0.3%		
Maxim Integrated Products, Inc.,		
3.450%, 6-15-27	$ 1,700	$ 1,749
Electronic Equipment & Instruments – 0.5%		
Keysight Technologies, Inc.,		
4.600%, 4-6-27	2,500	2,770
IT Consulting & Other Services – 0.4%		
International Business Machines Corp.,		
3.000%, 5-15-24	2,625	2,718
Semiconductor Equipment – 0.3%		
Lam Research Corp.,		
3.750%, 3-15-26	1,875	2,008
Semiconductors – 2.7%		
Broadcom, Inc.,		
3.125%, 4-15-21 (A)	1,417	1,434
Intel Corp.:		
2.450%, 11-15-29	1,950	1,942
4.000%, 12-15-32	1,500	1,746
4.100%, 5-19-46	4,000	4,604
QUALCOMM, Inc.:		
4.800%, 5-20-45	500	611
4.300%, 5-20-47	1,500	1,715
Texas Instruments, Inc.,		
3.875%, 3-15-39	3,500	3,947
		15,999
Systems Software – 0.8%		
Microsoft Corp.,		
3.500%, 2-12-35	4,500	4,947
Technology Hardware, Storage & Peripherals – 1.4%		
Apple, Inc.:		
2.400%, 5-3-23	4,000	4,066
4.500%, 2-23-36	2,500	3,031
NetApp, Inc.,		
3.375%, 6-15-21	1,038	1,055
		8,152
Total Information Technology – 9.3%		55,723
Materials		
Diversified Metals & Mining – 0.3%		
Anglo American Capital plc,		
3.750%, 4-10-22 (A)	1,500	1,539
Specialty Chemicals – 0.4%		
Methanex Corp.,		
5.250%, 3-1-22	2,404	2,526
Total Materials – 0.7%		4,065
Real Estate		
Hotel & Resort REITs – 0.6%		
Hospitality Properties Trust,		
3.950%, 1-15-28	3,700	3,606
Industrial REITs – 0.1%		
Aircastle Ltd.,		
5.500%, 2-15-22	598	636

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized REITs – 3.8%		
American Tower Corp.:		
3.070%, 3-15-23 (A)	$ 1,500	$ 1,519
3.000%, 6-15-23	2,500	2,559
4.400%, 2-15-26	1,000	1,091
3.700%, 10-15-49	1,875	1,862
American Tower Trust I,		
3.652%, 3-23-28 (A)	1,000	1,044
Crown Castle International Corp.:		
2.250%, 9-1-21	500	502
5.250%, 1-15-23	1,027	1,115
3.200%, 9-1-24	1,250	1,292
4.000%, 3-1-27	2,000	2,157
CubeSmart L.P. (GTD by CubeSmart):		
4.375%, 2-15-29	1,375	1,508
3.000%, 2-15-30	1,125	1,111
Equinix, Inc.,		
3.200%, 11-18-29	1,700	1,706
Public Storage, Inc.,		
3.385%, 5-1-29	1,500	1,591
Ventas Realty L.P. (GTD by Ventas, Inc.):		
2.650%, 1-15-25	1,875	1,888
4.875%, 4-15-49	1,500	1,761
		22,706
Total Real Estate – 4.5%		26,948
Utilities		
Electric Utilities – 4.9%		
AEP Transmission Co. LLC,		
4.250%, 9-15-48	1,500	1,718
Ameren Illinois Co.,		
3.250%, 3-15-50	1,525	1,539
CenterPoint Energy, Inc.,		
4.250%, 11-1-28	5,000	5,423
Commonwealth Edison Co.,		
3.650%, 6-15-46	3,000	3,176
Consumers Energy Co.,		
4.350%, 4-15-49	1,500	1,815
Duke Energy Carolinas LLC,		
3.750%, 6-1-45	1,625	1,748
Duke Energy Indiana LLC,		
3.750%, 5-15-46	1,000	1,071
Entergy Arkansas, Inc.,		
4.000%, 6-1-28	1,800	1,951
Florida Power & Light Co.,		
3.990%, 3-1-49	1,875	2,145
Kansas City Power & Light Co.,		
4.200%, 3-15-48	1,000	1,143
National Rural Utilities Cooperative Finance Corp.,		
4.400%, 11-1-48	2,000	2,395
Southern California Edison Co.,		
4.125%, 3-1-48	1,525	1,624
Virginia Electric and Power Co., Series B,		
4.600%, 12-1-48	1,500	1,833
Wisconsin Electric Power Co.:		
4.250%, 6-1-44	250	280
4.300%, 10-15-48	1,250	1,465
		29,326

CORPORATE DEBT SECURITIES
(Continued)

	Principal	Value
Gas Utilities – 0.3%		
Southern California Gas Co., 4.300%, 1-15-49	$1,500	$ 1,707
Independent Power Producers & Energy Traders – 0.3%		
Black Hills Corp., 4.350%, 5-1-33	2,000	2,216
Multi-Utilities – 1.6%		
Baltimore Gas and Electric Co., 4.250%, 9-15-48	1,500	1,711
Berkshire Hathaway Energy Co., 2.800%, 1-15-23	1,500	1,535
Dominion Resources, Inc., 2.750%, 1-15-22	3,000	3,042
Public Service Electric and Gas Co.:		
1.900%, 3-15-21	2,000	2,007
2.250%, 9-15-26	1,500	1,485
		9,780
Water Utilities – 0.5%		
American Water Capital Corp., 4.150%, 6-1-49	2,500	2,823
Total Utilities – 7.6%		45,852
TOTAL CORPORATE DEBT SECURITIES – 93.2%		$558,942
(Cost: $531,404)		

MORTGAGE-BACKED SECURITIES

	Principal	Value
Non-Agency REMIC/CMO – 0.1%		
MASTR Adjustable Rate Mortgages Trust, Series 2005-1, Class B1 (Mortgage spread to 10-year U.S. Treasury index), 4.048%, 3-25-35 (C)	947	787
Structured Adjustable Rate Mortgage Trust, Mortgage Pass-Through Certificates, Series 2004-1, Class B2-II (Mortgage spread to 3-year U.S. Treasury index), 4.451%, 2-25-34 (C)	5	—*
		787
TOTAL MORTGAGE-BACKED SECURITIES – 0.1%		$ 787
(Cost: $948)		

MUNICIPAL BONDS – TAXABLE

	Principal	Value
New York – 0.7%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3-1-29 (A)	$3,005	$ 4,011
Ohio – 0.4%		
OH State Univ, Gen Receipts Bonds (Multiyear Debt Issuance Prog), Ser 2016A, 3.798%, 12-1-46	2,000	2,224
Pennsylvania – 0.1%		
Cmnwlth of PA, GO Bonds, Third Ser B of 2010 (Federally Taxable – Build America Bonds), 4.750%, 7-15-22	750	762
TOTAL MUNICIPAL BONDS – TAXABLE – 1.2%		$6,997
(Cost: $5,763)		

OTHER GOVERNMENT SECURITIES (D)

	Principal	Value
Canada – 0.5%		
Province de Quebec, 7.140%, 2-27-26	2,500	3,111
TOTAL OTHER GOVERNMENT SECURITIES – 0.5%		$ 3,111
(Cost: $2,696)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.2%		
Tennessee Valley Authority, 2.875%, 2-1-27	1,000	1,049
Mortgage-Backed Obligations – 0.0%		
Government National Mortgage Association Agency REMIC/CMO, 0.004%, 6-17-45 (E)	11	—*
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.2%		$1,049
(Cost: $1,002)		

SHORT-TERM SECURITIES

	Shares	Value
Money Market Funds (G) – 2.5%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 1.550% (F)	474	$ 474
State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550%	14,484	14,484
		14,958
TOTAL SHORT-TERM SECURITIES – 2.5%		$ 14,958
(Cost: $14,958)		
TOTAL INVESTMENT SECURITIES – 99.3%		$595,649
(Cost: $566,107)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		4,153
NET ASSETS – 100.0%		$599,802

CORPORATE BOND *(in thousands)*

DECEMBER 31, 2019

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2019 the total value of these securities amounted to $88,930 or 14.8% of net assets.

(B) All or a portion of securities with an aggregate value of $463 are on loan.

(C) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(E) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(F) Investment made with cash collateral received from securities on loan.

(G) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 9,805	$—
Corporate Debt Securities	—	558,942	—
Mortgage-Backed Securities	—	787	—
Municipal Bonds	—	6,997	—
Other Government Securities	—	3,111	—
United States Government Agency Obligations	—	1,049	—
Short-Term Securities	14,958	—	—
Total	$14,958	$580,691	$—

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Mark G. Beischel

Below, Mark G. Beischel, CFA, portfolio manager of Ivy VIP Global Bond, discusses positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Beischel has managed the Portfolio since its inception in 2010 and has 26 years of industry experience.

Fiscal Year Performance

For the 12 months ended December 31, 2019

Ivy VIP Global Bond (Class II shares at net asset value)	9.42%
Benchmark and Morningstar Category	
Bloomberg Barclays Global Credit 1-10 Year Hedged Index	9.50%
(generally reflects the performance of the global investment grade local currency corporate and government-related bond markets with a maturity greater than 1 year and less than 10 years)	
Morningstar World Bond Category Average	6.73%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that the Portfolio returns include applicable fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Market review

In January 2019, the Federal Open Market Committee (FOMC) pivoted from its tightening bias to a new message of patience. Federal Reserve (Fed) Chairman Powell implied that rate hikes were off the table for the remainder of the year. Markets welcomed the pause as financial conditions eased in the new "risk-on" environment.

Early in 2019, the Trump Administration's policies regarding international trade and investment emerged as an important source of downside risk for the global economy. President Trump was hopeful to use the U.S.-Mexico-Canada Agreement (USMCA) framework for negotiations with the European Union (EU) and Japan. Unfortunately, those negotiations lost momentum as the administration decided to focus its attention on China. Negotiations with China have been difficult, though the U.S. and China announced phase one of a trade deal that should be signed in January of 2020. The U.S. House of Representatives approved the USMCA and passed it to the Senate for approval, with the anticipation the agreement will go into effect in 2020.

The normalization of the Fed's balance sheet ended in the third quarter as it stated it would reinvest maturing U.S. Treasuries and mortgage-backed securities. The Fed also announced it would start expanding its balance sheet to better align it with the size of nominal gross domestic product (GDP). It cut the fed funds rate 25 basis points (bp) in October to 1.50%. In addition, the Fed injected cash into the system to calm year-end funding pressures because of stress during the quarter in the short-term funding, or "repo," market.

During the third quarter, the European Central Bank (ECB) and Bank of China started loosening monetary conditions by cutting deposit rates, strengthening forward guidance, relaunching asset purchase programs and reducing reserve requirements for the banking industries. This quarter, there was a change in leadership at the ECB with Christine Lagarde taking over as president. She has hinted at more of a fiscal response to the lack of growth in the region with a continuation of the easy monetary policies.

Political concerns emerged from elections in Italy and Argentina. Italy's new government brought the EU's sustainability back into the spotlight. The new government's targeted budget deficit was more aggressive than market expectations, resulting in the euro weakening and Italian government rates increasing. Argentina's perceived market friendly President lost in the first round of elections to a nominee with ties to the previous administration that governed during the country's last default. U.K. Prime Minister Boris Johnson's party won an election that kept him in power and reduced uncertainty about the planned Brexit.

Portfolio strategy and performance

The Portfolio performed in line with its benchmark and outperformed its Morningstar peer group for the fiscal year ended Dec. 31, 2019. Most of the outperformance was attributable to the Portfolio's exposure to credit.

With heightened uncertainty on global growth and trade, the U.S. dollar strengthened throughout the first three quarters of 2019. That said, with renewed global growth prospects, the U.S. dollar weakened during the fourth quarter against other developed market currencies. For the fiscal year, the U.S. dollar witnessed a decline relative to both the British pound and euro as those currencies appreciated 3.9% and 1.0%, respectively to the U.S. dollar. As such, the Portfolio's 99.5% U.S. dollar exposure deterred from its relative performance to peers.

As we move forward, we continue to seek opportunities to reduce volatility in the Fund. We also have continued a low-duration strategy, as we feel it allows us a higher degree of certainty about those companies in which we can invest.

Looking ahead

The Fed's interest rate cuts in 2019 paid out with strong support in the interest-sensitive segments of household activity. The benefit of lower rates continues to support the U.S. economy and counteract the loss of the "tailwind" supplied by tax cuts implemented in late 2017. We think exports and business investment will stabilize and rise from very low levels on the likely implementation of USMCA and phase one of a trade deal with China. We think the Fed will remain on hold throughout the first half of 2020 and watch to see if inflationary pressures build from an ever-tightening labor market.

We expect the U.S. budget deficit to rise in 2020 from structural forces that have deteriorated by a much greater amount than the offsetting cyclical improvement. Fundamentals in the credit markets remain stretched, with balance sheets still leveraged and debt levels at historic levels. Technical factors in credit are supported by international investors searching for yield, domestic demand for income and "reverse Yankee" issuance to tender for U.S. issues. A "reverse Yankee" refers to a U.S. company issuing debt in Europe at extremely low rates, taking the proceeds in euros, changing them into U.S. dollars and then tendering for the higher yielding dollar securities. It means fewer issues to buy for U.S. investors and the resulting supply/demand issue tends to compress spreads – which is considered a positive technical factor.

Given the current levels of credit spreads and our expectation for modest widening of these spreads during 2020, we believe our conservative positioning relative to the benchmark is appropriate. We will be opportunistic about our credit selection and overall positioning in order to seek to take advantage of perceived opportunities and dislocations as they present themselves.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting a foreign country, and differences in accounting standards and foreign regulations. Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Portfolio may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, and includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy VIP Global Bond.

PORTFOLIO HIGHLIGHTS

GLOBAL BOND

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Bonds	97.5%
Corporate Debt Securities	73.6%
United States Government Obligations	13.7%
Other Government Securities	10.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.5%

Quality Weightings

Investment Grade	75.2%
AAA	8.8%
AA	9.6%
A	15.1%
BBB	41.7%
Non-Investment Grade	22.3%
BB	12.7%
B	6.3%
CCC	1.6%
Below CCC	1.2%
Non-rated	0.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.5%

Country Weightings

North America	35.9%
United States	27.9%
Mexico	6.2%
Other North America	1.8%
Europe	20.6%
United Kingdom	6.1%
Netherlands	5.2%
Other Europe	9.3%
Pacific Basin	16.8%
Indonesia	4.4%
Other Pacific Basin	12.4%
South America	13.3%
Brazil	3.6%
Other South America	9.7%
Other	6.9%
Middle East	1.2%
Bahamas/Caribbean	1.8%
Africa	1.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.5%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class II
1-year period ended 12-31-19	9.42%
5-year period ended 12-31-19	3.48%
10-year period ended 12-31-19	—
Since Inception of Class through 12-31-19[3]	2.73%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)8-23-10 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

DECEMBER 31, 2019SCHEDULE OF INVESTMENTS GLOBAL BOND *(in thousands)*

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Energy – 1.9%		
Pampa Energia S.A.		
7.500%, 1-24-27 (A)(B)	$ 150	$ 128
Pan American Energy LLC		
7.875%, 5-7-21	67	69
YPF Sociedad Anonima		
8.500%, 3-23-21 (A)	200	198
		395
Total Argentina – 1.9%		$395
Australia		
Utilities – 1.0%		
Ausgrid Finance Pty Ltd.		
3.850%, 5-1-23 (A)	200	208
Total Australia – 1.0%		$208
Austria		
Consumer Staples – 1.0%		
ESAL GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.)		
6.250%, 2-5-23 (A)	200	202
Total Austria – 1.0%		$202
Bermuda		
Consumer Staples – 0.5%		
Bacardi Ltd.		
4.450%, 5-15-25 (A)	100	108
Total Bermuda – 0.5%		$ 108
Brazil		
Energy – 0.0%		
Lancer Finance Co. (SPV) Ltd.		
5.850%, 12-12-16 (A)(C)	15	—*
Financials – 0.0%		
Banco Cruzeiro do Sul S.A.		
7.000%, 7-8-13 (C)	96	1
Industrials – 1.0%		
Cosan Ltd.		
5.500%, 9-20-29 (A)	200	209
Materials – 1.6%		
Fibria Overseas Finance Ltd.		
4.000%, 1-14-25	150	155
Vale Overseas Ltd.		
6.250%, 8-10-26	150	176
		331
Utilities – 1.0%		
Aegea Finance S.a.r.l.		
5.750%, 10-10-24 (A)	200	210
Total Brazil – 3.6%		$ 751

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Canada		
Energy – 0.5%		
TransCanada PipeLines Ltd.		
4.250%, 5-15-28	$ 100	$ 111
Financials – 0.3%		
Royal Bank of Canada		
4.650%, 1-27-26	50	55
Materials – 1.0%		
First Quantum Minerals Ltd.		
7.250%, 5-15-22 (A)	200	201
Total Canada – 1.8%		$367
Cayman Islands		
Industrials – 1.3%		
Guanay Finance Ltd.		
6.000%, 12-15-20 (A)	56	57
LATAM Finance Ltd.		
7.000%, 3-1-26 (A)	200	217
		274
Total Cayman Islands – 1.3%		$274
Chile		
Materials – 1.0%		
Celulosa Arauco y Constitucion S.A.		
4.500%, 8-1-24	200	210
Utilities – 0.4%		
Enel Chile S.A.		
4.875%, 6-12-28	80	89
Total Chile – 1.4%		$299
China		
Communication Services – 2.0%		
Tencent Holdings Ltd.		
2.985%, 1-19-23 (A)	200	203
Weibo Corp.		
3.500%, 7-5-24	200	203
		406
Consumer Discretionary – 1.0%		
Alibaba Group Holding Ltd.		
3.400%, 12-6-27	200	208
Total China – 3.0%		$ 614
Columbia		
Financials – 1.0%		
Banco de Bogota S.A.		
5.375%, 2-19-23 (A)(B)	200	212
Utilities – 1.5%		
Emgesa S.A. E.S.P.		
8.750%, 1-25-21 (D)	COP302,000	95

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Utilities (Continued)		
Empresas Publicas de Medellin E.S.P.		
4.250%, 7-18-29 (A)	$200	$208
		303
Total Columbia – 2.5%		$ 515
Denmark		
Financials – 1.0%		
Danske Bank A.S.		
2.700%, 3-2-22 (A)	200	201
Total Denmark – 1.0%		$ 201
France		
Financials – 1.0%		
BNP Paribas S.A.		
7.625%, 12-29-49 (A)	200	211
Total France – 1.0%		$ 211
Hong Kong		
Financials – 1.0%		
Bangkok Bank Public Co. Ltd.		
4.050%, 3-19-24 (A)	200	211
Total Hong Kong – 1.0%		$ 211
India		
Utilities – 1.1%		
Adani Green Energy (UP) Ltd., Parampujya Solar Energy Private Ltd. and Prayatna Developers Private Ltd.		
6.250%, 12-10-24 (A)	200	215
Total India – 1.1%		$ 215
Indonesia		
Utilities – 2.2%		
Perusahaan Listrik Negara:		
5.450%, 5-21-28 (A)	200	230
5.375%, 1-25-29 (A)	200	230
		460
Total Indonesia – 2.2%		$460
Isle of Man		
Consumer Discretionary – 1.0%		
GOHL Capital Ltd.		
4.250%, 1-24-27	200	209
Total Isle of Man – 1.0%		$209
Japan		
Financials – 1.6%		
Mitsubishi UFJ Financial Group, Inc.		
3.287%, 7-25-27	100	104

SCHEDULE OF INVESTMENTS GLOBAL BOND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
Sumitomo Mitsui Financial Group, Inc.:		
3.748%, 7-19-23	$ 110	$ 115
3.936%, 10-16-23	100	106
		325
Total Japan – 1.6%		$ 325
Luxembourg		
Consumer Staples – 1.0%		
Minerva Luxembourg S.A. 5.875%, 1-19-28 (A)	200	210
Industrials – 1.0%		
Rumo Luxembourg S.a.r.l. 7.375%, 2-9-24 (A)	200	215
Information Technology – 0.8%		
Atento Luxco 1 S.A. 6.125%, 8-10-22 (A)	175	172
Total Luxembourg – 2.8%		$ 597
Mauritius		
Industrials – 1.0%		
HTA Group Ltd. 9.125%, 3-8-22 (A)	200	206
Total Mauritius – 1.0%		$ 206
Mexico		
Consumer Staples – 1.5%		
Grupo Bimbo S.A.B. de C.V.:		
4.875%, 6-30-20 (A)	100	101
3.875%, 6-27-24 (A)	200	209
		310
Energy – 0.5%		
Petroleos Mexicanos 6.490%, 1-23-27 (A)	100	106
Financials – 0.8%		
Banco Santander S.A. 4.125%, 11-9-22 (A)	150	156
Industrials – 1.1%		
Alfa S.A.B. de C.V. 5.250%, 3-25-24 (A)	200	216
Materials – 1.0%		
CEMEX S.A.B. de C.V. 7.750%, 4-16-26 (A)	200	217
Total Mexico – 4.9%		$1,005
Netherlands		
Communication Services – 1.0%		
VTR Finance B.V. 6.875%, 1-15-24 (A)	200	205

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials – 2.2%		
Enel Finance International N.V. 4.625%, 9-14-25 (A)	$200	$ 218
Syngenta Finance N.V. 5.182%, 4-24-28 (A)	200	215
		433
Health Care – 1.0%		
Teva Pharmaceutical Finance Netherlands III B.V. (GTD by Teva Pharmaceutical Industries Ltd.) 6.750%, 3-1-28 (B)	200	203
Materials – 1.0%		
Braskem Netherlands B.V. 4.500%, 1-31-30 (A)	200	199
Total Netherlands – 5.2%		$1,040
Nigeria		
Financials – 1.0%		
Africa Finance Corp. 4.375%, 4-17-26 (A)	200	212
Total Nigeria – 1.0%		$ 212
Norway		
Energy – 1.5%		
Aker BP ASA:		
6.000%, 7-1-22 (A)	150	154
4.750%, 6-15-24 (A)	150	156
		310
Total Norway – 1.5%		$ 310
Peru		
Financials – 0.8%		
Banco de Credito del Peru 4.250%, 4-1-23 (A)	150	158
Utilities – 0.9%		
Fenix Power Peru S.A. 4.317%, 9-20-27	190	190
Total Peru – 1.7%		$ 348
Qatar		
Energy – 0.2%		
Ras Laffan Liquefied Natural Gas Co. Ltd. II 5.298%, 9-30-20 (A)	28	29
Total Qatar – 0.2%		$ 29
Singapore		
Consumer Staples – 0.5%		
Olam International Ltd. 7.500%, 8-12-20	100	102
Total Singapore – 0.5%		$ 102

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
South Korea		
Financials – 3.2%		
Hyundai Capital Services, Inc. 2.983%, 8-29-22 (A)	$ 210	$ 212
Korea Development Bank 3.250%, 2-19-24	200	208
Woori Bank 2.625%, 7-20-21 (A)	250	252
		672
Total South Korea – 3.2%		$ 672
Spain		
Financials – 1.0%		
Banco Santander S.A. 2.706%, 6-27-24	200	203
Total Spain – 1.0%		$ 203
United Arab Emirates		
Energy – 1.1%		
Abu Dhabi National Energy Co. 4.375%, 4-23-25 (A)	200	215
Financials – 1.6%		
ICICI Bank Ltd. 3.500%, 3-18-20 (A)	325	326
Total United Arab Emirates – 2.7%		$ 541
United Kingdom		
Consumer Staples – 1.0%		
Imperial Tobacco Finance plc 3.750%, 7-21-22 (A)	200	206
Financials – 5.1%		
ANZ New Zealand International Ltd. 3.450%, 1-21-28 (A)	200	211
HSBC Holdings plc:		
4.583%, 6-19-29	300	335
5.625%, 12-29-49 (B)	200	200
Royal Bank of Scotland Group plc (The) 6.000%, 12-19-23	100	111
State Bank of India 4.875%, 4-17-24 (A)	200	214
		1,071
Total United Kingdom – 6.1%		$1,277
United States		
Communication Services – 1.1%		
T-Mobile USA, Inc. 6.000%, 3-1-23	230	234
Consumer Discretionary – 1.1%		
Volkswagen Group of America, Inc. 4.250%, 11-13-23 (A)	200	213

DECEMBER 31, 2019

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Consumer Staples – 3.0%		
Bunge Ltd. Finance Corp.		
3.500%, 11-24-20	$250	$ 253
Keurig Dr Pepper, Inc.		
4.597%, 5-25-28	125	140
Reynolds American, Inc.		
4.450%, 6-12-25	200	215
		608
Financials – 5.7%		
Bank of America Corp.		
3.593%, 7-21-28	125	132
BBVA Bancomer S.A.		
5.875%, 9-13-34 (A)	200	209
Citigroup, Inc.		
3.520%, 10-27-28	125	132
Ford Motor Credit Co. LLC		
3.096%, 5-4-23	200	200
Goldman Sachs Group, Inc. (The)		
3.814%, 4-23-29	100	107
JPMorgan Chase & Co.		
3.540%, 5-1-28	118	125
TerraForm Global Operating LLC (GTD by TerraForm Global LLC)		
6.125%, 3-1-26 (A)	50	52
Wells Fargo & Co.		
4.300%, 7-22-27	125	137
Wells Fargo & Co. (3-Month U.S. LIBOR plus 377 bps)		
5.664%, 3-29-49 (E)	67	68
		1,162
Health Care – 0.9%		
Fresenius U.S. Finance II, Inc.:		
4.250%, 2-1-21 (A)	100	102
4.500%, 1-15-23 (A)	75	79
		181
Industrials – 1.4%		
Azul Investments LLP		
5.875%, 10-26-24 (A)	200	207
BAE Systems Holdings, Inc.		
3.800%, 10-7-24 (A)	75	79
		286
Materials – 0.5%		
Glencore Funding LLC		
4.125%, 3-12-24 (A)	100	105
Real Estate – 0.5%		
Aircastle Ltd.		
4.400%, 9-25-23	100	106
Total United States – 14.2%		$2,895

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Venezuela		
Financials – 0.7%		
Corporacion Andina de Fomento		
3.250%, 2-11-22	$ 150	$ 153
Total Venezuela – 0.7%		$ 153
TOTAL CORPORATE DEBT SECURITIES – 73.6%		$15,155
(Cost: $14,727)		

OTHER GOVERNMENT SECURITIES (F)

	Principal	Value
Argentina – 1.2%		
Republic of Argentina:		
6.875%, 4-22-21	350	189
5.625%, 1-26-22	100	52
		241
Indonesia – 2.2%		
Republic of Indonesia:		
3.750%, 4-25-22 (A)	250	258
2.950%, 1-11-23	200	203
		461
Mexico – 1.3%		
United Mexican States		
3.625%, 3-15-22	270	278
Panama – 1.0%		
Republic of Panama		
3.750%, 4-17-26	200	210
Qatar – 2.0%		
Qatar Government Bond:		
2.375%, 6-2-21 (A)	200	201
3.875%, 4-23-23	200	211
		412
Saudi Arabia – 1.2%		
Saudi Arabia Government Bond		
2.375%, 10-26-21 (A)	250	251
Turkey – 1.0%		
Turkey Government Bond		
6.350%, 8-10-24	200	209
Uruguay – 0.3%		
Republica Orient Uruguay		
4.500%, 8-14-24	50	54
TOTAL OTHER GOVERNMENT SECURITIES – 10.2%		$ 2,116
(Cost: $2,280)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
United States – 13.7%		
U.S. Treasury Bonds		
2.250%, 11-15-25	$450	$ 462
U.S. Treasury Notes:		
1.625%, 12-15-22	150	150
2.125%, 9-30-24	400	407
1.500%, 11-30-24 (B)	250	248
1.875%, 7-31-26	400	401
1.500%, 8-15-26	110	108
2.375%, 5-15-27	625	647
1.625%, 8-15-29	200	195
1.750%, 11-15-29	200	197
		2,815
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 13.7%		$ 2,815
(Cost: $2,787)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds (G) – 3.9%		
State Street Institutional U.S. Government Money Market Fund – Premier Class		
1.550%	278	278
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares		
1.550% (H)	532	532
		810
TOTAL SHORT-TERM SECURITIES – 3.9%		$ 810
(Cost: $810)		
TOTAL INVESTMENT SECURITIES – 101.4%		$20,896
(Cost: $20,604)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.4)%		(294)
NET ASSETS – 100.0%		$20,602

SCHEDULE OF INVESTMENTS GLOBAL BOND *(in thousands)*

DECEMBER 31, 2019

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2019 the total value of these securities amounted to $10,405 or 50.5% of net assets.

(B)All or a portion of securities with an aggregate value of $526 are on loan.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Principal amounts are denominated in the indicated foreign currency, where applicable (COP—Columbian Peso).

(E)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(F)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(G)Rate shown is the annualized 7-day yield at December 31, 2019.

(H)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 15,155	$—
Other Government Securities	—	2,116	—
United States Government Obligations	—	2,815	—
Short-Term Securities	810	—	—
Total	$810	$20,086	$—

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate

Country Diversification

(as a % of net assets)	
United States	27.9%
Mexico	6.2%
United Kingdom	6.1%
Netherlands	5.2%
Indonesia	4.4%
Brazil	3.6%
South Korea	3.2%
Argentina	3.1%
China	3.0%
Luxembourg	2.8%
United Arab Emirates	2.7%
Columbia	2.5%
Qatar	2.2%
Canada	1.8%
Peru	1.7%
Japan	1.6%
Norway	1.5%

Country Diversification (Continued)

Chile	1.4%
Cayman Islands	1.3%
Saudi Arabia	1.2%
India	1.1%
Nigeria	1.0%
France	1.0%
Hong Kong	1.0%
Isle of Man	1.0%
Panama	1.0%
Turkey	1.0%
Australia	1.0%
Mauritius	1.0%
Spain	1.0%
Austria	1.0%
Denmark	1.0%
Other Countries	2.0%
Other+	2.5%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.



Christopher J. Parker



Robert E. Nightingale

Below, Christopher Parker, CFA, and Robert E. Nightingale, portfolio managers of Ivy VIP Global Equity Income, discuss positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Parker has managed the Portfolio since 2014, and has 24 years of industry experience. Mr. Nightingale has managed the Portfolio since 2018 and has 24 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019

Ivy VIP Global Equity Income (Class II shares at net asset value)	23.15%
Benchmark and Morningstar Category	
FTSE All-World High Dividend Yield Index (generally reflects the performance of securities with higher-than-average dividend yields in the global market)	21.22%
Morningstar World Large Stock Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	25.68%

Please note that Portfolio returns include applicable fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

A year in review

There is a saying about the weather in the Midwest: "If you don't like the weather wait fifteen minutes because it will change entirely." In reality, this saying applies to many areas. Weather in some areas is inherently dynamic with numerous factors combining to make accurate forecasting quite difficult. In the Midwest, this scenario became a reality last winter. A series of cold spells and winter storms made it feel as though there was a constant deep freeze. However, perhaps the most memorable storm was the one that never came. Conditions were in place for substantial snow and ice. It promised to be cold, messy and dangerous. This storm was viewed as such a foregone conclusion that schools were pre-emptively cancelled out of an abundance of caution – before the first flake even formed. However, as dawn broke the next day there was no snow or ice, and it was not much colder than average.

Financial markets in 2019 were in some ways the storm that wasn't. Equities sold off steeply in the fourth quarter of 2018 on fears of slowing growth, worsened by the uncertainty created by trade frictions, and topped off by a view that policymakers were oblivious to growing risks to the global economy. Performance in the final quarter of 2018 was punctuated by the worst December in nearly half a century as equity markets began to discount a high probability of a global recession. However, predicting the stock market over somewhat short and arbitrary periods is much like predicting the weather. Often what appears to be certain does not unfold as expected.

Much like the winter storm that never materialized, the looming economic downturn did not come to fruition. A year later, growth slowed modestly, but worst-case scenarios did not come close to realization. Over the fiscal year, trade tensions eased significantly with the framework for a "phase one" trade deal between the U.S. and China being agreed to in concept during December. Additionally, policy makers globally pivoted from a clear tightening bias to a much more accommodative stance. Fiscal policy added fuel to near-term growth in various areas, most notably in China and the U.S.

Performance for the fiscal year was robust, and marked a strong finish to a historically positive decade. The Portfolio's benchmark index increased by 21.22% for the year. Much of this performance stemmed from a low starting point, and the achievement of fundamentals that were not as bad as many investors feared. At a sector and industry level, performance was generally aligned with a view that growth was pivoting from a sharp decline to stabilization at a reasonable level. Within the Portfolio's benchmark, the information technology and industrials sectors were standout performers. Utilities and consumer staples also performed well, in large part due to compounding growth at attractive levels in a slower growth environment. Energy, materials and communication services were the largest relative underperformers. In the case of energy and materials, supply growth outstripped demand in numerous markets which led to a cyclical step down in profitability in many product markets.

Portfolio contributors and detractors

The Portfolio outperformed its benchmark but underperformed its Morningstar peer group for the fiscal year ended Dec. 31, 2019. Relative outperformance to the index was driven primarily by strong stock selection across a number of sectors. Stock selection was notably strong in the information technology, financials, materials, industrials, consumer staples and consumer discretionary sectors. We believe the broad strength of stock selection across sectors is a clear outcome of the

Portfolio's disciplined, fundamentally oriented approach to buying quality businesses at attractive valuations when fundamentals and sentiment are progressing positively relative to expectations.

Overall, sector allocation (excluding the modest drag from cash) was neutral to performance for the period. The Portfolio's overweight positions in industrials, consumer staples and information technology as well as underweight positions in communications services and materials were the most notable contributors to performance from an allocation standpoint. The Portfolio's overweight positions in energy and health care were noteworthy headwinds to performance during the period.

From a geographic perspective, allocation and stock selection were both positive, while currency effects were a slight headwind to performance for the fiscal year. The Portfolio's underweight position in Japan and overweight position in Europe were the most favorable drivers of relative performance from an allocation viewpoint. Security selection was positive, with Europe, Asia ex Japan and Japan being top relative contributors. That said, the Portfolio's overweight in Europe created a negative currency effect during the period.

From an individual security point of view, the most favorable contributors to performance for the fiscal year were Lockheed Martin Corp., Taiwan Semiconductor Manufacturing Co. Ltd., Citigroup, Inc., AstraZeneca plc and ENEL S.p.A. Lockheed Martin's (the largest U.S. defense contractor) share price recovered from an especially weak end to 2018, with the rebound driven by improved confidence in the sustainability of U.S. defense spending. Taiwan Semiconductor, the leading global contract manufacturer of semiconductor chips, benefited from positive inflections in demand in several of company's business lines, including mobile, internet of things and cloud computing. This was driven in part by the company's position in leading-edge semiconductor manufacturing nodes. Citigroup performed well on reduced fears of recession, improving revenue growth dynamics in its credit card business, demonstrated continued strong expense management and its continued focus on aggressive return of capital to shareholders. Shares in AstraZeneca benefitted from a positive inflection in revenue growth and operating income, driven by strong growth in several recently launched products as well as several favorable late stage trial results. ENEL, a global diversified utility, performed well as the company continued to outline a strong and growing backlog of renewables focused power generation projects in several of its geographies. This provided greater confidence around the sustainability of growth and returns, which drove an improvement in the company's valuation.

The most significant detractors to performance were Pfizer, Inc., Orange S.A., BOC Hong Kong (Holdings) Ltd., Total S.A. and Royal Dutch Shell plc, Class A. The Portfolio no longer holds BOC Hong Kong (Holdings) Ltd. so it will not show on the Dec. 31, 2019 Schedule of Investments. Pfizer underperformed following the unexpected announcement of a plan to exit its generic drug business via a transaction with Mylan Laboratories. French telecom operator Orange S.A. underperformed due to a more difficult-than-expected competitive environment in key markets. Additionally, capital intensity at Orange (and other European telecoms) continued to increase faster than investor expectations. Shares of BOC Hong Kong were hurt as the outlook for positive future earnings growth dimmed over the past year due to a shift in the outlook for interest rates and the impact of domestic unrest in Hong Kong. Total S.A. and Royal Dutch Shell lagged as the outlook for future cash flow generation weakened due to a deteriorating commodity price environment. Additionally, shares in both were negatively impacted by the especially weak global market for liquefied natural gas, which is key to future capital deployment for both operators.

Positioning

Our investment approach remains steadfastly focused on investing in what we believe are quality businesses with favorable near and intermediate fundamentals, rising dividends and attractive valuations. This approach is consistent across sectors and geographies. The core of our approach is based on stock selection as the key driver of portfolio inclusion and construction. As such, we do not significantly adjust portfolio positioning based on our short-term economic outlook or other factors that could impact a company's earnings outlook over the short run. However, a core part of our focus is on finding quality businesses we believe are mispriced due to these shorter-term market dislocations or other factors the market has underappreciated.

Over the course of the year, we were able to take advantage of numerous opportunities to acquire shares in perceived high quality businesses at attractive valuations. These investments were broadly focused in companies we view as growth cyclicals (within information technology for example) or quality cyclicals at attractive prices (within financials for example). These positions were typically funded by selling positions in sectors or companies we believed were either less attractively valued, or where the changing dynamics of global growth was putting pressure on the near-to-intermediate-term outlook for earnings growth and returns. Additionally, the Portfolio made purchases in a handful of stable growers in health care, utilities and consumer staples, which we believe offer better relative value and/or better intermediate-term growth than existing holdings in these sectors.

At fiscal year end, the Portfolio's largest overweight was to the information technology sector. This overweight allocation increased substantially over the course of the fiscal year as we were able to find multiple opportunities to buy shares of perceived high-quality, well-positioned businesses at compelling valuations. The Portfolio also ended the year overweight the consumer staples sector, though the magnitude of this overweight declined over the course of the year as other opportunities within stable growers became more compelling, in our view. The Portfolio's overweight position in energy also declined over the year as we found better perceived risk/reward elsewhere. The Portfolio's other notable overweight position was to the health care sector. The Portfolio ended the fiscal year underweight financials, primarily due to underweight allocations to emerging-market financials and U.S. insurance companies, where we found limited opportunities that fit our investment process. The Portfolio also ended the fiscal year underweight the consumer discretionary and communication services sectors.

Outlook

Our prior view was that global growth was clearly slowing due to the direct impact and broader uncertainty created by U.S.-China trade uncertainty. Our belief was the pressure this was creating would drive the U.S. and China to reach a phase one agreement, likely limited in scope that would lift market uncertainty, help drive market stabilization and potentially reaccelerate economic growth. It looks as though this will likely happen as a phase one trade deal is scheduled to be signed early in 2020. We believe a trade deal, with stimulus from governments and central banks, may allow the global economy to regain some confidence and gather strength.

We will continue to focus new Portfolio positions to those securities we believe are both attractively valued and have company specific drivers that allow them to perform well despite broader slow to moderate global growth environment.

Trade disputes with China will continue, and in our view, will result in more uncertainty for corporations impacted by global trade. This has the potential to further earnings volatility in impacted sectors. Global employment growth has slowed, but consumer spending dynamics have been resilient. We believe consumer balance sheets and savings levels currently offer a cushion to consumption and therefore to overall earnings and economic growth. Under this set of events, the overall market appears reasonably valued, though different industries and corporations have different implied fundamentals that may offer opportunities for those with free cash flow and solid dividends.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. The value of the Portfolio's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. Focusing on a single geographic region involves increased currency, political, regulatory and other risks. These risks are magnified in emerging markets.

Dividend-paying stocks may fall out of favor with investors and underperform non-dividend paying stocks and the market as a whole. In addition, dividend-paying companies may not pay dividends in the future; such dividends, if declared, may not remain at current levels or increase over time. The amount of any dividend the company may pay may fluctuate significantly. Dividend-paying stocks can decline in value when interest rates rise; this risk may be greater during the current period of historically low interest rates. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, and includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy VIP Global Equity Income.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	**98.4%**
Financials	21.7%
Consumer Staples	13.2%
Energy	12.7%
Health Care	11.7%
Information Technology	11.1%
Industrials	9.7%
Utilities	7.5%
Materials	4.5%
Communication Services	4.2%
Consumer Discretionary	2.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.6%**

Country Weightings

Europe	**44.0%**
France	13.1%
United Kingdom	9.9%
Netherlands	6.0%
Switzerland	4.6%
Other Europe	10.4%
North America	**36.3%**
United States	32.6%
Canada	3.7%
Pacific Basin	**18.1%**
Taiwan	4.0%
Japan	3.8%
Other Pacific Basin	10.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.6%**

Top 10 Equity Holdings

Company	Sector	Industry
Taiwan Semiconductor Manufacturing Co. Ltd.	Information Technology	Semiconductors
AstraZeneca plc	Health Care	Pharmaceuticals
Philip Morris International, Inc.	Consumer Staples	Tobacco
Samsung Electronics Co. Ltd.	Information Technology	Technology Hardware, Storage & Peripherals
Verizon Communications, Inc.	Communication Services	Integrated Telecommunication Services
Citigroup, Inc.	Financials	Other Diversified Financial Services
Royal Dutch Shell plc, Class A	Energy	Integrated Oil & Gas
Pfizer, Inc.	Health Care	Pharmaceuticals
Tokio Marine Holdings, Inc.	Financials	Property & Casualty Insurance
ENEL S.p.A.	Utilities	Electric Utilities

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



	Ivy VIP Global Equity Income (Class II)[1]	$23,531
	FTSE All-World High Dividend Yield Index	$19,201

[1] The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class II
1-year period ended 12-31-19	23.15%
5-year period ended 12-31-19	5.66%
10-year period ended 12-31-19	8.93%

[2] Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS GLOBAL EQUITY INCOME *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Canada		
Energy – 1.7%		
Suncor Energy, Inc.	155	$ 5,081
Financials – 2.0%		
Bank of Montreal	78	6,076
Total Canada – 3.7%		$ 11,157
China		
Energy – 2.0%		
CNOOC Ltd.	3,543	5,893
Total China – 2.0%		$ 5,893
France		
Communication Services – 1.1%		
Orange S.A.	219	3,225
Consumer Staples – 2.0%		
Danone S.A.	71	5,870
Energy – 2.5%		
Total S.A.	137	7,534
Financials – 3.7%		
Axa S.A.	231	6,498
BNP Paribas S.A.	77	4,588
		11,086
Health Care – 1.7%		
Sanofi-Aventis	50	5,076
Industrials – 2.1%		
Vinci	56	6,257
Total France – 13.1%		$39,048
Germany		
Utilities – 2.2%		
E.ON AG	336	3,578
RWE Aktiengesellschaft	101	3,076
		6,654
Total Germany – 2.2%		$ 6,654
Hong Kong		
Utilities – 1.5%		
Guangdong Investment Ltd.	2,070	4,330
Total Hong Kong – 1.5%		$ 4,330
Indonesia		
Financials – 1.1%		
PT Bank Mandiri (Persero) Tbk	5,759	3,181
Total Indonesia – 1.1%		$ 3,181
Ireland		
Materials – 1.4%		
CRH plc	102	$ 4,065
Total Ireland – 1.4%		$ 4,065
Italy		
Utilities – 2.6%		
ENEL S.p.A.	973	7,719
Total Italy – 2.6%		$ 7,719
Japan		
Financials – 3.8%		
ORIX Corp.	208	3,438
Tokio Marine Holdings, Inc.	144	8,048
		11,486
Total Japan – 3.8%		$11,486
Macau		
Consumer Discretionary – 1.2%		
Sands China Ltd.	664	3,551
Total Macau – 1.2%		$ 3,551
Netherlands		
Energy – 2.8%		
Royal Dutch Shell plc, Class A	285	8,438
Financials – 1.3%		
ING Groep N.V., Certicaaten Van Aandelen	316	3,794
Industrials – 1.9%		
Koninklijke Philips Electronics N.V., Ordinary Shares	116	5,677
Total Netherlands – 6.0%		$17,909
Norway		
Consumer Staples – 1.2%		
Mowi ASA	132	3,422
Total Norway – 1.2%		$ 3,422
Russia		
Energy – 1.6%		
PJSC LUKOIL ADR	48	4,777
Total Russia – 1.6%		$ 4,777
Singapore		
Financials – 1.2%		
DBS Group Holdings Ltd.	184	3,516
Total Singapore – 1.2%		$ 3,516
South Korea		
Information Technology – 3.3%		
Samsung Electronics Co. Ltd.	204	$ 9,759
Total South Korea – 3.3%		$ 9,759
Spain		
Financials – 1.4%		
Banco Santander S.A.	992	4,150
Total Spain – 1.4%		$ 4,150
Switzerland		
Consumer Staples – 2.4%		
Nestle S.A., Registered Shares	67	7,199
Health Care – 2.2%		
Roche Holdings AG, Genusscheine	20	6,665
Total Switzerland – 4.6%		$13,864
Taiwan		
Information Technology – 4.0%		
Taiwan Semiconductor Manufacturing Co. Ltd.	1,081	11,936
Total Taiwan – 4.0%		$ 11,936
United Kingdom		
Financials – 1.5%		
3i Group plc	302	4,396
Health Care – 5.0%		
AstraZeneca plc	103	10,387
GlaxoSmithKline plc	192	4,520
		14,907
Industrials – 1.4%		
BAE Systems plc	556	4,161
Materials – 2.0%		
Anglo American plc	207	5,972
Total United Kingdom – 9.9%		$29,436
United States		
Communication Services – 3.1%		
Verizon Communications, Inc.	148	9,114
Consumer Discretionary – 0.9%		
Home Depot, Inc. (The)	12	2,675
Consumer Staples – 7.6%		
Philip Morris International, Inc.	120	10,172
Procter & Gamble Co. (The)	59	7,310
Wal-Mart Stores, Inc.	43	5,112
		22,594
Energy – 2.1%		
Chevron Corp.	50	6,067

GLOBAL EQUITY INCOME *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS (Continued)	Shares	Value
Financials – 5.7%		
Citigroup, Inc.	106	$ 8,439
JPMorgan Chase & Co.	31	4,254
KeyCorp	201	4,062
		16,755
Health Care – 2.8%		
Pfizer, Inc.	208	8,158
Industrials – 4.3%		
Caterpillar, Inc.	24	3,515
Eaton Corp.	42	3,980
Lockheed Martin Corp.	14	5,316
		12,811

COMMON STOCKS (Continued)	Shares	Value
Information Technology – 3.8%		
Intel Corp.	62	$ 3,705
QUALCOMM, Inc.	84	7,417
		11,122
Materials – 1.1%		
Eastman Chemical Co.	43	3,424
Utilities – 1.2%		
Exelon Corp.	76	3,482
Total United States – 32.6%		$ 96,202
TOTAL COMMON STOCKS – 98.4%		$292,055
(Cost: $267,381)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (A) – 1.4%		
State Street Institutional U.S. Government Money Market Fund – Premier Class 1.550%	4,046	$ 4,046
TOTAL SHORT-TERM SECURITIES – 1.4%		$ 4,046
(Cost: $4,046)		
TOTAL INVESTMENT SECURITIES – 99.8%		$ 296,101
(Cost: $271,427)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		483
NET ASSETS – 100.0%		$296,584

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 12,339	$ —	$—
Consumer Discretionary	6,226	—	—
Consumer Staples	28,464	10,621	—
Energy	37,790	—	—
Financials	46,257	18,183	—
Health Care	28,141	6,665	—
Industrials	28,906	—	—
Information Technology	23,058	9,759	—
Materials	13,461	—	—
Utilities	7,812	14,373	—
Total Common Stocks	$ 232,454	$59,601	$—
Short-Term Securities	4,046	—	—
Total	$236,500	$59,601	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Financials	21.7%
Consumer Staples	13.2%
Energy	12.7%
Health Care	11.7%
Information Technology	11.1%
Industrials	9.7%

Market Sector Diversification (Continued)

Utilities	7.5%
Materials	4.5%
Communication Services	4.2%
Consumer Discretionary	2.1%
Other+	1.6%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Sarah C. Ross

Below, Sarah C. Ross, CFA, portfolio manager of Ivy VIP Global Growth, discusses positioning, performance and results for the fiscal year ended December 31, 2019. Ms. Ross has 24 years of industry experience and has managed the Portfolio since August 2014.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019

Ivy VIP Global Growth (Class II shares at net asset value)	25.93%
Benchmark and Morningstar Category	
MSCI World Index (generally reflects the performance of securities markets around the world)	27.67%
Morningstar World Large Stock Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	25.68%

Please note that Portfolio returns include applicable fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

A year in review

Calendar year 2019 was particularly strong for global equities with the MSCI World Index up more than 27% in the measurement period. Developed markets outperformed emerging markets, but most large markets generated strong positive returns in the fiscal year. Interestingly, the strength in equities occurred in an environment with relatively slow global growth. One contributor was that December 2018 was particularly weak – the benchmark was down 7% in the one month leading up to calendar year 2019. At that time, there were fears that the U.S. Federal Reserve (Fed) would remain hawkish and possibly raise interest rates further at the same time corporate earnings were weakening and global growth was slowing. The December 2018 move created a lower base to start from as we entered calendar year 2019.

As calendar year 2019 progressed, central banks became more accommodative with three interest rate cuts by the Fed and continued quantitative easing in Europe. Increased global liquidity and a positive resolution of the U.S.-China trade war drove expansion and contributed to equity market strength.

The single largest driver of the movement in equities throughout the period was the trade war between the U.S. and China. Tensions worsened in the summer with a possible deal falling apart in August, resulting in a yield curve inversion in U.S. Treasuries and fears of a global slow down. During that period, equity markets experienced a big fall off in momentum, particularly hitting technology names in the month of September. Markets then stabilized relatively quickly after a phase one trade deal was announced between the U.S. and China.

Growth outperformed value in the measurement period, which is a continuation of trends experienced since 2016. At a sector level, energy was the material underperformer in the fiscal year as commodity prices remained weak. Information technology was the standout performer in the fiscal year with strength also coming from industrials, communication services and consumer discretionary.

Performance for the year

The Portfolio modestly underperformed its benchmark for the fiscal year ended Dec. 31, 2019. Stock selection overall was a modest positive contributor to performance while sector allocation was the biggest negative factor. Health care was the biggest challenge in the period with an overweight to the underperforming sector and stock selection both dragging down performance. Stock selection in the information technology and communication services sectors was also negative. This was only partially offset by particularly strong stock selection in industrials. The single largest detractor to Portfolio performance in the period was not owning Apple, Inc., a significant benchmark holding that performed particularly well in the fiscal year. Other detractors included UnitedHealth Group, Inc. and Cigna Corp. on the insurance side, both of which faced pressure in 2019 on political concerns as U.S. Presidential candidates debated issues such as elimination of the Affordable Care Act and the possibility of transforming the domestic health care system into a Medicare for All program. Imperial Tobacco Group plc and Ubisoft Entertainment S.A. were also underperformers on product issues. In the case of Ubisoft, new game delays resulted in earnings weakness driving underperformance. Imperial Brands faced regulatory pressure around the company's vaping products. The Portfolio no longer holds UnitedHealth Group, Inc., Cigna Corp. or Imperial Tobacco Group plc so they will not show on the Dec. 31, 2019 Schedule of Investments. Some of the strongest individual names included Airbus SE, Dollar General Corp., Ferrari N.V. and Infineon Technologies AG. The use of derivatives had little impact on Portfolio performance in the fiscal year.

Outlook

With phase one of the U.S. China trade deal complete, we believe 2020 equity markets will have less of a focus on trade. With the U.S. Presidential election approaching, we expect relative calm on the trade front as President Donald Trump is unlikely to want to unsettle markets in advance of an election. However, the U.S. political landscape is likely to be very relevant for domestic equities, which are over 50% of the Portfolio's benchmark, given some of the populist candidates on the Democratic side. Given the macro overlay we apply in our bottom-up portfolio construction, we try to avoid exposure to holdings with significant political or regulatory risk that we find hard to predict. In the second half of 2019, we increased our cyclical exposure in the Portfolio and continue to be overweight industrials and information technology. We've been gradually adding to financial stocks (including banks) and other holdings that we feel look undervalued in the current market environment. Appreciation of global equities in 2019 far exceeded earnings growth in the period and we do have some greater concerns about valuations. We have increased our exposure to non-U.S. holdings, finding more compelling value outside of the U.S. at the current moment. While European economic growth remains anemic, we have found pockets of opportunity there along with parts of Asia that were under pressure from trade war concerns. We continue to believe our Portfolio of sustainable growth companies can outperform in this late cycle growth environment.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, and includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy VIP Global Growth.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.6%
Information Technology	23.4%
Industrials	15.9%
Consumer Discretionary	15.6%
Financials	14.9%
Health Care	11.5%
Consumer Staples	6.6%
Energy	5.5%
Communication Services	4.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.4%

Country Weightings

North America	49.8%
United States	45.7%
Canada	4.1%
Europe	30.2%
France	10.8%
United Kingdom	5.9%
Netherlands	4.0%
Germany	3.7%
Other Europe	5.8%
Pacific Basin	16.7%
China	6.4%
Japan	3.8%
Other Pacific Basin	6.5%
South America	0.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.4%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Airbus SE	France	Industrials	Aerospace & Defense
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
Microsoft Corp.	United States	Information Technology	Systems Software
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Thermo Fisher Scientific, Inc.	United States	Health Care	Life Sciences Tools & Services
Ping An Insurance (Group) Co. of China Ltd., H Shares	China	Financials	Life & Health Insurance
Alimentation Couche-Tard, Inc., Class B	Canada	Consumer Staples	Food Retail
Johnson & Johnson	United States	Health Care	Pharmaceuticals
Ferrari N.V.	Italy	Consumer Discretionary	Automobile Manufacturers
Infineon Technologies AG	Germany	Information Technology	Semiconductors

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT GLOBAL GROWTH



	Value
Ivy VIP Global Growth (Class II)[1]	$22,274
MSCI World Index	$24,712

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class II
1-year period ended 12-31-19	25.93%
5-year period ended 12-31-19	8.06%
10-year period ended 12-31-19	8.34%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS GLOBAL GROWTH *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Brazil		
Consumer Discretionary – 0.8%		
Magazine Luiza S.A. (A)	93	$ 1,101
Financials – 0.1%		
XP, Inc., Class A (A)	5	194
Total Brazil – 0.9%		$ 1,295
Canada		
Consumer Staples – 2.6%		
Alimentation Couche-Tard, Inc., Class B	120	3,802
Energy – 1.5%		
Canadian Natural Resources Ltd.	71	2,290
Total Canada – 4.1%		$ 6,092
China		
Communication Services – 1.1%		
Tencent Holdings Ltd.	34	1,634
Consumer Discretionary – 1.7%		
Alibaba Group Holding Ltd. ADR (A)	12	2,463
Financials – 2.6%		
Ping An Insurance (Group) Co. of China Ltd., H Shares	326	3,853
Information Technology – 1.0%		
Baidu.com, Inc. ADR (A)	12	1,551
Total China – 6.4%		$ 9,501
France		
Communication Services – 1.6%		
Ubisoft Entertainment S.A. (A)	36	2,461
Consumer Discretionary – 0.6%		
LVMH Moet Hennessy – Louis Vuitton	2	930
Energy – 1.5%		
Total S.A. ADR	40	2,196
Industrials – 7.1%		
Airbus SE	53	7,791
Schneider Electric S.A.	26	2,677
		10,468
Total France – 10.8%		$16,055
Germany		
Financials – 1.2%		
Deutsche Boerse AG	12	1,834
Information Technology – 2.5%		
Infineon Technologies AG	165	3,701
Total Germany – 3.7%		$ 5,535

COMMON STOCKS (Continued)	Shares	Value
Hong Kong		
Consumer Discretionary – 0.9%		
Galaxy Entertainment Group	191	$ 1,407
Financials – 1.3%		
AIA Group Ltd.	180	1,892
Total Hong Kong – 2.2%		$3,299
India		
Energy – 1.7%		
Reliance Industries Ltd.	118	2,504
Financials – 1.2%		
HDFC Bank Ltd.	97	1,732
Total India – 2.9%		$4,236
Italy		
Consumer Discretionary – 2.5%		
Ferrari N.V.	23	3,735
Total Italy – 2.5%		$3,735
Japan		
Consumer Discretionary – 1.1%		
Isuzu Motors Ltd.	133	1,572
Industrials – 2.7%		
Daikin Industries Ltd.	7	1,027
Recruit Holdings Co. Ltd.	81	3,024
		4,051
Total Japan – 3.8%		$5,623
Netherlands		
Consumer Staples – 1.4%		
Heineken N.V.	19	2,063
Industrials – 1.8%		
Koninklijke Philips Electronics N.V., Ordinary Shares	53	2,580
Information Technology – 0.8%		
ASML Holding N.V., NY Registry Shares	4	1,207
Total Netherlands – 4.0%		$5,850
Switzerland		
Consumer Staples – 1.2%		
Nestle S.A., Registered Shares	17	1,799
Health Care – 0.9%		
Alcon, Inc. (A)	23	1,329
Industrials – 1.2%		
Ferguson plc	20	1,822
Total Switzerland – 3.3%		$4,950

COMMON STOCKS (Continued)	Shares	Value
Taiwan		
Information Technology – 1.4%		
Taiwan Semiconductor Manufacturing Co. Ltd. ADR	36	$ 2,094
Total Taiwan – 1.4%		$ 2,094
United Kingdom		
Consumer Discretionary – 0.5%		
Compass Group plc	30	755
Consumer Staples – 1.4%		
Diageo plc	50	2,102
Financials – 2.2%		
Prudential plc	169	3,237
Health Care – 1.8%		
AstraZeneca plc	16	1,652
AstraZeneca plc ADR	19	930
		2,582
Total United Kingdom – 5.9%		$ 8,676
United States		
Communication Services – 1.5%		
Facebook, Inc., Class A (A)	11	2,206
Consumer Discretionary – 7.5%		
Amazon.com, Inc. (A)	4	6,977
Dollar General Corp.	18	2,871
Home Depot, Inc. (The)	6	1,393
		11,241
Energy – 0.8%		
ConocoPhillips	18	1,193
Financials – 6.3%		
CME Group, Inc.	7	1,473
Fidelity National Information Services, Inc.	19	2,680
Goldman Sachs Group, Inc. (The)	9	2,085
KeyCorp	87	1,760
SVB Financial Group (A)	6	1,393
		9,391
Health Care – 8.8%		
Abbott Laboratories	35	2,998
HCA Holdings, Inc.	13	1,892
Johnson & Johnson	26	3,746
Thermo Fisher Scientific, Inc.	14	4,450
		13,086
Industrials – 3.1%		
Eaton Corp.	22	2,037
Northrop Grumman Corp.	8	2,588
		4,625
Information Technology – 17.7%		
Adobe, Inc. (A)	9	3,117
Ambarella, Inc. (A)	36	2,185

SCHEDULE OF INVESTMENTS GLOBAL GROWTH *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS (Continued)	Shares	Value
Information Technology (Continued)		
Garter, Inc., Class A (A)	10	$ 1,599
MasterCard, Inc., Class A	9	2,745
Microsoft Corp.	40	6,319
PayPal, Inc. (A)	24	2,600
VeriSign, Inc. (A)	7	1,423
Visa, Inc., Class A	29	5,498
Western Digital Corp.	10	604
		26,090
Total United States – 45.7%		$ 67,832
TOTAL COMMON STOCKS – 97.6%		$144,773
(Cost: $106,182)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (B) – 2.3%		
State Street Institutional U.S. Government Money Market Fund – Premier Class 1.550%	3,347	$ 3,347
TOTAL SHORT-TERM SECURITIES – 2.3%		$ 3,347
(Cost: $3,347)		
TOTAL INVESTMENT SECURITIES – 99.9%		$148,120
(Cost: $109,529)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		222
NET ASSETS – 100.0%		$148,342

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 6,301	$ —	$—
Consumer Discretionary	16,796	6,408	—
Consumer Staples	7,967	1,799	—
Energy	8,183	—	—
Financials	20,299	1,834	—
Health Care	15,668	1,329	—
Industrials	19,495	4,051	—
Information Technology	30,942	3,701	—
Total Common Stocks	$125,651	$19,122	$—
Short-Term Securities	3,347	—	—
Total	$128,998	$19,122	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Information Technology	23.4%
Industrials	15.9%
Consumer Discretionary	15.6%
Financials	14.9%
Health Care	11.5%
Consumer Staples	6.6%
Energy	5.5%
Communication Services	4.2%
Other+	2.4%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Susan Regan

Below, Susan K. Regan, portfolio manager of Ivy VIP Limited-Term Bond, discusses positioning, performance and results for the fiscal year ended December 31, 2019. She has managed the Portfolio since 2014 and has 32 years industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019

Ivy VIP Limited-Term Bond (Class II shares at net asset value)	4.23%
Benchmark and Morningstar Category	
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	5.01%
(generally reflects the performance of securities representing the bond market that have maturities between 1 and 5 years)	
Morningstar Short-Term Bond Category Average	4.72%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Performance

For the period ended December 31, 2019, the Portfolio had a positive return, but underperformed relative to its benchmark and Morningstar peer group.

Market Perspective

Calendar year 2019 was strong for investment-grade fixed income with solid returns across maturities and sectors. Following its January 2019 meeting, the Fed started a new message of patience and Fed Chairman Jerome Powell suggested that rate hikes were off the table for the remainder of the year. We saw an even greater pivot when the Fed cut rates three times during the year – in July, September and October. This policy shift brought the rate to its current range of 1.50% to 1.75%.

While the market was volatile and yields didn't go down in a straight line, they fell significantly during calendar year 2019. The 2-year U.S. Treasury note fell nearly 92 basis points (bps) to end the year at 1.57%, while the 5-year U.S. Treasury note fell 82 bps to 1.69% by year-end.

While decisions by the Fed were a significant cause of the move in the U.S. Treasury curve, other factors impacted rate movement. The ongoing trade war with China, slow growth and negative interest rates in Europe, Brexit uncertainty, and mixed economic data in the U.S. and abroad all drove volatility.

Similarly, credit had a strong year as equity markets continued to reach new highs and corporate bonds saw their prices rise in-kind due to the rise in U.S. Treasuries and the tightening of credit spreads. The Bloomberg Barclays U.S. Credit Index, a standard gauge for U.S. credit, earned an excess return of 620 bps, its best since 2012. The spread on the index tightened significantly during calendar year 2019, starting the year at 143 bps and ending at 90 bps. The credit portion of the Portfolio's benchmark is the 1-5 year subset of the Bloomberg Barclays U.S. Credit Index.

The fiscal period also saw the inversion of two popular measures of the yield curve. The inversions attracted attention from the financial media and the market, as an inverted yield curve is often, but not always, a precursor to recession. The yield curve, as measured by the difference in yields on the 10-year U.S. Treasury note and the 2-year U.S. Treasury note, inverted for one week beginning Aug. 26 and peaked at 5 bps. The curve steepened in the fourth quarter, and at year end, the 10-year U.S. Treasury note was yielding 35 bps more than the 2-year U.S. Treasury note.

The Fed's stated preferred method of measuring the yield curve is the difference between the yields on the 10-year U.S. Treasury note and the 3-month U.S. Treasury bill. This part of the yield curve inverted in May and remained inverted nearly every day until October 11 when the Phase 1 trade agreement with China was announced, which sent longer yields higher. That same day, the Fed announced it would start buying $60 billion monthly in U.S. Treasury bills, which sent yields on shorter maturities lower. After that point, this measure of the yield curve was not inverted for the remainder of 2019 and ended the year at 37 bps.

Portfolio Positioning

We began the year with the Portfolio's duration at 81% of benchmark duration. The Fed had been hiking rates and maintaining the Portfolio's duration well below benchmark duration was warranted. We began increasing duration in February once we were convinced that the Fed was finished hiking rates in this cycle. The Portfolio's duration remained below the benchmark, in the 92-96% range, for the remainder of calendar year 2019.

We reduced credit slightly during the year and added to the allocations in both U.S. Treasuries and agency commercial mortgage-backed securities (CMBS). We believe this CMBS product is attractive because it enhances the portfolio's return and behaves more like a bullet security, paying its principal back in a lump-sum near its maturity, rather than a little each month like a traditional mortgage-backed security. The agency CMBS allocation was a strong contributor to performance during the fiscal year.

The Portfolio's allocation to credit is at benchmark weight, which we believe is appropriate. The sector had strong performance in the fiscal year, but we believe it is difficult for spreads to tighten substantially from this point, especially with dramatic increases in debt and leverage in the system the past few years.

Outlook

It is expected the Phase 1 trade deal with China will be signed January 15. Subsequently, talks would move to Phase 2, and then the markets will assess the likelihood of future agreements. We anticipate market volatility to continue based on headlines and tweets around the negotiations.

The Fed expects to be "on hold" for the remainder of 2020, with neither rate cuts nor rate hikes. It has communicated its willingness to let inflation exceed 2% for a time since it has been below 2% for so long. We believe the Fed will do all it can to keep the expansion going. Should the economic data weaken significantly, they will not hesitate to lower rates.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

Fixed-income securities are subject to interest rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy VIP Limited-Term Bond.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Bonds	97.5%
United States Government and Government Agency Obligations	63.5%
Corporate Debt Securities	33.0%
Mortgage-Backed Securities	0.8%
Asset-Backed Securities	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.5%

Quality Weightings

Investment Grade	94.8%
AAA	44.7%
AA	10.1%
A	10.7%
BBB	29.3%
Non-Investment Grade	2.7%
CCC	0.3%
Non-rated	2.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.5%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

2019   ANNUAL REPORT   45

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)


Ivy VIP Limited-Term Bond (Class II)(1) $11,632
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index $11,856
$20,000
$15,000
$10,000
$5,000
$0
8-23 2010
12-31 2010
12-31 2011
12-31 2012
12-31 2013
12-31 2014
12-31 2015
12-31 2016
12-31 2017
12-31 2018
12-31 2019

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class II
1-year period ended 12-31-19	4.23%
5-year period ended 12-31-19	1.84%
10-year period ended 12-31-19	—
Since Inception of Class through 12-31-19(3)	1.63%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)8-23-10 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS LIMITED-TERM BOND *(in thousands)*

DECEMBER 31, 2019

ASSET-BACKED SECURITIES	Principal	Value
American Airlines Class AA Pass-Through Certificates, Series 2016-2, 3.200%, 6-15-28	$ 855	$ 878
TOTAL ASSET-BACKED SECURITIES – 0.2%		$ 878
(Cost: $854)		
CORPORATE DEBT SECURITIES		
Communication Services		
Cable & Satellite – 0.9%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal), 3.700%, 4-15-24	2,000	2,131
SBA Tower Trust, Series 2014-2 (GTD by SBA Guarantor LLC and SBA Holdings LLC), 3.869%, 10-8-24 (A)	2,000	2,081
		4,212
Integrated Telecommunication Services – 0.5%		
AT&T, Inc., 3.400%, 5-15-25	950	995
Verizon Communications, Inc., 3.376%, 2-15-25	1,250	1,323
		2,318
Wireless Telecommunication Service – 1.2%		
Crown Castle Towers LLC:		
3.222%, 5-15-22 (A)	4,300	4,345
3.663%, 5-15-25 (A)	950	985
		5,330
Total Communication Services – 2.6%		11,860
Consumer Discretionary		
Automobile Manufacturers – 0.4%		
Volkswagen Group of America, Inc., 2.500%, 9-24-21 (A)	1,600	1,614
Casinos & Gaming – 0.4%		
Las Vegas Sands Corp., 3.200%, 8-8-24	1,900	1,959
General Merchandise Stores – 1.2%		
Dollar General Corp., 3.250%, 4-15-23	2,640	2,725
Family Dollar Stores, Inc., 5.000%, 2-1-21	2,500	2,576
		5,301
Total Consumer Discretionary – 2.0%		8,874
Consumer Staples		
Distillers & Vintners – 0.6%		
Constellation Brands, Inc.:		
3.200%, 2-15-23	1,500	1,540
4.250%, 5-1-23	1,188	1,262
		2,802

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Drug Retail – 0.6%		
CVS Health Corp.:		
3.500%, 7-20-22	$ 1,425	$ 1,471
2.750%, 12-1-22	1,405	1,427
		2,898
Soft Drinks – 0.7%		
Coca-Cola Bottling Co. Consolidated, 3.800%, 11-25-25	1,695	1,773
Keurig Dr Pepper, Inc., 4.057%, 5-25-23	1,200	1,265
		3,038
Total Consumer Staples – 1.9%		8,738
Energy		
Oil & Gas Equipment & Services – 0.6%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.):		
2.800%, 2-15-21	800	808
3.500%, 2-1-22	2,000	2,062
		2,870
Oil & Gas Exploration & Production – 0.2%		
Aker BP ASA, 6.000%, 7-1-22 (A)	1,000	1,027
Oil & Gas Storage & Transportation – 3.2%		
Enbridge, Inc., 2.900%, 7-15-22	2,470	2,516
Energy Transfer Partners L.P., 4.150%, 10-1-20	3,860	3,901
EQT Midstream Partners L.P., 4.750%, 7-15-23	1,500	1,504
Kinder Morgan Energy Partners L.P.:		
3.500%, 3-1-21	1,000	1,013
3.450%, 2-15-23	1,646	1,697
Midwest Connector Capital Co. LLC, 3.625%, 4-1-22 (A)	1,000	1,025
Plains All American Pipeline L.P. and PAA Finance Corp., 3.850%, 10-15-23	1,800	1,863
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 4.400%, 4-1-21	800	819
		14,338
Total Energy – 4.0%		18,235
Financials		
Consumer Finance – 2.9%		
Ally Financial, Inc., 4.250%, 4-15-21	2,139	2,187
American Express Co., 2.500%, 7-30-24	2,000	2,022
American Honda Finance Corp., 2.150%, 9-10-24	1,600	1,601

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
Discover Bank:		
3.100%, 6-4-20	$ 1,500	$ 1,505
3.350%, 2-6-23	1,580	1,630
Ford Motor Credit Co. LLC, 2.459%, 3-27-20	3,066	3,067
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), 3.200%, 7-6-21	1,000	1,014
		13,026
Diversified Banks – 4.6%		
Bank of America Corp.:		
4.100%, 7-24-23	1,983	2,115
4.125%, 1-22-24	2,095	2,253
BB&T Corp., 2.500%, 8-1-24	1,600	1,619
Citizens Bank N.A., 3.250%, 2-14-22	1,200	1,229
Huntington Bancshares, Inc., 4.000%, 5-15-25	2,250	2,429
Korea Development Bank, 3.250%, 2-19-24	750	780
Mitsubishi UFJ Financial Group, Inc., 2.801%, 7-18-24	1,600	1,631
Mizuho Financial Group, Inc., 2.953%, 2-28-22	2,100	2,138
Sumitomo Mitsui Financial Group, Inc., 2.696%, 7-16-24	1,600	1,622
Synchrony Bank, 3.000%, 6-15-22	1,500	1,529
U.S. Bancorp, 5.125%, 1-15-68	3,380	3,475
		20,820
Financial Exchanges & Data – 0.3%		
Intercontinental Exchange, Inc., 3.450%, 9-21-23	1,500	1,573
Investment Banking & Brokerage – 2.2%		
E*TRADE Financial Corp., 2.950%, 8-24-22	1,580	1,609
Goldman Sachs Group, Inc. (The):		
3.000%, 4-26-22	1,500	1,518
3.500%, 1-23-25	2,250	2,359
Morgan Stanley, 4.875%, 11-1-22	3,734	4,000
Morgan Stanley (3-Month U.S. LIBOR plus 110 bps), 3.007%, 5-31-23 (B)	300	307
		9,793
Other Diversified Financial Services – 1.3%		
Citigroup, Inc., 2.750%, 4-25-22	2,000	2,031
JPMorgan Chase & Co.:		
2.972%, 1-15-23	1,500	1,530
3.125%, 1-23-25	1,359	1,418
3.000%, 2-27-30 (C)	850	834
		5,813

SCHEDULE OF INVESTMENTS LIMITED-TERM BOND *(in thousands)*

DECEMBER 31, 2019

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Regional Banks – 1.3%		
PNC Financial Services Group, Inc. (The), 3.500%, 1-23-24	$3,674	$ 3,867
SunTrust Banks, Inc., 3.200%, 4-1-24	2,100	2,183
		6,050
Total Financials – 12.6%		57,075
Health Care		
Health Care Equipment – 0.4%		
Becton Dickinson & Co., 2.894%, 6-6-22	1,900	1,931
Pharmaceuticals – 0.9%		
AbbVie, Inc., 2.300%, 11-21-22 (A)	1,400	1,406
Zoetis, Inc., 3.250%, 2-1-23	2,415	2,485
		3,891
Total Health Care – 1.3%		5,822
Industrials		
Aerospace & Defense – 0.9%		
BAE Systems plc, 4.750%, 10-11-21 (A)	1,170	1,221
L3Harris Technologies, Inc., 3.950%, 5-28-24 (A)	2,000	2,123
Northrop Grumman Corp., 3.250%, 8-1-23	680	708
		4,052
Airlines – 0.4%		
Delta Air Lines, Inc., 3.400%, 4-19-21	1,800	1,825
Environmental & Facilities Services – 1.2%		
Republic Services, Inc., 2.500%, 8-15-24	2,600	2,628
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.), 2.400%, 5-15-23	2,818	2,846
		5,474
Industrial Conglomerates – 0.2%		
General Electric Capital Corp., 5.012%, 1-1-24	849	869
Research & Consulting Services – 0.2%		
RELX Capital, Inc. (GTD by RELX plc), 3.125%, 10-15-22	778	801
Total Industrials – 2.9%		13,021

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Information Technology		
Data Processing & Outsourced Services – 0.4%		
PayPal Holdings, Inc., 2.400%, 10-1-24	$1,600	$ 1,615
IT Consulting & Other Services – 0.3%		
Pioneer Holding Corp., 9.000%, 11-1-22 (A)	1,200	1,254
Technology Hardware, Storage & Peripherals – 0.2%		
NetApp, Inc., 3.375%, 6-15-21	1,000	1,016
Total Information Technology – 0.9%		3,885
Real Estate		
Specialized REITs – 1.8%		
American Tower Corp.:		
3.300%, 2-15-21	1,000	1,013
5.900%, 11-1-21	800	854
2.250%, 1-15-22	590	592
3.070%, 3-15-23 (A)	2,835	2,871
Crown Castle International Corp., 4.875%, 4-15-22	1,000	1,059
Equinix, Inc., 2.625%, 11-18-24	1,500	1,503
		7,892
Total Real Estate – 1.8%		7,892
Utilities		
Electric Utilities – 2.7%		
CenterPoint Energy, Inc., 2.500%, 9-1-22	3,000	3,023
Entergy Texas, Inc., 2.550%, 6-1-21	1,275	1,276
Evergy, Inc.:		
5.292%, 6-15-22 (C)	1,154	1,226
2.450%, 9-15-24	1,600	1,608
MidAmerican Energy Co., 3.700%, 9-15-23	1,045	1,098
National Rural Utilities Cooperative Finance Corp., 2.400%, 4-25-22	2,000	2,021
Virginia Electric and Power Co., Series C, 2.750%, 3-15-23	2,000	2,036
		12,288
Multi-Utilities – 0.3%		
Dominion Energy Gas Holdings LLC, 2.500%, 11-15-24	1,400	1,405
Total Utilities – 3.0%		13,693
TOTAL CORPORATE DEBT SECURITIES – 33.0%		$149,095
(Cost: $146,545)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Non-Agency REMIC/CMO – 0.8%		
JPMorgan Chase Commercial Mortgage Securities Corp., Series 2014-FRR1, Class A-K10, 4.286%, 11-27-49 (A)	$3,700	$3,690
TOTAL MORTGAGE-BACKED SECURITIES – 0.8%		$3,690
(Cost: $3,660)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 1.0%		
Federal Home Loan Bank, 2.250%, 7-21-31	1,640	1,629
U.S. Department of Transportation, 6.001%, 12-7-21 (A)	2,500	2,695
		4,324
Mortgage-Backed Obligations – 12.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO, 2.500%, 5-15-44	515	519
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 185 bps), 3.547%, 8-25-25 (A)(B)	2,403	2,382
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 250 bps), 4.197%, 11-25-24 (A)(B)	499	501
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 255 bps), 4.247%, 6-25-27 (A)(B)	546	553
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 435 bps), 6.047%, 11-25-21 (A)(B)	2,923	2,980
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (3-Year U.S. Treasury index plus 315 bps), 4.622%, 11-25-49 (A)(B)	2,120	2,154
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 1-Month U.S. LIBOR):		
4.947%, 6-25-21 (A)(B)	593	595
5.697%, 9-25-22 (A)(B)	359	362
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index), 3.630%, 11-25-47 (A)(B)	1,500	1,524
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 3-year U.S. Treasury index):		
5.522%, 4-25-20 (A)(B)	880	881
3.392%, 7-25-22 (A)(B)	1,720	1,749
3.971%, 2-25-46 (A)(B)	70	71
3.630%, 7-25-46 (A)(B)	2,000	2,045
3.565%, 11-25-47 (A)(B)	5,000	5,080

DECEMBER 31, 2019

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index):		
3.485%, 11-25-23 (A)(B)	$ 600	$ 606
3.580%, 11-25-23 (A)(B)	10,870	11,057
3.868%, 5-25-45 (A)(B)	600	618
3.556%, 6-25-45 (A)(B)	1,000	1,027
3.565%, 11-25-47 (A)(B)	2,724	2,818
3.541%, 2-25-48 (A)(B)	1,000	1,019
3.587%, 6-25-48 (A)(B)	1,170	1,197
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 7-year U.S. Treasury index):		
4.055%, 5-25-25 (A)(B)	225	233
3.779%, 10-25-48 (A)(B)	1,125	1,164
3.674%, 11-25-49 (A)(B)	1,900	1,947
3.647%, 11-25-50 (A)(B)	5,650	5,772
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
3.000%, 9-1-28	1,857	1,905
4.500%, 8-1-30	510	546
Federal National Mortgage Association Agency REMIC/CMO, 2.000%, 10-25-41	1,319	1,312
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.646%, 7-1-20	347	348
3.680%, 2-1-21	345	348
4.381%, 6-1-21	858	879
Government National Mortgage Association Agency REMIC/CMO, 2.000%, 3-16-42	688	685
		54,877
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 13.1%		$59,201

(Cost: $58,532)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 50.4%		
U.S. Treasury Notes:		
1.750%, 10-31-20	$16,000	$ 16,012
2.625%, 11-15-20	10,000	10,083
2.500%, 1-31-21	10,300	10,393
2.500%, 2-28-21	1,000	1,010
2.625%, 5-15-21	16,500	16,724
2.750%, 9-15-21	1,000	1,019
2.875%, 10-15-21	18,400	18,808
2.000%, 12-31-21	8,000	8,062
2.125%, 12-31-21	16,000	16,163
1.875%, 2-28-22	15,000	15,087
1.750%, 4-30-22	13,000	13,044
1.750%, 5-31-22	2,750	2,760
2.000%, 7-31-22	10,000	10,098
1.375%, 10-15-22	3,000	2,980
2.125%, 12-31-22	11,000	11,161
2.375%, 1-31-23	10,000	10,221
2.500%, 3-31-23	5,850	6,009
2.750%, 4-30-23	8,000	8,284
2.875%, 9-30-23	4,000	4,175
1.625%, 10-31-23	17,600	17,570
2.875%, 10-31-23	1,500	1,567
2.125%, 11-30-23	4,000	4,068
2.500%, 1-31-24	7,250	7,483
2.500%, 5-15-24	7,000	7,237
1.750%, 6-30-24	8,000	8,018
		228,036
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 50.4%		$228,036

(Cost: $224,181)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 1.8%		
General Motors Financial Co., Inc., 2.560%, 2-3-20	$2,000	$ 1,995
Kellogg Co., 1.800%, 1-2-20	1,791	1,791
Sonoco Products Co., 1.780%, 1-2-20	3,025	3,025
Walgreens Boots Alliance, Inc., 2.001%, 1-7-20	1,500	1,499
		8,310
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.860%, 1-6-20 (E)	1,006	1,006
	Shares	
Money Market Funds (F) – 0.0%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550%	93	93
TOTAL SHORT-TERM SECURITIES – 2.0%		$ 9,409
(Cost: $9,410)		
TOTAL INVESTMENT SECURITIES – 99.5%		$450,309
(Cost: $443,182)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		2,233
NET ASSETS – 100.0%		$452,542

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2019 the total value of these securities amounted to $74,672 or 16.5% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at December 31, 2019.

(D) Rate shown is the yield to maturity at December 31, 2019.

(E) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F) Rate shown is the annualized 7-day yield at December 31, 2019.

SCHEDULE OF INVESTMENTS LIMITED-TERM BOND *(in thousands)*

DECEMBER 31, 2019

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 878	$—
Corporate Debt Securities	—	149,095	—
Mortgage-Backed Securities	—	3,690	—
United States Government Agency Obligations	—	59,201	—
United States Government Obligations	—	228,036	—
Short-Term Securities	93	9,316	—
Total	$93	$ 450,216	$—

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Matthew K. Richmond



Lowell R. Bolken



Joshua M. Klaetsch

Ivy VIP Securian Real Estate Securities is sub-advised by Securian Asset Management, Inc. Below, Lowell R. Bolken, CFA, Matthew K. Richmond and Joshua M. Klaetsch, the co-portfolio managers of Ivy VIP Securian Real Estate Securities discuss positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Bolken has managed the Portfolio since 2006, and has 29 years of industry experience. Mr. Richmond has co-managed the Portfolio since 2014 and has 25 years of industry experience. Mr. Klaetsch joined the portfolio management team in 2018 and has 13 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019	
Ivy VIP Securian Real Estate Securities (Class II shares at net asset value)	24.43%
Benchmark and Morningstar Category	
FTSE Nareit Equity REITs Index (Generally reflects the performance of securities representing the commercial real estate market)	26.00%
Morningstar Real Estate Category Average (Generally reflects the performance of the universe of portfolios with similar investment objectives)	27.28%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Key Drivers

Real estate stocks delivered significantly positive returns for the year ending December 31, 2019, but failed to keep pace with the broader S&P 500 Index. Real estate investment trusts (REITs), similar to the broader market, were consistently positive throughout the year with very little volatility.

We believe the economy is poised to do modestly better in 2020. The consumer continues to drive growth with low unemployment and higher wages supporting spending. Although the stage is set for stronger growth in corporate America, the turn has not fully materialized due to weakness in the manufacturing and energy sectors. Still, the outlook appears brighter for 2020 as the shock from recent tariffs recedes. Corporate earnings should improve amid more stable global growth and easier year-over-year comparisons. In addition, a recession next year seems unlikely given economic fundamentals like unemployment at a nearly 50-year low.

Macroeconomic conditions remain favorable for real estate operators and we see few, if any, conditions within the real estate markets that would disrupt a continued expansion. The current real estate recovery is entering its 11th year, and many believe we are in a Goldilocks period for the sector. Occupancies across most every property segment remain at historically high levels, and speculative construction continues to be held in check with few exceptions. We believe 2020 earnings growth for REITs will approach 5% as landlords enjoy the benefit of contractual lease obligations from their tenants and the current ultra-low interest rate environment is providing a refinancing boost to the expense structure. This expected earnings growth should set the stage for another solid year of dividend increases across the sector.

Industrial REITs once again recorded all-time high occupancy levels in 2019, driven by a seemingly insatiable demand for e-commerce shopping and same-day delivery. The shift in consumer preferences has had a pronounced impact on "bricks & mortar" retailers and retail property owners. Another year of significant store closures and bankruptcy filings resulted in dismal performance for mall REITs, whose returns lagged the index by over 30%. Unprecedented demand for datacenter space shows no signs of diminishing, driven by increased cloud storage, virtualization and artificial intelligence needs.

Single family rental REITs also delivered solid performance. A limited supply of affordable and available inventory, coupled with growing demand for non-apartment residences by millennials drove nearly sector leading returns for single family

rental REITs. Office REITs also delivered above average returns. Occupancies remain relatively stable, and new office construction has been robust. Today's office tenants are flocking to modern, more functional space that affords a more enjoyable and efficient environment for their employees.

Contributors and detractors

The Portfolio delivered a sharply positive total return for the year, but trailed its benchmark and peer group. Our investment philosophy consistently favors companies that we believe own well-located, high-quality properties that feature stable balance sheets, exhibit improving property fundamentals and have above-average cash flow growth prospects. Those characteristics have proven over time to result in favorable performance.

We increased the Portfolio's holdings in more defensively oriented companies toward the end of 2018 and again in early 2019. Most notably we increased exposure to owners of both net lease and health care properties. These types of companies tend to offer above-average dividends and feature very low, but stable cash flow growth. In early 2019 market participants shifted to a decidedly "risk on" posture. Our defensive positioning caused the Portfolio's index-relative performance to lag amid considerable uncertainty regarding the economic impact of the tariff wars and U.S. Federal Reserve (Fed) action.

From a property-type perspective, the Portfolio was overweight in owners of warehouses, data centers, single family homes and medical office/life science properties. We were consistently underweight shopping center and mall REITs, as well as hotel owners.

Significant contributors to performance included stock selection within office building ownership groups. We avoided exposure to owners of New York City offices given weak operating fundamentals. The recent struggles resulting from WeWork's failed initial public offering only heighten our nervousness about further erosion in that market. The Portfolio's positioning in office is primarily tilted to biomedical and West Coast-focused owners.

An overweighting to single family REITs also was a significant positive contributor to index-relative performance. Steady demand and enhanced cost controls led to these companies posting well above average earnings growth throughout the year. Within multifamily, once again, the manufactured housing (MH) companies delivered well above average performance. An overweighting to MH favorably contributed to performance. The Portfolio remains overweight to the segment, as we anticipate steady income growth amid very favorable demand dynamics.

Warehouse owners proved to be a modest detractor to relative performance. These companies continue to post spectacular total returns (49% on average last year). Burgeoning e-commerce activity has produced record demand for warehouse space, but new supply has begun to outstrip demand, leading to reduced rental rate and net income growth for the companies. That combination typically has resulted in sub-par stock price performance and we believe a correction is due. We reduced our exposure to warehouse owners after a period of strong performance left these companies with what we believe are unsustainably inflated valuation levels.

Outlook

The big question investors have is whether this year's extraordinary returns are justified or if we have simply pulled future returns forward. We previously acknowledged that if the Fed's insurance cuts were effective, conditions would be good for risk assets. This scenario certainly was realized, and the market is pricing in a return to a Goldilocks economy where both growth and inflation are measured. This sets the stage for continued demand for risk assets. The Fed is on hold, and we believe that the record expansion is set to extend through next year. Rhetoric around the United Kingdom's exit from the European Union and trade has become more positive, calming markets in the near term.

While we can identify much strength, these factors are tempered by real risks. A trade deal is good, but we think it is unlikely to produce steadily expanding global flows. Labor markets are tight, corporate margins peaked in 2018 and corporate leverage is high. Nationalistic populism remains on the rise and we believe that political risks will remain elevated. Late cycle gross domestic product growth around 2% is good, but provides little room for error. The Fed's three rate cuts in 2019 used dry powder, increasing concerns about how policy makers will counter the next downturn.

Within the commercial real estate sector, we broadly expect stable operating trends to continue across the sector, with the recognition that today's occupancy levels and tempered rental rate increases will result in modest earnings growth. We remain optimistic as we see few material concerns emerging, as in previous cycles. Bank lending, commercial construction, equity allocations, and overall pricing metrics remain much healthier than was often the case in previous cycle peaks. Ultra-low interest rates, continued favorable operating conditions and dependable cash flows have emboldened investors to see real estate as a relative "safe haven" in today's low-growth, low-rate environment.

As we have stated repeatedly to our investors, short-term REIT price movements have been tightly tethered to changes in the 10-Year U.S. Treasury yield for the past six years. While acquiescing to the new normal, we continue to believe that longer-term share price performance will be heavily influenced by macro conditions and individual company portfolio decisions. Share price support will come from continued low interest rates, further employment gains, avoiding a textbook recession and supporting further vigilance in lending standards. Higher borrowing costs, such as a rising 10-year U.S. Treasury yield, or a steepening yield curve could offer resistance.

Following a 26% total return for 2019, REITs now trade slightly higher than their net asset value. That stated, private market valuations have nudged higher along with improvement in operating earnings and continue to support current REIT valuations.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest-rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the Portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Securian Real Estate Securities.

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	99.2%
Real Estate	98.0%
Consumer Discretionary	1.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.8%

Top 10 Equity Holdings

Company	Sector	Industry
ProLogis, Inc.	Real Estate	Industrial REITs
Equinix, Inc.	Real Estate	Specialized REITs
Alexandria Real Estate Equities, Inc.	Real Estate	Office REITs
Digital Realty Trust, Inc.	Real Estate	Specialized REITs
Invitation Homes, Inc.	Real Estate	Residential REITs
Duke Realty Corp.	Real Estate	Industrial REITs
AvalonBay Communities, Inc.	Real Estate	Residential REITs
VICI Properties, Inc.	Real Estate	Specialized REITs
Simon Property Group, Inc.	Real Estate	Retail REITs
Healthpeak Properties, Inc.	Real Estate	Health Care REITs

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



	Class II
Ivy VIP Securian Real Estate Securities (Class II)(1) $28,288
FTSE Nareit Equity REITs Index $30,894

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class II
1-year period ended 12-31-19	24.43%
5-year period ended 12-31-19	6.23%
10-year period ended 12-31-19	10.96%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS SECURIAN REAL ESTATE SECURITIES *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Hotels, Resorts & Cruise Lines – 1.2%		
Marriott International, Inc., Class A	3	$ 439
Total Consumer Discretionary – 1.2%		439
Real Estate		
Diversified REITs – 3.3%		
STORE Capital Corp.	15	540
VEREIT, Inc.	69	639
		1,179
Health Care REITs – 10.3%		
Healthcare Trust of America, Inc., Class A	14	427
Healthpeak Properties, Inc.	31	1,055
Omega Healthcare Investors, Inc.	13	551
Physicians Realty Trust	16	295
Ventas, Inc.	6	352
Welltower, Inc.	12	981
		3,661
Hotel & Resort REITs – 4.8%		
Host Hotels & Resorts, Inc.	55	1,017
Park Hotels & Resorts, Inc.	24	613
Pebblebrook Hotel Trust	3	78
		1,708
Industrial REITs – 11.4%		
Duke Realty Corp.	39	1,335
First Industrial Realty Trust, Inc.	12	515
ProLogis, Inc.	25	2,203
		4,053
Office REITs – 13.4%		
Alexandria Real Estate Equities, Inc.	11	$ 1,704
Boston Properties, Inc.	6	800
Cousins Properties, Inc.	19	763
Douglas Emmett, Inc.	16	707
Kilroy Realty Corp.	8	671
Vornado Realty Trust	1	87
		4,732
Residential REITs – 22.0%		
American Homes 4 Rent	38	985
Apartment Investment and Management Co., Class A	9	449
AvalonBay Communities, Inc.	6	1,229
Camden Property Trust	6	679
Equity Lifestyle Properties, Inc.	3	183
Equity Residential	7	592
Essex Property Trust, Inc.	2	678
Invitation Homes, Inc.	45	1,337
Sun Communities, Inc.	6	961
UDR, Inc.	15	696
		7,789
Retail REITs – 9.2%		
Agree Realty Corp.	6	414
Brixmor Property Group, Inc.	6	123
Macerich Co. (The)	12	318
Realty Income Corp.	2	177
Regency Centers Corp.	4	257
Simon Property Group, Inc.	7	1,078
Spirit Realty Capital, Inc.	9	462
Weingarten Realty Investors	13	415
		3,244
Specialized REITs – 23.6%		
Crown Castle International Corp.	4	$ 569
CubeSmart	8	258
Digital Realty Trust, Inc.	11	1,353
Entertainment Properties Trust	5	332
Equinix, Inc.	3	2,039
Extra Space Storage, Inc.	5	518
Four Corners Property Trust, Inc.	13	358
Gaming and Leisure Properties, Inc.	8	362
Public Storage, Inc.	3	682
QTS Realty Trust, Inc., Class A	14	733
VICI Properties, Inc.	46	1,162
		8,366
Total Real Estate – 98.0%		34,732
TOTAL COMMON STOCKS – 99.2%		$ 35,171
(Cost: $32,613)		
SHORT-TERM SECURITIES		
Money Market Funds (A) – 0.5%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550%	166	166
TOTAL SHORT-TERM SECURITIES – 0.5%		$ 166
(Cost: $166)		
TOTAL INVESTMENT SECURITIES – 99.7%		$35,337
(Cost: $32,779)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		124
NET ASSETS – 100.0%		$35,461

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 35,171	$—	$—
Short-Term Securities	166	—	—
Total	$35,337	$—	$—

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Ivy VIP Value, discusses positioning, performance and results for the fiscal year ended December 31, 2019. He has managed the Fund since 2003 and has 28 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019

Ivy VIP Value (Class II shares at net asset value)	26.33%
Benchmark and Morningstar Category	
Russell 1000 Value Index (generally reflects the performance of large-company value style stocks)	26.54%
Morningstar Large Value Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	25.04%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Key drivers

The market pullback that closed out 2018 was followed immediately by a "hockey stick" recovery to begin 2019. While the upward trajectory slowed from this initial pace, the move higher continued throughout the measurement period. The stocks that lead the decline in December 2018 were the first to recover in January 2019, providing a painful sting to investors who decided the selloff was a signal to get even more defensive. In the third quarter of 2019, there was a brief break in the multi-year dominance of momentum stocks, which lead to a rotation to more traditional value stocks. This break was fleeting; however, as momentum picked back up in the fourth quarter of 2019.

A recent slowdown in gross domestic product (GDP) growth appears to be short-lived and the U.S. trade conflict with China had positive developments at year end. This has led to more value and cyclical stocks beginning to outperform. Despite the mid-year rotation, value investing still lagged growth substantially in 2019. The Russell 1000 Growth Index was 36.39% in 2019, ahead of the Russell 1000 Value Index, the Portfolio's benchmark, at 26.54%.

The Federal Reserve (Fed) has indicated that interest rates are on hold now and possibly for all of 2020, so we think this is one data point that investors can put at the bottom of the worry lists for the time being. Job growth continues at a steady pace, and there are little to no signs of inflation. All indications point to a rising market in 2020, although we believe it is highly unlikely to return 31.49% mark that the S&P 500 Index held in 2019. Of course, we'll be on the lookout for any wild cards that could change the outlook, as a few of these always seem to surface.

The Russell 1000 Value Index was up 26.54% for the year. By comparison, the Portfolio was up 26.33% during the measurement period, slightly underperforming the benchmark. Value investing, while still lagging over the long term, has recently begun performing better relative to the growth indices. As usual, we try to ignore short-term fluctuations and keep our focus on the longer term.

Contributors and detractors

The Portfolio's best relative sector was information technology, where our investment in Lam Research and Qualcomm drove the outperformance. Lam Research benefited from a resurgence in semiconductor spending that is still on an upward swing. Qualcomm stock was stronger due to the resolution of its long-standing dispute with Apple, Inc., in addition to being positioned as a key player in the upcoming 5G cycle. The Portfolio's next best sector was consumer discretionary, where our investment in Target Corp. paid off with the stock nearly doubling during the measurement period. Target's investment in technology, omni-channel fulfillment and private-label brands has helped to drive traffic and sales. Target also continues to change its brick-and-mortar stores to adapt to changing consumer behaviors.

The health care sector was the greatest detractor to Portfolio performance during the measurement period. Two specific holdings, Pfizer, Inc. and Humana, Inc., were responsible for much of the underperformance. Pfizer underperformed because the company announced the sale of its legacy and generics business to Mylan. The move caused investors to debate whether the higher-than-average valuation is justified by the outlook for the remaining business. A turnover in shareholders was also a concern as the new Pfizer is expected to pay a lower dividend. Humana underperformed due to the election-driven political rhetoric threatening the business models of all managed care providers. While there is probably still value in these names, we no longer own either stock, as we do not believe the risk justifies the reward.

The Portfolio does not attempt to make sector calls, but rather focuses primarily on stock selection. We seek to overweight or underweight sectors based on individual stock opportunity, with some limits to control risk or volatility. The Portfolio is overweight financials and information technology, where we continue to find value and yield. In these areas, we have been able to find what we feel are good companies with repeatable business models that are generating high rates of free cash flow, and low stock prices relative to our estimation of each company's true intrinsic value. We are underweight real estate and utilities, simply due to a lack of compelling ideas.

Outlook

The U.S. economy has enjoyed a long successful run since the end of the 2008 recession. A great amount of ink has been spilled predicting when it will end, but it doesn't appear imminent. 2020 estimates for S&P 500 Index earnings growth ranges from small negatives to single-digit positives, with the average probably falling somewhere in the 5-7% range. Should this come to pass, we would expect the market to rise by that amount and add on the dividend for a high single-digit return. The U.S. consumer remains a bright spot with solid job numbers, stable auto sales and generally positive confidence readings. Until this outlook shifts, our focus will be on investments where we feel more confident in the underlying trends.

Given that 2020 is an election year, it is reasonable to expect more market volatility as new risks of the unknown drive the conversation and market direction. The Portfolio invests for the long term and we will evaluate idiosyncratic risks and take advantage of volatility if it occurs.

While the economic forces listed above are clearly important factors, our first approach is from the company level. We seek to find quality, growing companies whose stocks are trading below what we consider their intrinsic values. This often is due to short-term negative factors, and we become larger owners of a company if we feel those negatives are about to dissipate. We continue to search for and make investments one company at a time to seek to benefit clients over the long run.

Past performance is no guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Portfolio's manager, undervalued. The value of a security believed by the Portfolio's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Portfolio's prospectus.

The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Portfolio's value and the risk that fluctuations in the value of the derivatives may not correlate with the corresponding securities or fixed-income markets or the underlying asset upon which the derivative's value is based.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Value.

PORTFOLIO HIGHLIGHTS

ALL DATA AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.3%
Financials	29.0%
Consumer Staples	10.7%
Information Technology	9.8%
Health Care	8.0%
Energy	8.0%
Consumer Discretionary	7.7%
Industrials	7.7%
Communication Services	5.9%
Utilities	5.3%
Real Estate	2.7%
Materials	2.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.7%

Top 10 Equity Holdings

Company	Sector	Industry
Bank of America Corp.	Financials	Diversified Banks
Citigroup, Inc.	Financials	Other Diversified Financial Services
Wal-Mart Stores, Inc.	Consumer Staples	Hypermarkets & Super Centers
CVS Caremark Corp.	Consumer Staples	Drug Retail
Comcast Corp., Class A	Communication Services	Cable & Satellite
Philip Morris International, Inc.	Consumer Staples	Tobacco
Exelon Corp.	Utilities	Electric Utilities
AGNC Investment Corp.	Financials	Mortgage REITs
Valero Energy Corp.	Energy	Oil & Gas Refining & Marketing
Phillips 66	Energy	Oil & Gas Refining & Marketing

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

VALUE



| Ivy VIP Value (Class II)[1] | $27,646 |
| Russell 1000 Value Index | $30,505 |

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class II
1-year period ended 12-31-19	26.33%
5-year period ended 12-31-19	7.08%
10-year period ended 12-31-19	10.70%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS VALUE *(in thousands)*

DECEMBER 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Advertising – 2.4%		
Omnicom Group, Inc.	152	$ 12,331
Cable & Satellite – 3.5%		
Comcast Corp., Class A	401	18,029
Total Communication Services – 5.9%		30,360
Consumer Discretionary		
Automotive Retail – 2.5%		
AutoZone, Inc. (A)	11	12,628
General Merchandise Stores – 2.7%		
Target Corp.	109	13,923
Home Improvement Retail – 2.5%		
Lowe's Co., Inc.	105	12,599
Total Consumer Discretionary – 7.7%		39,150
Consumer Staples		
Drug Retail – 3.5%		
CVS Caremark Corp.	243	18,082
Hypermarkets & Super Centers – 3.8%		
Wal-Mart Stores, Inc.	162	19,228
Tobacco – 3.4%		
Philip Morris International, Inc.	204	17,350
Total Consumer Staples – 10.7%		54,660
Energy		
Oil & Gas Refining & Marketing – 5.7%		
Phillips 66	129	14,417
Valero Energy Corp.	156	14,581
		28,998
Oil & Gas Storage & Transportation – 2.3%		
Energy Transfer L.P.	926	11,880
Total Energy – 8.0%		40,878
Financials		
Asset Management & Custody Banks – 2.3%		
Ameriprise Financial, Inc.	70	11,727
Consumer Finance – 5.4%		
Capital One Financial Corp.	140	14,397
Synchrony Financial	373	13,425
		27,822
Diversified Banks – 4.5%		
Bank of America Corp.	659	23,221

COMMON STOCKS (Continued)	Shares	Value
Mortgage REITs – 5.0%		
AGNC Investment Corp.	873	$ 15,437
Annaly Capital Management, Inc.	1,060	9,986
		25,423
Other Diversified Financial Services – 6.9%		
Citigroup, Inc.	270	21,594
Fidelity National Information Services, Inc.	97	13,464
		35,058
Property & Casualty Insurance – 2.8%		
Allstate Corp. (The)	126	14,202
Reinsurance – 2.1%		
Reinsurance Group of America, Inc.	65	10,517
Total Financials – 29.0%		147,970
Health Care		
Biotechnology – 2.6%		
Amgen, Inc.	56	13,596
Health Care Facilities – 2.8%		
HCA Holdings, Inc.	97	14,323
Pharmaceuticals – 2.6%		
GlaxoSmithKline plc ADR	281	13,200
Total Health Care – 8.0%		41,119
Industrials		
Aerospace & Defense – 2.5%		
Northrop Grumman Corp.	37	12,658
Airlines – 2.4%		
Southwest Airlines Co.	225	12,151
Electrical Components & Equipment – 1.5%		
Eaton Corp.	80	7,568
Industrial Machinery – 1.3%		
Parker Hannifin Corp.	33	6,751
Total Industrials – 7.7%		39,128
Information Technology		
Application Software – 2.7%		
NXP Semiconductors N.V.	107	13,655
Semiconductor Equipment – 2.6%		
Lam Research Corp.	45	13,158
Semiconductors – 2.4%		
Broadcom Corp., Class A	40	12,609

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 2.1%		
Microsoft Corp.	68	$ 10,692
Total Information Technology – 9.8%		50,114
Materials		
Diversified Metals & Mining – 1.9%		
BHP Billiton Ltd. ADR (B)	177	9,689
Paper Packaging – 0.6%		
Graphic Packaging Holding Co.	182	3,031
Total Materials – 2.5%		12,720
Real Estate		
Health Care REITs – 2.7%		
Welltower, Inc.	168	13,747
Total Real Estate – 2.7%		13,747
Utilities		
Electric Utilities – 5.3%		
Evergy, Inc.	158	10,297
Exelon Corp.	364	16,572
		26,869
Total Utilities – 5.3%		26,869
TOTAL COMMON STOCKS – 97.3%		$496,715
(Cost: $427,148)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (D) – 4.0%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 1.550% (C)	7,209	7,209
State Street Institutional U.S. Government Money Market Fund – Premier Class, 1.550%	13,461	13,461
		20,670
TOTAL SHORT-TERM SECURITIES – 4.0%		$ 20,670
(Cost: $20,670)		
TOTAL INVESTMENT SECURITIES – 101.3%		$517,385
(Cost: $447,818)		
LIABILITIES, NET OF CASH AND OTHER ASSETS (E) – (1.3)%		(6,508)
NET ASSETS – 100.0%		$510,877

DECEMBER 31, 2019

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $8,149 are on loan.

(C) Investment made with cash collateral received from securities on loan.

(D) Rate shown is the annualized 7-day yield at December 31, 2019.

(E) Cash of $50 has been pledged as collateral on OTC written option contracts.

The following written options were outstanding at December 31, 2019 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
Lam Research Corp.	N/A	Call	56	5	March 2020	$310.00	$ 67	$(54)
Reinsurance Group of America, Inc.	N/A	Put	79	8	January 2020	135.00	26	(1)
	N/A	Put	79	8	January 2020	140.00	40	(4)
	Goldman Sachs International	Put	158	16	January 2020	145.00	95	(3)
							$228	$(62)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$496,715	$—	$—
Short-Term Securities	20,670	—	—
Total	$517,385	$—	$—
Liabilities			
Written Options	$ 54	$ 8	$—

The following acronyms are used throughout this schedule:

ADR = American Depository Receipt
OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2019

(In thousands, except per share amounts)	Core Equity	Corporate Bond	Global Bond	Global Equity Income	Global Growth	Limited-Term Bond	Securian Real Estate Securities	Value
ASSETS								
Investments in unaffiliated securities at value+^	$720,859	$595,649	$20,896	$ 296,101	$148,120	$450,309	$ 35,337	$ 517,385
Investments at Value	720,859	595,649	20,896	296,101	148,120	450,309	35,337	517,385
Restricted cash	—	—	—	—	—	—	—	50
Investment securities sold receivable	5,416	—	—	—	—	—	—	—
Dividends and interest receivable	303	5,059	243	761	323	2,553	158	1,152
Capital shares sold receivable	68	41	—*	3	7	—*	8	10
Receivable from affiliates	153	—	—	—	55	—	—	—
Receivable from securities lending income – net	8	1	1	1	—*	—	—	1
Prepaid and other assets	5	3	—*	—*	2	—*	1	2
Total Assets	726,812	600,753	21,140	296,866	148,507	452,862	35,504	518,600
LIABILITIES								
Cash collateral on securities loaned at value	—	474	532	—	—	—	—	7,209
Investment securities purchased payable	2,940	—	—	—	—	—	—	—
Capital shares redeemed payable	351	356	4	225	80	269	34	365
Independent Trustees and Chief Compliance Officer fees payable	210	93	1	39	70	29	6	60
Distribution and service fees payable	5	4	—*	2	1	3	—*	3
Shareholder servicing payable	1	1	—*	—*	—*	1	—*	1
Investment management fee payable	14	8	—	6	4	6	1	10
Accounting services fee payable	14	13	1	8	5	11	2	11
Written options at value+	—	—	—	—	—	—	—	62
Other liabilities	2	2	—*	2	5	1	—*	2
Total Liabilities	3,537	951	538	282	165	320	43	7,723
Commitments and Contingencies (See Note 2 and Note 10)								
Total Net Assets	$723,275	$599,802	$20,602	$296,584	$148,342	$452,542	$ 35,461	$ 510,877
NET ASSETS								
Capital paid in (shares authorized – unlimited)	$ 579,339	$ 557,387	$20,596	$ 265,735	$ 112,964	$440,689	$30,002	$ 411,978
Accumulated earnings gain	143,936	42,415	6	30,849	35,378	11,853	5,459	98,899
Total Net Assets	$723,275	$599,802	$20,602	$296,584	$148,342	$452,542	$ 35,461	$ 510,877
CAPITAL SHARES OUTSTANDING:								
Class II	57,272	107,160	4,064	49,363	41,473	91,444	4,406	75,983
NET ASSET VALUE PER SHARE:								
Class II	$ 12.63	$ 5.60	$ 5.07	$ 6.01	$ 3.58	$ 4.95	$ 8.05	$ 6.72
+COST								
Investments in unaffiliated securities at cost	$ 618,026	$ 566,107	$20,604	$ 271,427	$109,529	$ 443,182	$ 32,779	$ 447,818
Written options premiums received at cost	—	—	—	—	—	—	—	228
^Securities loaned at value	—	463	526	—	—	—	—	8,149

Not shown due to rounding.

FOR THE YEAR ENDED DECEMBER 31, 2019

(In thousands)	Core Equity	Corporate Bond	Global Bond	Global Equity Income	Global Growth	Limited- Term Bond	Securian Real Estate Securities	Value
INVESTMENT INCOME								
Dividends from unaffiliated securities	$ 9,800	$ —	$ 6	$ 11,120	$ 2,248	$ —	$ 954	$ 13,216
Foreign dividend withholding tax	(8)	—	—	(902)	(123)	—	—	(38)
Interest and amortization from unaffiliated securities	265	19,472	954	162	91	14,154	12	421
Foreign interest withholding tax	—	—	—*	—	—	—	—	—
Securities lending income – net	135	5	4	46	18	7	—	16
Total Investment Income	10,192	19,477	964	10,426	2,234	14,161	966	13,615
EXPENSES								
Investment management fee	4,815	2,638	135	2,062	1,233	2,621	331	3,386
Distribution and service fees:								
Class II	1,720	1,388	54	736	363	1,318	92	1,209
Shareholder servicing:								
Class II	20	16	3	9	7	13	4	14
Custodian fees	17	10	1	27	12	9	5	7
Independent Trustees and Chief Compliance Officer fees	50	37	2	19	14	30	3	28
Accounting services fee	165	145	14	93	63	134	27	131
Professional fees	33	39	30	28	32	38	30	34
Other	32	22	5	40	35	16	4	30
Total Expenses	6,852	4,295	244	3,014	1,759	4,179	496	4,839
Less:								
Expenses in excess of limit	(320)	—	(135)	—	(121)	—	(33)	—
Total Net Expenses	6,532	4,295	109	3,014	1,638	4,179	463	4,839
Net Investment Income	3,660	15,182	855	7,412	596	9,982	503	8,776
REALIZED AND UNREALIZED GAIN (LOSS)								
Net realized gain (loss) on:								
Investments in unaffiliated securities	38,930	7,968	71	(1,090)	(3,611)	2,068	2,485	17,767
Written options	—	—	—	—	—	—	—	695
Forward foreign currency contracts	166	—	—	—	—	—	—	—
Foreign currency exchange transactions	1	—	—*	45	(11)	—	—	—
Net change in unrealized appreciation (depreciation) on:								
Investments in unaffiliated securities	142,032	40,261	1,023	54,976	36,181	10,182	4,986	84,634
Written options	—	—	—	—	—	—	—	92
Forward foreign currency contracts	(127)	—	—	—	—	—	—	—
Foreign currency exchange transactions	1	—	1	7	(2)	—	—	—
Net Realized and Unrealized Gain	181,003	48,229	1,095	53,938	32,557	12,250	7,471	103,188
Net Increase in Net Assets Resulting from Operations	$184,663	$ 63,411	$1,950	$ 61,350	$ 33,153	$22,232	$7,974	$ 111,964

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Core Equity		Corporate Bond		Global Bond	
	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 3,660	$ 3,567	$ 15,182	$ 15,042	$ 855	$ 780
Net realized gain (loss) on investments	39,097	68,472	7,968	(9,986)	71	(136)
Net change in unrealized appreciation (depreciation)	141,906	(116,696)	40,261	(15,819)	1,024	(700)
Net Increase (Decrease) in Net Assets Resulting from Operations	184,663	(44,657)	63,411	(10,763)	1,950	(56)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class II	(73,214)	(35,537)	(15,235)	(11,579)	(784)	(626)
Total Distributions to Shareholders	(73,214)	(35,537)	(15,235)	(11,579)	(784)	(626)
Capital Share Transactions	(14,607)	261,848	7,718	18,662	(2,406)	(642)
Net Increase (Decrease) in Net Assets	96,842	181,654	55,894	(3,680)	(1,240)	(1,324)
Net Assets, Beginning of Period	626,433	444,779	543,908	547,588	21,842	23,166
Net Assets, End of Period	$723,275	$ 626,433	$599,802	$ 543,908	$ 20,602	$ 21,842

(In thousands)	Global Equity Income		Global Growth		Limited-Term Bond	
	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 7,412	$ 7,986	$ 596	$ 1,232	$ 9,982	$ 9,884
Net realized gain (loss) on investments	(1,045)	76,605	(3,622)	95,174	2,068	(3,611)
Net change in unrealized appreciation (depreciation)	54,983	(123,779)	36,179	(83,839)	10,182	(1,036)
Net Increase (Decrease) in Net Assets Resulting from Operations	61,350	(39,188)	33,153	12,567	22,232	5,237
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class II	(85,169)	(45,707)	(96,488)	(27,187)	(9,903)	(7,043)
Total Distributions to Shareholders	(85,169)	(45,707)	(96,488)	(27,187)	(9,903)	(7,043)
Capital Share Transactions	36,767	(158,714)	77,403	(274,703)	(101,449)	100,680
Net Increase (Decrease) in Net Assets	12,948	(243,609)	14,068	(289,323)	(89,120)	98,874
Net Assets, Beginning of Period	283,636	527,245	134,274	423,597	541,662	442,788
Net Assets, End of Period	$296,584	$ 283,636	$ 148,342	$ 134,274	$452,542	$541,662

See Accompanying Notes to Financial Statements.

(In thousands)	Securian Real Estate Securities		Value	
	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 503	$ 569	$ 8,776	$ 5,189
Net realized gain on investments	2,485	67	18,462	26,767
Net change in unrealized appreciation (depreciation)	4,986	(2,818)	84,726	(66,787)
Net Increase (Decrease) in Net Assets Resulting from Operations	7,974	(2,182)	111,964	(34,831)
Distributions to Shareholders From:				
Accumulated earnings:				
(combined net investment income and net realized gains)				
Class II	(744)	(3,316)	(30,616)	(20,089)
Total Distributions to Shareholders	(744)	(3,316)	(30,616)	(20,089)
Capital Share Transactions	(6,032)	(3,612)	(16,326)	69,186
Net Increase (Decrease) in Net Assets	1,198	(9,110)	65,022	14,266
Net Assets, Beginning of Period	34,263	43,373	445,855	431,589
Net Assets, End of Period	$ 35,461	$34,263	$ 510,877	$445,855

See Accompanying Notes to Financial Statements.

This page intentionally left blank.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Core Equity							
Class II Shares							
Year ended 12-31-2019	$10.80	$0.06	$ 3.10	$ 3.16	$(0.07)	$ (1.26)	$ (1.33)
Year ended 12-31-2018	12.30	0.07	(0.53)	(0.46)	(0.06)	(0.98)	(1.04)
Year ended 12-31-2017	10.67	0.05	2.09	2.14	(0.05)	(0.46)	(0.51)
Year ended 12-31-2016	11.75	0.05	0.32	0.37	(0.05)	(1.40)	(1.45)
Year ended 12-31-2015	14.18	0.05	(0.06)	(0.01)	(0.05)	(2.37)	(2.42)
Corporate Bond							
Class II Shares							
Year ended 12-31-2019	5.13	0.15	0.47	0.62	(0.15)	—	(0.15)
Year ended 12-31-2018	5.35	0.14	(0.24)	(0.10)	(0.11)	(0.01)	(0.12)
Year ended 12-31-2017	5.27	0.12	0.08	0.20	(0.08)	(0.04)	(0.12)
Year ended 12-31-2016	5.20	0.12	0.09	0.21	(0.13)	(0.01)	(0.14)
Year ended 12-31-2015	5.34	0.10	(0.09)	0.01	(0.15)	—	(0.15)
Global Bond							
Class II Shares							
Year ended 12-31-2019	4.81	0.20	0.24	0.44	(0.18)	—	(0.18)
Year ended 12-31-2018	4.96	0.17	(0.18)	(0.01)	(0.14)	—	(0.14)
Year ended 12-31-2017	4.89	0.15	0.06	0.21	(0.14)	—	(0.14)
Year ended 12-31-2016	4.74	0.16	0.17	0.33	(0.18)	—	(0.18)
Year ended 12-31-2015	5.05	0.19	(0.31)	(0.12)	(0.19)	—	(0.19)
Global Equity Income							
Class II Shares							
Year ended 12-31-2019	6.89	0.16	1.17	1.33	(0.22)	(1.99)	(2.21)
Year ended 12-31-2018	8.58	0.16	(1.07)	(0.91)	(0.14)	(0.64)	(0.78)
Year ended 12-31-2017	7.79	0.13	1.03	1.16	(0.10)	(0.27)	(0.37)
Year ended 12-31-2016	7.82	0.11	0.40	0.51	(0.10)	(0.44)	(0.54)
Year ended 12-31-2015	9.05	0.09	(0.23)	(0.14)	(0.11)	(0.98)	(1.09)
Global Growth							
Class II Shares							
Year ended 12-31-2019	8.67	0.02	1.45	1.47	(0.06)	(6.50)	(6.56)
Year ended 12-31-2018	9.87	0.05	(0.58)	(0.53)	(0.05)	(0.62)	(0.67)
Year ended 12-31-2017	8.14	0.04	1.93	1.97	—*	(0.24)	(0.24)
Year ended 12-31-2016	8.68	0.01	(0.28)	(0.27)	(0.02)	(0.25)	(0.27)
Year ended 12-31-2015	8.84	0.02	0.31	0.33	(0.04)	(0.45)	(0.49)
Limited-Term Bond							
Class II Shares							
Year ended 12-31-2019	4.84	0.09	0.11	0.20	(0.09)	—	(0.09)
Year ended 12-31-2018	4.88	0.09	(0.05)	0.04	(0.08)	—	(0.08)
Year ended 12-31-2017	4.89	0.08	(0.01)	0.07	(0.08)	—	(0.08)
Year ended 12-31-2016	4.87	0.08	0.01	0.09	(0.07)	—	(0.07)
Year ended 12-31-2015	4.90	0.06	(0.02)	0.04	(0.07)	—	(0.07)
Securian Real Estate Securities							
Class II Shares							
Year ended 12-31-2019	6.60	0.17	1.43	1.60	(0.12)	(0.03)	(0.15)
Year ended 12-31-2018	7.64	0.10	(0.54)	(0.44)	(0.11)	(0.49)	(0.60)
Year ended 12-31-2017	8.40	0.11	0.27	0.38	(0.11)	(1.03)	(1.14)
Year ended 12-31-2016	8.98	0.10	0.25	0.35	(0.10)	(0.84)	(0.94)
Year ended 12-31-2015	9.59	0.10	0.31	0.41	(0.10)	(0.92)	(1.02)
Value							
Class II Shares							
Year ended 12-31-2019	5.69	0.11	1.32	1.43	(0.05)	(0.35)	(0.40)
Year ended 12-31-2018	6.44	0.07	(0.51)	(0.44)	(0.12)	(0.19)	(0.31)
Year ended 12-31-2017	5.93	0.11	0.61	0.72	(0.09)	(0.12)	(0.21)
Year ended 12-31-2016	6.15	0.08	0.49	0.57	(0.07)	(0.72)	(0.79)
Year ended 12-31-2015	7.39	0.06	(0.30)	(0.24)	(0.06)	(0.94)	(1.00)

 * Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Based on net asset value. Total returns do not reflect a sales charge or contingent sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Core Equity								
Class II Shares								
Year ended 12-31-2019	$12.63	31.09%	$723	0.95%	0.53%	1.00%	0.48%	80%
Year ended 12-31-2018	10.80	-4.51	626	0.95	0.59	1.00	0.54	99
Year ended 12-31-2017	12.30	20.75	445	0.95	0.42	1.00	0.37	78
Year ended 12-31-2016	10.67	3.74	420	0.95	0.45	1.01	0.39	75
Year ended 12-31-2015	11.75	-0.69	454	0.95	0.38	1.00	0.33	60
Corporate Bond								
Class II Shares								
Year ended 12-31-2019	5.60	12.18	600	0.77	2.73	—	—	66
Year ended 12-31-2018	5.13	-1.90	544	0.77	2.77	—	—	63
Year ended 12-31-2017	5.35	4.01	548	0.78	2.32	—	—	66
Year ended 12-31-2016	5.27	4.03	416	0.79	2.17	—	—	84
Year ended 12-31-2015	5.20	0.20	280	0.78	1.87	—	—	59
Global Bond								
Class II Shares								
Year ended 12-31-2019	5.07	9.42	21	0.50	3.96	1.13	3.33	43
Year ended 12-31-2018	4.81	-0.18	22	0.50	3.52	1.12	2.90	37
Year ended 12-31-2017	4.96	4.27	23	0.50	3.08	1.12	2.46	49
Year ended 12-31-2016	4.89	7.04	22	0.50	3.28	1.13	2.65	18
Year ended 12-31-2015	4.74	-2.65	20	0.51	3.80	1.14	3.17	26
Global Equity Income								
Class II Shares								
Year ended 12-31-2019	6.01	23.15	297	1.02	2.52	—	—	39
Year ended 12-31-2018	6.89	-11.68	284	1.01	2.01	—	—	93
Year ended 12-31-2017	8.58	15.56	527	1.00	1.60	—	—	35
Year ended 12-31-2016	7.79	6.95	509	1.01	1.43	—	—	59
Year ended 12-31-2015	7.82	-2.06	515	1.00	1.14	—	—	50
Global Growth								
Class II Shares								
Year ended 12-31-2019	3.58	25.93	148	1.13	0.41	1.21	0.33	26
Year ended 12-31-2018	8.67	-6.27	134	1.13	0.46	1.18	0.41	40
Year ended 12-31-2017	9.87	24.52	424	1.14	0.47	1.17	0.44	54
Year ended 12-31-2016	8.14	-3.04	408	1.13	0.09	1.16	0.06	71
Year ended 12-31-2015	8.68	3.39	507	1.14	0.23	1.17	0.20	54
Limited-Term Bond								
Class II Shares								
Year ended 12-31-2019	4.95	4.23	453	0.79	1.89	—	—	54
Year ended 12-31-2018	4.84	0.78	542	0.79	1.91	—	—	53
Year ended 12-31-2017	4.88	1.40	443	0.80	1.62	—	—	55
Year ended 12-31-2016	4.89	1.94	395	0.81	1.53	—	—	60
Year ended 12-31-2015	4.87	0.87	385	0.80	1.31	—	—	44
Securian Real Estate Securities								
Class II Shares								
Year ended 12-31-2019	8.05	24.43	35	1.26	1.36	1.35	1.27	54
Year ended 12-31-2018	6.60	-5.57	34	1.24	1.45	1.33	1.36	71
Year ended 12-31-2017	7.64	5.39	43	1.22	1.38	1.31	1.29	73
Year ended 12-31-2016	8.39	4.26	49	1.20	1.26	1.29	1.17	79
Year ended 12-31-2015	8.98	4.78	47	1.19	1.10	1.28	1.01	57
Value								
Class II Shares								
Year ended 12-31-2019	6.72	26.33	511	1.00	1.81	—	—	62
Year ended 12-31-2018	5.69	-7.24	446	1.00	1.09	—	—	56
Year ended 12-31-2017	6.44	12.49	432	1.00	1.74	—	—	67
Year ended 12-31-2016	5.93	11.14	379	1.02	1.38	1.03	1.37	54
Year ended 12-31-2015	6.15	-3.91	384	0.99	0.91	1.00	0.90	74

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Core Equity, Corporate Bond, Global Bond, Global Equity Income, Global Growth, Limited-Term Bond, Securian Real Estate Securities and Value (each, a "Portfolio") are eight series of the Trust and are the only series of the Trust included in these financial statements. The assets belonging to each Portfolio are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Ivy Investment Management Company ("IICO").

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Portfolio will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by a Portfolio in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact the Portfolios' investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by a Portfolio, or (iii) reduced effectiveness of related Portfolio transactions, such as hedging.

As the impacts of the transition become clearer during the next year, Management will be evaluating the impacts of these changes.

Inflation-Indexed Bonds. Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Portfolios may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the LIBOR or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Portfolio's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Portfolio purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Portfolio purchases a participation of a loan interest, the Portfolio typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Portfolio generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Portfolio assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Portfolio and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Portfolio may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Portfolios may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's NAV to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Portfolio's investment subadviser, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Portfolio's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Portfolio's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. IICO, pursuant to authority delegated by the Board, has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Portfolio uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Portfolio may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over the counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Portfolio.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of December 31, 2019, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations.

Forward Foreign Currency Contracts. Each Portfolio is authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Core Equity enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Portfolio has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying instrument. With written options, there may be times when a Portfolio will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Value purchases and writes call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Collateral and rights of offset. A Portfolio mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Portfolio and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Portfolio and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Portfolio's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Portfolio and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of December 31, 2019:

Liabilities

Portfolio	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Value							
Written options at value	$3	$—	$3	$—	$—	$(3)	$—

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of December 31, 2019:

Portfolio	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Value	Equity		$—	Written options at value	$62

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended December 31, 2019:

Portfolio	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Core Equity	Foreign currency	$—	$—	$—	$ —	$166	$ 166
Value	Equity	—	—	—	695	—	695

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended December 31, 2019:

Portfolio	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Core Equity	Foreign currency	$—	$—	$—	$ —	$(127)	$(127)
Value	Equity	—	—	—	92	—	92

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended December 31, 2019, the average derivative volume was as follows:

Portfolio	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Core Equity	$10	$—	$—	$—	$—	$ —
Value	—	—	—	—	—	156

(1)Average absolute value of unrealized appreciation/depreciation during the period.
(2)Average value outstanding during the period.
(3)Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Core Equity	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%
Corporate Bond	0.475	0.475	0.450	0.400	0.400	0.400
Global Bond	0.625	0.600	0.550	0.500	0.500	0.500
Global Equity Income	0.700	0.700	0.650	0.650	0.600	0.550
Global Growth	0.850	0.850	0.830	0.830	0.800	0.760
Limited-Term Bond	0.500	0.450	0.400	0.350	0.350	0.350
Securian Real Estate Securities	0.900	0.900	0.870	0.870	0.840	0.800
Value	0.700	0.700	0.650	0.650	0.600	0.550

IICO has voluntarily agreed to waive a Portfolio's investment management fee on any Portfolio that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

IICO has entered into a Subadvisory Agreement with the following entity on behalf of Securian Real Estate Securities:

Securian Asset Management, Inc. ("Securian") serves as subadvisor to Securian Real Estate Securities. The subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all applicable costs of the subadvisor.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"). Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Each Portfolio also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Class II. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio may pay a service fee to Ivy Distributors, Inc. ("IDI") for Class II shares in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. IICO, the Portfolios' investment manager, IDI, the Portfolios' distributor, and/ or Waddell & Reed Services Company, doing business as WISC, the Portfolios' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Portfolio and class expense limitations and related waivers/reimbursements for the year ended December 31, 2019 were as follows:

Portfolio Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Core Equity	Class II	Contractual	10-1-2016	4-30-2020	0.95%	$320	12b-1 Fees and/or Shareholder Servicing
Global Bond	Class II	Voluntary	N/A	N/A	N/A	$135[1]	Investment Management Fee
Global Growth	Class II	Contractual	10-1-2016	4-30-2020	1.13%	$121	12b-1 Fees and/or Shareholder Servicing
Securian Real Estate Securities	Class II	Contractual	12-3-2012	4-30-2020	N/A	$33[2]	Investment Management Fee

[1]For Portfolios managed solely by IICO, IICO has voluntarily agreed to waive its management fee for any day that a portfolio's net assets are less than $25 million, subject to IICO's right to change or modify this waiver.
[2]The Portfolio's investment management fee is being reduced by 0.09% of average daily net assets until April 30, 2020.

Any amounts due to the Portfolios as a reimbursement but not paid as of December 31, 2019 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 6) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended December 31, 2019.

7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended December 31, 2019, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Core Equity	$ —	$ 542,181	$ —	$ 584,371
Corporate Bond	13,946	347,687	19,076	339,512
Global Bond	1,203	7,841	1,429	8,471
Global Equity Income	—	111,726	—	144,760
Global Growth	—	36,912	—	52,907
Limited-Term Bond	139,988	131,192	161,538	173,537
Securian Real Estate Securities	—	19,555	—	24,240
Value	—	287,798	—	316,229

8. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Portfolios may lend their portfolio securities only to borrowers that are approved by the Portfolio's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Portfolio collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Portfolio is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Portfolio and any excess collateral is returned by the Portfolio on the next business day. During the term of the loan, the Portfolio is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares or certain other registered money market funds and are disclosed in the Portfolio's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Portfolio's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Portfolio and the Portfolio does not have the ability to re-hypothecate these securities. The securities on loan for each Portfolio are also disclosed in its Schedule of Investments. The total value of any securities on loan as of December 31, 2019 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Portfolios from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Portfolio's securities lending positions and related cash and non-cash collateral received as of December 31, 2019:

Portfolio	Market Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Corporate Bond	$ 463	$ 474	$ —	$ 474
Global Bond	526	532	7	539
Value	8,149	7,209	1,198	8,407

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Portfolios benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Portfolio could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Core Equity				Corporate Bond			
	Year ended 12-31-19		Year ended 12-31-18		Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	2,145	$ 25,198	27,121	$ 327,646	15,860	$ 87,364	20,518	$ 105,157
Shares issued in reinvestment of distributions to shareholders:								
Class II	6,669	73,214	2,972	35,537	2,907	15,235	2,297	11,579
Shares redeemed:								
Class II	(9,534)	(113,019)	(8,275)	(101,335)	(17,580)	(94,881)	(19,109)	(98,074)
Net increase (decrease)	(720)	$(14,607)	21,818	$ 261,848	1,187	$ 7,718	3,706	$ 18,662

	Global Bond				Global Equity Income			
	Year ended 12-31-19		Year ended 12-31-18		Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	750	$ 3,702	665	$ 3,209	861	$ 5,716	2,705	$ 20,924
Shares issued in reinvestment of distributions to shareholders:								
Class II	162	784	133	626	15,944	85,169	5,843	45,707
Shares redeemed:								
Class II	(1,391)	(6,892)	(928)	(4,477)	(8,600)	(54,118)	(28,835)	(225,345)
Net increase (decrease)	(479)	$ (2,406)	(130)	$ (642)	8,205	$ 36,767	(20,287)	$ (158,714)

	Global Growth				Limited-Term Bond			
	Year ended 12-31-19		Year ended 12-31-18		Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	948	$ 4,338	1,061	$ 10,764	9,392	$ 46,061	40,811	$ 194,572
Shares issued in reinvestment of distributions to shareholders:								
Class II	30,123	96,488	2,748	27,187	2,048	9,903	1,482	7,043
Shares redeemed:								
Class II	(5,094)	(23,423)	(31,245)	(312,654)	(32,011)	(157,413)	(21,008)	(100,935)
Net increase (decrease)	25,977	$ 77,403	(27,436)	$(274,703)	(20,571)	$(101,449)	21,285	$ 100,680

	Securian Real Estate Securities				Value			
	Year ended 12-31-19		Year ended 12-31-18		Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	428	$ 3,239	569	$ 3,987	4,195	$ 26,513	21,135	$ 132,306
Shares issued in reinvestment of distributions to shareholders:								
Class II	99	744	509	3,316	5,212	30,616	3,219	20,089
Shares redeemed:								
Class II	(1,311)	(10,015)	(1,564)	(10,915)	(11,823)	(73,455)	(12,988)	(83,209)
Net increase (decrease)	(784)	$ (6,032)	(486)	$ (3,612)	(2,416)	$ (16,326)	11,366	$ 69,186

10. COMMITMENTS

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At December 31, 2019, there were no outstanding bridge loan commitments.

11. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2019 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Core Equity	$ 617,914	$108,444	$ 5,499	$102,945
Corporate Bond	566,109	29,935	395	29,540
Global Bond	20,605	726	435	291
Global Equity Income	272,064	34,624	10,587	24,037
Global Growth	109,555	39,969	1,404	38,565
Limited-Term Bond	443,199	7,496	386	7,110
Securian Real Estate Securities	32,851	3,569	1,083	2,486
Value	445,288	75,448	3,412	72,036

For Federal income tax purposes, the Portfolios' undistributed earnings and profit for the year ended December 31, 2019 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Core Equity	$ 9,948	$31,253	$—	$—	$—
Corporate Bond	15,224	—	—	—	—
Global Bond	781	—	—	—	—
Global Equity Income	8,009	—	—	—	—
Global Growth	581	—	—	—	—
Limited-Term Bond	10,690	—	—	—	—
Securian Real Estate Securities	942	1,940	—	—	—
Value	9,455	17,064	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2019 and 2018 were as follows:

Portfolio	December 31, 2019		December 31, 2018	
	Distributed Ordinary Income[(1)]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[(1)]	Distributed Long-Term Capital Gains
Core Equity	$ 4,416	$68,798	$ 6,304	$29,233
Corporate Bond	15,235	—	11,579	—
Global Bond	784	—	626	—
Global Equity Income	8,357	76,812	10,709	34,998
Global Growth	11,998	84,490	6,600	20,587
Limited-Term Bond	9,903	—	7,043	—
Securian Real Estate Securities	582	162	1,197	2,119
Value	3,917	26,699	7,704	12,385

(1)Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2019 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of December 31, 2019, the capital loss carryforwards were as follows:

Portfolio	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Core Equity	$ —	$ —
Corporate Bond	—	2,256
Global Bond	305	758
Global Equity Income	1,165	—
Global Growth	3,567	128
Limited-Term Bond	1,018	4,899
Securian Real Estate Securities	—	—
Value	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs) and partnership transactions. At December 31, 2019, the following reclassifications were made:

Portfolio	Accumulated Earnings Gain (Loss)	Paid-In Capital
Core Equity	$—*	$—*
Corporate Bond	—	—
Global Bond	—	—
Global Equity Income	—*	—*
Global Growth	—	—
Limited-Term Bond	—	—
Securian Real Estate Securities	—	—
Value	5	(5)

**Not shown due to rounding.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of Ivy Variable Insurance Portfolios:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy VIP Core Equity, Ivy VIP Corporate Bond, Ivy VIP Global Bond, Ivy VIP Global Equity Income, Ivy VIP Global Growth, Ivy VIP Limited-Term Bond, Ivy VIP Securian Real Estate Securities, and Ivy VIP Value, eight of the series constituting the Ivy Variable Insurance Portfolios (the “Funds”), including the schedules of investments, as of December 31, 2019, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds as of December 31, 2019, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds’ management. Our responsibility is to express an opinion on the Funds’ financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2019, by correspondence with the custodian and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
February 14, 2020

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

INCOME TAX INFORMATION

AMOUNTS NOT ROUNDED (UNAUDITED)

The Portfolios hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations for the tax period ended December 31, 2019:

	Dividends Received Deduction for Corporations
Core Equity	$ 4,414,433
Corporate Bond	—
Global Bond	—
Global Equity Income	6,355,661
Global Growth	1,445,554
Limited-Term Bond	—
Securian Real Estate Securities	—
Value	3,917,290

The Portfolios hereby designate the following amounts as distributions of long-term capital gains:

Core Equity	$ 68,797,774
Corporate Bond	—
Global Bond	—
Global Equity Income	76,812,451
Global Growth	84,490,396
Limited-Term Bond	—
Securian Real Estate Securities	162,711
Value	26,698,422

Internal Revenue Code regulations permit each qualifying Portfolio to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Portfolio. Each Portfolio elected to pass the following amounts of creditable foreign taxes through to their shareholders:

	Foreign Tax Credit	Foreign Derived Income
Global Equity Income	$615,948	$6,037,002
Global Growth	121,691	1,498,034

(UNAUDITED)

Each of the individuals listed below serves as a trustee for the Trust (28 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, the Ivy Funds (45 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and InvestEd Portfolios ("InvestEd") (6 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (the "SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	1997	Emeritus Dean and Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company — Montana and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, WRA Funds (1997-2018); Trustee, Ivy NextShares (2017-2019); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, Ivy Funds (2017 to present) (45 portfolios overseen); Trustee, IVH (2017 to present) (1 portfolio overseen).
H. Jeffrey Dobbs 6300 Lamar Avenue Overland Park, KS 66202 1955	Trustee	2019	Global Sector Chairman, Industrial Manufacturing, KPMG LLP (2010-2015).	Director, Valparaiso University (2012 to present); Director, TechAccel LLC (2015 to present) (Tech R&D); Board Member, Kansas City Repertory Theatre (2015 to present); Board Member, PatientsVoices, Inc. (technology) (2018 to present); Board Member, Kansas City Campus for Animal Care (2018 to present); Director, National Association of Manufacturers (2010-2015); Director, The Children's Center (2003-2015); Director, Metropolitan Affairs Coalition (2003-2015); Director, Michigan Roundtable for Diversity and Inclusion (2003-2015); Trustee, Ivy NextShares (2019); Trustee, InvestEd (2019 to present) (6 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen).
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2017	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Partner, 1788 Chicken, LLC (food franchise) (2016 to present).	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee; IVH (2013 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	1998 2015	Interim President (2019 to present), Vice President (2010-2019) and Dean (2010-2019), College of Law, University of Oklahoma; Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, WRA Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Independent Chairman and Trustee, Ivy NextShares (2016-2019); Independent Chairman and Trustee, InvestEd (Independent Chairman: 2015 to present; Trustee: 2001 to present) (6 portfolios overseen); Independent Chairman and Trustee, Ivy Funds (Independent Chairman: 2006 to present; Trustee: 1998 to present) (45 portfolios overseen); Independent Chairman and Trustee, IVH (2013 to present) (1 portfolio overseen).
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2017	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to 2019); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen).
Sandra A.J. Lawrence 6300 Lamar Avenue Overland Park, KS 66202 1957	Trustee	2019	Retired, formerly, Chief Administrative Officer, Children's Mercy Hospitals and Clinics (2016-2019); CFO, Children's Mercy Hospitals and Clinics (2005-2016).	Director, Hall Family Foundation (1993 to present); Director, Westar Energy (2004-2018); Trustee, Nelson-Atkins Museum of Art (non-profit) (2007 to present); Director, Turn the Page KC (non-profit) (2012-2016); Director, Kansas Metropolitan Business and Healthcare Coalition (non-profit) (2017-2019); Director, National Association of Corporate Directors (non-profit) (2017 to present); Director, American Shared Hospital Services (2017 to present); Director, Evergy, Inc., Kansas City Power & Light Company, KCP&L Greater Missouri Operations Company, Westar Energy, Inc. and Kansas Gas and Electric Company (related utility companies) (2018 to present); Director, Stowers (research) (2018); Trustee, Ivy NextShares (2019); Trustee, InvestEd (2019 to present) (6 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen).
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953	Trustee	1996	Shareholder/Director, Polsinelli PC (law firm) (1980 to present).	Trustee, WRA Funds (1996-2018); Trustee, Ivy NextShares (2017-2019); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, Ivy Funds (2017 to present) (45 portfolios overseen); Trustee, IVH (2017 to present) (1 portfolio overseen).
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2017	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	Director, Executive Board, Cox Business School, Southern Methodist University (1998-2019); Lead Director, Northwestern Mutual Funds (2003-2017) (29 portfolios overseen); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2017	Retired; formerly, CEO and Director of Asgard Holdings, LLC (computer network and security services) (2002-2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	Trustee, Hansberger Institutional Funds (2000-2007); Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy Funds (1999 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen).

Interested Trustees

Messrs. Herrmann and Sanders are "interested" by virtue of their former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly-owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company ("IICO"), each Fund's principal underwriter, Ivy Distributors, Inc. ("IDI"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), a subsidiary of Waddell & Reed, Inc. ("Waddell & Reed"), as well as by virtue of their personal ownership of shares of WDR. The address for each Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

Name and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Henry J. Herrmann 1942	Trustee	1998	Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (2001-2016).	Director, WDR, (1998 to present); Director, IICO (2002-2016); Director, WRIMCO (1991-2016); Director, WISC (2001-2016); Director, W&R Capital Management Group, Inc. (2008-2016); Director, Waddell & Reed (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, WRA Funds (1998-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, Ivy Funds (1998 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen).
Philip J. Sanders 1959	Trustee	2019	CEO, WDR (2016 to present); President, CEO and Chairman, IICO (2016 to present); President of each of the funds in the Fund Complex (2016 to present); CIO, WDR (2011-2019); CIO, IICO (2010-2019).	Trustee, Ivy NextShares (2019); Trustee, InvestEd (2019 to present) (6 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen).

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name and Year of Birth	Position(s) Held with the Trust	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed, IICO and IDI (2018 to present).
Joseph W. Kauten 1969	Vice President Treasurer Principal Financial Officer	2009 2009 2009	2006 2006 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company (WRSCO) (2007 to present).
Philip J. Sanders** 1959	President	2016	2016	CEO of WDR (2016 to present); President, CEO and Chairman of IICO (2016 to present) and WRIMCO (2016-2018); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011-2019); CIO of IICO (2010-2019) and WRIMCO (2010-2018).

Name and Year of Birth	Position(s) Held With the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Scott J. Schneider 1968	Vice President	2009	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO (2006 to present) and WRIMCO (2006-2018).
	Chief Compliance Officer	2009	2004	
Philip A. Shipp 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010-present).

* This is the date when the Officer first became an officer of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).
** Mr. Sanders was Vice President of the Trust since 2006, and of the other Trusts within the Fund Complex, until his appointment as President in 2016.

(UNAUDITED)

At a meeting of the Board of Trustees (the "Board") of Ivy Variable Insurance Portfolios (the "Trust") held on August 13th and 14th, 2019, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, and the continuance of the Investment Subadvisory Agreement between IICO and Securian Asset Management, Inc. (the "Subadviser") with respect to Ivy VIP Securian Real Estate Securities, Ivy VIP Pathfinder Moderate – Managed Volatility, Ivy VIP Pathfinder Moderately Aggressive – Managed Volatility and Ivy VIP Pathfinder Moderately Conservative – Managed Volatility. The Management Agreement and the Investment Subadvisory Agreement are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO and the Subadviser. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadviser, profitability (including any fall-out benefits) from IICO's and the Subadviser's relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and the Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge"), an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2019. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 13-14, 2019 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and the Subadviser, taking into account the large amount of materials produced by IICO and the Subadviser in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the changes IICO and its affiliates have been undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the overall rationalization of the fund complex (both completed and/or proposed), which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and the Subadviser, as well as the other services provided to the Funds by IICO and the Subadviser, as applicable (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and the Subadviser, noting the resources that each has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and the Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or the Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered management's proposal to outsource the transactional processing operations of WISC to a sub-agent for the Funds, which is designed to achieve greater efficiencies and savings for Fund shareholders over time. After full consideration of these and other factors, the Board concluded that none of IICO, the Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or the Investment Subadvisory Agreement with the Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the various initiatives that IICO has undertaken to seek to rationalize the fund complex.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark index and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective benchmark index, the Board recognized that IICO, or the Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and the Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the fund complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2019, approximately 17% of the Funds were in the top quartile of performance and 29% of the Funds were in the top two quartiles of performance and that short-term performance of such Funds were showing signs of improvement. Specifically, the report noted that 58% of the Funds were in the top two quartiles in the one-year period, and that 28% of all such Funds had improving performance in their one-year period. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were 3% over the average total expenses of their respective Broadridge Expense Group peers and 1% under the average total expenses for their Broadridge Expense Universe peers. The net management fees for the Funds were 2% over the average net management fees of their respective Broadridge Expense Group peers and 7% over the average net management fees for their Broadridge Expense Universes. The report also stated that, when compared to expenses from the prior year, net management fees deceased by 1.5%, while total expenses decreased by 1%.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated subadvisers and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

(UNAUDITED)

Ivy Distributors, Inc., the Ivy Variable Insurance Portfolios and the InvestEd Portfolios ("Ivy") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Ivy, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Ivy is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Ivy, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Ivy.

Information Collected

In order to tailor available financial products to your specific needs, Ivy may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Ivy may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Ivy may disclose information it collects from applications and other forms, as described above, we at Ivy also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Ivy may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Ivy has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Ivy and your financial advisor leaves Ivy to join a firm that has likewise entered the Protocol, Ivy may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Ivy, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1-888-923-3355 and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

(UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923-3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

(UNAUDITED)

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q and/or Form NPORT-EX . These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

This page has been intentionally left blank

This page has been intentionally left blank

This page has been intentionally left blank

THE IVY VARIABLE INSURANCE PORTFOLIOS FAMILY

Global/International Portfolios

Global Equity Income

Global Growth

International Core Equity

Domestic Equity Portfolios

Core Equity

Growth

Mid Cap Growth

Small Cap Core

Small Cap Growth

Value

Fixed Income Portfolios

Corporate Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolio

Government Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate – Managed Volatility

Pathfinder Moderately Aggressive – Managed Volatility

Pathfinder Moderately Conservative – Managed Volatility

Science and Technology

Securian Real Estate Securities



Annual Report

VARIABLE INSURANCE PORTFOLIOS

DECEMBER 31, 2019

Ivy Variable Insurance Portfolios

Pathfinder Aggressive	Class II
Pathfinder Conservative	Class II
Pathfinder Moderate	Class II
Pathfinder Moderately Aggressive	Class II
Pathfinder Moderately Conservative	Class II
Pathfinder Moderate — Managed Volatility	Class II
Pathfinder Moderately Aggressive — Managed Volatility	Class II
Pathfinder Moderately Conservative — Managed Volatility	Class II
Government Money Market	Class II

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), you may not be receiving paper copies of the Fund's annual or semi-annual shareholder reports by mail, unless you specifically request paper copies of the reports from the insurance company that offers your variable annuity or variable life insurance contract or from your financial intermediary. Instead of delivering paper copies of the report, the insurance company may choose to make the reports available on a website, and will notify you by mail each time a shareholder report is posted and provide you with a website link to access the report. Instructions for requesting paper copies will be provided by your insurance company.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the insurance company or your financial intermediary electronically by following the instructions provided by the insurance company or by contacting your financial intermediary.

You may elect to receive all future Fund shareholder reports in paper free of charge from the insurance company. You can inform the insurance company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by following the instructions provided by the insurance company or by contacting your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your contract with the insurance company.

CONTENTS



Philip J. Sanders, CFA

Dear Shareholder,

Following a sharp correction to end 2018, equity markets roared back during the fiscal year. The S&P 500 Index advanced more than 30% in 2019, and every sector posted gains. The rally had a pro-cyclical component, as information technology and communication services delivered the strongest sector returns, while energy and health care were the laggards.

The U.S. economy slowed in 2019, but remains in the longest economic expansion in U.S. history despite signs of global weakening. Waning benefits from U.S. fiscal stimulus, elevated inventory levels, Brexit chaos, a stronger U.S. dollar and the lagged effects of tighter monetary policy in places like the U.S. and China coalesced to weaken the pace of global growth. We believe some of those headwinds are reversing and could provide some lift to global growth in 2020.

Uncertainty around trade and the weakening of the global economy pressured the U.S. Federal Reserve (Fed) to reverse its policy during 2019. After projecting two rate hikes at the start of the fiscal year, the Fed cut interest rates three times in 2019, bringing the federal funds rate target range to 1.50–1.75%. Overall, we expect the Fed to leave rates unchanged throughout 2020.

Markets cheered the significant progress made toward a "phase one" U.S.-China trade deal in December, though we believe U.S. trade policy remains a wildcard and poses a threat to the current expansion. The uncertainty about the future of global trade created a significant slowing in the eurozone. In addition, uncertainty about the U.K.'s potential exit from the European Union triggered a further reduction in business confidence. The European Central Bank (ECB) announced additional easing in September, pushing interest rates further into negative territory and introducing another round of quantitative easing via bond purchases. While we believe average GDP growth in 2020 will be similar to the estimated 1.2% average in 2019, we expect the pace of eurozone growth to improve throughout 2020 on the back of a better global economy and reduced risks around trade and Brexit.

Emerging markets felt the effects of weak global trade in 2019, which led to disappointing economic growth overall. Despite near-term concerns and likely volatility across the global equity market, we believe the long-term fundamentals in emerging markets will continue to offer opportunities.

Looking ahead, we believe equities face intensifying headwinds as the pace of global growth slows and trade turmoil lingers. As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies are the ultimate drivers of long-term stock prices.

Economic Snapshot

	12/31/2019	12/31/2018
S&P 500 Index	3,230.78	2,506.85
MSCI EAFE Index	2,036.94	1,719.88
10-Year Treasury Yield	1.92%	2.69%
U.S. unemployment rate	3.5%	3.9%
30-year fixed mortgage rate	3.74%	4.55%
Oil price per barrel	$61.14	$45.41

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Ivy VIP Portfolios, the Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative Portfolios (collectively, the "Pathfinder Portfolios") and the Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility and Pathfinder Moderately Conservative — Managed Volatility Portfolios (collectively, the "Managed Volatility Portfolios") will indirectly bear their pro rata share of the expenses incurred by the underlying funds. These expenses are not included in the Pathfinder Portfolios' or Managed Volatility Portfolios' annualized expense ratios or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2019.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses for each share class. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid during Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses for each share class based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 in Notes to Financial Statements for further information.

(UNAUDITED)

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-19	Ending Account Value 12-31-19	Expenses Paid During Period*	Beginning Account Value 6-30-19	Ending Account Value 12-31-19	Expenses Paid During Period*	
Pathfinder Aggressive							
Class II	$1,000	$1,075.10	$0.42	$1,000	$1,024.78	$0.40	0.08%
Pathfinder Conservative							
Class II	$1,000	$1,047.60	$0.31	$1,000	$1,024.88	$0.30	0.06%
Pathfinder Moderate							
Class II	$1,000	$1,061.60	$0.21	$1,000	$1,025.03	$0.20	0.04%
Pathfinder Moderately Aggressive							
Class II	$1,000	$1,068.80	$0.21	$1,000	$1,025.03	$0.20	0.04%
Pathfinder Moderately Conservative							
Class II	$1,000	$1,054.50	$0.21	$1,000	$1,024.96	$0.20	0.05%
Pathfinder Moderate — Managed Volatility							
Class II	$1,000	$1,055.80	$1.13	$1,000	$1,024.07	$1.11	0.23%
Pathfinder Moderately Aggressive — Managed Volatility							
Class II	$1,000	$1,063.30	$1.34	$1,000	$1,023.86	$1.32	0.27%
Pathfinder Moderately Conservative — Managed Volatility							
Class II	$1,000	$1,048.90	$1.43	$1,000	$1,023.83	$1.42	0.27%
Government Money Market							
Class II	$1,000	$1,008.40	$2.11	$1,000	$1,023.11	$2.12	0.42%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2019, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustrations are based on ongoing costs only.

(UNAUDITED)



F. Chace Brundige



Aaron D. Young



W. Jeffery Surles

Below, F. Chace Brundige, CFA, Aaron D. Young and W. Jeffery Surles, CFA, portfolio managers of each of the five Ivy VIP Pathfinder Portfolios and the three Ivy VIP Pathfinder Managed Volatility Portfolios, discuss positioning, performance and results for the fiscal year ended December 31, 2019. Mr. Brundige has 26 years of industry experience and has managed each VIP Pathfinder Portfolio and VIP Pathfinder Managed Volatility Portfolio since 2016. Mr. Young has 14 years of industry experience and has managed the Portfolios since 2016. Mr. Surles has 18 years of industry experience and has managed the Portfolios since 2018. Since the Ivy VIP Pathfinder Managed Volatility Portfolios' inception, Securian Asset Management, Inc., (Securian) has served as the subadvisor for the volatility management strategy. Craig Stapleton, CFA, of Securian has 17 years of industry experience and has managed the volatility management strategy since inception. Merlin Erickson, with 27 years of industry experience, and Jeremy Gogos, Ph.D., CFA, with 7 years of industry experience, both of Securian, have managed the strategy since 2017.

Fiscal Year Performance

For the 12 Months Ended December 31, 2019

Ivy VIP Pathfinder Aggressive	23.24%
55% Russell 3000 Index + 30% MSCI EAFE Index + 15% Bloomberg Barclays U.S. Universal Bond Index	24.99%
Ivy VIP Pathfinder Conservative	14.66%
35% Russell 3000 Index + 35% Bloomberg Barclays U.S. Universal Bond Index + 20% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 10% MSCI EAFE Index	17.11%
Ivy VIP Pathfinder Moderate	19.05%
45% Russell 3000 Index + 25% Bloomberg Barclays U.S. Universal Bond Index + 20% MSCI EAFE Index + 10% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	21.03%
Ivy VIP Pathfinder Moderately Aggressive	21.40%
50% Russell 3000 Index + 25% MSCI EAFE Index + 20% Bloomberg Barclays U.S. Universal Bond Index + 5% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	23.01%
Ivy VIP Pathfinder Moderately Conservative	16.85%
40% Russell 3000 Index + 30% Bloomberg Barclays U.S. Universal Bond Index + 15% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 15% MSCI EAFE Index	19.06%
Ivy VIP Pathfinder Moderate — Managed Volatility	17.32%
45% Russell 3000 Index + 25% Bloomberg Barclays U.S. Universal Bond Index + 20% MSCI EAFE Index + 10% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	21.03%
Ivy VIP Pathfinder Moderately Aggressive — Managed Volatility	19.29%
50% Russell 3000 Index + 25% MSCI EAFE Index + 20% Bloomberg Barclays U.S. Universal Bond Index + 5% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	23.01%
Ivy VIP Pathfinder Moderately Conservative — Managed Volatility	14.89%
40% Russell 3000 Index + 30% Bloomberg Barclays U.S. Universal Bond Index + 15% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 15% MSCI EAFE Index	19.06%

Index Performance

Russell 3000 Index	31.02%
(generally reflects the performance of the largest 3,000 U.S. companies representing approximately 98% of the investable U.S. equity market.)	
Bloomberg Barclays U.S. Universal Bond Index	9.29%
(generally reflects the performance of USD-denominated, taxable bonds that are rated either investment grade or high yield.)	
MSCI EAFE Index	22.01%
(generally reflects the performance of equity securities across 21 developed market countries in Europe, Australasia and the Far East.)	
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	5.01%
(generally reflects the performance of Treasuries, agencies, publicly issued U.S. corporate and foreign debentures and secured notes with at least one but less than five years to maturity.)	

Multiple indexes are shown because the Portfolios invest in multiple asset classes.

Past performance is not a guarantee of future results. For additional performance information for each Portfolio, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Portfolio found in this report.

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, each Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Markets show relief

After a volatile end to 2018, returns were very robust across asset classes in 2019 as markets expressed relief from many of the risk factors that added to volatility in the prior year. Monetary policy in the U.S. pivoted from tightening in 2018 to easing in 2019 as the Federal Reserve (Fed) reduced its policy interest rate three times and even resumed balance sheet expansion.

U.S.-China trade tensions deescalated late in the fiscal year, including a "Phase 1" agreement and a cancelation of December tariff increases. In the U.K., Brexit concerns were alleviated after the Conservative Party won a clear election mandate.

The economic backdrop remained sound with persistently low inflation, very strong labor markets and continuing strength in housing and consumption, all of which provided reassurance that the global slowdown in manufacturing had been worked through without leading to a recession. All these developments improved sentiment among investors, businesses and consumers.

Dealing with improving markets

The Pathfinder Portfolios finished the fiscal year with robust, positive returns in 2019, although each slightly trailed the returns of its blended benchmark. The broad strength across asset classes was reflected by the Portfolios' benchmarks, with the U.S. equity benchmark's return exceeding 30% and the international equity benchmark's return exceeding 20%.

Fixed income returns were also positive for the fiscal year as interest rates declined significantly across the yield curve. The performance of the Portfolios reflects the mix of returns in the underlying funds during the year and their allocation weightings.

The most notable detractor to relative performance was being underweight duration risk in fixed income and modestly underweight equity exposure compared with the benchmarks in an unusual environment. For example, interest rates declined precipitously, equities rallied and credit spreads narrowed. This positioning had benefitted the Portfolios by reducing volatility in late 2018 but was a headwind to relative performance in the latest fiscal year, given the strong returns simultaneously exhibited in both equities and fixed income.

In the fourth quarter of the fiscal year — given an improving backdrop in fundamentals, the decline in short-term interest rates and an increase in longer-term interest rates (i.e., the yield curve steepened) — we reallocated a modest amount of exposure in the Portfolios from money market securities to equity investments and longer-duration fixed income, thereby reducing those underweights that were a headwind to relative performance.

Solid economy but risks remain

Recent economic data suggest the economy remains in good condition. Unemployment is very low, wages are strong, inflation remains moderate and consumer spending remains robust. The Fed has indicated a willingness to maintain accommodative monetary policy until a "persistent" and "significant" increase in inflation is observed, which we think is likely to support markets and alleviate upward pressure on the U.S. dollar.

More adverse outcomes of U.S.-China trade negotiations and Brexit seem to have been avoided, leading economic indicators have generally stabilized or improved, and corporate earnings are estimated to grow in the mid-single digits in 2020. However, several significant risks remain: The global trade issue is not fully resolved, markets will face uncertainty in discounting election outcomes and geopolitical risks abound.

Given this balanced outlook, equity allocations are rather neutral with respect to geography, industry and style such that we believe the most significant driver of relative returns is likely to be our underlying active managers' ability to add alpha through security selection. However, the Portfolios maintain a slight underweight exposure to equity and a shorter duration profile than the benchmark to mitigate risk should inflation accelerate or should conditions deteriorate, which may offer a benefit to the Portfolios if markets experience an extended risk-off scenario.

Past performance is not a guarantee of future results. As with any mutual fund, the value of each Portfolio's shares will change, and you could lose money on your investment.

The ability of each Portfolio to meet its investment objective depends both on the allocation of its assets among the Underlying Funds and the ability of those funds to meet their respective investment objectives. Each Portfolio's share price will likely change daily based on the performance of the Underlying Funds in which it invests. In general, each Portfolio is subject to the same risks as those of the Underlying Funds it holds. Because the Portfolios are weighted toward Underlying Funds that invest in stocks, both U.S. and foreign, including mid cap and small cap stocks, as well as bonds and short-term instruments, the Portfolios are more subject to the risks associated with those investments.

Securian Asset Management, Inc., may be unsuccessful in managing volatility, and there is a risk that the Ivy VIP Managed Volatility Portfolios may experience a high level of volatility in their returns. The Portfolios' holdings are subject to price volatility, and the Portfolios may not be any less volatile than the market as a whole and could be more volatile. In addition, there can be no guarantee that the Portfolios will achieve their goal of managing the volatility of their equity returns. Furthermore, while the management of volatility seeks competitive returns with more consistent volatility, the management of volatility does not ensure that the Portfolios will deliver competitive returns. Additionally, even if successful, the Portfolios' management of volatility may also generally result in the Portfolios' NAV increasing to a lesser degree than the markets (for example, in a rising market with relatively high volatility) or decreasing to a greater degree than the market (for example, in a declining market with relatively low volatility). The Portfolios' managed volatility strategy may expose the Portfolios to losses (some of which may be sudden) to which it would not have otherwise been exposed if invested only in Underlying Funds. Additionally, the derivatives used by Securian Asset Management to hedge the value of the Portfolios are not identical to the Underlying Funds, and as a result, the Portfolios' investment in derivatives may decline in value at the same time as the Portfolios' investment in Underlying Funds. Securian Asset Management does not intend to attempt to manage the volatility of the Portfolios' fixed-income returns. It is possible that the fixed-income portion of the Portfolios, whose volatility would not be managed by the volatility management strategy, could become more volatile than the equity portion of the Portfolios.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of any Ivy VIP Pathfinder Portfolio or Ivy VIP Pathfinder Portfolio — Managed Volatility.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Pathfinder Aggressive – Asset Allocation

Ivy VIP International Core Equity, Class II	17.7%
Ivy VIP Growth, Class II	13.5%
Ivy VIP Core Equity, Class II	13.4%
Ivy VIP Value, Class II	13.1%
Ivy VIP Global Equity Income, Class II	11.9%
Ivy VIP Mid Cap Growth, Class I	9.6%
Ivy VIP Corporate Bond, Class II	8.9%
Ivy VIP Limited-Term Bond, Class II	7.0%
Ivy VIP Small Cap Growth, Class I	2.5%
Ivy VIP Small Cap Core, Class II	1.3%
Ivy VIP High Income, Class I	0.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.6%

Pathfinder Moderately Aggressive – Asset Allocation

Ivy VIP International Core Equity, Class II	14.9%
Ivy VIP Growth, Class II	12.4%
Ivy VIP Core Equity, Class II	12.2%
Ivy VIP Value, Class II	12.0%
Ivy VIP Corporate Bond, Class II	11.9%
Ivy VIP Global Equity Income, Class II	10.0%
Ivy VIP Limited-Term Bond, Class II	9.9%
Ivy VIP Mid Cap Growth, Class I	9.0%
Ivy VIP Government Money Market, Class II	3.6%
Ivy VIP Small Cap Growth, Class I	2.3%
Ivy VIP Small Cap Core, Class II	1.0%
Ivy VIP High Income, Class I	0.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

Pathfinder Conservative – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	26.6%
Ivy VIP Corporate Bond, Class II	18.9%
Ivy VIP Government Money Market, Class II	8.7%
Ivy VIP Growth, Class II	8.6%
Ivy VIP Core Equity, Class II	8.5%
Ivy VIP Value, Class II	8.3%
Ivy VIP Mid Cap Growth, Class I	6.7%
Ivy VIP International Core Equity, Class II	6.0%
Ivy VIP Global Equity Income, Class II	4.0%
Ivy VIP Small Cap Growth, Class I	1.6%
Ivy VIP High Income, Class I	1.5%
Ivy VIP Small Cap Core, Class II	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.3%

Pathfinder Moderately Conservative – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	21.7%
Ivy VIP Corporate Bond, Class II	15.9%
Ivy VIP Growth, Class II	9.9%
Ivy VIP Core Equity, Class II	9.7%
Ivy VIP Value, Class II	9.6%
Ivy VIP International Core Equity, Class II	9.0%
Ivy VIP Mid Cap Growth, Class I	7.5%
Ivy VIP Government Money Market, Class II	7.0%
Ivy VIP Global Equity Income, Class II	6.0%
Ivy VIP Small Cap Growth, Class I	1.8%
Ivy VIP High Income, Class I	1.2%
Ivy VIP Small Cap Core, Class II	0.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.2%

Pathfinder Moderate – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	15.8%
Ivy VIP Corporate Bond, Class II	13.9%
Ivy VIP International Core Equity, Class II	12.0%
Ivy VIP Growth, Class II	11.1%
Ivy VIP Core Equity, Class II	11.0%
Ivy VIP Value, Class II	10.8%
Ivy VIP Mid Cap Growth, Class I	8.2%
Ivy VIP Global Equity Income, Class II	8.0%
Ivy VIP Government Money Market, Class II	5.3%
Ivy VIP Small Cap Growth, Class I	2.1%
Ivy VIP High Income, Class I	1.0%
Ivy VIP Small Cap Core, Class II	0.8%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.0%

Pathfinder Moderate – Managed Volatility – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	15.5%
Ivy VIP Corporate Bond, Class II	13.6%
Ivy VIP International Core Equity, Class II	11.7%
Ivy VIP Growth, Class II	10.9%
Ivy VIP Core Equity, Class II	10.7%
Ivy VIP Value, Class II	10.6%
Ivy VIP Mid Cap Growth, Class I	8.0%
Ivy VIP Global Equity Income, Class II	7.8%
Ivy VIP Government Money Market, Class II	5.2%
Ivy VIP Small Cap Growth, Class I	2.0%
Ivy VIP High Income, Class I	1.0%
Ivy VIP Small Cap Core, Class II	0.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.2%

Pathfinder Moderately Aggressive – Managed Volatility – Asset Allocation

Ivy VIP International Core Equity, Class II	14.6%
Ivy VIP Growth, Class II	12.1%
Ivy VIP Core Equity, Class II	12.0%
Ivy VIP Value, Class II	11.8%
Ivy VIP Corporate Bond, Class II	11.7%
Ivy VIP Global Equity Income, Class II	9.8%
Ivy VIP Limited-Term Bond, Class II	9.7%
Ivy VIP Mid Cap Growth, Class I	8.8%
Ivy VIP Government Money Market, Class II	3.6%
Ivy VIP Small Cap Growth, Class I	2.2%
Ivy VIP Small Cap Core, Class II	1.0%
Ivy VIP High Income, Class I	0.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.0%

Pathfinder Moderately Conservative – Managed Volatility – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	21.2%
Ivy VIP Corporate Bond, Class II	15.5%
Ivy VIP Growth, Class II	9.6%
Ivy VIP Core Equity, Class II	9.5%
Ivy VIP Value, Class II	9.4%
Ivy VIP International Core Equity, Class II	8.8%
Ivy VIP Mid Cap Growth, Class I	7.3%
Ivy VIP Government Money Market, Class II	6.9%
Ivy VIP Global Equity Income, Class II	5.9%
Ivy VIP Small Cap Growth, Class I	1.8%
Ivy VIP High Income, Class I	1.2%
Ivy VIP Small Cap Core, Class II	0.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.4%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy VIP Pathfinder Aggressive (Class II)[1]	$24,620
Blended Index[+]	$25,381
Russell 3000 Index	$35,215
MSCI EAFE Index	$17,085
Bloomberg Barclays U.S. Universal Bond Index	$14,978

Growth of 10K

+The Blended Benchmark is computed using a combination of 55% Russell 3000 Index + 30% MSCI EAFE Index + 15% Bloomberg Barclays U.S. Universal Bond Index.



Ivy VIP Pathfinder Conservative (Class II)[1]	$17,949
Blended Index[++]	$20,183
Russell 3000 Index	$35,215
Bloomberg Barclays U.S. Universal Bond Index	$14,978
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$12,341
MSCI EAFE Index	$17,085

Growth of 10K

++The Blended Benchmark is computed using a combination of 35% Russell 3000 Index + 35% Bloomberg Barclays U.S. Universal Bond Index + 20% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 10% MSCI EAFE Index.

See footnotes on page 13.

(UNAUDITED)



Ivy VIP Pathfinder Moderate (Class II)[1]	$20,890
Blended Index+++	$22,716
Russell 3000 Index	$35,215
Bloomberg Barclays U.S. Universal Bond Index	$14,978
MSCI EAFE Index	$17,085
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$12,341

Growth of 10K

+++The Blended Benchmark is computed using a combination of 45% Russell 3000 Index + 25% Bloomberg Barclays U.S. Universal Bond Index + 20% MSCI EAFE Index + 10% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index.



Ivy VIP Pathfinder Moderately Aggressive (Class II)[1]	$22,500
Blended Index++++	$24,033
Russell 3000 Index	$35,215
MSCI EAFE Index	$17,085
Bloomberg Barclays U.S. Universal Bond Index	$14,978
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$12,341

Growth of 10K

++++The Blended Benchmark is computed using a combination of 50% Russell 3000 Index + 25% MSCI EAFE Index + 20% Bloomberg Barclays U.S. Universal Bond Index + 5% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index.

See footnotes on page 13.

(UNAUDITED)



Ivy VIP Pathfinder Moderately Conservative (Class II)[1]		$19,513
Blended Index[+++++]		$21,431
Russell 3000 Index		$35,215
Bloomberg Barclays U.S. Universal Bond Index		$14,978
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index		$12,341
MSCI EAFE Index		$17,085

Growth of 10K

+++++The Blended Benchmark is computed using a combination of 40% Russell 3000 Index + 30% Bloomberg Barclays U.S. Universal Bond Index + 15% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 15% MSCI EAFE Index.

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative
1-year period ended 12-31-19	23.24%	14.66%	19.05%	21.40%	16.85%
5-year period ended 12-31-19	8.25%	5.12%	6.41%	7.15%	5.81%
10-year period ended 12-31-19	9.43%	6.02%	7.64%	8.45%	6.91%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy VIP Pathfinder Mngd Volatility Moderate (Class II)[1]	$14,492
Blended Index^	$16,203
Russell 3000 Index	$21,004
Bloomberg Barclays U.S. Universal Bond Index	$12,640
MSCI EAFE Index	$13,899
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$11,280

Growth of 10K

^ *The Blended Benchmark is computed using a combination of 45% Russell 3000 Index + 25% Bloomberg Barclays U.S. Universal Bond Index + 20% MSCI EAFE Index + 10% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index.*



Ivy VIP Pathfinder Mngd Volatility Moderate Agg (Class II)[1]	$15,031
Blended Index^^	$16,773
Russell 3000 Index	$21,004
MSCI EAFE Index	$13,899
Bloomberg Barclays U.S. Universal Bond Index	$12,640
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$11,280

Growth of 10K

^^ *The Blended Benchmark is computed using a combination of 50% Russell 3000 Index + 25% MSCI EAFE Index + 20% Bloomberg Barclays U.S. Universal Bond Index + 5% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index.*

See footnotes on page 15.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)


Ivy VIP Pathfinder Mngd Volatility Moderate Cons (Class II)(1) $13,761
Blended Index^^^ $15,640
Russell 3000 Index $21,004
Bloomberg Barclays U.S. Universal Bond Index $12,640
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index $11,280
MSCI EAFE Index $13,899
$30,000
$20,000
$10,000
$0
8-1 2013
12-31 2013
12-31 2014
12-31 2015
12-31 2016
12-31 2017
12-31 2018
12-31 2019

Growth of 10K

^^^The Blended Benchmark is computed using a combination of 40% Russell 3000 Index + 30% Bloomberg Barclays U.S. Universal Bond Index + 15% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 15% MSCI EAFE Index.

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Pathfinder Moderate — Managed Volatility	Pathfinder Moderately Aggressive — Managed Volatility	Pathfinder Moderately Conservative — Managed Volatility
1-year period ended 12-31-19	17.32%	19.29%	14.89%
5-year period ended 12-31-19	5.38%	5.97%	4.67%
10-year period ended 12-31-19	—	—	—
Since inception of Portfolio(3) through 12-31-19	5.95%	6.56%	5.10%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)8-1-13 Pathfinder Moderate — Managed Volatility, 8-1-13 Pathfinder Moderately Aggressive — Managed Volatility and 8-1-13 Pathfinder Moderately Conservative — Managed Volatility (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

DECEMBER 31, 2019

Pathfinder Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	700	$ 8,842
Ivy VIP Corporate Bond, Class II	1,053	5,896
Ivy VIP Global Equity Income, Class II	1,307	7,851
Ivy VIP Growth, Class II	790	8,952
Ivy VIP High Income, Class I	93	323
Ivy VIP International Core Equity, Class II	749	11,721
Ivy VIP Limited-Term Bond, Class II	929	4,595
Ivy VIP Mid Cap Growth, Class I	500	6,379
Ivy VIP Small Cap Core, Class II	60	828
Ivy VIP Small Cap Growth, Class I	190	1,671
Ivy VIP Value, Class II	1,293	8,690
TOTAL AFFILIATED MUTUAL FUNDS – 99.4%		**$ 65,748**
(Cost: $69,098)		

SHORT-TERM SECURITIES

	Shares	Value
Money Market Funds (A) – 0.5%		
State Street Institutional U.S. Government Money Market Fund - Premier Class, 1.550%	308	308
TOTAL SHORT-TERM SECURITIES – 0.5%		**$ 308**
(Cost: $308)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$66,056**
(Cost: $69,406)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		82
NET ASSETS – 100.0%		**$ 66,138**

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$ 65,748	$—	$—
Short-Term Securities	308	—	—
Total	$66,056	$—	$—

Pathfinder Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	662	$ 8,365
Ivy VIP Corporate Bond, Class II	3,334	18,661
Ivy VIP Global Equity Income, Class II	662	3,977
Ivy VIP Government Money Market, Class II	8,639	8,639
Ivy VIP Growth, Class II	748	8,472
Ivy VIP High Income, Class I	424	1,474
Ivy VIP International Core Equity, Class II	379	5,937
Ivy VIP Limited-Term Bond, Class II	5,311	26,285
Ivy VIP Mid Cap Growth, Class I	519	6,620
Ivy VIP Small Cap Core, Class II	19	254
Ivy VIP Small Cap Growth, Class I	173	1,524
Ivy VIP Value, Class II	1,223	8,223
TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		**$ 98,431**
(Cost: $99,828)		

SHORT-TERM SECURITIES

	Shares	Value
Money Market Funds (A) – 0.3%		
State Street Institutional U.S. Government Money Market Fund - Premier Class, 1.550%	340	340
TOTAL SHORT-TERM SECURITIES – 0.3%		**$ 340**
(Cost: $340)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$ 98,771**
(Cost: $100,168)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		42
NET ASSETS – 100.0%		**$98,813**

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2019.

SCHEDULE OF INVESTMENTS PATHFINDER PORTFOLIOS *(in thousands)*

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$98,431	$—	$—
Short-Term Securities	340	—	—
Total	$98,771	$—	$—

Pathfinder Moderate

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	5,919	$ 74,751
Ivy VIP Corporate Bond, Class II	16,921	94,712
Ivy VIP Global Equity Income, Class II	9,073	54,513
Ivy VIP Government Money Market, Class II	36,306	36,306
Ivy VIP Growth, Class II	6,683	75,699
Ivy VIP High Income, Class I	1,934	6,732
Ivy VIP International Core Equity, Class II	5,199	81,384
Ivy VIP Limited-Term Bond, Class II	21,675	107,267
Ivy VIP Mid Cap Growth, Class I	4,382	55,941
Ivy VIP Small Cap Core, Class II	378	5,183
Ivy VIP Small Cap Growth, Class I	1,583	13,931
Ivy VIP Value, Class II	10,925	73,454
TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		$679,873
(Cost: $697,919)		
SHORT-TERM SECURITIES		
Money Market Funds (A) – 0.2%		
State Street Institutional U.S. Government Money Market Fund - Premier Class, 1.550%	1,068	1,068
TOTAL SHORT-TERM SECURITIES – 0.2%		$ 1,068
(Cost: $1,068)		
TOTAL INVESTMENT SECURITIES – 100.2%		$680,941
(Cost: $698,987)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(1,022)
NET ASSETS – 100.0%		$679,919

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$679,873	$—	$—
Short-Term Securities	1,068	—	—
Total	$680,941	$—	$—

DECEMBER 31, 2019

Pathfinder Moderately Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	8,015	$ 101,226
Ivy VIP Corporate Bond, Class II	17,635	98,711
Ivy VIP Global Equity Income, Class II	13,761	82,676
Ivy VIP Government Money Market, Class II	30,144	30,144
Ivy VIP Growth, Class II	9,050	102,502
Ivy VIP High Income, Class I	1,762	6,132
Ivy VIP International Core Equity, Class II	7,885	123,429
Ivy VIP Limited-Term Bond, Class II	16,567	81,987
Ivy VIP Mid Cap Growth, Class I	5,817	74,252
Ivy VIP Small Cap Core, Class II	611	8,375
Ivy VIP Small Cap Growth, Class I	2,160	19,011
Ivy VIP Value, Class II	14,795	99,473

TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		$ 827,918
(Cost: $856,135)		

SHORT-TERM SECURITIES

Money Market Funds (A) – 0.1%		
State Street Institutional U.S. Government Money Market Fund - Premier Class, 1.550%	609	609

TOTAL SHORT-TERM SECURITIES – 0.1%	$	609
(Cost: $609)		

TOTAL INVESTMENT SECURITIES – 100.0%		$828,527
(Cost: $856,744)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		380
NET ASSETS – 100.0%		$828,907

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$ 827,918	$—	$—
Short-Term Securities	609	—	—
Total	$828,527	$—	$—

Pathfinder Moderately Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	1,555	$ 19,638
Ivy VIP Corporate Bond, Class II	5,737	32,110
Ivy VIP Global Equity Income, Class II	2,023	12,156
Ivy VIP Government Money Market, Class II	14,197	14,197
Ivy VIP Growth, Class II	1,756	19,888
Ivy VIP High Income, Class I	719	2,500
Ivy VIP International Core Equity, Class II	1,159	18,149
Ivy VIP Limited-Term Bond, Class II	8,835	43,724
Ivy VIP Mid Cap Growth, Class I	1,180	15,062
Ivy VIP Small Cap Core, Class II	75	1,029
Ivy VIP Small Cap Growth, Class I	412	3,624
Ivy VIP Value, Class II	2,870	19,300

TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		$201,377
(Cost: $205,679)		

SHORT-TERM SECURITIES

Money Market Funds (A) – 0.2%		
State Street Institutional U.S. Government Money Market Fund - Premier Class, 1.550%	339	339

TOTAL SHORT-TERM SECURITIES – 0.2%	$	339
(Cost: $339)		

TOTAL INVESTMENT SECURITIES – 100.0%		$201,716
(Cost: $206,018)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		15
NET ASSETS – 100.0%		$201,731

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$201,377	$—	$—
Short-Term Securities	339	—	—
Total	$201,716	$—	$—

Pathfinder Moderate – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	6,012	$ 75,930
Ivy VIP Corporate Bond, Class II	17,189	96,210
Ivy VIP Global Equity Income, Class II	9,228	55,446
Ivy VIP Government Money Market, Class II	36,995	36,995
Ivy VIP Growth, Class II	6,789	76,894
Ivy VIP High Income, Class I	1,976	6,879
Ivy VIP International Core Equity, Class II	5,288	82,775
Ivy VIP Limited-Term Bond, Class II	22,074	109,238
Ivy VIP Mid Cap Growth, Class I	4,450	56,810
Ivy VIP Small Cap Core, Class II	385	5,279
Ivy VIP Small Cap Growth, Class I . . .	1,608	14,154
Ivy VIP Value, Class II	11,102	74,645
TOTAL AFFILIATED MUTUAL FUNDS – 97.8%		**$ 691,255**
(Cost: $698,185)		

SHORT-TERM SECURITIES		
Money Market Funds (A) – 2.1%		
State Street Institutional U.S. Government Money Market Fund - Premier Class, 1.550%	15,030	15,030
TOTAL SHORT-TERM SECURITIES – 2.1%		**$ 15,030**
(Cost: $15,030)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$706,285**
(Cost: $713,215)		
CASH AND OTHER ASSETS, NET OF LIABILITIES (B) – 0.1%		**807**
NET ASSETS – 100.0%		**$707,092**

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2019.

(B) Cash of $864 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at December 31, 2019 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Depreciation
E-mini Russell 2000 Index	Short	15	3-20-20	1	$ (1,253)	$ (26)
S&P 500 Index	Short	26	3-20-20	6	(21,002)	(553)
					$(22,255)	$(579)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds . . .	$691,255	$—	$—
Short-Term Securities	15,030	—	—
Total	$706,285	$—	$—
Liabilities			
Futures Contracts	$ 579	$—	$—

DECEMBER 31, 2019

Pathfinder Moderately Aggressive – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	884	$ 11,170
Ivy VIP Corporate Bond, Class II	1,947	10,897
Ivy VIP Global Equity Income, Class II	1,520	9,131
Ivy VIP Government Money Market, Class II	3,321	3,321
Ivy VIP Growth, Class II	999	11,311
Ivy VIP High Income, Class I	195	680
Ivy VIP International Core Equity, Class II	871	13,631
Ivy VIP Limited-Term Bond, Class II . .	1,835	9,079
Ivy VIP Mid Cap Growth, Class I	642	8,193
Ivy VIP Small Cap Core, Class II	67	925
Ivy VIP Small Cap Growth, Class I	238	2,098
Ivy VIP Value, Class II	1,633	10,980
TOTAL AFFILIATED MUTUAL FUNDS – 98.0%		**$ 91,416**

(Cost: $94,996)

SHORT-TERM SECURITIES

Money Market Funds (A) – 1.8%

State Street Institutional U.S. Government Money Market Fund - Premier Class, 1.550%	1,680	1,680
TOTAL SHORT-TERM SECURITIES – 1.8%		**$ 1,680**

(Cost: $1,680)

TOTAL INVESTMENT SECURITIES – 99.8%	**$93,096**

(Cost: $96,676)

CASH AND OTHER ASSETS, NET OF LIABILITIES (B) – 0.2%	184
NET ASSETS – 100.0%	**$93,280**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Rate shown is the annualized 7-day yield at December 31, 2019.

(B)Cash of $101 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at December 31, 2019 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Depreciation
E-mini Russell 2000 Index	Short	2	3-20-20	—*	$ (167)	$ (3)
S&P 500 Index	Short	3	3-20-20	1	(2,423)	(64)
					$(2,590)	$(67)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$ 91,416	$—	$—
Short-Term Securities	1,680	—	—
Total	$93,096	$—	$—
Liabilities			
Futures Contracts	$ 67	$—	$—

Pathfinder Moderately Conservative – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	606	$ 7,649
Ivy VIP Corporate Bond, Class II	2,234	12,506
Ivy VIP Global Equity Income, Class II	789	4,740
Ivy VIP Government Money Market, Class II	5,560	5,560
Ivy VIP Growth, Class II	684	7,747
Ivy VIP High Income, Class I	282	980
Ivy VIP International Core Equity, Class II	452	7,076
Ivy VIP Limited-Term Bond, Class II . .	3,445	17,048
Ivy VIP Mid Cap Growth, Class I	460	5,866
Ivy VIP Small Cap Core, Class II	29	403
Ivy VIP Small Cap Growth, Class I	160	1,412
Ivy VIP Value, Class II	1,118	7,519
TOTAL AFFILIATED MUTUAL FUNDS – 97.6%		**$78,506**

(Cost: $79,430)

SHORT-TERM SECURITIES

Money Market Funds (A) – 2.3%

State Street Institutional U.S. Government Money Market Fund - Premier Class, 1.550%	1,848	1,848
TOTAL SHORT-TERM SECURITIES – 2.3%		**$ 1,848**

(Cost: $1,848)

TOTAL INVESTMENT SECURITIES – 99.9%	**$80,354**

(Cost: $81,278)

CASH AND OTHER ASSETS, NET OF LIABILITIES (B) – 0.1%	92
NET ASSETS – 100.0%	**$80,446**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Rate shown is the annualized 7-day yield at December 31, 2019.

(B)Cash of $101 has been pledged as collateral on open futures contracts.

SCHEDULE OF INVESTMENTS PATHFINDER PORTFOLIOS *(in thousands)*

The following futures contracts were outstanding at December 31, 2019 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Depreciation
E-mini Russell 2000 Index	Short	2	3-20-20	—*	$ (167)	$ (3)
S&P 500 Index	Short	3	3-20-20	1	(2,423)	(64)
					$(2,590)	$(67)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$78,506	$—	$—
Short-Term Securities	1,848	—	—
Total	$80,354	$—	$—
Liabilities			
Futures Contracts	$ 67	$—	$—

See Accompanying Notes to Financial Statements.



Mira Stevovich

Below, Mira Stevovich, CFA, portfolio manager of Ivy VIP Government Money Market, discusses positioning, performance and results for the fiscal year ended December 31, 2019. She has managed the Portfolio for 21 years and has 33 years of industry experience.

The Portfolio's fiscal year ended on December 31, 2019 with short-term rates lower after three rate cuts of 0.25% each by the Federal Reserve (Fed) in July, September and October. The rate cuts followed a December 2018 rate increase. The economy continued to show growth, but with signs of slowing, the Fed was prompted to lower rates to prolong economic growth.

The Fed reversed its rate path

The Portfolio's fiscal year started with the federal funds rate between 2.25-2.50% and ended in a range of 1.50-1.75%. The Fed continued to use an interest rate band of a quarter percentage point to manage the federal funds rate. The Reverse Repo Program continued as a tool to manage the band floor. Due to a narrowing of the spread between the effective federal funds rate and the interest on excess reserves (IOER), the IOER was set five basis points (bps) below the top of the federal interest rate band at the end of 2018. To maintain control of short-term rates, the Fed made subsequent adjustments to the IOER, setting it 10 bps below the top of the Fed fund band in January 2019, 15 bps below the top rate at the May meeting and moved to 20 bps below the top rate at the September meeting. In the final quarter of the Portfolio's fiscal year, it was necessary for the Fed to execute open market operations to inject bank reserves into the system to lower short-term rates that had increased substantially due to technical reasons. It was determined that it would be necessary for the Fed to continue to do this until bank reserves normalized. As part of this plan, the Fed began purchasing $60 billion U.S. Treasury Bills on a monthly basis. The Fed's plan succeeded in maintaining an acceptable level of short-term rates over year-end. However, short-term U.S. Treasury Bill rates were pushed lower. The Fed has indicated that it will maintain the current level of the federal funds rate throughout 2020, pending unusual circumstances. We will continue to manage the Portfolio with this in mind.

The higher rates of interest early in the fiscal year boosted the performance of the Portfolio and rates on money market investments, in general. However, the interest rate cuts late in the fiscal year lowered yield on money market securities and eventually caused the yield on the Portfolio to decline. The Securities and Exchange Commission (SEC) regulation requiring at least 30% of the Portfolio's holdings mature in five business days or less continues to affect the Portfolio's return because very short maturities tend to carry the lowest interest rates. Also, the restriction to government investments can affect the overall performance of the Portfolio.

Staying the course

This past fiscal year, we invested a minimum of 99.5% of the Portfolio's total assets in government securities, cash, sweep funds and/or repurchase agreements that are collateralized fully, per SEC regulations for government money market funds. The Portfolio has been structured to comply with the "know your investor" mandate, such that a short average maturity is maintained to provide ample liquidity for our investors. We anticipate continuing to use short floating-rate securities in the coming fiscal year as part of our liquidity management of the Portfolio.

We have managed the Portfolio to comply with all SEC regulations that apply to "government money market funds" since the conversion of the Portfolio in 2016. The SEC reformed money fund regulations in 2010 and further modified those regulations in July 2014 to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we seek to maintain daily and weekly liquidity levels according to those regulations, to provide for the liquidity needs of our shareholders. We intend to continue to manage the Portfolio in a prudent manner and in accordance with SEC regulations for "government money market funds."

You could lose money by investing in Ivy VIP Government Money Market. Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Portfolio's sponsor has no legal obligation to provide financial support to the Portfolio, and you should not expect that the sponsor will provide financial support to the Portfolio at any time.

Interest rate increases can cause the price of a money market security to decrease. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease. Portfolio shares are not guaranteed by the U.S. Government. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

ALL DATA IS AS OF DECEMBER 31, 2019 (UNAUDITED)

Asset Allocation

Investment Funds	7.6%
Money Market Funds	7.6%
Corporate Obligations	0.4%
Master Note	0.4%
United States Government Agency Obligations	91.8%
Cash and Other Assets (Net of Liabilities)	0.2%

SCHEDULE OF INVESTMENTS GOVERNMENT MONEY MARKET *(in thousands)*

DECEMBER 31, 2019

INVESTMENT FUNDS	Shares	Value
Money Market Funds (A) – 7.6%		
State Street Institutional U.S. Government Money Market Fund - Premier Class, 1.550%, 1-2-20	14,057	$14,057
TOTAL INVESTMENT FUNDS – 7.6%		$14,057
(Cost: $14,057)		

CORPORATE OBLIGATIONS	Principal	
Master Note		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.860%, 1-6-20 (B)	$ 812	812
Total Master Note – 0.4%		812
TOTAL CORPORATE OBLIGATIONS – 0.4%		$ 812
(Cost: $812)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations – 91.8%		
Federal Home Loan Mortgage Corp., 1.350%, 1-2-20	$ 41,000	$ 40,998
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
1.980%, 1-1-20 (B)	6,400	6,400
1.960%, 1-7-20 (B)	22,330	22,331
1.980%, 1-7-20 (B)	54,577	54,577
1.990%, 1-7-20 (B)	25,500	25,500
2.030%, 1-7-20 (B)	18,987	18,987
		168,793
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 91.8%		$168,793
(Cost: $168,793)		
TOTAL INVESTMENT SECURITIES – 99.8%		$183,662
(Cost: $183,662)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		361
NET ASSETS – 100.0%		$184,023

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at December 31, 2019.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Investment Funds	$14,057	$ —	$—
Corporate Obligations	—	812	—
United States Government Agency Obligations	—	168,793	—
Total	$14,057	$169,605	$—

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate – Managed Volatility	Pathfinder Moderately Aggressive – Managed Volatility	Pathfinder Moderately Conservative – Managed Volatility
ASSETS								
Investments in unaffiliated securities at value+	$ 308	$ 340	$ 1,068	$ 609	$ 339	$ 15,030	$ 1,680	$ 1,848
Investments in affiliated securities at value+	65,748	98,431	679,873	827,918	201,377	691,255	91,416	78,506
Investments at Value	66,056	98,771	680,941	828,527	201,716	706,285	93,096	80,354
Cash	—	—	—	—	—	94	—	11
Restricted cash	—	—	—	—	—	864	101	101
Investment securities sold receivable	91	60	431	890	61	—	—	—
Dividends and interest receivable	—*	1	1	1	—*	21	2	2
Capital shares sold receivable	3	—*	—*	1	—*	1	89	—
Variation margin receivable	—	—	—	—	—	—	11	—
Prepaid and other assets	1	1	9	11	3	8	1	1
Total Assets	66,151	98,833	681,382	829,430	201,780	707,273	93,300	80,469
LIABILITIES								
Capital shares redeemed payable	4	8	1,387	432	23	93	8	11
Independent Trustees and Chief Compliance Officer fees payable	7	9	64	76	20	20	3	3
Shareholder servicing payable	—*	—*	1	1	1	1	—*	—*
Investment management fee payable	—	—	—	—	—	4	1	1
Accounting services fee payable	2	2	10	12	4	10	2	2
Variation margin payable	—	—	—	—	—	52	6	6
Other liabilities	—*	1	1	2	1	1	—*	—*
Total Liabilities	13	20	1,463	523	49	181	20	23
Total Net Assets	$ 66,138	$ 98,813	$679,919	$828,907	$ 201,731	$707,092	$93,280	$80,446
NET ASSETS								
Capital paid in (shares authorized – unlimited)	$ 60,762	$92,290	$ 618,549	$ 747,543	$ 185,983	$ 653,466	$ 87,189	$ 75,350
Accumulated earnings gain	5,376	6,523	61,370	81,364	15,748	53,626	6,091	5,096
Total Net Assets	$ 66,138	$ 98,813	$679,919	$828,907	$ 201,731	$707,092	$93,280	$80,446
CAPITAL SHARES OUTSTANDING:								
Class II	13,219	19,173	130,889	155,793	38,657	121,166	16,575	14,409
NET ASSET VALUE PER SHARE:								
Class II	$ 5.00	$ 5.15	$ 5.19	$ 5.32	$ 5.22	$ 5.84	$ 5.63	$ 5.58
+COST								
Investments in unaffiliated securities at cost	$ 308	$ 340	$ 1,068	$ 609	$ 339	$ 15,030	$ 1,680	$ 1,848
Investments in affiliated securities at cost	69,098	99,828	697,919	856,135	205,679	698,185	94,996	79,430

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2019

(In thousands, except per share amounts)	Government Money Market
ASSETS	
Investments in unaffiliated securities at value+	$183,662
Investments at Value	183,662
Dividends and interest receivable	291
Capital shares sold receivable	443
Prepaid and other assets	1
Total Assets	184,397
LIABILITIES	
Capital shares redeemed payable	81
Distributions payable	236
Independent Trustees and Chief Compliance Officer fees payable	49
Shareholder servicing payable	—*
Investment management fee payable	2
Accounting services fee payable	5
Other liabilities	1
Total Liabilities	374
Total Net Assets	$184,023
NET ASSETS	
Capital paid in (shares authorized – unlimited)	$184,023
Accumulated earnings loss	—*
Total Net Assets	$184,023
CAPITAL SHARES OUTSTANDING:	
Class II	184,027
NET ASSET VALUE PER SHARE:	
Class II	$ 1.00
+COST	
Investments in unaffiliated securities at cost	$183,662

Not shown due to rounding.

FOR THE YEAR ENDED DECEMBER 31, 2019

(In thousands)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate – Managed Volatility	Pathfinder Moderately Aggressive – Managed Volatility	Pathfinder Moderately Conservative – Managed Volatility
INVESTMENT INCOME								
Dividends from affiliated securities	$ 954	$ 1,742	$ 11,677	$ 13,653	$ 3,591	$ 10,409	$ 1,399	$ 1,296
Interest and amortization from unaffiliated securities	14	14	23	20	11	400	53	49
Total Investment Income	968	1,756	11,700	13,673	3,602	10,809	1,452	1,345
EXPENSES								
Investment management fee	—	—	—	—	—	1,283	182	157
Shareholder servicing:								
Class II	3	1	19	22	7	16	4	3
Custodian fees	2	3	3	3	2	4	2	2
Independent Trustees and Chief Compliance Officer fees	4	5	40	48	12	34	5	4
Insurance fees	2	3	22	27	6	18	3	2
Printing fees	3	4	12	13	5	11	2	2
Accounting services fee	24	28	119	147	53	115	27	26
Professional fees	22	23	32	34	24	32	24	16
Other	1	2	1	3	2	3	—*	—*
Total Expenses	61	69	248	297	111	1,516	249	212
Net Investment Income	907	1,687	11,452	13,376	3,491	9,293	1,203	1,133
REALIZED AND UNREALIZED GAIN (LOSS)								
Net realized gain (loss) on:								
Investments in unaffiliated securities	—	—	—	—	—	—*	—	—
Investments in affiliated securities	565	607	6,327	9,259	1,465	2,198	576	319
Distributions of realized capital gains from affiliated securities	7,303	5,714	61,790	87,104	15,193	55,095	8,928	5,487
Futures contracts	—	—	—	—	—	(4,638)	(727)	(712)
Net change in unrealized appreciation (depreciation) on:								
Investments in unaffiliated securities	—	—	—	—	—	—*	—	—
Investments in affiliated securities	4,449	5,418	44,037	55,859	12,370	44,308	6,103	4,722
Futures contracts	—	—	—	—	—	(1,341)	(278)	(185)
Net Realized and Unrealized Gain	12,317	11,739	112,154	152,222	29,028	95,622	14,602	9,631
Net Increase in Net Assets Resulting from Operations	$13,224	$13,426	$123,606	$165,598	$ 32,519	$104,915	$15,805	$10,764

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED DECEMBER 31, 2019

(In thousands)	Government Money Market
INVESTMENT INCOME	
Interest and amortization from unaffiliated securities	$4,837
Total Investment Income	4,837
EXPENSES	
Investment management fee	758
Shareholder servicing:	
Class II	7
Custodian fees	8
Independent Trustees and Chief Compliance Officer fees	15
Accounting services fee	82
Professional fees	23
Other	7
Total Expenses	900
Net Investment Income	3,937
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	—*
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	—
Net Realized and Unrealized Gain	—*
Net Increase in Net Assets Resulting from Operations	$3,937

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive		Pathfinder Conservative		Pathfinder Moderate	
	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 907	$ 1,760	$ 1,687	$ 1,986	$ 11,452	$ 18,492
Net realized gain on investments	7,868	5,579	6,321	4,848	68,117	57,056
Net change in unrealized appreciation (depreciation)	4,449	(9,373)	5,418	(8,469)	44,037	(101,333)
Net Increase (Decrease) in Net Assets Resulting from Operations	13,224	(2,034)	13,426	(1,635)	123,606	(25,785)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class II	(7,374)	(5,067)	(6,905)	(4,722)	(75,615)	(48,519)
Total Distributions to Shareholders	(7,374)	(5,067)	(6,905)	(4,722)	(75,615)	(48,519)
Capital Share Transactions	1,498	(9,874)	(1,287)	(8,982)	(70,658)	(100,492)
Net Increase (Decrease) in Net Assets	7,348	(16,975)	5,234	(15,339)	(22,667)	(174,796)
Net Assets, Beginning of Period	58,790	75,765	93,579	108,918	702,586	877,382
Net Assets, End of Period	$ 66,138	$ 58,790	$ 98,813	$ 93,579	$ 679,919	$702,586

(In thousands)	Pathfinder Moderately Aggressive		Pathfinder Moderately Conservative		Pathfinder Moderate – Managed Volatility	
	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 13,376	$ 23,303	$ 3,491	$ 4,888	$ 9,293	$ 12,479
Net realized gain on investments	96,363	79,227	16,658	13,480	52,655	30,590
Net change in unrealized appreciation (depreciation)	55,859	(139,803)	12,370	(23,345)	42,967	(68,891)
Net Increase (Decrease) in Net Assets Resulting from Operations	165,598	(37,273)	32,519	(4,977)	104,915	(25,822)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class II	(102,589)	(65,728)	(18,438)	(12,955)	(43,825)	(24,303)
Total Distributions to Shareholders	(102,589)	(65,728)	(18,438)	(12,955)	(43,825)	(24,303)
Capital Share Transactions	(72,019)	(111,539)	(17,598)	(28,163)	40,173	56,327
Net Increase (Decrease) in Net Assets	(9,010)	(214,540)	(3,517)	(46,095)	101,263	6,202
Net Assets, Beginning of Period	837,917	1,052,457	205,248	251,343	605,829	599,627
Net Assets, End of Period	$828,907	$ 837,917	$ 201,731	$205,248	$707,092	$605,829

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Moderately Aggressive – Managed Volatility		Pathfinder Moderately Conservative – Managed Volatility		Government Money Market	
	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18	Year ended 12-31-19	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,203	$ 1,880	$ 1,133	$ 1,340	$ 3,937	$ 4,342
Net realized gain on investments	8,777	5,456	5,094	3,446	—*	38
Net change in unrealized appreciation (depreciation)	5,825	(11,434)	4,537	(6,965)	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	15,805	(4,098)	10,764	(2,179)	3,937	4,380
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class II	(7,558)	(4,062)	(4,908)	(2,876)	(3,964)	(4,344)
Total Distributions to Shareholders	(7,558)	(4,062)	(4,908)	(2,876)	(3,964)	(4,344)
Capital Share Transactions	1,066	(176)	1,754	3,753	(54,886)	(78,127)
Net Increase (Decrease) in Net Assets	9,313	(8,336)	7,610	(1,302)	(54,913)	(78,091)
Net Assets, Beginning of Period	83,967	92,303	72,836	74,138	238,936	317,027
Net Assets, End of Period	$93,280	$83,967	$80,446	$72,836	$184,023	$238,936

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

This page intentionally left blank.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Aggressive							
Class II Shares							
Year ended 12-31-2019	$4.60	$0.07	$ 0.92	$ 0.99	$ (0.14)	$(0.45)	$(0.59)
Year ended 12-31-2018	5.16	0.13	(0.32)	(0.19)	(0.09)	(0.28)	(0.37)
Year ended 12-31-2017	4.68	0.08	0.80	0.88	(0.05)	(0.35)	(0.40)
Year ended 12-31-2016	5.05	0.04	0.15	0.19	(0.07)	(0.49)	(0.56)
Year ended 12-31-2015	5.73	0.07	(0.01)	0.06	(0.16)	(0.58)	(0.74)
Pathfinder Conservative							
Class II Shares							
Year ended 12-31-2019	4.83	0.09	0.59	0.68	(0.10)	(0.26)	(0.36)
Year ended 12-31-2018	5.16	0.10	(0.20)	(0.10)	(0.06)	(0.17)	(0.23)
Year ended 12-31-2017	4.90	0.05	0.46	0.51	(0.04)	(0.21)	(0.25)
Year ended 12-31-2016	5.15	0.04	0.09	0.13	(0.06)	(0.32)	(0.38)
Year ended 12-31-2015	5.54	0.06	(0.03)	0.03	(0.06)	(0.36)	(0.42)
Pathfinder Moderate							
Class II Shares							
Year ended 12-31-2019	4.89	0.08	0.79	0.87	(0.14)	(0.43)	(0.57)
Year ended 12-31-2018	5.40	0.12	(0.31)	(0.19)	(0.08)	(0.24)	(0.32)
Year ended 12-31-2017	5.02	0.07	0.64	0.71	(0.04)	(0.29)	(0.33)
Year ended 12-31-2016	5.34	0.04	0.13	0.17	(0.07)	(0.42)	(0.49)
Year ended 12-31-2015	5.87	0.07	(0.02)	0.05	(0.10)	(0.48)	(0.58)
Pathfinder Moderately Aggressive							
Class II Shares							
Year ended 12-31-2019	4.98	0.08	0.92	1.00	(0.15)	(0.51)	(0.66)
Year ended 12-31-2018	5.59	0.13	(0.37)	(0.24)	(0.10)	(0.27)	(0.37)
Year ended 12-31-2017	5.14	0.09	0.74	0.83	(0.05)	(0.33)	(0.38)
Year ended 12-31-2016	5.50	0.04	0.17	0.21	(0.09)	(0.48)	(0.57)
Year ended 12-31-2015	6.14	0.09	(0.06)	0.03	(0.14)	(0.53)	(0.67)
Pathfinder Moderately Conservative							
Class II Shares							
Year ended 12-31-2019	4.90	0.08	0.70	0.78	(0.12)	(0.34)	(0.46)
Year ended 12-31-2018	5.32	0.11	(0.24)	(0.13)	(0.07)	(0.22)	(0.29)
Year ended 12-31-2017	4.99	0.06	0.56	0.62	(0.04)	(0.25)	(0.29)
Year ended 12-31-2016	5.30	0.04	0.10	0.14	(0.07)	(0.38)	(0.45)
Year ended 12-31-2015	5.80	0.07	(0.03)	0.04	(0.09)	(0.45)	(0.54)

(1)Based on average weekly shares outstanding.

(2)Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Does not include expenses of underlying Ivy VIP Portfolios in which the Portfolio invests.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets[3]	Ratio of Net Investment Income to Average Net Assets[3]	Portfolio Turnover Rate
Pathfinder Aggressive						
Class II Shares						
Year ended 12-31-2019	$5.00	23.24%	$ 66	0.09%	1.41%	18%
Year ended 12-31-2018	4.60	-4.27	59	0.09	2.49	51
Year ended 12-31-2017	5.16	19.83	76	0.07	1.68	20
Year ended 12-31-2016	4.68	4.80	75	0.08	0.88	23
Year ended 12-31-2015	5.05	0.34	85	0.07	1.36	13
Pathfinder Conservative						
Class II Shares						
Year ended 12-31-2019	5.15	14.66	99	0.07	1.71	31
Year ended 12-31-2018	4.83	-1.93	94	0.07	1.89	39
Year ended 12-31-2017	5.16	10.51	109	0.06	1.06	30
Year ended 12-31-2016	4.90	2.84	114	0.07	0.71	26
Year ended 12-31-2015	5.15	0.45	117	0.06	1.09	17
Pathfinder Moderate						
Class II Shares						
Year ended 12-31-2019	5.19	19.05	680	0.04	1.62	17
Year ended 12-31-2018	4.89	-3.90	703	0.03	2.26	36
Year ended 12-31-2017	5.40	14.70	877	0.03	1.30	22
Year ended 12-31-2016	5.02	3.65	860	0.03	0.78	19
Year ended 12-31-2015	5.34	0.32	893	0.03	1.22	13
Pathfinder Moderately Aggressive						
Class II Shares						
Year ended 12-31-2019	5.32	21.40	829	0.03	1.56	19
Year ended 12-31-2018	4.98	-4.71	838	0.03	2.35	39
Year ended 12-31-2017	5.59	16.72	1,052	0.03	1.66	20
Year ended 12-31-2016	5.14	4.52	1,020	0.04	0.85	17
Year ended 12-31-2015	5.50	0.06	1,054	0.03	1.50	12
Pathfinder Moderately Conservative						
Class II Shares						
Year ended 12-31-2019	5.22	16.85	202	0.05	1.67	18
Year ended 12-31-2018	4.90	-2.67	205	0.05	2.07	34
Year ended 12-31-2017	5.32	12.77	251	0.05	1.22	24
Year ended 12-31-2016	4.99	3.10	261	0.05	0.80	16
Year ended 12-31-2015	5.30	0.33	272	0.04	1.20	16

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Moderate – Managed Volatility							
Class II Shares							
Year ended 12-31-2019	$5.33	$0.08	$ 0.82	$ 0.90	$ (0.11)	$(0.28)	$(0.39)
Year ended 12-31-2018	5.78	0.11	(0.33)	(0.22)	(0.06)	(0.17)	(0.23)
Year ended 12-31-2017	5.25	0.06	0.65	0.71	(0.03)	(0.15)	(0.18)
Year ended 12-31-2016	5.37	0.03	0.06	0.09	(0.03)	(0.18)	(0.21)
Year ended 12-31-2015	5.39	0.05	(0.07)	(0.02)	—	—	—
Pathfinder Moderately Aggressive – Managed Volatility							
Class II Shares							
Year ended 12-31-2019	5.15	0.07	0.88	0.95	(0.12)	(0.35)	(0.47)
Year ended 12-31-2018	5.66	0.11	(0.37)	(0.26)	(0.07)	(0.18)	(0.25)
Year ended 12-31-2017	5.06	0.07	0.71	0.78	(0.02)	(0.16)	(0.18)
Year ended 12-31-2016	5.25	0.03	0.09	0.12	(0.05)	(0.26)	(0.31)
Year ended 12-31-2015	5.29	0.06	(0.10)	(0.04)	—	—	—
Pathfinder Moderately Conservative – Managed Volatility							
Class II Shares							
Year ended 12-31-2019	5.19	0.08	0.66	0.74	(0.10)	(0.25)	(0.35)
Year ended 12-31-2018	5.55	0.10	(0.24)	(0.14)	(0.05)	(0.17)	(0.22)
Year ended 12-31-2017	5.10	0.05	0.53	0.58	(0.02)	(0.11)	(0.13)
Year ended 12-31-2016	5.23	0.02	0.04	0.06	(0.03)	(0.16)	(0.19)
Year ended 12-31-2015	5.27	0.04	(0.07)	(0.03)	—	(0.01)	(0.01)
Government Money Market							
Class II Shares							
Year ended 12-31-2019	1.00	0.02	0.00*	0.02	(0.02)	—*	(0.02)
Year ended 12-31-2018	1.00	0.02	0.00*	0.02	(0.02)	—*	(0.02)
Year ended 12-31-2017	1.00	0.01	0.00*	0.01	(0.01)	—*	(0.01)
Year ended 12-31-2016	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 12-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Pathfinder Moderate – Managed Volatility								
Class II Shares								
Year ended 12-31-2019	$5.84	17.32%	$ 707	0.23%[4]	1.39%[4]	—%	—%	9%
Year ended 12-31-2018	5.33	-4.00	606	0.23[4]	2.00[4]	—	—	28
Year ended 12-31-2017	5.78	13.80	600	0.23[4]	1.07[4]	—	—	21
Year ended 12-31-2016	5.25	1.81	511	0.24[4]	0.55[4]	—	—	14
Year ended 12-31-2015	5.37	-0.43	396	0.24[4]	0.88[4]	—	—	7
Pathfinder Moderately Aggressive – Managed Volatility								
Class II Shares								
Year ended 12-31-2019	5.63	19.29	93	0.27[4]	1.32[4]	—	—	16
Year ended 12-31-2018	5.15	-4.75	84	0.27[4]	2.04[4]	—	—	37
Year ended 12-31-2017	5.66	15.70	92	0.27[4]	1.38[4]	—	—	19
Year ended 12-31-2016	5.06	2.36	78	0.31[4]	0.56[4]	—	—	12
Year ended 12-31-2015	5.25	-0.71	67	0.30[4]	1.13[4]	—	—	7
Pathfinder Moderately Conservative – Managed Volatility								
Class II Shares								
Year ended 12-31-2019	5.58	14.89	80	0.27[4]	1.45[4]	—	—	14
Year ended 12-31-2018	5.19	-2.90	73	0.29[4]	1.79[4]	—	—	28
Year ended 12-31-2017	5.55	11.84	74	0.27[4]	0.96[4]	—	—	26
Year ended 12-31-2016	5.10	1.21	67	0.30[4]	0.49[4]	—	—	11
Year ended 12-31-2015	5.23	-0.52	54	0.30[4]	0.78[4]	—	—	9
Government Money Market								
Class II Shares								
Year ended 12-31-2019	1.00	1.83	184	0.42	1.82	—	—	—
Year ended 12-31-2018	1.00	1.53	239	0.40	1.49	—	—	—
Year ended 12-31-2017	1.00	0.59	317	0.41	0.56	0.42	0.55	—
Year ended 12-31-2016	1.00	0.13	414	0.45	0.13	0.46	0.12	—
Year ended 12-31-2015	1.00	0.02	539	0.20	0.02	0.45	-0.23	—

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the "Pathfinder Portfolios"), Pathfinder Moderate – Managed Volatility, Pathfinder Moderately Aggressive – Managed Volatility and Pathfinder Moderately Conservative – Managed Volatility (collectively, the "Managed Volatility Portfolios") and Government Money Market (each, a "Portfolio") are nine series of the Trust and are the only series of the Trust included in the financial statements. The assets belonging to Government Money Market are held separately by the custodian. The assets belonging to each Pathfinder Portfolio and Managed Volatility Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Ivy Investment Management Company ("IICO").

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain. Income or short-term capital gain distributions received from registered investment companies, if any, are recorded as dividend income. Long-term capital gain distributions received from registered investment companies, if any, are recorded as realized gains.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Portfolio will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. Because each Pathfinder Portfolio and Managed Volatility Portfolio invests substantially all of its assets in Ivy Variable Insurance Portfolios mutual funds ("Underlying Funds"), the risks associated with investing in the Portfolios are closely related to the risks associated with the securities and other investments held by the Underlying Funds.

In the normal course of business, Government Money Market and the Underlying Funds may invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by Government Money Market and the Underlying Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Underlying Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, Government Money Market and the Underlying Funds may be exposed to counterparty credit risk, or the risk that an entity with which Government Money Market or the Underlying Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. Government Money Market and the Underlying Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Underlying Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties.

Certain Underlying Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Underlying Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Underlying Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument.

If an Underlying Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Underlying Funds, or, in the case of hedging positions, that the Underlying Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by a Portfolio or Underlying Fund in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact an Underlying Fund's investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by an Underlying Fund, or (iii) reduced effectiveness of related Underlying Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, Management will be evaluating the impacts of these changes.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Investments in affiliated mutual funds within the Ivy Variable Insurance Portfolios family are valued at their Net Asset Value ("NAV") as reported by the Underlying Funds. Investments in Government Money Market are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Portfolios (with the exception of Government Money Market) are valued based on quotes that are obtained from an independent pricing service approved by the Board.

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. For purposes of calculating the NAV, the portfolio securities are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Derivative Instruments. Exchange-traded futures contracts are generally valued at the settlement price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Investments in registered open-end investment management companies will be valued based upon the NAV of such investments and are categorized as Level 1 of the fair value hierarchy.

Short-term Investments. Short-term investments having a maturity of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board. These investments are categorized as Level 2 of the fair value hierarchy.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations.

Futures Contracts. Each Managed Volatility Portfolio is authorized to engage in buying and selling futures contracts. Upon entering into a futures contract, a Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options on futures contracts may also be purchased or sold by a Portfolio.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility and Pathfinder Moderately Conservative — Managed Volatility invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in the value of equity securities (equity risk).

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of December 31, 2019:

Portfolio	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Pathfinder Moderate – Managed Volatility	Equity		$—	Unrealized depreciation on futures contracts*	$579
Pathfinder Moderately Aggressive – Managed Volatility	Equity		—	Unrealized depreciation on futures contracts*	67
Pathfinder Moderately Conservative – Managed Volatility	Equity		—	Unrealized depreciation on futures contracts*	67

The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of December 31, 2019.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended December 31, 2019:

Portfolio	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$—	$—	$(4,638)	$—	$—	$(4,638)
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	(727)	—	—	(727)
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	(712)	—	—	(712)

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended December 31, 2019:

Portfolio	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$—	$—	$(1,341)	$—	$—	$(1,341)
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	(278)	—	—	(278)
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	(185)	—	—	(185)

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended December 31, 2019, the average derivative volume was as follows:

Portfolio	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Pathfinder Moderate – Managed Volatility	$	$—	$19,745	$—	$—	$—
Pathfinder Moderately Aggressive – Managed Volatility	—	—	3,224	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—	3,016	—	—	—

(1)Average absolute value of unrealized appreciation/depreciation during the period.
(2)Average value outstanding during the period.
(3)Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO serves as each Portfolio's investment adviser. The management fee is accrued daily by Government Money Market at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $1,000M	Over $1,000M
Government Money Market	0.350%	0.300%

Each Managed Volatility Portfolio pays a management fee to IICO for providing investment advice and supervising its investments at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	Over $1,000M
Pathfinder Moderate – Managed Volatility	0.200%	0.170%	0.150%
Pathfinder Moderately Aggressive – Managed Volatility	0.200	0.170	0.150
Pathfinder Moderately Conservative – Managed Volatility	0.200	0.170	0.150

IICO uses all of the management fee it receives from the Managed Volatility Portfolios to pay Securian Asset Management Inc. ("Securian"). Accordingly, Securian receives a fee based on the average daily net assets of the Managed Volatility Portfolios.

The Pathfinder Portfolios pay no management fees; however, IICO receives management fees from the underlying funds.

IICO has entered into Subadvisory Agreements with the following entity on behalf of certain Portfolios:

Securian serves as subadvisor to the Managed Volatility Portfolios. The subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all applicable costs of the subadvisor.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"). Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services Government Money Market pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Under the Accounting Services Agreement, each Pathfinder Portfolio and Managed Volatility Portfolio pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.75	$11.55	$17.75	$24.20	$31.60	$41.25	$48.15	$60.80	$74.25

Each Portfolio also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 6) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended December 31, 2019.

7. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended December 31, 2019 follows:

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-19 Share Balance	12-31-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Aggressive								
Ivy VIP Core Equity, Class II	655	$ 1,736	$ 1,208	$ 878	$ 52	700	$ 8,842	$1,238
Ivy VIP Corporate Bond, Class II . . .	1,078	843	949	33	161	1,053	5,896	469
Ivy VIP Global Equity Income, Class II	1,006	2,716	1,158	1,984	213	1,307	7,851	(641)
Ivy VIP Growth, Class II	658	2,621	1,294	2,123	46	790	8,952	376
Ivy VIP High Income, Class I	177	105	416	(24)	43	93	323	41
Ivy VIP International Core Equity, Class II	706	2,256	1,617	942	219	749	11,721	729
Ivy VIP Limited-Term Bond, Class II	1,263	465	2,050	64	105	929	4,595	73
Ivy VIP Mid Cap Growth, Class I	444	1,526	750	1,152	—	500	6,379	673
Ivy VIP Small Cap Core, Class II	51	243	119	100	51	60	828	16
Ivy VIP Small Cap Growth, Class I . .	182	338	253	137	—	190	1,671	189
Ivy VIP Value, Class II	1,236	1,513	1,139	479	64	1,293	8,690	1,286
				$7,868	$954		$65,748	$4,449

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-19 Share Balance	12-31-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Conservative								
Ivy VIP Core Equity, Class II	613	$2,350	$ 1,743	$ 854	$ 49	662	$ 8,365	$1,139
Ivy VIP Corporate Bond, Class II . . .	2,898	5,886	3,336	121	430	3,334	18,661	1,234
Ivy VIP Global Equity Income, Class II	523	1,676	976	1,034	110	662	3,977	(330)
Ivy VIP Government Money Market, Class II	17,079	2,392	10,833	1	288	8,639	8,639	—
Ivy VIP Growth, Class II	615	2,946	1,584	2,039	44	748	8,472	336
Ivy VIP High Income, Class I	692	501	1,427	(14)	167	424	1,474	86
Ivy VIP International Core Equity, Class II	367	1,511	1,323	515	113	379	5,937	363
Ivy VIP Limited-Term Bond, Class II	4,731	7,923	4,947	111	433	5,311	26,285	430
Ivy VIP Mid Cap Growth, Class I	415	2,338	997	1,085	—	519	6,620	671
Ivy VIP Small Cap Core, Class II	48	251	758	(25)	48	19	254	118
Ivy VIP Small Cap Growth, Class I . .	170	393	349	133	—	173	1,524	174
Ivy VIP Value, Class II	1,157	2,017	1,572	467	60	1,223	8,223	1,197
				$ 6,321	$1,742		$ 98,431	$5,418

See footnotes on page 45.

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-19 Share Balance	12-31-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderate								
Ivy VIP Core Equity, Class II	6,268	$ 11,978	$16,063	$ 8,019	$ 469	5,919	$ 74,751	$ 11,131
Ivy VIP Corporate Bond, Class II . . .	16,128	23,507	17,993	793	2,265	16,921	94,712	6,421
Ivy VIP Global Equity Income, Class II	8,026	17,004	12,975	14,922	1,598	9,073	54,513	(4,829)
Ivy VIP Government Money Market, Class II	58,192	910	22,796	4	906	36,306	36,306	—
Ivy VIP Growth, Class II	6,290	18,880	15,585	19,730	418	6,683	75,699	3,086
Ivy VIP High Income, Class I	3,714	1,208	7,753	(481)	849	1,934	6,732	853
Ivy VIP International Core Equity, Class II	5,635	11,538	18,153	7,274	1,644	5,199	81,384	5,396
Ivy VIP Limited-Term Bond, Class II	28,715	9,731	43,431	966	2,485	21,675	107,267	2,112
Ivy VIP Mid Cap Growth, Class I . . .	4,246	12,389	9,627	10,805	—	4,382	55,941	6,025
Ivy VIP Small Cap Core, Class II . . .	487	1,541	3,363	588	463	378	5,183	428
Ivy VIP Small Cap Growth, Class I	1,738	2,001	3,237	1,214	—	1,583	13,931	1,809
Ivy VIP Value, Class II	11,831	8,950	14,386	4,283	580	10,925	73,454	11,605
				$ 68,117	$11,677		$679,873	$44,037

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-19 Share Balance	12-31-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderately Aggressive								
Ivy VIP Core Equity, Class II	8,468	$ 15,623	$20,953	$ 10,845	$ 638	8,015	$ 101,226	$15,086
Ivy VIP Corporate Bond, Class II . . .	18,935	14,889	20,740	1,044	2,680	17,635	98,711	7,375
Ivy VIP Global Equity Income, Class II	12,046	25,711	18,485	22,711	2,417	13,761	82,676	(7,565)
Ivy VIP Government Money Market, Class II	26,203	15,555	11,614	1	378	30,144	30,144	—
Ivy VIP Growth, Class II	8,499	25,802	21,064	26,772	566	9,050	102,502	4,095
Ivy VIP High Income, Class I	3,186	1,132	6,368	(387)	734	1,762	6,132	711
Ivy VIP International Core Equity, Class II	8,457	17,701	26,677	10,555	2,485	7,885	123,429	8,438
Ivy VIP Limited-Term Bond, Class II	26,766	10,167	59,157	1,299	2,334	16,567	81,987	1,545
Ivy VIP Mid Cap Growth, Class I	5,737	15,411	12,915	14,671	—	5,817	74,252	8,045
Ivy VIP Small Cap Core, Class II	658	2,080	2,775	1,235	631	611	8,375	186
Ivy VIP Small Cap Growth, Class I . .	2,348	2,773	4,261	1,653	—	2,160	19,011	2,450
Ivy VIP Value, Class II	15,983	12,382	19,295	5,964	790	14,795	99,473	15,493
				$96,363	$13,653		$827,918	$55,859

See footnotes on page 45.

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-19 Share Balance	12-31-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderately Conservative								
Ivy VIP Core Equity, Class II	1,587	$3,544	$3,896	$2,096	$ 121	1,555	$19,638	$2,850
Ivy VIP Corporate Bond, Class II	5,496	7,270	5,637	226	785	5,737	32,110	2,265
Ivy VIP Global Equity Income, Class II	1,742	3,968	2,757	3,293	353	2,023	12,156	(1,059)
Ivy VIP Government Money Market, Class II	27,363	835	14,001	2	441	14,197	14,197	—
Ivy VIP Growth, Class II	1,592	5,184	3,677	5,063	109	1,756	19,888	832
Ivy VIP High Income, Class I	1,382	489	2,839	(92)	322	719	2,500	229
Ivy VIP International Core Equity, Class II	1,223	2,814	3,789	1,603	363	1,159	18,149	1,196
Ivy VIP Limited-Term Bond, Class II	9,402	6,020	8,572	230	828	8,835	43,724	810
Ivy VIP Mid Cap Growth, Class I	1,075	3,766	2,251	2,744	—	1,180	15,062	1,610
Ivy VIP Small Cap Core, Class II	123	427	1,256	56	119	75	1,029	194
Ivy VIP Small Cap Growth, Class I . . .	440	564	782	314	—	412	3,624	460
Ivy VIP Value, Class II	2,996	2,748	3,467	1,123	150	2,870	19,300	2,983
				$16,658	$3,591		$201,377	$12,370

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-19 Share Balance	12-31-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderate – Managed Volatility								
Ivy VIP Core Equity, Class II	5,262	$11,193	$2,713	$6,810	$ 417	6,012	$75,930	$10,605
Ivy VIP Corporate Bond, Class II	13,521	23,131	2,683	132	2,015	17,189	96,210	6,363
Ivy VIP Global Equity Income, Class II	6,737	15,328	2,289	13,286	1,423	9,228	55,446	(4,017)
Ivy VIP Government Money Market, Class II	48,794	1,034	12,833	3	822	36,995	36,995	—
Ivy VIP Growth, Class II	5,279	17,132	2,324	16,670	372	6,789	76,894	3,909
Ivy VIP High Income, Class I	3,115	1,115	5,236	(258)	756	1,976	6,879	580
Ivy VIP International Core Equity, Class II	4,730	10,437	2,323	6,206	1,463	5,288	82,775	5,331
Ivy VIP Limited-Term Bond, Class II	24,077	9,009	18,328	649	2,212	22,074	109,238	2,129
Ivy VIP Mid Cap Growth, Class I	3,566	11,551	1,120	8,292	—	4,450	56,810	6,780
Ivy VIP Small Cap Core, Class II	409	1,383	1,735	786	412	385	5,279	106
Ivy VIP Small Cap Growth, Class I . . .	1,460	1,984	618	1,090	—	1,608	14,154	1,569
Ivy VIP Value, Class II	9,935	8,325	1,135	3,627	517	11,102	74,645	10,953
				$57,293	$10,409		$691,255	$44,308

See footnotes on page 45.

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-19 Share Balance	12-31-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderately Aggressive – Managed Volatility								
Ivy VIP Core Equity, Class II	829	$1,699	$1,074	$1,081	$ 65	884	$ 11,170	$1,585
Ivy VIP Corporate Bond, Class II	1,853	1,655	1,068	68	275	1,947	10,897	798
Ivy VIP Global Equity Income, Class II	1,180	2,693	964	2,288	247	1,520	9,131	(726)
Ivy VIP Government Money Market, Class II	2,565	1,689	932	—*	39	3,321	3,321	—
Ivy VIP Growth, Class II	832	2,737	1,127	2,628	58	999	11,311	528
Ivy VIP High Income, Class I	312	124	553	(33)	75	195	680	65
Ivy VIP International Core Equity, Class II	828	1,911	1,285	1,084	255	871	13,631	867
Ivy VIP Limited-Term Bond, Class II . .	2,620	1,126	4,852	157	239	1,835	9,079	136
Ivy VIP Mid Cap Growth, Class I	562	1,656	657	1,356	—	642	8,193	953
Ivy VIP Small Cap Core, Class II	64	220	181	125	65	67	925	17
Ivy VIP Small Cap Growth, Class I . . .	230	315	229	166	—	238	2,098	245
Ivy VIP Value, Class II	1,566	1,350	907	584	81	1,633	10,980	1,635
				$9,504	$1,399		$ 91,416	$6,103

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-19 Share Balance	12-31-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderately Conservative – Managed Volatility								
Ivy VIP Core Equity, Class II	550	$1,244	$ 598	$ 737	$ 44	606	$ 7,649	$1,064
Ivy VIP Corporate Bond, Class II	1,901	2,677	782	43	283	2,234	12,506	855
Ivy VIP Global Equity Income, Class II	603	1,400	432	1,201	127	789	4,740	(386)
Ivy VIP Government Money Market, Class II	9,464	244	4,148	1	160	5,560	5,560	—
Ivy VIP Growth, Class II	551	1,831	525	1,771	39	684	7,747	364
Ivy VIP High Income, Class I	478	166	848	(15)	116	282	980	63
Ivy VIP International Core Equity, Class II	424	961	540	568	131	452	7,076	448
Ivy VIP Limited-Term Bond, Class II	3,252	2,105	1,123	34	299	3,445	17,048	341
Ivy VIP Mid Cap Growth, Class I	373	1,350	281	912	—	460	5,866	660
Ivy VIP Small Cap Core, Class II	43	148	371	40	43	29	403	48
Ivy VIP Small Cap Growth, Class I . . .	153	203	124	116	—	160	1,412	161
Ivy VIP Value, Class II	1,038	948	435	398	54	1,118	7,519	1,104
				$5,806	$1,296		$78,506	$4,722

*Not shown due to rounding.
(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

8. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended December 31, 2019, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Pathfinder Aggressive	$—	$ 14,362	$—	$ 11,518
Pathfinder Conservative	—	30,184	—	30,452
Pathfinder Moderate	—	119,637	—	191,689
Pathfinder Moderately Aggressive	—	159,226	—	233,563
Pathfinder Moderately Conservative	—	37,629	—	54,389
Pathfinder Moderate – Managed Volatility	—	111,622	—	55,535
Pathfinder Moderately Aggressive – Managed Volatility	—	17,175	—	14,405
Pathfinder Moderately Conservative – Managed Volatility	—	13,277	—	10,526
Government Money Market	—	—	—	—

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Pathfinder Aggressive				Pathfinder Conservative			
	Year ended 12-31-19		Year ended 12-31-18		Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	904	$ 4,399	671	$ 3,490	2,758	$ 13,757	1,999	$ 10,202
Shares issued in reinvestment of distributions to shareholders:								
Class II	1,655	7,374	1,005	5,067	1,443	6,905	942	4,722
Shares redeemed:								
Class II	(2,113)	(10,275)	(3,579)	(18,431)	(4,383)	(21,949)	(4,701)	(23,906)
Net increase (decrease)	446	$ 1,498	(1,903)	$ (9,874)	(182)	$ (1,287)	(1,760)	$ (8,982)

	Pathfinder Moderate				Pathfinder Moderately Aggressive			
	Year ended 12-31-19		Year ended 12-31-18		Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	183	$ 932	702	$ 3,722	411	$ 2,138	1,237	$ 6,817
Shares issued in reinvestment of distributions to shareholders:								
Class II	16,016	75,614	9,296	48,519	21,454	102,589	12,169	65,728
Shares redeemed:								
Class II	(29,129)	(147,204)	(28,797)	(152,733)	(34,231)	(176,746)	(33,636)	(184,084)
Net decrease	(12,930)	$(70,658)	(18,799)	$(100,492)	(12,366)	$ (72,019)	(20,230)	$ (111,539)

	Pathfinder Moderately Conservative				Pathfinder Moderate – Managed Volatility			
	Year ended 12-31-19		Year ended 12-31-18		Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	617	$ 3,094	448	$ 2,338	5,714	$32,066	10,060	$ 57,624
Shares issued in reinvestment of distributions to shareholders:								
Class II	3,846	18,438	2,514	12,955	8,200	43,825	4,281	24,303
Shares redeemed:								
Class II	(7,714)	(39,130)	(8,312)	(43,456)	(6,337)	(35,718)	(4,470)	(25,600)
Net increase (decrease)	(3,251)	$ (17,598)	(5,350)	$(28,163)	7,577	$ 40,173	9,871	$ 56,327

	Pathfinder Moderately Aggressive – Managed Volatility				Pathfinder Moderately Conservative – Managed Volatility			
	Year ended 12-31-19		Year ended 12-31-18		Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	915	$ 4,945	1,170	$ 6,562	1,302	$ 7,038	1,486	$ 8,146
Shares issued in reinvestment of distributions to shareholders:								
Class II	1,483	7,558	731	4,062	950	4,908	529	2,876
Shares redeemed:								
Class II	(2,123)	(11,437)	(1,923)	(10,800)	(1,885)	(10,192)	(1,321)	(7,269)
Net increase (decrease)	275	$ 1,066	(22)	$ (176)	367	$ 1,754	694	$ 3,753

	Government Money Market			
	Year ended 12-31-19		Year ended 12-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class II	54,880	$ 54,880	56,637	$ 56,637
Shares issued in reinvestment of distributions to shareholders:				
Class II	3,958	3,958	4,349	4,349
Shares redeemed:				
Class II	(113,724)	(113,724)	(139,112)	(139,112)
Net decrease	(54,886)	$(54,886)	(78,126)	$(78,126)

10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2019 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Depreciation
Pathfinder Aggressive	$ 69,437	$ 1,605	$ 4,986	$ (3,381)
Pathfinder Conservative	100,216	1,529	2,974	(1,445)
Pathfinder Moderate	699,077	12,835	30,971	(18,136)
Pathfinder Moderately Aggressive	856,824	17,974	46,271	(28,297)
Pathfinder Moderately Conservative	206,057	3,467	7,808	(4,341)
Pathfinder Moderate – Managed Volatility	713,222	19,883	26,820	(6,937)
Pathfinder Moderately Aggressive – Managed Volatility	96,679	2,352	5,935	(3,583)
Pathfinder Moderately Conservative – Managed Volatility	81,278	2,014	2,938	(924)
Government Money Market	183,662	—	—	—

For Federal income tax purposes, the Portfolios' undistributed earnings and profit for the year ended December 31, 2019 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Pathfinder Aggressive	$ 1,186	$ 7,577	$—	$—	$—
Pathfinder Conservative	2,096	5,881	—	—	—
Pathfinder Moderate	14,424	65,145	—	—	—
Pathfinder Moderately Aggressive	17,237	92,499	—	—	—
Pathfinder Moderately Conservative	4,260	15,849	—	—	—
Pathfinder Moderate – Managed Volatility	9,288	51,310	—	—	—
Pathfinder Moderately Aggressive – Managed Volatility	1,199	8,494	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	1,131	4,908	—	—	—
Government Money Market	49	—	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2019 and 2018 were as follows:

Portfolio	December 31, 2019 Distributed Ordinary Income[1]	December 31, 2019 Distributed Long-Term Capital Gains	December 31, 2018 Distributed Ordinary Income[1]	December 31, 2018 Distributed Long-Term Capital Gains
Pathfinder Aggressive	$ 1,922	$ 5,452	$ 1,675	$ 3,392
Pathfinder Conservative	2,143	4,762	1,750	2,972
Pathfinder Moderate	19,550	56,065	15,410	33,109
Pathfinder Moderately Aggressive	24,441	78,148	24,003	41,725
Pathfinder Moderately Conservative	5,005	13,433	4,186	8,769
Pathfinder Moderate – Managed Volatility	12,479	31,346	8,544	15,759
Pathfinder Moderately Aggressive – Managed Volatility	2,045	5,513	1,570	2,492
Pathfinder Moderately Conservative – Managed Volatility	1,340	3,568	1,057	1,819
Government Money Market	3,948	16	4,344	—

(1)Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

To the Shareholders and Board of Trustees of Ivy Variable Insurance Portfolios:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy VIP Pathfinder Aggressive, Ivy VIP Pathfinder Conservative, Ivy VIP Pathfinder Moderate, Ivy VIP Pathfinder Moderately Aggressive, Ivy VIP Pathfinder Moderately Conservative, Ivy VIP Pathfinder Moderate – Managed Volatility, Ivy VIP Pathfinder Moderately Aggressive – Managed Volatility, Ivy VIP Pathfinder Moderately Conservative – Managed Volatility, and Ivy VIP Government Money Market, nine of the series constituting the Ivy Variable Insurance Portfolios (the "Funds"), including the schedules of investments, as of December 31, 2019, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds as of December 31, 2019, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2019, by correspondence with the custodian, transfer agent, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
February 14, 2020

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

INCOME TAX INFORMATION

AMOUNTS NOT ROUNDED (UNAUDITED)

The Portfolios hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations for the tax period ended December 31, 2019:

	Dividends Received Deduction for Corporations
Pathfinder Aggressive	$ 320,197
Pathfinder Conservative	412,845
Pathfinder Moderate	4,875,967
Pathfinder Moderately Aggressive	6,371,332
Pathfinder Moderately Conservative	1,075,806
Pathfinder Moderate – Managed Volatility	3,495,186
Pathfinder Moderately Aggressive – Managed Volatility	561,522
Pathfinder Moderately Conservative – Managed Volatility	326,537
Government Money Market	—

The Portfolios hereby designate the following amounts as distributions of long-term capital gains:

Pathfinder Aggressive	$ 5,452,160
Pathfinder Conservative	4,761,424
Pathfinder Moderate	56,064,833
Pathfinder Moderately Aggressive	78,148,117
Pathfinder Moderately Conservative	13,433,665
Pathfinder Moderate – Managed Volatility	31,345,760
Pathfinder Moderately Aggressive – Managed Volatility	5,513,106
Pathfinder Moderately Conservative – Managed Volatility	3,568,012
Government Money Market	16,470

Internal Revenue Code regulations permit each qualifying Portfolio to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Portfolio. Each Portfolio elected to pass the following amounts of creditable foreign taxes through to their shareholders:

	Foreign Tax Credit	Foreign Derived Income
Pathfinder Aggressive	$ 35,734	$ 321,984
Pathfinder Conservative	18,509	166,778
Pathfinder Moderate	268,318	2,417,704
Pathfinder Moderately Aggressive	405,765	3,656,175
Pathfinder Moderately Conservative	59,270	534,059
Pathfinder Moderate – Managed Volatility	238,890	2,152,529
Pathfinder Moderately Aggressive – Managed Volatility	41,567	374,545
Pathfinder Moderately Conservative – Managed Volatility	21,389	192,728

(UNAUDITED)

Each of the individuals listed below serves as a trustee for the Trust (28 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, the Ivy Funds (45 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and InvestEd Portfolios ("InvestEd") (6 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (the "SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	1997	Emeritus Dean and Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company — Montana and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, WRA Funds (1997-2018); Trustee, Ivy NextShares (2017-2019); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, Ivy Funds (2017 to present) (45 portfolios overseen); Trustee, IVH (2017 to present) (1 portfolio overseen).
H. Jeffrey Dobbs 6300 Lamar Avenue Overland Park, KS 66202 1955	Trustee	2019	Global Sector Chairman, Industrial Manufacturing, KPMG LLP (2010-2015).	Director, Valparaiso University (2012 to present); Director, TechAccel LLC (2015 to present) (Tech R&D); Board Member, Kansas City Repertory Theatre (2015 to present); Board Member, PatientsVoices, Inc. (technology) (2018 to present); Board Member, Kansas City Campus for Animal Care (2018 to present); Director, National Association of Manufacturers (2010-2015); Director, The Children's Center (2003-2015); Director, Metropolitan Affairs Coalition (2003-2015); Director, Michigan Roundtable for Diversity and Inclusion (2003-2015); Trustee, Ivy NextShares (2019); Trustee, InvestEd (2019 to present) (6 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen).
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2017	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Partner, 1788 Chicken, LLC (food franchise) (2016 to present).	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee; IVH (2013 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	1998 2015	Interim President (2019 to present), Vice President (2010-2019) and Dean (2010-2019), College of Law, University of Oklahoma; Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, WRA Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Independent Chairman and Trustee, Ivy NextShares (2016-2019); Independent Chairman and Trustee, InvestEd (Independent Chairman: 2015 to present; Trustee: 2001 to present) (6 portfolios overseen); Independent Chairman and Trustee, Ivy Funds (Independent Chairman: 2006 to present; Trustee: 1998 to present) (45 portfolios overseen); Independent Chairman and Trustee, IVH (2013 to present) (1 portfolio overseen).
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2017	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to 2019); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen).
Sandra A.J. Lawrence 6300 Lamar Avenue Overland Park, KS 66202 1957	Trustee	2019	Retired, formerly, Chief Administrative Officer, Children's Mercy Hospitals and Clinics (2016-2019); CFO, Children's Mercy Hospitals and Clinics (2005-2016).	Director, Hall Family Foundation (1993 to present); Director, Westar Energy (2004-2018); Trustee, Nelson-Atkins Museum of Art (non-profit) (2007 to present); Director, Turn the Page KC (non-profit) (2012-2016); Director, Kansas Metropolitan Business and Healthcare Coalition (non-profit) (2017-2019); Director, National Association of Corporate Directors (non-profit) (2017 to present); Director, American Shared Hospital Services (2017 to present); Director, Evergy, Inc., Kansas City Power & Light Company, KCP&L Greater Missouri Operations Company, Westar Energy, Inc. and Kansas Gas and Electric Company (related utility companies) (2018 to present); Director, Stowers (research) (2018); Trustee, Ivy NextShares (2019); Trustee, InvestEd (2019 to present) (6 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen).
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953	Trustee	1996	Shareholder/Director, Polsinelli PC (law firm) (1980 to present).	Trustee, WRA Funds (1996-2018); Trustee, Ivy NextShares (2017-2019); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, Ivy Funds (2017 to present) (45 portfolios overseen); Trustee, IVH (2017 to present) (1 portfolio overseen).
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2017	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	Director, Executive Board, Cox Business School, Southern Methodist University (1998-2019); Lead Director, Northwestern Mutual Funds (2003-2017) (29 portfolios overseen); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2017	Retired; formerly, CEO and Director of Asgard Holdings, LLC (computer network and security services) (2002-2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	Trustee, Hansberger Institutional Funds (2000-2007); Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, Ivy Funds (1999 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen).

Interested Trustees

Messrs. Herrmann and Sanders are "interested" by virtue of their former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly-owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company ("IICO"), each Fund's principal underwriter, Ivy Distributors, Inc. ("IDI"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), a subsidiary of Waddell & Reed, Inc. ("Waddell & Reed"), as well as by virtue of their personal ownership of shares of WDR. The address for each Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

Name and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Henry J. Herrmann 1942	Trustee	1998	Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (2001-2016).	Director, WDR, (1998 to present); Director, IICO (2002-2016); Director, WRIMCO (1991-2016); Director, WISC (2001-2016); Director, W&R Capital Management Group, Inc. (2008-2016); Director, Waddell & Reed (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, WRA Funds (1998-2018); Trustee, Ivy NextShares (2016-2019); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, Ivy Funds (1998 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen).
Philip J. Sanders 1959	Trustee	2019	CEO, WDR (2016 to present); President, CEO and Chairman, IICO (2016 to present); President of each of the funds in the Fund Complex (2016 to present); CIO, WDR (2011-2019); CIO, IICO (2010-2019).	Trustee, Ivy NextShares (2019); Trustee, InvestEd (2019 to present) (6 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen).

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name and Year of Birth	Position(s) Held with the Trust	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed, IICO and IDI (2018 to present).
Joseph W. Kauten 1969	Vice President Treasurer Principal Financial Officer	2009 2009 2009	2006 2006 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company (WRSCO) (2007 to present).

Name and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Philip J. Sanders** 1959	President	2016	2016	CEO of WDR (2016 to present); President, CEO and Chairman of IICO (2016 to present) and WRIMCO (2016-2018); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011-2019); CIO of IICO (2010-2019) and WRIMCO (2010-2018).
Scott J. Schneider 1968	Vice President	2009	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO (2006 to present) and WRIMCO (2006-2018).
	Chief Compliance Officer	2009	2004	
Philip A. Shipp 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010-present).

*This is the date when the Officer first became an officer of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).
**Mr. Sanders was Vice President of the Trust since 2006, and of the other Trusts within the Fund Complex, until his appointment as President in 2016.

(UNAUDITED)

At a meeting of the Board of Trustees (the "Board") of Ivy Variable Insurance Portfolios (the "Trust") held on August 13th and 14th, 2019, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, and the continuance of the Investment Subadvisory Agreement between IICO and Securian Asset Management, Inc. (the "Subadviser") with respect to Ivy VIP Securian Real Estate Securities, Ivy VIP Pathfinder Moderate – Managed Volatility, Ivy VIP Pathfinder Moderately Aggressive – Managed Volatility and Ivy VIP Pathfinder Moderately Conservative – Managed Volatility. The Management Agreement and the Investment Subadvisory Agreement are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO and the Subadviser. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadviser, profitability (including any fall-out benefits) from IICO's and the Subadviser's relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and the Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge"), an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2019. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 13-14, 2019 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and the Subadviser, taking into account the large amount of materials produced by IICO and the Subadviser in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the changes IICO and its affiliates have been undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the overall rationalization of the fund complex (both completed and/or proposed), which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and the Subadviser, as well as the other services provided to the Funds by IICO and the Subadviser, as applicable (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and the Subadviser, noting the resources that each has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and the Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or the Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered management's proposal to outsource the transactional processing operations of WISC to a sub-agent for the Funds, which is designed to achieve greater efficiencies and savings for Fund shareholders over time. After full consideration of these and other factors, the Board concluded that none of IICO, the Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or the Investment Subadvisory Agreement with the Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the various initiatives that IICO has undertaken to seek to rationalize the fund complex.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark index and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective benchmark index, the Board recognized that IICO, or the Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and the Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the fund complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2019, approximately 17% of the Funds were in the top quartile of performance and 29% of the Funds were in the top two quartiles of performance and that short-term performance of such Funds were showing signs of improvement. Specifically, the report noted that 58% of the Funds were in the top two quartiles in the one-year period, and that 28% of all such Funds had improving performance in their one-year period. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were 3% over the average total expenses of their respective Broadridge Expense Group peers and 1% under the average total expenses for their Broadridge Expense Universe peers. The net management fees for the Funds were 2% over the average net management fees of their respective Broadridge Expense Group peers and 7% over the average net management fees for their Broadridge Expense Universes. The report also stated that, when compared to expenses from the prior year, net management fees deceased by 1.5%, while total expenses decreased by 1%.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated subadvisers and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

Ivy Distributors, Inc., the Ivy Variable Insurance Portfolios and the InvestEd Portfolios ("Ivy") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Ivy, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Ivy is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Ivy, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Ivy.

Information Collected

In order to tailor available financial products to your specific needs, Ivy may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Ivy may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Ivy may disclose information it collects from applications and other forms, as described above, we at Ivy also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Ivy may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Ivy has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Ivy and your financial advisor leaves Ivy to join a firm that has likewise entered the Protocol, Ivy may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Ivy, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1-888-923-3355 and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

(UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

(UNAUDITED)

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q and/or Form NPORT-EX. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

This page has been intentionally left blank

This page has been intentionally left blank

THE IVY VARIABLE INSURANCE PORTFOLIOS FAMILY

Global/International Portfolios

Global Equity Income

Global Growth

International Core Equity

Domestic Equity Portfolios

Core Equity

Growth

Mid Cap Growth

Small Cap Core

Small Cap Growth

Value

Fixed Income Portfolios

Corporate Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolio

Government Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate – Managed Volatility

Pathfinder Moderately Aggressive – Managed Volatility

Pathfinder Moderately Conservative – Managed Volatility

Science and Technology

Securian Real Estate Securities

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.

ANN-VIP-PF (12/19)